SUCCESS IN 15 LANGUAGES

ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH

Annual Financial Report 2007
Raiffeisen International Bank-Holding AG

Raiffeisen INTERNATIONAL
Member of RZB Group

FILE NO. 82-34958

Table of contents

Annual Financial Report

ANNUAL REPORT 2007

SUCCESS IN 15 LANGUAGES

ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH

INCL. BONUS FINANCE VOCABULARY

Raiffeisen INTERNATIONAL
Member of RZB Group

ANNUAL REPORT 2007

SUCCESS IN 15 LANGUAGES

ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH

Raiffeisen INTERNATIONAL
Member of RZB Group

SURVEY OF KEY DATA

Raiffeisen International Group Monetary values in € mn	2007	Change	2006[1]	2005	2004	2003
Income statement						
Net interest income after provisioning	2,062	41.7%	1,455	1,035	666	476
Net commission income	1,250	33.9%	933	607	441	333
Trading profit	128	(26.8)%	175	101	78	122
General administrative expenses	(2,184)	29.0%	(1,694)	(1,163)	(823)	(659)
Profit before tax	1,238	38.9%	891	569	341	277
Profit after tax	973	41.9%	686	460	270	227
Consolidated profit (after minorities)	841	41.7%	594	382	209	179
Balance sheet						
Loans and advances to banks	11,053	34.8%	8,202	5,794	4,779	3,521
Loans and advances to customers	48,880	39.5%	35,043	24,714	16,242	11,707
Deposits from banks	19,927	44.3%	13,814	10,236	6,620	5,320
Deposits from customers	40,457	22.0%	33,156	24,890	18,169	12,083
Equity (including minorities and profit)	6,622	44.3%	4,590	3,277	2,177	1,379
Balance sheet total	72,743	30.2%	55,867	40,695	28,907	20,063
Key ratios						
Return on equity before tax	25.7%	(1.6) PP	27.3%	21.8%	22.2%	24.1%
Return on equity after tax	20.2%	(0.8) PP	21.0%	17.6%	17.6%	19.8%
Consolidated return on equity (after minorities)	20.1%	(1.3) PP	21.4%	17.2%	17.0%	19.4%
Cost/income ratio	57.6%	(1.5) PP	59.1%	61.6%	63.5%	64.7%
Return on assets before tax	1.98%	0.08 PP	1.90%	1.68%	1.40%	1.61%
Net provisioning ratio (risk-weighted assets)	0.84%	(0.13) PP	0.97%	0.81%	0.98%	0.86%
Risk/earnings ratio	14.8%	(2.7) PP	17.5%	13.9%	17.1%	15.5%

Raiffeisen International Group Monetary values in € mn	2007	Change	2006[1]	2005	2004	2003
Bank-specific information[2]						
Risk-weighted assets (including market risk)	53,964	31.5%	41,052	29,914	19,638	12,802
Total own funds	6,684	48.1%	4,513	2,938	2,359	1,463
Own funds requirement	4,317	31.5%	3,284	2,393	1,571	1,024
Excess cover	54.8%	17.4 PP	37.4%	22.8%	50.2%	42.8%
Core capital ratio (Tier 1), banking book	11.4%	1.6 PP	9.8%	9.0%	11.8%	10.0%
Core capital ratio (Tier 1), including market risk	10.5%	1.5 PP	9.0%	8.0%	10.1%	9.4%
Own funds ratio	12.4%	1.4 PP	11.0%	9.8%	12.0%	11.4%
Stock data						
Earnings per share in €	5.80	39.1%	4.17	2.79	1.93	1.79
Price on 31 December in €	103.60	(10.3)%	115.51	55.55		
High (closing price) in €	122.50	6.1%	115.51	59.40		
Low (closing price) in €	98.25	78.0%	55.20	39.25[3]		
Number of shares on 31 December in mn	154.67	8.3%	142.77	142.77		
Market capitalization on 31 December in € mn	16,024	(2.8)%	16,492	7,931		
Proposed dividend per share in €	0.93	0.22	0.71	0.45	0.16	0.33
Resources						
Number of employees on balance sheet date	58,365	10.7%	52,732	43,614	22,851	18,386
Number of business outlets	3,015	5.9%	2,848	2,443	916	722

[1] Excluding one-off effects from the sale of Raiffeisenbank Ukraine and a minority stake in Bank TuranAlem.
[2] Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). As part of the RZB Group, Raiffeisen International is not subject to the provisions of the BWG.
[3] 25 April (IPO) to 31 December 2005

CONTENTS



Language Map
N
S
W
E
NW
NE
SW
SE
Sweden
Denmark
Latvia
Lithuania
Russia
Belarus
Poland
Germany
Czech Republic
Slovakia
Austria
Hungary
Slovenia
Croatia
Bosnia and Herzegovina
Serbia
Kosovo
Montenegro
Albania
Macedonia
Greece
Italy
Romania
Moldova
Bulgaria
Ukraine
Russia
Kazakhstan
Georgia
Armenia
Azerbaijan
Turkey

Poland Polish	**Hungary** Hungarian	**Croatia** Croatian	**Albania** Albanian	**Bulgaria** Bulgarian	**Belarus** Belarusian
Czech Republic Czech	**Austria** German	**Bosnia and Herzegovina** Bosnian, Croatian, Serbian	**Kosovo** Albanian, Serbian	**Romania** Romanian	**Russia** Russian
Slovakia Slovakian	**Slovenia** Slovenian		**Serbia** Serbian	**Ukraine** Ukrainian	

WE SPEAK THE NATIONAL LANGUAGE.

Our commitment to our home market Central and Eastern Europe is permanent and sustainable.

We bank on solid management in partnership with the local people.

To be successful long term in the markets of the future, it is necessary to speak the language of the local people. And this is why our business has 15 mother tongues. They are the key to **success** in strongly growing markets.

Raiffeisen is already today the best possible local partner for our customers and business partners. We speak their and the local language. In our home market they are looked after by some 60,000 employees in more than 3,000 branch offices. Nobody is as strongly established in Central and Eastern Europe as we are.

Follow us into our world of languages. Take a short language course with us and learn how to withdraw money at a Moscow cash machine, take out a mortgage in Zagreb or negotiate project financing in Hungary.

Accompany us on our course of success in 15 languages!

Vocabulary: success

sukses *(Albanian)*	**sukces** *(Polish)*
nocnex *(Belarusian)*	**succes** *(Romanian)*
uspjeh *(Bosnian)*	**ycnex** *(Russian)*
ycnex *(Bulgarian)*	**uspeh** *(Serbian)*
uspjeh *(Croatian)*	**úspech** *(Slovakian)*
úspěch *(Czech)*	**uspeh** *(Slovenian)*
siker *(Hungarian)*	**ycnix** *(Ukrainian)*

POLAND
At Frédéric Chopin Airport

LESSON 1



Mr Kacper lands at Warsaw Airport for the first time. He asks at the information desk for a transfer to Sobieski Hotel in the city centre:

K.: Hello, what is the best way to the Sobieski Hotel?	K.: *Dzień dobry, jak najlepiej dojechać do Hotelu Sobieski?*
I.: Would you prefer to take the bus or a taxi?	*I.: Woli Pan jechać autobusem czy wziąć taksówkę?*
K.: This depends on the **costs**. Is the taxi very **expensive**?	K.: *To zależy od **kosztów**. Czy taksówka jest bardzo **droga**?*
I.: Are you travelling alone?	*I.: Czy podróżuje Pan sam czy w towarzystwie?*
K.: Yes, but that is a different matter ...	K.: *Sam, ale to już inna historia ...*
I.: In that case the bus is a lot **cheaper**. But the bus takes 20 minutes longer.	*I.: To autobus jest naturalnie o wiele **tańszy**. Ale autobusem jedzie się 20 minut dłużej.*
K.: In times of a limited travel budget I prefer to travel by bus. Where is the stop?	K.: *W czasach ograniczonych budżetów na podróż wolę autobus. Gdzie jest przystanek?*
I.: That's easy to find. Taxi and bus are signposted. The signs are behind you.	*I.: To całkiem proste. Miejsce dla taksówek i autobusów jest oznaczone. Z tyłu za sobą zobaczy Pan znaki.*
K.: Do all buses travel to the city centre?	K.: *Czy wszystkie autobusy jadą do Śródmieścia?*

Vocabulary:

expensive	— ***drogi***	stop	— *przystanek*
cheap	— ***tani***	to travel	— *podróżować*
costs	— ***koszty***	airport	— *lotnisko*
signpost	— *drogowskaz*	stay	— *pobyt*
easy	— *proste, łatwe*		

Grammar:

The comparative form: expensive - more expensive, cheap - cheaper, fast - faster, nice - nicer; **but:** good - better!

Forma porównawcza: *drogi - droższy, tani - tańszy, szybki - szybszy, piękny - piękniejszy;* ***ale:*** *dobry - lepszy!*

I.: Take the line 175, it will take you right to the centre.	*I.: Niech Pan wsiądzie w 175, on jedzie do samego centrum.*
K.: Many thanks.	K.: *Bardzo dziękuję!*
I.: You're welcome. Have a nice stay in Warsaw!	*I.: Proszę bardzo. Miłego pobytu w Warszawie!*


info point

CZECH REPUBLIC

In a restaurant

LESSON

2



The Hovorkas are spending a long weekend in Prague on business. They have booked a table in the famous Mucha restaurant in the old town. The Chef de Rang shows them to their table.

Ch.: We have reserved a nice table for you here.	*Vrchní číšník: Zde jsme pro vás rezervovali pěkný stůl.*
Mr H.: Many thanks, do you like the table, dear?	*Pan H.: Mnohokrát děkuji, líbí se ti ten stůl, miláčku?*
Mrs H.: The one over there would be nicer.	*Paní H.: Ten naproti by mi byl milejší.*
Ch.: We can arrange that.	*Vrchní číšník: To by se určitě dalo zařídit.*
Mrs H.: Great, many thanks.	*Paní H.: Výborně, mnohokrát děkuji.*
Ch.: Please take a seat. My colleague will be right round with the menu.	*Vrchní číšník: Posaďte se prosím. Můj kolega vám hned přinese jídelní lístek.*
W.: Good evening, here is the menu. At the start you will find today's special. Would you like an aperitif?	*Číšník: Dobrý večer, tady je jídelní lístek. Na začátku najdete menu dne. Mohu vám již přinést aperitiv?*

Vocabulary:

on business	–	***obchodně***	menu	–	*jídelní lístek*
restaurant	–	*restaurace*	wine	–	*víno*
waiter	–	*číšník*	soup	–	*polévka*
table	–	*stůl*	dessert	–	*dezert*
to reserve	–	*rezervovat*	beer	–	*pivo*

Grammar:

The possessive pronoun: my coat, your coat, his coat, her coat, our coat, your coat, their coat.

Přivlastňovací zájmeno: *můj plášť, tvůj plášť, jeho plášť, její plášť, náš plášť, váš plášť, jejich plášť.*

Mrs H.: I would like a glass of prosecco.	*Paní H.: Pro mne prosím sklenici Prosecca.*
Mr H.: I will have a small Pilsner beer.	*Pan H: Já si dám malý Plzeňský Prazdroj.*
Mrs H.: I will have the special, but without Bramboracka.	*Paní H.: Já si dám menu, ale bez bramboračky.*
Mr H.: The opposite for me, please: I will have Bramboracka, but no Pardubitz gingerbread.	*Pan H: Pro mne přesně totéž, ale obráceně: Dám si bramboračku, zato si ale nedám pardubický perník.*
W.: Would you like the wine menu?	*Číšník: Mohu vám přinést vinný lístek?*
Mr H.: Yes, please.	*Pan H: Ano. Děkujeme.*



SLOVAKIA
At the travel agency

LESSON
3



Mr and Ms Zabavnik are planning an excursion to the high Tatra. They go to a travel agency in Bratislava to arrange everything.

A.: Take a seat. Where would you like to travel to?	CK: *Posaďte sa. Kam by ste chceli ísť?*
Mr Z.: We want to go skiing in Tatranska Lomnica for a weekend.	*Pán Z.: Cez víkend by sme chceli ísť lyžovať do Tatranskej Lomnice.*
A.: I would recommend the Kolowart hotel. It offers low-price **packages** in the close season in particular.	CK: *Tak by som vám odporúčala hotel Kolowart. Obzvlášť mimo sezóny ponúka výhodné* ***paušály***.
Ms Z.: That looks nice. What **offer** can you make us?	*Pani Z.: Vyzerá veľmi pekne. Akú* ***ponuku*** *nám môžete urobiť?*

Vocabulary:

package	– ***paušál***	directions	– *príjazd*
offer	– ***ponuka***	description	– *opis*
to pay	– ***(za)platiť***	double room	– *dvojlôžková izba*
hotel	– *hotel*		
excursion	– *výlet*	travel agency	– *cestovná kancelária*
weekend	– *víkend*		

Grammar:

Direct and indirect speech: Ms Z. says, "I like the hotel very much." Ms Z. says she likes the hotel very much. / Mr Z. said, "We will travel by car." Mr Z. said they would travel by car.

Priama a nepriama reč: *Pani Z. hovorí: „Mne sa ten hotel veľmi páči." Pani Z. hovorí, že sa jej ten hotel veľmi páči. / Pán Z. povedal: „Pôjdeme autom." Pán Z. povedal, že pôjdu autom.*

A.: You stay from Thursday to Sunday, but only **pay** for two nights.	CK: *Zostanete od štvrtku do nedele, ale* ***zaplatíte*** *len za dve noci!*
Mr Z.: That sounds excellent.	*Pán Z.: To znie vynikajúco!*
Ms Z.: Please book a double room for the next weekend.	*Pani Z.: Zarezervujte nám prosím dvojlôžkovú izbu na budúci víkend.*
A.: You are lucky, there is just one room left. Here is your order confirmation. Will you be driving?	CK: *Máte šťastie, už je voľná len jedna izba. Tu je vaše potvrdenie o rezervácii. Pôjdete vlastným autom?*
Mr Z.: Yes.	*Pán Z.: Áno.*
A.: You will find directions in the hotel brochure.	CK: *V prospekte o hoteli nájdete plán príjazdu.*



LESSON 4

HUNGARY
Leasing a warehouse



A businessman discusses with his Raiffeisen-Leasing account manager a lease structure for a real estate project.

A.: Do you want to setup a **central warehouse** in Győr?	T.: *Egy **központi raktárt** szeretne létesíteni Győrben?*
B.: Yes. After all, we have already been operating successfully in the Hungarian market for eight years. So far we have supplied our customers from Vienna.	Ü.: *Igen. Már nyolc éve sikeresen jelen vagyunk a magyar piacon. Eddig Bécsből szolgáltuk ki ügyfeleinket.*
A.: And do you know how big it is to be?	T.: *És tudja már, hogy mekkora lesz?*
B.: We need a surface of at least 10,000 square metres to meet the need in the medium term. At least from today's perspective, that is.	Ü.: *A szükségletek középtávú kielégítésére legalább 10.000 négyzetméter raktározási területre van szükségünk. Legalábbis a jelen állás szerint.*
A.: Have you already got an initial **cost estimate**?	T.: *Készítettek már **költségbecslést**?*
B.: Our construction department estimates a total of three million euros in **investment costs** for the development. I will be happy to send you the precise plan.	Ü.: *Építési osztályunk összesen hárommillió euróra becsüli a **beruházási költségeket**. Szívesen elküldöm Önnek a pontos tervszámításokat.*

Vocabulary:

businessman	— ***üzletember***	**cost estimate**	— ***költségbecslés***
account manager	— ***tanácsadó***	**investment costs**	— ***beruházási költségek***
leasing	— ***lízing***	documents	— *iratok*
real estate	— ***ingatlan***	address	— *cím*
central warehouse	— ***központi raktár***	business card	— *névjegykártya*
		suggestion	— *javaslat*

Grammar:

Present – future: we supply - we will supply, I fly - I will fly, he sends - he will send, she goes - she will go.

jelen idő – múlt idő: *szállítunk - szállítani fogunk, repülök - repülni fogok, küld - küldeni fog, megy - menni fog.*

A.: That would be helpful. I can then draw up a suggestion for a **lease structure** for you by tomorrow.	T.: *Az tényleg nagyon hasznos lenne. Így holnapig össze tudok állítani Önnek egy **lízing**-finanszírozási javaslatot.*
B.: That's ideal.	Ü.: *Ez így teljesen megfelel.*



LESSON

5

SLOVENIA

The letter



Vocabulary:

business partner	– ***poslovni partner***	**budget**	– ***proračun***
economy	– ***gospodarstvo***	**figures**	– ***številke***
growth rate	– ***stopnja rasti***	help	– *pomoč*
saturated market	– ***zasičen trg***	impression	– *vtis*
prospect	– ***perspektiva***	country	– *država*
		hospitality	– *gostoljubje*
		future	– *prihodnost*

Grammar:

Present – past: can - he could, think - I thought, collect - he collected, dream - she dreamed, have - we had, be - they were, have - I had, write - you wrote.

Sedanjik – preteklik: *moči - on je lahko, misliti - jaz sem mislil, zbirati - on je zbiral, sanjati - ona je sanjala, imeti - mi smo imeli, biti - oni so bili, imeti - jaz sem imel, pisati - ti si pisal.*

Mr Benigini thanks his business partner for an invitation to Maribor. He writes him a letter.

Dear Mr Krivko

I arrived back in Milan safely and would like to again take the opportunity to thank you for the pleasant days in Slovenia.

Thanks to your help I managed to gain many impressions of your country in the few days.

I am very impressed at what speed your **economy** is growing. We can all but dream of such **growth rates** in a **saturated market**. I am convinced that our partnership holds excellent future **prospects**. I already look forward to negotiating the details with you. When you have created your **budget**, we should look through the **figures** together. This will also give me the opportunity to return your hospitality.

With better weather conditions I hope!

I look forward to seeing you again.

Kind regards

Your H. B.

Spoštovani gospod Krivko,

potem ko sem se varno vrnil v Milano, bi se vam rad ponovno zahvalil za prijetne dni, ki sem jih preživel v Sloveniji. Z vašo prijazno pomočjo sem v nekaj dneh zbral zelo veliko vtisov o vaši deželi. Zelo sem prevzet nad tem, s kakšnim tempom se razvija vaše ***gospodarstvo****. O takšnih* ***stopnji rasti*** *lahko na* ***zasičenem trgu*** *seveda le sanjamo. Mislim, da ima naše novo partnerstvo odlično* ***perspektivo*** *v prihodnosti.*

Veselim se že podrobnejših pogovorov z vami. Ko boste imeli pripravljen proračun, bi morali na Dunaju skupaj pregledati ***številke****. Tako bom imel priložnost, da se vam oddolžim za vaše gostoljubje. Ob lepšem vremenu, upam!*

Veselim se že ponovnega snidenja z vami.

S prijaznimi pozdravi,

H. B.



LESSON 6

CROATIA

Taking out a mortgage



Mr Horvat recently started working for a major construction company. He now wants to take out a mortgage with Raiffeisenbank Austria to build a holiday home on the island of Krk.

H.: Hello. I would like to take out a mortgage with you.	*H.: Dobar dan! Ja bih kod Vas podigao stambeni kredit.*
B.: Please take a seat, then we can discuss all details in-depth.	*B.: Izvolite sjesti pa da u miru dogovorimo detalje.*
H.: I have been working with a major construction company for the last 3 months and am now also earning a higher **salary** and would like to build a holiday home on Krk.	*H.: Već tri mjeseca radim u velikom građevinskom poduzeću, primam veću **plaću** i želim izgraditi kuću za odmor na Krku.*
B.: Would you prefer a long-term **loan** with low repayments or a short-term **loan** with higher monthly **repayments**?	*B.: Dajete li prednost dugoročnom **kreditu** sa manjom, ili kratkoročnom **kreditu** sa većom mjesečnom ratom?*
H.: A long-term **loan**.	*H.: Dugoročnom **kreditu**!*
B.: How much is your **monthly salary**?	*B.: Kolika su Vam **mjesečna primanja**?*
H.: HRK 4,700, but I have been promised a **rise** for next year.	*H.: 4.700 HRK, ali za sljedeću godinu mi je obećano **povećanje plaće**!*
B.: All right, I can prepare for you two simulations of the **loan** calculation. The first simulation is based on your current **salary** and the second on the expected **salary** increase.	*B.: U redu, napravit ću Vam dvije simulacije izračuna iznosa **kredita**. Prva je bazirana na sadašnjoj **plaći** a druga na očekivanom povećanju.*
H.: Great.	*H.: Odlično.*
B.: We can discuss the documents in a few days.	*B.: Za nekoliko dana možemo raspraviti o dokumentaciji.*

Vocabulary:

rise	– ***povećanje plaće***	to need	– *potreba*
monthly salary	– ***mjesečna plaća***	to get	– *dobiti*
loan	– ***kredit***	to expand	– *proširiti*
repayment	– ***otplata***	quiet	– *tiho, tišina*
week	– *tjedan*		

Adverbs: today, immediately, with, there, never, often, always, where, when, here.

Prilozi: *danas, odmah, pri tome, tamo, nikada, često, uvijek, gdje, kada, ovdje.*



BOSNIA AND HERZEGOVINA

At the drugstore

LESSON

7



Ms Zekirović travels a lot for business. She has caught a cold on the plane and is now visiting a drugstore in Sarajevo.

Z.: Hello. I have caught a cold. Probably on a flight. Unfortunately, I don't have the time to go to bed.	Z.: *Dobar dan! Prehladila sam se. Najvjerovatnije u avionu. Nažalost nemam vremena da odležim.*
D.: Do you also have a fever?	A.: *Imate li temperaturu?*
Z.: No. I took my temperature this morning.	Z.: *Ne. Jutros sam je mjerila.*
D.: Right. What are your symptoms?	A.: *Dobro. Koji su Vaši simptomi?*
Z.: At first it started to scratch in my throat, then a cough was added to this and my nose has been running since this morning.	Z.: *Počelo je sa nadraženošću grla, a kasnije sam počela kašljati i od jutros mi curi nos.*
D.: I have a good substance with vitamin C to strengthen defensive forces.	A.: *Propisat ću Vam jedno dobro sredstvo sa vitaminom C za jačanje Vaše otpornosti.*
Z.: Do you also have something for the tickle in my throat?	Z.: *Imate li i nešto protiv nadraženosti grla?*

Vocabulary, Bosnian:

business trip	***poslovno putovanje***	vitamins	*vitamini*
drugstore	*apoteka*	nose	*nos*
cold	*prehlada*	mouth	*usta*
cough	*kašalj*	time	*vrijeme*
cold	*hunjavica*	to soothe	*smiriti*
drops	*kapi*	to aggravate	*nadražiti*
		to help	*pomoći*

Adjectives: strong - weak, big - small, old - young, beautiful - ugly, fat - thin, long - short, loud - quiet, a lot - a little, soft - rough.

Pridjevi: *jako - slabo, veliko - malo, staro - mlado, lijepo - ružno, debelo - mršavo, dugo - kratko, glasno - tiho, puno - malo, nježno - grubo.*

D.: Yes, take these drops, before you go to bed.	A.: *Da, uzimajte ove kapi prije spavanja.*
Z.: And what about my cold?	Z.: *A moja hunjavica?*
D.: A cold takes some time to pass. You will see, in two days time you will already feel a lot better. Unless the next flight is waiting!	A.: *Da bi Vas prehlada popustila potrebno je da prođe određeno vrijeme. Vidjet ćete, za dva dana ćete se osjećati puno bolje. Naravno, ukoliko Vas već ne čeka sljedeći let!*



LESSON 7

Bosnia and Herzegovina's other languages in alphabetical order.

Z.: *Dobar dan! Prehladila sam se. Najvjerojatnije u zrakoplovu. Nažalost nemam vremena da odležim.*

L.: *Imate li vrućicu?*

Z.: *Ne. Jutros sam je mjerila.*

L.: *Dobro. Koji su Vaši simptomi?*

Z.: *Počelo je sa nadraženošću grla, a kasnije sam počela kašljati i od jutros mi curi nos.*

L.: *Propisat ću Vam jedno dobro sredstvo sa vitaminom C za jačanje Vaše otpornosti.*

Z.: *Imate li i nešto protiv nadraženosti grla?*

L.: *Da, uzimajte i ove kapi prije spavanja.*

Z.: *A moja hunjavica?*

L.: *Da bi Vas prehlada popustila potrebno je da prođe određeno vrijeme. Vidjet ćete, za dva dana ćete se osjećati puno bolje. Naravno, ukoliko Vas već ne čeka sljedeći let.*



Z.: *Dobar dan! Prehladila sam se. Najvjerovatnije u avionu. Najverovatnije u avionu. Nažalost nemam vremena da odležim.*

A.: *Imate li temperaturu?*

Z.: *Ne. Jutros sam je mjerila.*

A.: *Dobro. Koji su Vaši simptomi?*

Z.: *Počelo je sa nadraženošću grla, a kasnije sam počela kašljati i od jutros mi curi nos.*

A.: *Propisat ću Vam jedno dobro sredstvo sa vitaminom C za jačanje Vaše otpornosti.*

Z.: *Imate li i nešto protiv nadraženosti grla?*

A.: *Da, uzimajte ove kapi prije spavanja.*

Z.: *A moja kijavica?*

A.: *Da bi prehlada popustila potrebno je određeno vrijeme. Vidjet ćete, za dva dana ćete se puno bolje osjećati. Naravno, ukoliko Vas već ne čeka sljedeći let.*

Vocabulary, Croatian:

business trip	— ***poslovno putovanje***	vitamins	— *vitamini*
drugstore	— *ljekarna*	nose	— *nos*
cold	— *prehlada*	mouth	— *usta*
cough	— *kašalj*	time	— *vrijeme*
cold	— *hunjavica*	to soothe	— *smiriti*
drops	— *kapi*	to aggravate	— *razdražiti*
		to help	— *pomoći*

Adjectives: strong - weak, big - small, old - young, beautiful - ugly, fat - thin, long - short, loud - quiet, a lot - a little, soft - rough.

Pridjevi: *snažno - slabo, veliko - malo, staro - mlado, lijepo - ružno, debelo - mršavo, dugo - kratko, glasno - tiho, puno - malo, nježno - grubo.*

Vocabulary, Serbian:

business trip	— ***poslovno putovanje***	vitamines	— *vitamini*
drugstore	— *apoteka*	nose	— *nos*
cold	— *prehlada*	mouth	— *usta*
cough	— *kašalj*	time	— *vrijeme*
cold	— *kijavica*	to soothe	— *smiriti*
drops	— *kapi*	to aggrevate	— *razdražiti*
		to help	— *pomoći*

Adjectives: strong - weak, big - small, old - young, beautiful - ugly, fat - thin, long - short, loud - quiet, a lot - a little, soft - rough.

Pridjevi: *snažno - slabo, veliko - malo, staro - mlado, lijepo - ružno, debelo - mršavo, dugo - kratko, glasno - tiho, puno - malo, nježno - grubo.*

LESSON

8

ALBANIA

Exchanging money in the bank



***Ms Shala is on a business trip to Albania.
In Tirana she goes to the bank to exchange money.
A customer just leaves the desk and it is
immediately Ms Shala's turn.***

K.: Hello, what can I do for you?	A.: *Mirëdita, si mund t'ju ndihmoj?*
S.: I would like to exchange **euros**. What is the current **exchange rate**?	S.: *Dua të këmbej **Euro**. Sa është **kursi** i sotëm **i këmbimit**?*
K.: Today's rate is 124.12 **lek** for one euro.	A.: *Sot kursi i këmbimit është një Euro 124,12 **Lek**.*
S.: Right. I would like to exchange 300 euros.	S.: *Mirë, do të doja të këmbeja 300 Euro.*
K.: No problem. At today's rate that makes* 37,236 lek. What size of **notes** would you like?	A.: *Në regull, me kursin* e sotëm vlera është 37,236 Lek. A i doni në **kartëmonedha** të mëdha?*
S.: Please give me half in big notes and the rest in small ones.	S.: *Gjysmën në kartëmonedha të mëdha dhe pjesën tjetër në kartëmonedha të vogla.*
K.: Five thousand, ten thousand, twenty thousand and the remaining 17,236 lek in small notes ...	A.: *Pesë mijë, dhjetë mijë, pesëmbëdhjetë mije, njëzet mijë, dhe 17,236 Lek që mbeten në kartëmonedha të vogla.*

*Approximate rate at the time of printing.

Vocabulary:

bank	–	***bankë***
exchange office	–	***zyrë kembim valute, ndërrim parash***
desk	–	***arka, sporteli***
euros	–	***Euro***
lek	–	***Lek***
note	–	***kartëmonedhë***
exchange rate	–	***kursi i këmbimit***
wallet	–	***portofol***
business trip	–	*udhëtim pune*
today	–	*sot*
to leave	–	*lë, largohem, iki*
customer	–	*klient*

Grammar:

Singular – plural: receipt - receipts, bank - banks, note - notes, problem - problems, day - days, customer - customers.

Njëjës – shumës: *llogari - llogaritë, bankë - bankat, kartëmonedhë - kartëmonedhat, problem - problemet, ditë - ditët, klient - klientët.*



And here is your receipt.	*Urdhëroni faturën.*
S.: Actually, maybe you could give me more big notes after all? Otherwise my **wallet** will be too full!	S.: *Nëse mendohem mirë a është e mundur të më jepni vetëm kartëmonedha të mëdha? Ndryshe me fryhet **portofoli**!*
K.: Here you are.	A.: *Urdhëroni.*

LESSON

9

KOSOVO
A visit from Austria



Mr and Mrs Gashi are invited to dine at the Kastrioti family in Pristina.

Mr K.: Good evening. Please come in. You can leave your coats here.	*Z. K: Mirëmbrëma, urdhëroni. Këtu mund të lini xhaketat tuaja.*
Mrs G.: Many thanks. You have a really nice house.	*Znj. G: Shumë faleminderit. Ju keni me të vërtetë një shtëpi të bukur.*
Mrs K.: Thank you for the compliment. But you should have seen it before. We renovated it for a whole year.	*Znj. K: Faleminderit shumë për komplimentin. Sikur ta shihnit si ka qenë më parë. E kemi rinovuar për një vit të tërë.*
Mr G.: Did you have to **invest** a lot?	*Z. G: Duhej të **investonit** shumë?*
Mrs K.: Yes, especially time and nerves.	*Znj. K: Po, sidomos kohë dhe nerva.*
Mr K.: Thankfully we had a **refurbishment loan** from Raiffeisenbank with very good conditions. The **repayment** rates are not a great strain on our household budget.	*Z. K: Për fat patëm një **kredi rinovimi** nga Raiffeisen Bank me kushte shumë të favorshme. **Këstet** e kthimit nuk e rëndojnë shumë buxhetin e familjes sonë.*
Mrs G.: You have shown a lot of good taste for the renovation. Old houses always have a very special charm.	*Znj. G: Rinovimin e keni bërë me shije. Shtëpitë e vjetra gjithmonë kanë diçka të veçantë.*

Vocabulary, Albanian:

to invest	– ***investoj***	taste	– *shije*
refurbishment loan	– ***kredi për rinovim***	compliment	– *kompliment, lavdërim*
repayment	– ***këste***	meal	– *darkë*
house	– *shtëpi*		

Grammar:

Subjunctive: he says - he would say, she stays - she would stay, I go - I would go, she lies - she would lie, she has - she would have, I give - I would give, he comes - he would come.

Mënyra kushtore: *ai thotë - të thotë, ajo qëndroi - të qëndrojë, unë shkoj - të shkoj, ajo është shtrirë - të jetë shtrirë, ajo ka - të ketë, unë jap - të jap, ai vjen - të vijë.*

Mrs K.: That is why we decided to renovate and not to rebuild from scratch. But I'm not sure that I would make the same decision again today.	*Znj. K: Ndaj kemi vendosur më parë për një rinovim sesa për të ndërtuar një shtëpi të re. Por nuk e di nëse sot do ta merrja të njëjtin vendim përsëri.*



Kosovo's second national language.

Vocabulary, Serbian:

to invest	– ***investirati, uložiti***	house	– *kuća*
refurbishment loan	– ***kredit za renoviranje***	taste	– *ukus*
		compliment	– *kompliment, pohvala*
repayment	– ***otplaćivanje***	meal	– *večera*

Grammar:

Subjunctive: he says - he would say, she stays - she would stay, I go - I would go, she lies - she would lie, she has - she would have, I give - I would give, he comes - he would come.

Konjunktiv: *on kaže - on bi rekao, ona ostaje - ona bi ostala, ja idem - ja bih otišao, ona leži - ona bi ležala, ona ima - ona bi imala, ja dajem - ja bih dao/la, on dolazi - on bi došao.*



Mr K.: Good evening. Please come in. You can leave your coats here.	*Gospodin K.: Dobro veče! Izvolite ući! Ovde možete da ostavite stvari.*
Mrs G.: Many thanks. You have a really nice house.	*Gospođa G.: Mnogo Vam hvala! Uistinu imate mnogo lepu kuću.*
Mrs K.: Thank you for the compliment. But you should have seen it before. We renovated it for a whole year.	*Gospođa K.: Hvala na komplimentu. Trebalo je da je vidite pre. Godinu dana smo je renovirali!*
Mr G.: Did you have to **invest** a lot?	*Gospodin G.: Jest li morali puno* ***investirati?***
Mrs K.: Yes, especially time and nerves.	*Gospođa K.: Da, vremena i nerava pre svega.*
Mr K.: Thankfully we had a **refurbishment loan** from Raiffeisenbank with very good conditions. The **repayment** rates are not a great strain on our household budget.	*Gospodin K.: Na svu sreću smo dobili* ***kredit za renoviranje*** *od Raiffeisen banke, sa veoma povoljnim uslovima.* ***Otplaćivanje rata*** *ne opterećuje baš mnogo naš kućni budžet.*
Mrs G.: You have shown a lot of good taste for the renovation. Old houses always have a very special charm.	*Gospođa K.: Dokazali ste da imate mnogo ukusa. Stare kuće uvek imaju neki poseban šarm.*
Mrs K.: That is why we decided to renovate and not to rebuild from scratch. But I'm not sure that I would make the same decision again today.	*Gospođa K.: Zbog toga smo se i odlučili za renoviranje a ne za novu gradnju. Ali ne znam da li bih i danas odlučila tako.*

LESSON

10

SERBIA
What time is it?



Ms Vuković is standing outside a Raiffeisenbank branch in Belgrade. It is early in the morning. She speaks to a passer-by on his way to work.

V.: Can you tell me what time it is?	V.: *Izvinite, možete li mi reći koliko je časova?*
P.: Of course. It is now exactly 7.30am.	P.: *Rado, tačno je sedam časova i trideset minuta.*
V.: Do you know when this bank opens? I would like to withdraw **money** from my **account** and make a **transfer**.	V.: *Znate li kada se otvara banka? Želela bih da podignem **pare** sa moga **računa** i da uradim **transfer**.*
P.: Look, there's the notice with the opening hours: Monday to Friday 8:30am to 7:00pm* Saturday 10:00am to 6:00pm.	P.: *Pogledajte, ovde je natpis sa radnim vremenom: Od ponedeljka do petka od 8:30 do 19:00* časova, subotom od 10:00 do 18:00.*
V.: Oh dear, how did I miss the notice? This is unbelievable: Raiffeisenbank is even open here on Saturdays. And is there no lunch break?	V.: *O, nisam primetila tako uočljiv natpis! Neverovatno! Ovde je Raiffeisen banka čak i subotom otvorena. Zar nema pauze za ručak?*
P.: Yes, exactly. Raiffeisenbank is open all day until 7pm.	P.: *Tačno. Raiffeisen banka je neprekidno otvorena do 19:00 časova.*

Vocabulary:

account	– ***konto, račun***	hour	– *čas*
transfer	– ***doznaka, doznačivanje***	day	– *dan*
to withdraw money	– ***podići pare***	closed	– *zatvoreno*
bank branch	– ***banka***	morning	– *jutro*
all day open	– *neprekidno otvoreno*	passer-by	– *prolaznik*
		way	– *put*
		work	– *posao*

The time: one o'clock, two o'clock, ten o'clock (in the morning), ten o'clock (in the evening), half past seven, a quarter past eight, twenty past eight, a quarter to eleven, midnight, noon.

***Vreme:** jedan čas, dva časa, deset časova (pre podne), deset časove (naveče), pola osam, osam i petnaest, osam i dvadeset, petnaest do jedanaest, ponoć, podne.*

V.: That is a great service. In that case I will do some shopping and come back around 11am. Thank you for the information.	V.: *To je odlična usluga. Idem da obavim još jednu nabavku i vraćam se oko 11:00 časova. Mnogo Vam hvala na informacijama.*
P.: My pleasure, have a nice day!	P.: *Rado sam Vam pomogao, želim Vam ugodan dan!*

*Standard opening hours, regional differences may occur!

LESSON

11

BULGARIA

Purchasing a car



Vocabulary:

asking price	— ***База за преговори***	kilometres	— *Километри*
cash payment	— ***Плащане в брой***	guarantee	— *Гаранция*
purchase	— ***Покупка***	colour	— *Цвят*
small car	— *Малка кола*	service log	— *Сервизна книжка*
winter tires	— *Зимни гуми*	car dealer	— *Търговец на автомобили*
year of manufacture	— *Година на производство*	second hand cars	— *Автомобил на старо*

Grammar:

Prepositions: to the car, into the car, at the car, on the car, in front of the car, behind the car.

Предлози: *към автомобила, в автомобила, до автомобила, на автомобила, пред автомобила, зад автомобила.*

Mr Svetlinov has moved with his family out of town. He now needs a second car. He wants to buy a low-cost small car from a second-hand car dealer.

D.: You are looking for a small car? Would you also consider older models?	T.: *Малка кола ли търсите? Може ли да не е нова?*
S.: It shouldn't be older than three years and have more than 50,000 km on the clock by any means.	C.: *Не бива да е по-стара от три години и да е изминала повече от 50 000 километра според километража.*
D.: Well, I have an interesting offer for you. This car may be older than three years, but it only has 37,000 km on the clock.	T.: *Тогава имам за Вас интересна оферта. Този автомобил е на повече от три години, но е едва на 37 000 километра.*
S.: How many owners has the car had?	C.: *Колко предишни собственици е имал автомобилът?*
D.: Just one. Non-smoker of course. I will give you a two-year guarantee on the car.	T.: *.: Колата е от първи собственик. Разбира се, непушач! Ще ви дам две години гаранция за автомобила.*
S.: Red is not my favourite colour, but the car looks very well looked after. How much does it cost?	C.: *Червеният цвят не ми е любим, но колата изглежда много добре поддържана. Колко струва?*
D.: 9,500 lev with guarantee.	T.: *9 500 лева с гаранция!*
S.: **Asking price?** Well, for 9,000 lev I would take the car.	C.: ***Може ли да се преговаря?*** *Е, ще взема колата за 9 000 лева.*
D.: Remember that the car is a garage car from first hand. You hardly come across this anymore.	T.: *Не забравяйте, че колата е с гаранция от първа ръка! Днес такова нещо почти не се намира.*
S.: 9,000 lev. I'll pay **cash.**	C.: *9 000 лева. Плащам* ***в брой.***
D.: Right, in that case I think we can finalize the **purchase.**	T.: *Добре, тогава мисля, че можем перфектно да уредим* ***сделката.***

LESSON 12

ROMANIA
In the supermarket



Two women meet in a supermarket and discuss the prices.

S.: Have you already seen the washing powder **on offer**?	S.: *Aţi văzut detergentul din **ofertă**?*
T.: Yes, really cheap. A 5-kg bag for only 25 lei.*	T.: *Da, e chiar ieftin! Un pachet de 5 kilograme pentru numai 25 de lei.**
S.: I took two bags, they only cost 45 lei with a **quantity discount**.	S.: *Am cumpărat două pachete şi costă doar 45 de lei, cu **reducere pentru cantităţi mari**.*
T.: In that case I will take another bag, too.	T.: *Atunci o să cumpăr şi eu încă un pachet.*
S.: The milk has **gone up**. One litre now costs 3 lei.	S.: *Laptele s-a **scumpit**. Un litru costă acum 3 lei.*
T.: Yes, the butter is very **expensive**, too. They have good butter in this store from local production, 200 g only cost 2.50 lei.	T.: *Da, şi untul este foarte **scump**. Aici poţi găsi unt bun din producţie autohtonă, iar 200 de grame costă doar 2,50 lei.*
S.: Sometimes I buy butter and milk on the **market** at the farmer's. **Prices** are about a third lower there.	S.: *Câteodată cumpăr unt şi lapte de la un ţăran din **piaţă**. Acolo **preţurile** sunt cu o treime mai mici!*
T.: I also go to the **market** a lot. The vegetables, in particular, are always fresh and cheaper there.	T.: *Şi eu mă duc des la **piaţă**. Legumele, în special, sunt mereu proaspete şi mai ieftine acolo.*
S.: But the choice on the **market** is not so big.	S.: *Dar oferta din **piaţă** nu este la fel de variată.*
T.: Do you think so? Well, I just bought some cabbage. Only 1 leu a piece.	T.: *Aşa credeţi? Ei bine, tocmai am cumpărat nişte varză. O căpăţână costă doar 1 leu.*
S.: In that case I will take some too and make sarmale out of it.	S.: *Atunci o să cumpăr şi eu şi o să fac din ea sarmale.*
T.: Good idea!	T.: *Bună idee!*

Vocabulary:

offer	– ***ofertă***	supermarket	– *supermarket*
price	– ***preţ***	washing powder	– *detergent*
reduced	– ***redus***	butter	– *unt*
quantity discount	– ***reducere pentru cantităţi mari***	milk	– *lapte*
		bread	– *pâine*
quantity	– ***cantitate***	fruit	– *fructe*
market	– ***piaţă***	vegetables	– *legume*
expensive	– ***scump***	idea	– *idee*

The numbers: one, two, three, four, five, six, seven, eight, nine, ten; twenty.

Numerele: *unu, doi, trei, patru, cinci, şase, şapte, opt, nouă, zece; douăzeci.*

*Approximate prices at the time of printing.

LESSON

13

UKRAINE

Arrival at the Radisson Hotel



Mr Pazenko is visiting Kiev for the first time. He pays for the taxi, and a bellboy accompanies him to the reception.

R.: Hello, have you reserved?	Р.: *Доброго дня! Чи заброньовано для Вас номер?*
P.: Yes, under the name Pazenko.	П.: *Так, на прізвище Пазенко.*
R.: I'm sorry, we have no reservations under the name Bazenko.	Р.: *Перепрошую, але на прізвище Базенко, жодних номерів не заброньовано.*
P.: I did say Pazenko and not Bazenko.	П.: *Але ж я назвав прізвище Пазенко, а не Базенко.*
R.: Oh sorry, there we are. Four nights are reserved in your name. I see, your company has a 20 **per cent** discount on the **room price**.	Р.: *Ой, перепрошую, вже знайшовся. На Ваше ім'я заброньовано номер на чотири доби. Як я бачу, Ваша фірма отримує у нас*

Are you **paying** by **credit card** or cash?	20 **відсотків знижки** від **вартості номера**. Ви платитимете **кредитною карткою** чи готівкою?
P.: By **credit card**.	П.: **Кредитною карткою.**
R.: Please fill in the registration form.	Р.: *Заповніть, будь ласка, бланк реєстрації.*
P.: Can I have a pen?	П.: *Не могли б Ви дати мені ручку?*
R.: Of course, here you are!	Р.: *Ось, будь ласка!*

Vocabulary:

to pay	– **платити**	passport	– *паспорт*
room price	– **вартість номера**	reception	– *стійка реєстрації*
per cent	– **відсоток**	pen	– *ручка*
discount	– **знижка**	form	– *бланк*
credit card	– **кредитна картка**		

Phrases: We wish you a pleasant stay. Many thanks! Here you are. As you wish. Please be so kind ...

Вирази: *Бажаємо приємного перебування. Дуже дякую! Ось, будь ласка. Як забажаєте. Зробіть ласку ...*



LESSON 14

BELARUS
On the telephone



Mr Sokolov would like to set up the first branch of a trade chain in Minsk. He makes a telephone call to arrange an appointment with the bank.

PB.: Priorbank, hello! What can I do for you?	*П.: Пріорбанк, добры дзень! Чым я магу Вам дапамагчы?*
S.: Hello! My name is Sokolov, could you please connect me to an **account manager**, who can talk to a **corporate client**?	*С.: Добры дзень! Маё імя Сакалоў, злучыце мяне, калі ласка, з* ***супрацоўнікам****, які можа пракансультаваць* ***карпаратыўнага кліента****?*
PB.: Certainly, what area?	*П.: З задавальненнем. У якой сферы дзейнасці?*
S.: Foods trading.	*С.: Гандаль прадуктамі харчавання.*
PB.: You should speak to Mr Tarasov. One moment, I will connect you.	*П.: Тады Вам лепш за ўсё пагаварыць са спадаром Тарасавым. Адзін момант, злучаю.*
T.: Hello Mr Sokolov, how can I help you?	*Т.: Добры дзень, спадар Сакалоў! Чым я магу Вам дапамагчы?*
S.: I am interested in setting up a **branch** for my **trade chain** in Minsk and would like to discuss the **financing**.	*С.: Я хацеў бы заснаваць у Мінску* ***філіял*** *для маёй* ***гандлёвай сеткі*** *і абмеркаваць тэму* ***фінансавання****.*
T.: It would be better if you came to see us.	*Т.: Будзе найлепшым, калі Вы зможаце зайсці да нас.*
S.: With pleasure. How about Wednesday, 4pm?	*С.: З задавальненнем. Як наконт серады,а 4 гадзіне.*
T.: That's ideal. I will expect you at our head office in Khoruzhey street 31-A.	*Т.: Такі час вельмі зручны для мяне. Прыходзьце да нас у галаўны офіс па вуліцы Харужай 31-А.*
S.: Great. See you on Wednesday, bye-bye.	*С.: Вельмі добра. Да пабачэння. Да серады.*



Vocabulary:

trade chain	— ***Гандлёвая сетка***	financing	— ***Фінансаванне***
branch	— ***Філіял***	telephone call	— *Тэлефонная размова*
account manager	— ***Супрацоўнік***	appointment	— *сустрэча*
corporate client	— ***Карпаратыўны кліент***	to connect	— *злучыць*
		moment	— *момант*
		to help	— *дапамагчы*

The days of the week: Monday, Tuesday, Wednesday, Thursday, Friday, Saturday, Sunday.

Дні тыдня: *панядзелак, аўторак, серада, чацьвер, пятніца, субота, нядзеля.*

LESSON

15

RUSSIA

The cash machine



Ms Sobolewa has arrived in Moscow at Leningrad Station. She is met by her business partners' chauffeur. Before she goes to the meeting, she wants to withdraw money from a cash machine.

S.: Where is the next **cash machine**?	С.: *Где здесь ближайший **банкомат**?*
Ch.: Let's go to the car, the next cash machine is on the way to the parking lot. Over there, to the left of the news-stand.	В.: *Пойдёмте со мной к машине, ближайший банкомат находится на пути к стоянке. Вот там, слева от журнального киоска.*
S.: Thanks, that's great.	С.: *Спасибо, это очень удобно.*
Ch.: Here you go, I will wait for you.	В.: *Вот здесь, пожалуйста. Я подожду Вас.*

Ms Sobolewa inserts her card in the cash machine.

B.: Welcome! - Please insert card for new order. - Please select your language - Enter your PIN **code** - Press OK - Press Cancel if incorrect - Please select **currency** roubles/US dollars/euros - enter requested **amount** - **Receipt** yes/no - Please take card and money.	б.: *Добро пожаловать! - Для новой транзакции вставьте, пожалуйста, Вашу банковскую карточку - Выберите, пожалуйста, язык - Введите **код** PIN - Нажмите клавишу подтверждения - При неправильном вводе нажмите клавишу „Отмена" - Выберите **валюту**: Рубли/доллары США/Евро - Введите желаемую **сумму денег** - Печать **квитанции**: да/нет - Заберите, пожалуйста, карточку и деньги.*
S.: Everything worked great. But where have I put my card?	С.: *Всё в порядке. Вот только где же моя карточка?*
Ch.: Don't worry, it can't be far away.	В.: *Не волнуйтесь, она никуда не денется.*
S.: Here it is. Let us go.	С.: *А вот и она! Мы можем ехать.*
Ch.: I'm relieved. It isn't far to the car.	В.: *Вот теперь я спокоен. До машины недалеко.*

Vocabulary:

cash machine	—	***Банкомат***	**currency**	—	***Валюта***
card	—	***Банковская карточка***	parking lot	—	*Стоянка*
			meeting	—	*Совещание*
code	—	***Код***	chauffeur	—	*Водитель*
amount	—	***Сумма денег***	car	—	*Машина*
receipt	—	***Квитанция***			

Directions: left, right, above, below, straight ahead, in front of, behind, right next to.

Инструкции: *налево, направо, сверху, снизу, прямо, перед, за, возле.*





PREFACE BY THE CHAIRMAN OF THE MANAGING BOARD

Ladies and gentlemen

The year 2007 will go down in the company's history as one of record earnings and the largest capital increase to date.

Utilizing the dynamic development of our core markets in Central and Eastern Europe, we have again achieved record earnings despite worldwide turmoil on the financial and credit markets. For the first time in the company's history, we are reporting an operating profit before tax of more than € 1 billion. That is due to significantly increased income in customer-related business segments across all regions, which underscores the efficiency of our company and our business model.

It is our declared goal to expand our market position particularly in the regions of the Commonwealth of Independent States (CIS) and Southeastern Europe. In all the markets where we operate, our attention is focused on continuously expanding our retail customer segment.

We made significant progress in both respects last year. In November 2007, we completed the legal merger of our two network banks in Russia. The complete operational merger is planned for 2008. On this basis, we intend to improve our good market position further as the largest Western-owned banking group in the important and promising Russian market. Our business operations in the CIS developed very well in 2007 and contributed 30 per cent to profit before tax. Business development was stronger than average in Southeastern Europe, which viewed geographically made the largest contribution to profit before tax in 2007.

Consolidated financial statements Segment reports Management report Stock Interview Overview Supervisory Board Managing Board

We continued our success in the retail business last year, an area that is rich in opportunities for the long term. That is impressively documented by a monthly increase of more than 100,000 new customers – and that without acquisitions. We now serve a total of more than 13.7 million customers. Our huge capital investments in organic expansion of our distribution network are already starting to pay off today. Thus, the still quite young retail customer segment is already contributing 39 per cent to profit before tax. That is all the more remarkable inasmuch as this segment made its first positive earnings contribution in 2004.

Business with corporate customers continued to make by far the greatest contribution to profit before tax, at 54 per cent. Although this segment has already reached a significantly more mature stage in most markets, it still shows very attractive growth rates. Not least, our consistent focus on the mid-market and the rapidly growing host of small and medium-sized enterprises is positively reflected in our earnings. In the corporate customer segment, our earnings increased in 2007 by € 201 million, or 43 per cent, on the previous year.

Last year's major event was undoubtedly the capital increase that we successfully completed in early October, amid the global crisis of confidence on the financial markets. That our offering of about € 1.2 billion was doubly subscribed despite the difficult environment reflects the high confidence that we have earned in the worldwide financial community. That rests mainly on our having completely attained the goals set at the time of our IPO. That applies both to the company's strategic orientation and to the financial goals that we communicated.

The inflow of fresh funds has further improved our already solid capital base. The foundation has thus been laid for financing our dynamic growth. It also gives us the necessary maneuvering room to react quickly to market opportunities that may arise.

We are pleased to report that our successful efforts were acknowledged again in 2007 by a number of awards from internationally recognized financial magazines and institutions. Those awards are, on the one hand, a gratifying confirmation of our strategy and tribute to the achievements of our staff. On the other hand, they serve as an incentive for us in meeting future challenges.

Our main goal again in 2008 is to expand our position in the region further by means of strong growth. At the same time, we are focusing especially on the quality of our products and the educational qualifications of our employees. We are also working constantly to improve our economic efficiency.

Finally, on behalf of my fellow Managing Board members and myself, I would like to thank our customers and business associates for their confidence in us. I also wish to thank our shareholders, and particularly our core shareholder *Raiffeisen Zentralbank Österreich AG*, for their support in the past year. However,

I am especially grateful to our 58,365 employees, whose tireless efforts and great dedication made the successes of 2007 possible in the first place. I look forward confidently to 2008 and am convinced that the Raiffeisen success story will continue.



Herbert Stepic
Chairman of the Managing Board
Raiffeisen International Bank-Holding AG

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

THE MANAGING BOARD



The Managing Board of Raiffeisen International (f.l.t.r.):
Rainer Franz, Peter Lennkh, Martin Grüll, Aris Bogdaneris, Herbert Stepic, Heinz Wiedner

Consolidated financial statements Segment reports Management report Stock Interview Overview Supervisory Board Managing Board



PREFACE AND REPORT OF THE SUPERVISORY BOARD

Raiffeisen International Bank-Holding AG continued its successful growth trend again in 2007. That is especially remarkable because the past year was one of great challenges for the financial sector. Our success in 2007 thus confirms the correctness of our strategy and the prudence of Raiffeisen International's management.

The milestones of the past year included a successfully completed capital increase. That has not only created an adequate basis for further growth, but also demonstrates the confidence of our shareholders and investors.

Raiffeisen International has a strong majority and core shareholder in Raiffeisen Zentralbank Österreich AG (RZB), which can provide stability and support particularly in difficult times. That is an important advantage for the owners of the remaining shares of Raiffeisen International traded in free float. The fact that RZB only exercised about 70 per cent of its subscription rights in the context of the capital increase enhances the attractiveness of Raiffeisen International stock for investors even more.

As usual, there was open dialogue in the reporting period between the Managing Board and the Supervisory Board and within those bodies. The Managing Board of Raiffeisen International regularly informed the members of the Supervisory Board and the Committees in a timely and comprehensive manner about all issues relevant to business development, including the company's risk situation and risk management and that of material

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Group entities. Furthermore, the Managing Board consulted with the Supervisory Board about the company's strategic orientation and discussed the status of strategy implementation at regular intervals. The Managing Board provided information to the Supervisory Board in a timely manner and thus enabled it to make well-founded decisions and fulfill its supervisory duties. The discussions and exchange of information took place both during and between the meetings.

The Supervisory Board held five meetings during the year under review, and all members of the Supervisory Board participated in more than half of the meetings. At all of the meetings, the Supervisory Board performed the tasks prescribed to it by law in observance of the Austrian Code of Corporate Governance.

The Supervisory Board already adopted clear criteria in the preceding year that comply with the Austrian Corporate Governance Code in order to ensure transparency and independence. It remains committed to those criteria, which are also published on the company's website. All members of the Supervisory Board have declared themselves independent in the meaning of the independence criteria.

The Chairmen of the Working Committee, Audit Committee, and Personnel Committee reported regularly to the Supervisory Board about the work of the respective committee. The Working Committee dealt mainly with the appointment of persons to the managing boards and supervisory bodies of the Group's lending institutions, with the founding of Group companies, and with capital measures involving Group companies. The Personnel Committee concerned itself with matters related to the remuneration of Managing Board members and the content of employment contracts with Managing Board members. The Audit Committee prepared the ratification of the annual financial statements, the management report, the consolidated financial statements, and the consolidated management report as well as a proposal concerning the distribution of profit. It furthermore prepared a proposal for the selection of the auditor of the financial statements.

The Supervisory Board appointed Rainer Franz as Managing Board member for another year. Peter Woicke has left the Supervisory Board at his own request as of 31 December 2007. He will devote himself in the future to a new challenge in a non-governmental organization that will demand a great deal of constructive input and is not compatible with his duties on the Supervisory Board. On behalf of my colleagues, I thank Mr. Woicke for his work on the Supervisory Board. The upcoming regular Annual General Meeting will decide on a new appointment to the Supervisory Board.

KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, has audited the accompanying consolidated financial statements (income statement, balance sheet, and notes) and the consolidated management report as well as the annual financial statements and management report of Raiffeisen International Bank-Holding AG. Their audit has revealed no reasons for objection, and the statutory requirements have been fully satisfied, thus allowing an unconditional auditor's certificate to be issued. After thorough review and discussion in the Audit Committee and in the Supervisory Board, the latter declares its agreement with the Managing Board's report on the audit results and the proposal regarding the use of profit and approves the consolidated financial statements and the annual financial statements of Raiffeisen International. Thus they have been ratified in accordance with Section 125 (2) of the Austrian Stock Corporation Act (AktG).

The reporting for last year demonstrates that Raiffeisen International is utilizing opportunities in its home markets of Central and Eastern Europe with great entrepreneurial skill. Raiffeisen International offers international-class banking services in a dynamic market to a constantly growing clientele. In view of its continuing good business success, the Supervisory Board wishes to express special appreciation and high recognition to the Managing Board, executives, and staff of Raiffeisen International.

Vienna, March 2008

For the Supervisory Board
Walter Rothensteiner, Chairman

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

OVERVIEW OF RAIFFEISEN INTERNATIONAL

A well-functioning financial infrastructure is one of the reasons underlying the success of European economic development. Distinctively geared to customers and with more than 20 years of experience in Central and Eastern Europe, Raiffeisen is a key player in that context. The starting point of this success story was a subsidiary bank founded in Hungary in 1986. That was followed by other new companies and acquisitions, which have ultimately formed one of the most important bank networks in Central and Eastern Europe.

After several acquisitions, especially in the previous two years, Raiffeisen International focused in 2007 on integrating and transforming the acquired companies. It made especially significant progress with Bank Aval, acquired in 2005, and with Impexbank, acquired in the subsequent year. Raiffeisen International also successfully conducted a capital increase in October 2007. The offering was doubly subscribed despite a relatively uncertain market environment. The proceeds of about € 1.2 billion improve the Group's already good capital base and will support, above all, its strong organic growth.

Raiffeisen International's network today consists of 16 banks and numerous leasing companies in 16 markets. In addition, the Group has a representative office in Moldova and Lithuania. Raiffeisen International's network banks rank among the top three in each of 8 national markets. They are the market leader among the banks of Albania. Raiffeisen International is the leading Western-owned banking group in the CIS. As of 31 December 2007, it had 58,365 employees serving about 13.7 million customers in 3,015 business outlets.

Awards from respected institutions

Raiffeisen International's success is reflected in the numerous awards that it has received from respected international institutions, in some cases over several consecutive years. The most important in the year under review were:

- **"Best Bank in CEE"** for Raiffeisen International together with Raiffeisen Zentralbank Österreich AG from *Global Finance* in April
- **"Best Bank"** in Albania, Bosnia and Herzegovina, and Serbia from *Global Finance* in April
- **"Best Bank in Central and Eastern Europe"** from *Euromoney* in July, for the third consecutive time
- **"Bank of the Year 2007"** in Bosnia and Herzegovina, Kosovo, Serbia, Slovakia, and Ukraine from *The Banker* in December

The 16 markets of Raiffeisen International

As of 31 December 2007	Balance sheet total in € mn	Change*	Business outlets	Number of employees
Albania	1,952	8.9%	98	1,355
Belarus	1,081	33.2%	83	1,899
Bosnia and Herzegovina	2,121	24.6%	93	1,553
Bulgaria	3,963	57.2%	152	3,051
Croatia	5,578	14.2%	65	2,089
Czech Republic	5,670	34.2%	105	2,495
Hungary	8,079	28.4%	140	3,454
Kazakhstan	118	138.8%	1	20
Kosovo	473	27.2%	38	554
Poland	5,958	26.1%	116	2,870
Romania	5,603	19.0%	435	5,948
Russia	12,171	44.7%	240	8,915
Serbia	2,914	23.0%	92	2,111
Slovakia	7,845	24.9%	156	3,652
Slovenia	1,410	29.8%	15	363
Ukraine	6,166	43.8%	1,186	17,780
Subtotal	**71,104**	**30.4%**	**3,015**	**58,109**
Other/consolidation	1,638	-	-	256
Total, Raiffeisen International	**72,767**	**30.2%**	**3,015**	**58,365**

*Change of balance sheet total versus 31 December 2006. Growth in local currencies differs due to euro exchange rates.

The Gable Cross

The Gable Cross is the trademark used by every member of the Raiffeisen Banking Group. It consists of two stylized horse's heads crossed and attached to the gable of a house. It is a symbol of protection rooted in old European traditions. A gable cross on the roof was believed to protect a house and its occupants from outside dangers and to ward off evil. The Raiffeisen logo stands for the protection and security that members of the Raiffeisen banks enjoy through their self-determined collaboration. The Gable Cross is one of Austria's best-known trademarks, and it is in use around the world, particularly in branding Raiffeisen International in Central and Eastern Europe.

Raiffeisen International and sustainability

Following the Raiffeisen tradition, Raiffeisen International recognizes its responsibility to society. As a global corporate citizen aware of its duties to the society around it, Raiffeisen International strives to practice corporate governance oriented to sustainability. As a consequence of defining itself in these terms, the company is dedicated to the long-term economic, environmental, and social compatibility of its activities.

What successes Raiffeisen has already achieved in this area, and what challenges it faces, is now being thoroughly documented. This documentation will result in an autonomous sustainability report, the publication of which is planned for 2008.

QUALITY PREVAILS

Interview with Herbert Stepic, Chairman of the Managing Board of Raiffeisen International Bank-Holding AG



Compared with previous years, 2007 was less spectacular for Raiffeisen International. You did not buy a bank for the first time since your acquisition drive began in 2000. Why was that?
We focused mainly on organic growth. After buying three banks in only 14 months in 2005 and 2006, we made organic expansion of our business, and especially our distribution network, the emphasis for 2007. We opened our 3,000th branch last fall. That is remarkable when you consider we did not even have 1,000 business outlets three years ago. We also made significant progress in integrating and transforming the acquired banks, and completed large parts of those activities according to plan. So, if you look at our earnings for the year and consider we successfully carried out a capital increase, you can see there is a great deal going on at Raiffeisen International even in a year without acquisitions. We have not only vaulted to the top among Austrian companies listed on the stock exchange, but are also in good shape to continue growing strongly in the future.

Raiffeisen International's earnings increased again strongly in the past year. Do you expect that dynamic growth to slow, especially in view of overheating tendencies in the Balkan countries?
Raiffeisen International made a profit before tax of more than one billion euros for the first time last year, when one-off effects in 2006 are left out of account. That is an increase of about 39 per cent. We have raised our net profit on average by 52 per cent per year in the last five years. Such momentum cannot be maintained at this level indefinitely. Our goal is to expand our market position continuously. As far as the overheating tendencies in some countries are concerned, I am very confident that they are temporary phenomena. Current account deficits are very high in some cases, but one should not forget GDP growth rates and foreign direct investments are also high. Of course, we have kept a close eye on this development and are keenly aware of the risks in our business. We regularly carry out stress tests and steer our business activities accordingly.

The high point of the year was surely the capital increase. You approached the market with an offering of over one billion euros during the global crisis of confidence. Were you worried the issue might become a flop?
No, I honestly never had that fear. I was absolutely convinced the market would be receptive to our offering, particularly in these uncertain times. I believe there will always be demand for a solid company with a promising growth strategy in an attractive market region. However, I was a little surprised the issue price was higher in the end at 104 euros than the price at the beginning of the subscription period. That shows our offering was well received and the global financial community is confident in our company. The offering was doubly subscribed in an environment where many other companies canceled or postponed transactions due to lack of demand.

How do you intend to use the more than 1.2 billion euros in proceeds from the capital increase?
The capital increase proceeds will ensure our growth in the years ahead. We have grown in terms of balance sheet total by about 40 per cent per year in the last five years. This transaction improves our already solid capital base again significantly, which is certainly no disadvantage in view of the continuing crisis of confidence in interbank business. The capital increase also enables us to react quickly to acquisition opportunities that may arise. But we are under no pressure to buy another bank. We are so broadly based and have such great potential to grow vertically that most competitors envy our position.

How does the crisis of confidence caused by the subprime turmoil in the United States affect Raiffeisen International's business?
We see hardly any effects in customer business because the crisis of confidence has not had an impact on the real economy in Central and Eastern Europe yet. I expect we will experience an in-



crease of refinancing margins in 2008, however, especially in the CIS. We will be able to offset a good part of that by means of higher margins. Overall, the

development also has positive effects. If there were tendencies toward overheating, some of the hot air has been released. The market has generally become much more risk-conscious, and the wheat is being separated from the chaff. Quality continues to prevail, and we stand for quality.

How satisfied are you with the price performance of Raiffeisen International stock?

I can only say I am satisfied with the stock's performance, with qualifications. Unfortunately, we cannot disconnect from the general market trends. But we have held up very well relative to the performance of other bank stocks. With a market capitalization of about 16 billion euros at the end of last year, we are one of the three largest companies in Austria. We can be proud of that!

In what areas do you see the greatest challenges for your company in the year ahead?

One big challenge will consist in becoming even more attractive as a company, not only to our customers and shareholders, but also to our employees. We face the problem that many of our best people are being approached by the competition. Salary increases are not the only way to counteract that. We are giving our executives of tomorrow a clear orientation for their future career planning by developing a program called "Spot! - Grow! - Lead!". It identifies employees early who have the potential to hold leadership positions in the Group. The program will be implemented systematically in the entire network over the next few years. I am convinced this and other measures will offer enough incentive to ensure good employees stay with the company. Raiffeisen Bank Aval was chosen last year as the most popular employer in Ukraine. I would like to see that happen to every company in the Group.



You received two personal awards in 2007 as European Banker of the Year and as European Manager of the Year. What do those honors mean to you?

These awards are confirmation and a little gratification for the daily work and the many sacrifices. However, I receive these awards as a representative of almost 60,000 colleagues. Such awards ultimately pay respect to their outstanding work.

You also founded a charitable initiative in 2007. What is that about?

My life and career have been so enriched by my activity in Central and Eastern Europe that I would like to give something back to the region. So, on my 60th birthday, I set up the *H. Stepic CEE Charity*, whose aim is to provide assistance to children, youth, and young women. The first relatively large project has started in Western Ukraine, and it would be great if we could initiate further charitable projects in 2008.

What are your goals for 2008?

Apart from leveraging potential for improvement and efficiency, we intend to enhance our mid-market approach in corporate customer business and generally expand cross-selling activities. The same applies to the retail segment. We want to push our insurance and asset management products even more. We will also complete our take-off in personal banking business for affluent customers. Another priority is strong expansion on the deposit-taking side. For that reason, we intend to increase our branch network substantially. That is also important with a view to the crisis of confidence and to becoming less sensitive to developments on the international financial markets. We continue to explore the markets for favorably priced acquisition opportunities. But we do not have to make acquisitions to continue our dynamic growth. We are represented in 16 markets of the region with our own banks, leasing companies, and other financial service providers. We are thus in extremely good shape and optimally positioned for future challenges.

STOCK & INVESTOR RELATIONS

High volatility: US mortgage crisis has far-reaching effects

International financial markets took participants on an emotional roller coaster ride in 2007. At the beginning of the year, mostly positive corporate data and unexpectedly favorable economic data caused stock indices to soar to new highs, but then sentiment turned around and the first lows were hit. The causes of this development were significant losses on Chinese stocks as well as worries in the United States about economic and initial problems in the mortgage business. However, signs of possible central bank rate cuts stabilized the situation temporarily.

In the second quarter, basic sentiment on the financial markets turned positive again in view of good economic and corporate data. That benefited not only the indices of most major international stock exchanges, but also the price of Raiffeisen International shares, which advanced significantly.

The rally continued until mid-July, and some European stock indices registered their highest levels since 2001. The Austrian stock index ATX actually hit a new all-time high at 5,010.93 points. However, more bad news from the financial sector led to significant price declines on a broad front, beginning in the second half of July. Financial stocks in the United States were particularly affected, with significant distress in some cases, but so were some European financial service providers. The background for this development was increasing defaults on subprime mortgage loans, which entailed large write-downs. With the crisis in the financial sector, worries about an economic slowdown started to surface again. The starting point of those fears was the United States, where real estate price declines and mortgage defaults were the most severe.

The US Federal Reserve took countermeasures by lowering interest rates by half a percentage point, and the European Central Bank by suspending an already firmly expected interest rate hike. That led to a recovery on the international financial markets, and the Dow Jones Industrial Average in the US stock market even reached a new all-time high in October at 14,198.10 points. However, the release of poor quarterly figures from the financial sector caused the indices to fall significantly in November, in some cases even below the level at the beginning of the year. For the most part, the desired year-end rally on international financial markets did not materialize. Worries about possible negative effects of the financial crisis on global economic growth continued at the end of 2007 and beginning of 2008, and reached a preliminary climax in January. At the beginning of 2008, the economic indicators for the USA pertaining to the fourth quarter of 2007, which were much worse than expected, as well as other negative economic data combined to further accelerate the downward trend on global stock markets.

Raiffeisen International one of the three largest listed companies in Austria

The price of Raiffeisen International shares was subject to high volatility throughout 2007, ranging between about € 92.00 and € 123.90. On 19 July, Raiffeisen International shares reached their highest level to date at € 123.90. Though already anticipated by the market, the company's capital increase probably still had a dampening effect on the share price in the first half of the year, and negative news from the financial sector caused the environment to worsen during the second half. Nevertheless, Raiffeisen International ranked as one of Austria's three largest listed companies. At the beginning of November, it even had the highest market capitalization of all listed companies in the country.

However, the earnings numbers released by Raiffeisen International, which were positively received by analysts and other market participants, were eclipsed by the financial market crisis. On the last trading day of 2007, the share price stood at € 103.60. The stock thus registered a net price decline of 10.3 per cent compared with the beginning of the year. The Raiffeisen International share was not spared the same fate as affected other global stocks subject to share price decreases at the beginning of 2008. However, there were no particular fundamental reasons for this development, either at the company level or in the markets of Central and Eastern Europe. Market capitalization stood at € 16.0 billion as of 31 December.

Price performance compared with the ATX and DJ Euro Stoxx Banks


Issue price of € 32.50 = Index basis
€ 130
€ 110
€ 90
€ 70
€ 50
€ 30
04. 06 08. 10. 12.05 02. 04. 06 08. 10. 12.06 02. 04. 06 08. 10. 12.07 02.08
Raiffeisen International
ATX (relative to RI)
DJ Euro Stoxx Banks (relative to RI)

Altogether, about 73 million shares of Raiffeisen International were traded in 2007. Total turnover amounted to about € 7.9 billion, and average daily trading volume came to 294,787 shares.

Capital increase successfully placed

Raiffeisen International announced plans for a capital increase with the release of its report on the first half of 2007. The details of the transaction were then announced on 17 September. The two-week subscription period for the capital increase started on 19 September with the beginning of the roadshow in Vienna. In that framework, about 50 individual talks and 10 group presentations were held with more than 250 investors in 9 different cities in Europe and the United States, as well as several telephone and video conferences.

By the end of the subscription period on 3 October 2007, a total of 11,897,500 new shares had been placed as planned at a subscription price of € 104. That brings the issue proceeds for Raiffeisen International to about € 1.2 billion and thus makes this one of the largest transactions of its kind in Austrian stock market history. The number of shares issued rose to 154.67 million as a result of the capital increase. This strengthening of the company's capital base forms the foundation for further organic growth in Central and Eastern Europe and for selected acquisitions.

Demand for new shares significantly exceeds supply

The offering consisted of an offer for subscription and an offer of those new shares from the capital increase for which subscription rights were not exercised. The new shares were offered for purchase in the framework of a public offering in Austria and by way of private placements with national and international investors. The issue volume offered was about doubly subscribed despite the difficult market environment.

Investors in Austria, other European countries, and the United States showed lively interest in the issue. Against that background, only about half of the subscription requests on average could be filled. Personal customers of the Austrian Raiffeisen banks received a preferential allotment of 100 new shares and 60 per cent of subscription requests beyond that. Private investors of other banks and savings institutions in Austria likewise received an allotment of about 60 per cent. Existing shareholders excluding majority shareholder RZB exercised about 24.5 per cent of their subscription rights. RZB subscribed 50 per cent of the entire issue and thus exercised about 71.4 per cent of its allotted subscription rights.

The new shares were traded for the first time on 5 October 2007 in the Prime Standard segment of the Vienna Stock Exchange.

Index (selection)	*Number of stocks in index*	*Weighting of RI in index*
ATX	21	12%
ATX Five	5	18%
ATX Prime	58	10%
Dow Jones Euro Stoxx	312	0.14%
Dow Jones Euro Stoxx Banks	40	0.70%
Dow Jones Stoxx 600	600	0.07%
MSCI World	1,959	0.03%

Source: Bloomberg, MSCI

Free float increased

After the capital increase, RZB remains Raiffeisen International's largest single shareholder via its 100 per cent subsidiary Cembra Beteiligungs GmbH. In the transaction, however, it reduced its shareholding from 70 per cent to 68.5 per cent by partly not exercising its subscription rights. It did so with the aim of broadening the shareholder base and further improving the stock's tradability (liquidity). The free float thus increased to 31.5 per cent.

Of the shares from the capital increase not subscribed by RZB, about 3 per cent were allotted to private investors, and the remaining 97 per cent to institutional investors.

The greatest demand was registered from British investors, who accounted for about one-third of the issue volume not tied to subscription rights. About 57 per cent of the free issue volume was allotted to institutional investors in Austria, Germany, and other continental European countries. The remaining shares not tied to subscription rights went to investors in the United States and other countries worldwide.

Shareholder structure of Raiffeisen International


RZB 68.5%
Institutional investors 28.3%
Private investors 3.2%

The share of – primarily Austrian – private shareholders after the capital increase amounts to 3.2 per cent. Institutional investors hold 28.3 per cent of the stock.

About one quarter of the shares which are in institutional hands are in the United Kingdom (UK), and another quarter in the

EU (excluding Austria and UK). Institutional Austrian investors own about 7 per cent of the shares, whereas 40 per cent of the institutional shareholders are in the USA.

Investor relations further expanded

The investor relations efforts of Raiffeisen International were further expanded again in the year under review. The activities surrounding the capital increase were one focal point. They were especially aimed at the general public and private investors in Austria. The great importance that Raiffeisen International assigns to investor relations is also shown by last year's annual report, which received numerous awards.

When business figures for 2006 and last year's interim results were released, telephone conference calls and press conferences were held on each publication date. Analysts and investors were thus kept informed in a timely and detailed manner about the company's business development. In addition, the target group of analysts and institutional investors was informed in depth in the context of roadshows in Europe, the United States, and Asia and in numerous individual talks. As a result of close contact with the financial community, awareness of Raiffeisen International was further increased, existing investors received affirmation of their investment decision, and new investors were convinced of the attractiveness of Raiffeisen International stock.

Research coverage of Raiffeisen International was strengthened further last year. Altogether, 23 major international investment banks and analyst firms monitored the stock of Raiffeisen International and wrote 114 reports about it in 2007.

Some of the analyses published by these firms are also available as PDF documents at **www.ri.co.at ▸ Investor Relations ▸ RI Shares ▸ Analyst Reports.**

One of the goals of Raiffeisen International's email service is to ensure that institutional and private investors receive information simultaneously. Online registration for this information service is possible at any time at **www.ri.co.at ▸ Investor Relations ▸ Ordering and Email Service.**

Annual General Meeting

The second regular Annual General Meeting of Raiffeisen International since its IPO was held on 5 June 2007 at the Austria Center in Vienna. More than 600 people attended and were informed directly by the Managing Board and Supervisory Board about the company's business successes in the past year, as well as future strategies. About 75 per cent of the voting capital was represented at the Annual General Meeting. On all items on the agenda, the shareholders voted in favor of the proposed resolutions with a clear majority of more than 98.9 per cent in each case.

All shareholders of Raiffeisen International are again cordially invited to attend the next Annual General Meeting on 10 June 2008 at the Austria Center in Vienna. Details concerning past and upcoming Annual General Meetings and other important dates are also available online at **www.ri.co.at ▸ Investor Relations.**

Dividend proposal

The Managing Board proposes to the Annual General Meeting that a dividend of € 0.93 per share be paid for 2007. The new shares from the capital increase are fully entitled to dividend payments for the past year. Subject to the Annual General Meeting's approval, the total dividend payout will thus amount to about € 144 million. The dividend will be paid to entitled shareholders on 18 June 2008 via the banks that hold their securities accounts. The payment of the dividend will be determined by reference to the holdings of Raiffeisen International shares on 17 June 2008.

	Paid dividend in € mn	***Dividend per share in €***
2002	13.0	0.13
2003	33.0	0.33
2004	38.8	0.31
2005	64.2	0.45
2006	101.4	0.71
2007[1]	143.8	0.93

1) Proposal to the Annual General Meeting

Stock data	
Price as of 31 December 2007	*€ 103.60*
High/low (closing prices) in 2007	*€ 122.5 / € 98.25*
Earnings per share for 2007	*€ 5.80*
Market capitalization as of 31 December 2007	*€ 16.0 billion*
Average daily trading volume (single counting) in 2007	*294,787 shares*
Stock exchange turnover (single counting) in 2007	*€ 7.9 billion*
Free float as of 31 December 2007	*31.5%*

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Stock details	
ISIN	AT0000606306
Ticker symbols	RIBH (Vienna Stock Exchange)
	RIBH AV (Bloomberg)
	RIBH.VI (Reuters)
Market segment	Prime Market
Issue price per share at the IPO (25 April 2005)	€ 32.50
Issue price per share at the capital increase (5 October 2007)	€ 104.00
Number of shares issued as of 31 December 2007	154,667,500
Average number of shares in 2007	144,987,033

Contact Investor Relations

Email: investor.relations@ri.co.at
Internet: www.ri.co.at ▸ Investor Relations
Phone: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138

Raiffeisen International Bank-Holding AG,
Investor Relations
Am Stadtpark 9, 1030 Wien, Austria

Financial calendar 2008	
27 February	Start of Quiet Period
27 March	2007 Annual Report, Analyst Conference, Conference Call
24 April	Start of Quiet Period
8 May	First Quarter Report, Conference Call
10 June	Annual General Meeting
18 June	Ex Dividend and Dividend Payment Date
24 July	Start of Quiet Period
7 August	Semi-Annual Report, Conference Call
26 September	Capital Markets Day in St. Petersburg, Russia
23 October	Start of Quiet Period
6 November	Third Quarter Report, Conference Call

CORPORATE GOVERNANCE REPORT

The purpose of corporate governance is responsible and sustainable management of a company with a view to long-term value creation. That means a high level of transparency achieved through open communication with shareholders, customers, employees, and other business associates. An efficient management and control structure – particularly in regards to the cooperation between the Managing Board and the Supervisory Board – promotes confidence in the company. That is not only a matter of compliance with certain standards, but also of a real-life corporate culture to which Raiffeisen International is committed.

Unrestricted statement of commitment

Corporate governance promotes the confidence of all stakeholders in the company, and long-term successes arise from mutually trusting interaction. For that reason, Raiffeisen International voluntarily agrees to comply with the Austrian Corporate Governance Code (ACGC) as amended in June 2007. The ACGC is publicly available at the websites of the Austrian Working Group for Corporate Governance (www.corporate-governance.at) and Raiffeisen International (www.ri.co.at).

Annual statement of compliance

For Raiffeisen International transparency in corporate governance is of high importance. As evidence of that, it observed all the L rules (legal requirements) and C rules (comply-or-explain requirements) of the ACGC in the reporting period. The L rules are based on mandatory legal regulations. The C rules are supposed to be observed, and any divergences must be explained and justified for conduct to be in compliance with the code.

External evaluation

Following the recommendation in the preamble to the ACGC, the company commissioned an external evaluation by Univ.-Prof. DDr. Waldemar Jud Unternehmensforschungs GmbH, which confirmed full compliance with the Austrian Corporate Governance Code. The results of this evaluation are available to the public on the Raiffeisen International website (www.ri.co.at).

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Management and control structure

Raiffeisen International has a managing board that performs the tasks of managing the company, and a board that acts in a supervisory and advisory capacity. These two bodies, the Managing Board and Supervisory Board, work together for the good of the company and maintain an intensive dialogue with one another.

Managing Board

Raiffeisen International's Managing Board currently consists of six members, who manage the company's business according to clear objectives, plans, and guidelines. The members are Herbert Stepic, Aris Bogdaneris, Rainer Franz, Martin Grüll, Peter Lennkh, and Heinz Wiedner. Responsibilities are divided into areas and accordingly assigned to the individual board members. Taking into account the interests of shareholders and employees, the Managing Board runs the company on its own responsibility with a forward-looking view geared to the principles of modern entrepreneurship.

The structure of Raiffeisen International, as of 1 January 2008


CEO
Herbert Stepic
CFO/CRO
Martin Grull
Board Member
Retail Banking
Aris Bogdaneris
Board Member
Corporate Banking
& Network
Coordination
Peter Lennkh
COO
Heinz Wiedner
Board Member
Rainer Franz
Management Secretariat
Group Human Resources 1)
Communications 2)
Internal Audit 2)
Legal & Compliance 2)
Investor Relations
Acquisitions
Group Controlling & Accounting
Treasury Coordination & Asset Liability Management
Strategic Portfolio Management
Corporate Risk Management
Retail Risk Management
Consumer Banking
SE Banking
Products & Marketing
Sales & Distribution
Affluent Banking
Consumer Finance
Regional Office
Corporate Relationship & Banking Alliances
Corporate Banking CEE
Corporate Banking Products
Leasing International
Real Estate Development
Process & Productivity Management
Organisation & Project Management Office
Group IT
Shared Service Centres & Country Coordination
Payment Services

1) „Learning & Development" reports functionally to Rainer Franz
2) Outsourced to RZB

Supervisory Board

The Supervisory Board had six members in 2007. Four of them, Walter Rothensteiner, Manfred Url, Patrick Butler, and Karl Sevelda, are members of the Managing Board of RZB. Other members were Stewart D. Gager and Peter L. Woicke. The Supervisory Board's bylaws govern the organization of the Supervisory Board and assign certain duties to the Working, Audit, and Personnel Committee. The Working and Personnel Committee is composed of Walter Rothensteiner and Manfred Url, and the Audit Committee of Walter Rothensteiner, Manfred Url, and Karl Sevelda. The bylaws of the Managing Board, the Supervisory Board, and their committees regulate what measures require the consent of the Supervisory Board or the relevant committee. The Supervisory Board held five meetings in the reporting period, and the Managing Board informed the Supervisory Board in a timely and comprehensive manner concerning all relevant questions of business development, and in particular any events of major significance. An open dialogue took place between the Managing Board and the Supervisory Board and within each of those bodies.

Annual General Meeting

As owners of the company, the shareholders exercise their rights by voting at the Annual General Meeting. The voting proceeds according to the one-share-one-vote principle in which all shareholders have equal rights without voting right restrictions. Every unit share issued confers one vote, and no registered shares have been issued. The shareholders can exercise their voting right themselves or through a proxy. Unless different voting majorities are prescribed by law, the Annual General Meeting's resolutions are ratified by a simple majority of the capital stock in attendance at the time of ratification. In addition to voting on the discharge of the Managing Board and Supervisory Board, the election of Supervisory Board members and on proposals they have submitted, the shareholders vote on the use of profit and hence on the amount of the dividend. To ensure maximum transparency of the Annual General Meeting, the opening comments and the speech by the Managing Board are broadcasted live on the internet at **www.ri.co.at ▸ Investor Relations ▸ Events ▸ Annual General Meeting** and may also be viewed there later. That gives shareholders who were unable to attend the Annual General Meeting in person the opportunity to obtain the information first hand.

The next Annual General Meeting of Raiffeisen International will be held on 10 June 2008 at the Austria Center Vienna. Pursuant to Raiffeisen International's Articles of Association, the invitation to shareholders for that event will be published at least three weeks in advance.

Transparency

Open and transparent communication with shareholders and their representatives, customers, analysts, employees, and the

interested public is especially important to Raiffeisen International. In addition to personal informational talks and telephone and video conferences, information is regularly provided in a timely and comprehensive manner by way of suitable communication media. The internet and particularly the company website play an important role in that. In this regard, the website presents, among other things, the following continuously updated information:

- Annual and interim reports
- Company presentations
- Ad hoc announcements, press releases, and IR mailings
- Share price information and data on the company's stock
- Financial calendar with long advance notice of important dates
- Analysts' estimates
- Directors' dealings
- Articles of association of Raiffeisen International
- Decision-making powers of Supervisory Board committees
- Criteria of independence for Supervisory Board members
- Forms for ordering printed materials and registering to automatically distributed "Investor Relations News" by email

Conflicts of interest

The Managing Board members of Raiffeisen International must disclose material personal interests in transactions of the company and Group enterprises and other conflicts of interest to the Supervisory Board. They must also inform the other Managing Board members. Managing Board members who perform management functions for other enterprises must work towards achieving a fair balance of the interests of the enterprises involved.

If Supervisory Board members get into conflicts of interest, they must disclose that without delay to the Chairman of the Supervisory Board. If the Chairman gets into conflicts of interest, he must disclose them to the Deputy Chairman without delay.

The Supervisory Board's consent is required for contracts between the company and members of the Supervisory Board that obligate the members to performance in relation to the company or a subsidiary apart from their activity in the Supervisory Board for more than merely negligible compensation. That also applies to contracts with enterprises in which a Supervisory Board member has a considerable economic interest. The company did not enter into any such contracts in 2007.

Accounting and financial statement auditing

The Raiffeisen International Group's accounting is performed according to the provisions of the International Financial Reporting Standards (IFRS). The annual financial statements of Raiffeisen International Bank-Holding AG are prepared according to the provisions of the Austrian Commercial Code (UGB). The consolidated financial statements are

published within the first three months of the financial year following the reporting period, and interim reports at the latest 45 days after the end of the respective reporting period.

The Annual General Meeting held on 5 June 2007 appointed KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna as the auditor for the 2007 financial year. The auditor appointed by the last Annual General Meeting received compensation of € 984,473 for other services ordered by the company. For the current financial year, no consulting services have so far been agreed beyond the previous year's extent. The auditor confirms that it has been issued a certificate of a quality assurance system and no reasons for exclusion or partiality exist. Besides preparing the legally prescribed audit report and performing an auditor's reporting duty, the auditor writes a management letter to the Managing Board pointing out weaknesses of the company. The letter will be brought to the attention of the Supervisory Board Chairman, who will ensure that it is dealt with in the Audit Committee and a report of that is made to the Supervisory Board.

Responsible risk management

Good corporate governance also includes responsible managing of risks. For this reason, systematic risk management implemented at Raiffeisen International ensures that risks can be identified and assessed early, and appropriate countermeasures are taken. Identifying, analyzing, measuring, controlling, and managing risks is one of Raiffeisen International's core competencies and forms the basis of its successful operating business.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

GROUP MANAGEMENT REPORT

General economic environment

Momentum remains high in Central and Eastern Europe

Economic growth in Central and Eastern Europe (CEE) continued in 2007 almost seamlessly from the record year 2006. Real GDP in the new EU member states of Central Europe (Poland, Hungary, Czech Republic, Slovakia, and Slovenia) grew on average by 6.0 per cent in 2007, according to current estimates, which is just below the record increase of 6.1 per cent in 2006. The slowdown of economic activity in Hungary brought about by budget consolidation measures was the primary factor responsible for the slight slowing of growth.

Economic development in 2007 was somewhat less dynamic in the Southeastern European countries (Romania, Bulgaria, Croatia, Serbia, Bosnia and Herzegovina, and Albania). Real GDP growth in that region slowed from 6.7 per cent to 5.8 per cent on average, mainly due to crop failures in Romania. New membership in the EU, on the other hand, did not have noticeable effects for either Romania or Bulgaria in the first year.

Annual real GDP growth


10%
8%
6%
4%
2%
0%
0.8%
3.8%
4.8%
7.5%
1.8%
5.0%
7.4%
7.8%
1.6%
4.6%
4.8%
6.1%
2.9%
6.1%
6.7%
6.9%
2.7%
6.0%
5.8%
7.5%
2003
2004
2005
2006
2007e
Eurozone
Central Europe
Southeastern Europe
CIS

Source: Thomson Financial Datastream, wiiw, Raiffeisen RESEARCH

In the European countries of the Commonwealth of Independent States (Russia, Ukraine, and Belarus), real GDP growth accelerated from an average 6.9 per cent in 2006 to 7.5 per cent in 2007. Set against an increase in Russia was a slight slowing of growth in Ukraine and Belarus.

Apart from country-specific differences, similar growth factors were at work in 2007 as in the preceding year. At the fore were lively consumer demand, supported by a significant rise of real wages and lending, and a robust increase of gross capital formation. Continuing strong economic growth in the "old" EU countries, by far the most important trading partners and foreign investors for CEE countries, also had a positive effect on the region's economic development. Against this background, economic momentum in the new EU member states, candidate countries, and states seeking candidate status continued to increase steadily. This trend also benefits foreign direct investment, which remained at a high level and increased further in Southeastern Europe, in particular.

Only net exports had a generally dampening effect on growth (exceptions: Slovakia, Slovenia, and Hungary) in the reporting period.

Stronger price increase in second half

Inflation rates rose markedly in some parts of the CEE region in the second half of 2007. Besides high oil prices, the rise of food prices was primarily responsible for that. On the one hand, that development was based on the increasing world market prices for grain and corn, which advanced sharply because of high demand for bioethanol. On the other hand, weather-related yield losses also created a scarcity of supply in 2007.

Overall, average inflation rates for 2007 should nevertheless turn out moderate thanks to the low rise of prices in the first half of the year. While the average inflation rate for Central Europe rose somewhat in 2007 to about 3.5 per cent (2006: 2.2 per cent), the average inflation rates of 4.9 per cent in the countries of Southeastern Europe and 9.5 per cent in the Commonwealth of Independent States are below the preceding year's values (Southeastern Europe 2006: 6.8 per cent; CIS 2006: 9.6 per cent). This is due not only to the continuing weakness of the US dollar, but also to higher currency rates in real terms and partly in nominal terms, which helped dampen import prices and hence general inflation. Among Raiffeisen International's markets, Ukraine and Kazakhstan were the only countries with a double-digit inflation rate in 2007.

US real estate crisis burdens financial markets

The US real estate crisis and its effects were the dominant influence on the international financial markets in the second half of 2007. Direct economic consequences for the CEE countries did not arise at first, but indirect effects appeared in the form of a differentiated valuation of the region's currencies. While currencies in Central Europe managed to compensate quickly for the losses incurred, in Southeastern Europe the Romanian leu, for example, stabilized at about 15 per cent below its highs at mid-year. Overall, a widening of risk premiums was registered, but was relatively limited for the CEE countries considering the possible implications of the US real estate crisis for the international financial markets. That reflects the differentiating view of financial market participants, who continue to assess both stability and growth prospects in the CEE region very favorably.

Current account deficits as "typical" phenomenon of emerging market economies

Some countries of Central and Eastern Europe, and especially Southeastern Europe, have shown rising current account deficits for some years. The main reasons for that are real, and in some cases nominal, currency revaluations, a capital investment boom promoted by the EU integration process, and continuing strong private credit demand. International institutions and local central banks have repeatedly shown concern about economic stability and the sustainability of the economic catch-up process in the affected countries.

In view of the strong capital investment growth and relatively low savings ratio, high utilization of foreign savings - and hence a correspondingly high current account deficit - is the logical economic consequence, however. This phenomenon may generally be observed in emerging market economies. Moreover, a large part of the current account deficits can be financed by means of direct investment inflows from abroad. With the accession of Romania and Bulgaria to the EU, this situation will continue in the coming years, without threatening economic stability. On a longer horizon, the establishment of new production facilities, and modernization and expansion of existing ones, geared to export business should lead to a reduction of trade deficits. The trend of the past few years in Central European countries has clearly shown that.

Banking sector development in CEE

Banks' total assets continued to show strong increases in 2007 across all of Central and Eastern Europe. The continuing momentum of the banking sector has thus to a large extent endured restrictive regulatory measures in some Southeastern European countries and, in the wake of the US real estate crisis, the difficulty of refinancing banks in the CIS that depend on the financial market.

This positive trend continues to be driven by the consumer and mortgage lending business, which is benefiting from expectations of rising real estate prices and growing incomes. Business with corporate customers also grew strongly, as it had already in the preceding year. Especially small and medium-sized enterprises are becoming increasingly important in this segment. Finally, open-end mutual funds and pension funds registered very high rates of increase, but still at a low absolute level.

Personal loans in per cent of GDP vs. GDP per capita (at purchasing power parities), in €



60%
50%
40%
30%
20%
10%
0%
Personal loans in per cent of GDP
Eurozone
Croatia
Bosnia and Herzegovina
Kazakhstan
Ukraine
Bulgaria
Poland
Hungary
Slovakia
Slovenia
Czech Republic
Serbia
Romania
Albania
Russia
Belarus
5,000
10,000
15,000
20,000
25,000
GDP per capita (PPP), in €

Note: Data as of end 2007, source: Local central banks, wiiw, Raiffeisen RESEARCH

Highlights of the financial year 2007

Over 40 per cent increase in earnings

Consolidated profit (after tax and minority interests) rose significantly in 2007, by 42 per cent, or € 248 million, on the preceding year's value, excluding one-off effects. It amounted to € 841 million in the reporting year compared to € 594 million in 2006. The preceding year's one-off effects were due to the sales of Raiffeisenbank Ukraine (€ 486 million) and the minority stake in Kazakhstan-based Bank TuranAlem (€ 102 million).

Due to high profit retention from the preceding year and the capital increase in 2007, equity rose strongly in the reporting period. Consequently, the return on equity before tax declined by 1.6 percentage points to 25.7 per cent, and the consolidated return on equity (after tax and minority interests) declined by 1.3 percentage points to 20.1 per cent, despite the significant increase in profit.

Earnings per share grew by € 1.63 from € 4.17 to € 5.80. Including one-off effects, the figure for 2006 came to € 8.29.

Capital increase successfully placed in October

Raiffeisen International received issue proceeds of about € 1.2 billion (before the subtraction of the issuing costs) from its capital increase in October 2007. That makes the transaction one of the largest capital increases in Austrian stock market history. As a result of the capital increase, the number of issued shares rose to 154.67 million. The 11,897,500 new shares were issued at a price of € 104.0. The offering greatly appealed to both retail and institutional investors. The new shares, for which subscription rights were not exercised by existing shareholders, were two times subscribed. The strengthened capital base will be used primarily for further organic growth by Raiffeisen International, but also for possible acquisitions.

Further positive development of retail customer segment

Raiffeisen International has explicitly sought to acquire personal banking and small business customers since 1999, having been geared primarily to business with corporate customers previously. That also finds positive expression in the performance of the retail customer segment, which documents the success of concentrating on this area. Segment earnings before tax rose by 85 per cent in 2007 to € 487 million. The segment's share of total earnings improved by 9 percentage points to 39 per cent.

The number of retail customers rose to more than 13.6 million at the end of the year. Average annual growth in the number of retail customers of 53 per cent in the past four years has grown in parallel with the continuous expansion of the distribution network. The Group had 3,015 business outlets in Central and Eastern Europe on 31 December 2007.

Summary of consolidated performance

The consolidated financial statements of Raiffeisen International are prepared on the basis of the *International Financial Reporting Standards (IFRS)*. Raiffeisen International Bank-Holding AG also prepares individual financial statements conforming to the Austrian Commercial Code (UGB), which provide the formal basis of assessment for calculating dividend payments and taxes. For more on the disclosures required by the UGB, please see the relevant sections of the notes to this report.

The majority of Raiffeisen International is held by Raiffeisen Zentralbank Österreich AG (RZB), which makes it part of the RZB Group. The stake held by RZB amounted to 68.5 per cent at the end of the year, and the rest of the shares were in free float.

Raiffeisen International's scope of consolidation includes network banks and leasing companies in 16 markets and a number of financial companies and bank-related service providers. For more information on changes in the scope of consolidation, please see the relevant section of the notes on page 284.

For the sake of better comparability, the two one-off effects from the preceding year are not taken into account (as far as this is possible) in the relevant comparative figures of the presentation of performance below. Those effects were due to the sales of Raiffeisenbank Ukraine (€ 486 million) and the minority stake in Kazakhstan-based Bank TuranAlem (€ 102 million) and brought in a total of € 588 million in 2006.

The Raiffeisen International Group grew significantly in 2007. The balance sheet total increased from € 55.9 billion to € 72.7 billion, which means growth of more than 30 per cent, or € 16.9 billion, and nearly all that was organic. Average growth of the balance sheet in the past five years amounted to 38 per cent. As in the preceding year, the main part of the increase in 2007 was due to growth of lending, which increased by 40 per cent, or € 13.8 billion.

Earnings diversification makes for stable growth

The wide diversification of earnings growth in 2007, both by regions and by customer segments, shows that Raiffeisen International continued to pursue a strategy of broad market presence in Central and Eastern Europe very successfully.

Consolidated profit rose by 42 per cent, or € 248 million, to € 841 million. Changes in the scope of consolidation including capital consolidation effects are responsible for € 27 million of that increase. Currency trends in the CEE region were relatively mixed in 2007, but overall had little impact on earnings.

The table on the next page gives an overview of the development of operating performance:

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Profit from operating activities on an annual basis

in €000	**2007**	**Change**	**2006**	**2005**
Net interest income	2,418,849	37.1%	1,763,881	1,202,098
Net commission income	1,249,835	33.9%	933,289	606,639
Trading profit	127,891	(26.8)%	174,823	100,997
Other operating profit (loss)	(5,078)	19.1%	(4,263)	(22,470)
Operating income	**3,791,497**	**32.2%**	**2,867,730**	**1,887,264**
Staff costs	(1,084,847)	31.5%	(824,773)	(551,983)
Other administrative expenses	(876,615)	27.4%	(687,840)	(480,319)
Depreciation/amortization/ write-downs	(222,558)	22.9%	(181,059)	(130,208)
General administrative expenses	***(2,184,020)***	***29.0%***	***(1,693,671)***	***(1,162,510)***
Profit from operating activities	***1,607,477***	***36.9%***	***1,174,059***	***724,754***

Operating income rose by 32 per cent, or € 924 million, to € 3,791 million. Changes in the scope of consolidation were responsible for 11 per cent, or € 103 million, of that increase. Net interest income showed the biggest increase in all earnings components in 2007 at 37 per cent.

Expansion of retail activities was the main reason for the increase of *net interest income* by 37 per cent, or € 655 million, to € 2,419 million. A higher proportion of retail customers led to a slight improvement in the interest margin. However, regional differences should be taken into account here, as higher margins were achievable in the less developed markets. The share of operating income attributable to net interest income came to 64 per cent and was 3 percentage points above the level of the preceding year.

Net commission income was one of the drivers of growth with an increase of 34 per cent, or € 317 million, to € 1,250 million. Its share of operating income was unchanged at 33 per cent. Changes in the scope of consolidation, including asset management companies consolidated for the first time, accounted for about € 65 million and further widened the range of products generating commission income.

Trading profit fell by 27 per cent, or € 47 million, to € 128 million due to the difficult market environment and a special effect from the preceding year. Its share of operating income was thus 3 per cent. *Other operating profit/loss* continued to play a minor role in the composition of operating earnings.

General administrative expenses grew by 29 per cent, or € 490 million, to € 2,184

Development of operating income


in € mn
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(500)
1,018
12%
33%
55%
1,297
6%
34%
62%
(2%)
1,887
5%
32%
64%
(1%)
2,868
6%
33%
61%
3,791
3%
33%
64%
2003
2004
2005
2006
2007
Trading profit
Net commission income
Net interest income
Other operating profit/loss

Development of the cost/income ratio


in € mn
3,791
64.7%
63.5%
2,868
61.6%
2,184
1,887
1,694
59.1%
1,297
1,162
1,018
823
659
57.6%
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
Operating income
General administrative expenses
Cost/income ratio

million in 2007. Changes in the scope of consolidation were responsible for € 55 million of that. Staff expenses, which rose by 32 per cent to € 1,085 million were the strongest cost driver, while the average number of employees increased by 13 per cent to 55,550. The largest increase in the average number of employees was registered in Southeastern Europe at 20 per cent.

Cost/income ratio further improved by 1.5 percentage points

With an increase of 27 per cent to € 877 million, *other administrative* expenses rose somewhat more moderately than staff expenses. That is primarily due to investments in the distribution network, e.g., establishing new branches.

The increase in operating expenses last year was again lower than operating income. This had a positive impact on the *cost/income ratio*, an important measure of efficiency. This is calculated as the ratio of general administrative expenses to operating income, and it improved from 59.1 per cent in 2006 to 57.6 per cent in 2007.

Provisioning for impairment losses rose less than proportionately

With an increase of 16 per cent, allocations to *provisioning for impairment losses* remained significantly below business volume growth in 2007. New allocations increased by € 48 million to € 357 million. While specific provisions rose by 49 per cent, portfolio-related provisions actually

fell by 36 per cent. The *risk/earnings ratio* improved from 17.5 per cent to 14.8 per cent.

More than 60 per cent of provisioning for impairment losses was attributable to the retail customer segment, a total of € 218 million was allocated to this segment. The corporate customer segment accounted for the remaining nearly 40 per cent. In regional terms, the operations in the CIS booked new provisioning for impairment losses with a share of 47 per cent, or € 169 million, while new allocations in Southeastern Europe were very moderate. That region had a risk/earnings ratio of only 9 per cent.

Tax rate fell to 21 per cent

The increase of *income taxes* by 29 per cent to € 264 million was less than proportional relative to profit before tax, which climbed by 39 per cent to € 1,238 million. The effective tax rate declined from 23.0 per cent to 21.3 per cent. That was due, on the one hand, to refunds from group taxation with RZB, with which Raiffeisen International forms a tax group. On the other hand, lower income tax rates in Hungary and Bulgaria had a beneficial effect.

Profit after tax rose by 42 per cent from € 686 million to € 973 million and therefore increased at a higher rate than income from operating activities. The main reasons for this were the less than proportional increases in provisioning for impairment losses and income taxes. The item *other valuation results* presented in the table was negative in the amount of € 13 million (after a positive € 26 million in the preceding year). That was largely due to valuation losses on derivative financial instruments used to hedge interest rate positions.

Minority interests in earnings grew in line with profit growth by 43 per cent from € 92 million to € 132 million. After deduction of minority interests, *consolidated profit* allocable to Raiffeisen International shareholders came to € 841 million, which is 42 per cent, or € 248 million, higher than in the preceding year.

Development of consolidated profit on an annual basis

in €000	*2007*	*Change*	*2006**	*2005*
Profit from operating activities	***1,607,477***	***36.9%***	***1,174,059***	***724,754***
Provisioning for impairment losses	*(356,977)*	*15.6%*	*(308,877)*	*(167,260)*
Other valuation results	*(12,896)*	*-*	*25,983*	*11,063*
Profit before tax	***1,237,604***	***38.9%***	***891,165***	***568,557***
Income taxes	*(264,149)*	*28.7%*	*(205,240)*	*(108,963)*
Profit after tax	***973,455***	***41.9%***	***685,925***	***459,593***
Minority interests in profit	*(132,197)*	*43.3%*	*(92,246)*	*(77,259)*
Consolidated profit	***841,258***	***41.7%***	***593,679***	***382,334***

*Excluding one-off effects due to the sales of Raiffeisenbank Ukraine and the minority stake in Bank TuranAlem.

Earnings per share rose to € 5.80

Earnings per share (EPS) improved by € 1.63 from € 4.17 before to € 5.80. Including the one-off effects, earnings per share in the preceding year amounted to € 8.29. The capital increase in October 2007 saw the issuance of 11.9 million new shares. The average number of shares excluding treasury shares grew to 145.0 million.

ROE remains above 25 per cent

Return on equity (ROE) before tax declined in 2007 from 27.3 per cent to 25.7 per cent. The average equity on which the calculation is based increased by 48 per cent to € 4,810 million because of high profit retention resulting from the preceding year's one-off effects and because of the capital increase which took place in the fourth quarter.

Development of profit and return on equity



in € mn
6,000
5,000
4,000
3,000
2,000
1,000
0
45.4%
4,810
3,259
27.3%
25.7%
2,608
24.1%
22.2%
21.8%
1,535
1,147
1,238
891
569
277
341
2003
2004
2005
2006
2007
Average equity
Profit before tax
ROE before tax
ROE before tax (without one-off effects)

Segment results by business areas

Raiffeisen International made increases in its customer segments last year. The success of its strategy of expanding retail activities is reflected in a clear improvement of results from that business area.

Corporate customers

With a 54 per cent share of total earnings, the *corporate customer* segment is the largest and continues to develop satisfactorily. Earnings before tax rose by 43 per cent to € 669 million, which was higher than business volume growth. Risk assets allocable to the segment increased by 30 per cent to € 24.7 billion. With an increase of 39 per cent, net interest income contributed to the good result, as did net commission income, which rose by 26 per cent. General administrative expenses increased by 32 per cent. The cost/income ratio improved by another 0.9 percentage points to 35.8 per cent. Only a moderate increase in provisioning for impairment losses of 17 per cent was registered, which was below the increase in net interest income. Since the equity allocable to the segment rose by 50 per cent, the return on equity fell slightly, by 1.5 percentage points to 30.2 per cent. The average number of employees climbed by 10 per cent to 8,089.

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Development of segment earnings before tax


in € mn
750
600
450
300
150
0
(150)
221 229 337 467 669
(24) 41 118 264 487
87 112 184 241 188
(8) (42) (70) 507 (106)
Corporate customers
Retail customers
Treasury
Participations & other
2003 2004 2005 2006 2007

Retail customers

As expected, the *retail customer* segment had the strongest growth of earnings before tax of all segments in the reporting year with a plus of 85 per cent, or € 223 million, to € 487 million. Investments in new business outlets and products made in the last few years contributed to that good result. However, that this investment program is still not complete is also reflected in 30 per cent higher general administrative expenses. For that reason, the cost/income ratio of 68.3 per cent in the reporting period was still relatively high, but was 4.0 percentage points below the preceding year's figure. The risk assets allocable to retail customers rose by 34 per cent to € 19.0 billion. The higher volume also required more extensive provisioning for impairment losses, which nevertheless only increased by 14 per cent to € 218 million. The return on equity rose significantly, from 24.8 per cent to 29.5 per cent. The average number of employees in this segment increased, from 38,677 to 44,582.

Treasury

Earnings in the *treasury* segment declined in the reporting period. At € 188 million, earnings before tax were 22 per cent, or € 53 million, below the preceding year's high level. This had been influenced by a favorable currency environment for the Group and by a special effect of € 33 million due to a positive valuation result from an open position taken in connection with the Impexbank acquisition. Derivative instruments were used to reduce yield curve risk. That gave rise to a valuation result of minus € 30 million in 2007. Excluding those effects, earnings development in the treasury segment would be positive.

Risk assets in the segment increased by 10 per cent to € 5.9 billion. General administrative expenses grew moderately by only 19 per cent. The return on equity fell by 11.8 percentage points on the preceding year to 32.9 per cent. The average number of employees rose by 17 per cent in the reporting year to 1,244.

Participations and other

The one-off effects in 2006 (sales of Raiffeisenbank Ukraine and the minority stake in Bank TuranAlem) were booked in the *participations and other* segment, which had a positive result of € 507 million. Adjusted for these one-off effects, the segment's result in 2006 were minus € 81 million. This figure in 2007 was minus € 106 million. The result is negative because in addition to net income from equity holdings and non-banking activities, the segment includes the costs of central group management. Those remain in the segment and are not distributed to the other business areas. It also includes the computational results from the investment of equity.

A table of the segments by business areas may be found in the consolidated financial statements on page 142.

Detailed review of items in the income statement

The results compared with the preceding year are largely influenced by the following changes in the scope of consolidation. At the beginning of the year, some asset management companies already founded in the preceding years and four insurance brokerage companies were included in the consolidated financial statements for the first time because of their materiality. In 2006, changes had resulted from the purchase of Impexbank in May and eBanka in November and from the sale of Raiffeisenbank Ukraine at the beginning of November.

Net interest income

Net interest income grew in the reporting year by 37 per cent, or € 655 million, to € 2,419 million. The increase is higher than the growth of the balance sheet total of 33 per cent, so the interest margin (calculated on the average balance sheet total) improved by 10 basis points from 3.76 per cent in the preceding year to 3.86 per cent this year. While the interest margin in Southeastern Europe declined by 7 basis points, it rose slightly in Central Europe by 3 basis points and significantly in the CIS by 13 basis points. Changes in the scope of consolidation had hardly any influence on the interest result. The increase is therefore practically all organic.

Net interest income from the retail business contributed a share of 59 per cent (plus 1 percentage point). The increase was mainly driven by volume. The share of net interest income from the corporate customer segment remained constant at 33 per cent.

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Interest income increased by 42 per cent to € 4,606 million. More than 80 per cent of interest income resulted from the most important balance sheet item, loans and advances to customers. They rose on the preceding year by almost 40 per cent. Interest income from the securities portfolio also showed a significant increase of 23 per cent. That was primarily due to improvement in the interest rate level by 73 basis points, while corresponding volume rose on average by only 6 per cent.

With an increase of 47 per cent to € 2,186 million, *interest expenses* rose somewhat more strongly than interest income. Despite growth of the average portfolio of customer deposits by 26 per cent, interest expenses in that area increased by 41 per cent. That was attributable to an average increase in deposit interest rates by 34 basis points. Interest expenses for subordinated liabilities, instruments which are necessary mainly for regulatory reasons, climbed by 62 per cent from € 52 million to € 83 million.

Development of the interest margin


4.0%
3.5%
3.0%
2.5%
3.25%
3.30%
3.55%
3.76%
3.86%
2003
2004
2005
2006
2007

Provisioning for impairment losses

The increase of new allocations to *provisioning for impairment losses* was significantly more moderate in 2007 than in the preceding year. They rose by 16 per cent net, or € 48 million, to € 357 million. Changes in the scope of consolidation were insignificant for this position. The moderate increase meant that the *net provisioning ratio* (based on the risk-weighted assets) fell by 13 basis points to 0.84 per cent. The loss rate (written-off loans to total lendings) improved by 4 basis points to 0.12 per cent.

The positive development is also reflected in the *risk/earnings ratio* (provisioning for impairment losses to net interest income), which fell considerably in the reporting period by 2.7 percentage points to 14.8 per cent.

Newly formed *specific provisions* rose by 49 per cent on the preceding year to € 281 million. More than half of that was driven by higher provisions in the CIS, especially in Russia. Part of the provisions formed there was related to a case of fraud at a branch in Rostov-on-Don previously belonging to Impexbank. There were only a few specific provisions formed in the other countries, ranging in size from € 2 million to at most € 4 million.

On the other hand, net new allocations to *portfolio-based provisions* declined by 36 per cent to € 76 million. That mainly resulted from lower allocations in the CIS, which amounted to € 19 million. They were even lower in Southeastern Europe at € 10 million. The highest allocations to portfolio-based provisions were registered in Central Europe at € 47 million.

In comparison with non-performing loans, provisioning for impairment losses had a smaller increase, which is why the coverage ratio of provisioning for impairment losses to non-performing loans fell by 13.1 percentage points to a still solid 105.2 per cent.

Net commission income

Net commission income from banking services rose significantly in all business areas in 2007, with an overall plus of 34 per cent, or € 317 million, to € 1,250 million. Newly consolidated enterprises accounted for 21 per cent, or about € 65 million, of that growth. That is attributable to newly consolidated asset management companies, on the one hand, whose income from managing investment and pension funds amounted to € 44 million, and to Czech eBanka, on the other, that was consolidated in November 2006.

Raiffeisen International continued to increase revenues and the number of executed transactions in 2007, whether in payment transfers, loans, or brokerage services. In some countries, the trend is toward more advisory-intensive products and types of investment. The Group meets this demand with a range of products geared to each country.

The most important contribution again came from payment transfers, which accounted for 45 per cent of net commission income. Income from this area rose altogether by 37 per cent to € 563 million. The largest increase of 39 per cent was in Central Europe.

The Group also generated higher income with other products. In the foreign exchange and notes/coins business, which ranks second in importance with a 29 per cent share, the Group earned € 363 million, or 25 per cent more than in the preceding year. Increases came primarily from Central Europe and

Development of net commission income


in € mn
1,400
1,200
1,000
800
600
400
200
0
333
7%
40%
36%
441
10%
36%
37%
607
8%
36%
38%
933
9%
31%
44%
1,250
9%
29%
4%
13%
45%
2003
2004
2005
2006
2007
Other banking services
FX, notes/coins, precious metals business
Securities business
Loan and guarantee business
Payment transfers

Southeastern Europe. Net commission income from loan and guarantee business grew by 44 per cent to € 158 million. An increase of 41 per cent to € 50 million resulted from commissions on securities business. Finally, the contribution from other banking services to net commission income rose to € 116 million.

Net commission income generated by retail customers rose again significantly, by 35 per cent to € 799 million. That segment contributed about 64 per cent to the total result. Southeastern Europe, especially Romania, was the regional growth driver with an increase of 44 per cent to € 386 million.

Trading profit

Trading profit declined by 27 per cent from € 175 million before to € 128 million. Changes in the scope of consolidation did not affect the result. Part of the decline was due to a special effect from the preceding year. In 2006, trading profit was increased by a positive valuation result of € 33 million connected with the acquisition of Impexbank that was booked in the parent company. The corresponding position was closed in January 2007 without any further significant effect on the income statement.

Net income from currency-related business is the mainstay of trading profit with a 70 per cent share. Also due to the special effect from the preceding year, it declined in 2007 by 37 per cent to € 90 million. Foreign exchange earnings fell significantly because of valuation losses from hedging in Croatia, while substantial changes in this earnings contribution were not observed in the other markets. Very different developments were observed in 2007 among exchange rates in the countries of Central and Eastern Europe. In markets of the CIS determined by the US dollar, the local currencies fell accordingly, and the Romanian leu fell significantly. On the other hand, some currencies of Central Europe saw significant gains.

Trading profit from interest rate and credit products plays a minor role for Raiffeisen International because limits approved by management are relatively small and the products are only employed selectively. At € 27 million, profit from this type of proprietary trading remained nearly constant, compared with € 26 million in the preceding year. However, there were slight shifts in regional terms. While trading profit from securities rose by € 10 million in Central Europe, it fell in each of the two other regions by just under € 5 million, particularly because of the aforementioned developments in Russia and Croatia. Trading profit from stock transactions increased by just over one-fourth to € 9 million and mainly derived from Croatia, Hungary, and Bosnia and Herzegovina.

Trading profit by geographic segments


in € mn
122
19%
22%
59%
78
15%
30%
55%
101
20%
42%
38%
175
47%
29%
24%
128
32%
27%
41%
200
175
150
125
100
75
50
25
0
2003
2004
2005
2006
2007
CIS
Southeastern Europe
Central Europe

About 41 per cent of trading profit came from Central Europe. The share of the CIS declined from 47 per cent to 32 per cent due to the effects described above.

Net income from derivative instruments

Net income from derivative instruments of the banking book developed negatively in the reporting year. It amounted to minus € 30 million in 2007 compared to € 5 million in the preceding year.

The main reason for this negative contribution were interest rate swap positions in Russia for the purpose of reducing interest rate structure risk. They led to valuation losses of € 26 million due to market turbulence at the end of the year.

Net income from financial investments

Net income from financial investments amounted to minus € 9 million in the past year compared to € 1 million in the year before. Including the one-off effect of € 102 million from selling the minority stake in Bank TuranAlem in Kazakhstan, the preceding year's result came to € 103 million.

Net income from financial investments, which comprises net revaluations of securities held to maturity and net proceeds from sales of securities held to maturity, amounted to minus € 1 million (preceding year: € 2 million). Small impairments on equity holdings (minus € 3 million) were set against net proceeds from sales of minority stakes (€ 2 million).

Net income from other current financial assets, which consists primarily of net revaluations of current financial assets and net proceeds from sales of current financial assets *at fair value through profit and loss*, declined from plus € 1 million to minus € 9 million. These valuation losses came from Slovakia, where market values of local treasury bills fell.

General administrative expenses

General administrative expenses grew in the reporting year by 29 per cent, or € 490 million, to € 2,184 million. Changes in the scope of consolidation contributed € 55 million to that. The organic increase of general administrative expenses accounted for more than one-fourth.

General administrative expenses grew less strongly than operating income (32 per cent), which caused the *cost/income ratio* to improve further. The ratio, which is calculated from the operating earnings components, came to 57.6 per cent in 2007 and was 1.5 percentage points below the previous year's level of 59.1 per cent.

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The largest increase in 2007 came from *staff expenses*, which rose by 32 per cent, or € 260 million, to € 1,085 million. Of that plus, € 24 million are attributable to changes in the scope of consolidation. The organic increase therefore came to 29 per cent.

On the other hand, the average number of employees in the Group (full-time equivalents) grew by only 13 per cent, or 6,377, to 55,550. The difference in relation to the rise of staff expenses is largely attributable to significant pay increases in the CIS and in parts of Central Europe. The region with the highest growth was Southeastern Europe, where the average number of employees rose by 20 per cent. It increased by 16 per cent in Central Europe, and by only 8 per cent in the CIS. Operating income per employee,

Structure of general administrative expenses


in € mn
2,500
2,000
1,500
1,000
500
0
659
13%
42%
45%
823
12%
42%
46%
1,162
11%
42%
47%
1,694
11%
40%
49%
2,184
10%
40%
50%
2003
2004
2005
2006
2007
Depreciation/amortization/write-downs
Other administrative expenses
Staff expenses

Regional breakdown of general administrative expenses


in € mn
2,500
2,000
1,500
1,000
500
0
659
10%
33%
57%
823
11%
36%
53%
1,162
18%
36%
46%
1,694
34%
31%
35%
2,184
33%
30%
37%
2003
2004
2005
2006
2007
CIS
Southeastern Europe
Central Europe

however, also went up significantly from € 58 thousand to € 68 thousand.

With an increase of 27 per cent, or € 189 million, to € 877 million, *other administrative expenses* increased somewhat less strongly than staff expenses. Changes in the scope of consolidation had an impact of € 20 million. Expansion of the branch network continues in high gear in many countries, the increases once again primarily involved premises and rents (plus 32 per cent), information technology (increase of 27 per cent), training (increase of 38 per cent), and advertising (increase of 32 per cent).

Depreciation/amortization/write-downs of tangible and intangible fixed assets increased on the preceding year by 23 per cent, or € 41 million, to € 223 million. Intangible assets, in particular software, accounted for € 70 million of that (preceding year: € 49 million). In addition to some current-value depreciation on software projects, that also includes amortization of the eBanka brand (€ 4 million). The name is no longer of value because of the plan to merge that bank into the Czech Raiffeisenbank in 2008.

Breakdown of other aministrative expenses


1
2
3
4
5
6
7
8
9
1 Premises, rents 26% (+1 PP)
2 IT 13% (+/-0 PP)
3 Avertising 13% (+/-0 PP)
4 Communications 9% (+/-0 PP)
5 Legal and consultancy 9% (+/-0 PP)
6 Deposit guarantees 6% (+/-0 PP)
7 Office expenses 4% (+/-0 PP)
8 Security expenses 3% (-1 PP)
9 Other items 17% (+/-0 PP)

Other operating profit/loss

Other operating profit/loss remained relatively constant at minus € 5 million after minus € 4 million. Various items are included in this: Revenues and expenses from various non-banking activities increased by 144 per cent, or € 10 million, to € 17 million. The result from operating leasing grew by 46 per cent, or € 7 million, to € 22 million. Operating leasing business is conducted mainly in Croatia and to a lesser extent in Poland and the Czech Republic. At € 17 million (previous year: minus € 12 million), the result in Ukraine was burdened by allocations to provisions. Other taxes not dependent on income amounted to € 43 million and increased by one-third.

Finally, the inclusion of three asset management companies in Croatia, Hungary, and Slovakia yielded income of € 13 million from releases of negative goodwill on initial consolidation. Negative goodwill from the initial consolidation of new companies was reported in the preceding year in the amount of € 8 million.

Income from disposal of group assets

Income from disposal of group assets amounted to € 27 million in 2007 after € 20 million in the preceding year (excluding one-off effects). It came primarily from the sale of two fully consolidated project companies in Hungary. *SINESCO Energiaszolgáltató Kft.*, an energy generating company in Budapest, was sold at the end of March 2007, which netted € 11 million. Furthermore, *Arena Corner Ingatlanfejlesztö Kft.*, a real estate project in Budapest, was sold in July 2007, leading to a deconsolidation effect of € 15 million.

In the preceding year, there was a deconsolidation of two project companies belonging to *Raiffeisen Real Estate Management*, whose core business consisted in the development and sale of real estate

projects in Hungary. In addition, another € 486 million was reported in 2006 from the one-off sale of Raiffeisenbank Ukraine.

Balance sheet development

Raiffeisen International's strong growth in 2007 is also reflected in the development of its balance sheet. The consolidated *balance sheet total* rose on the preceding year by 30 per cent, or € 16.9 billion, to € 72.7 billion, a result almost entirely of organic growth. The increase in the balance sheet total due to changes in the scope of consolidation had a negligible impact, since no initial consolidation or deconsolidation material for the balance sheet occurred in 2007. The currency effect, i.e., the net effect of exchange rate changes in the CEE currencies, was negative in the amount of € 0.5 billion. The Group's organic growth came to € 17.4 billion.

In line with the trend in recent years, there was a further shift among balance sheet assets in favor of *loans and advances to customers*, which were the main drivers of Raiffeisen International's growth. They increased by 40 per cent, or € 13.8 billion, to a total of € 48.9 billion. Adjusted for impairment losses on loans and advances of € 1.1 billion, loans and advances to customers now account for two-thirds of balance sheet assets, which represents an increase of 5 percentage points. The ratio of customer loans to customer deposits amounted to 121 per cent.

Loans to corporate customers (excluding micro-enterprises) rose by 39 per cent, or € 8.6 billion, to € 30.2 billion at year's end. The increase in loans to personal customers was the highest at 46 per cent; they reached a total of € 15.0 billion.

Securities, which belong to several valuation categories and balance sheet items but are combined in the chart on this page, increased by 7 per cent to € 7.0 billion, with slight reallocations among the valuation categories. While securities classified as other current

Structure of balance sheet assets


in € bn
80
60
40
20
0
20.1
13%
13%
57%
17%
28.9
10%
19%
55%
16%
40.7
13%
14%
59%
14%
55.9
12%
12%
61%
15%
72.7
10%
9%
66%
15%
2003
2004
2005
2006
2007
Other assets
Securities
Loans and advances to customers (net)
Loans and advances to banks

Structure of loans and advances to customers


Corporate customers 52% (-1 PP)
Small and medum-sized enterprises 15% (-1 PP)
Private customers 31% (+2 PP)
Public sector 2% (+/-0 PP)

financial assets rose by 57 per cent due to increased investment in fixed-income securities and securities held for trading increased by 5 per cent, securities classified as financial investments declined by 9 per cent. Overall, the share of the balance sheet total attributable to securities fell from 12 per cent to 9 per cent.

The share of *other assets* fell by 2 percentage points to 10 per cent compared with the end of 2006. The reasons for that were the *cash reserve* (minus 10 per cent) and *intangible assets* (minus 7 per cent).

At the end of the reporting period, there were also only small changes on the liabilities side of the Group's balance sheet compared with the end of 2006. *Deposits from customers* continued to dominate with a share of 56 per cent. But that represents a decline on the preceding year by almost 3 percentage points. *Deposits from banks* accounted for about 27 per cent of the balance sheet total (an increase of 2 percentage points). The rest was attributable to own funds (11 per cent) and other assets (6 per cent).

Deposits from customers grew by 22 per cent, or € 7.3 billion, to € 40.5 billion. At € 3.0 billion, the largest increase was in Central Europe. Deposits from customers in Southeastern Europe and the CIS rose by 25 per cent and 24 per cent, respectively. Sight deposits went up by 21 per cent to € 17.6 billion, and time and savings deposits by 23 per cent to € 22.9 billion.

Deposits from banks rose by 44 per cent, or € 6.1 billion, to € 19.9 billion. Long-term funding arrangements from banks and supranational institutions likewise increased by 80 per cent to € 13.1 billion.

Structure of balance sheet liabilities


in € bn
80
60
40
20
0
20.1
8%
5%
60%
27%
28.9
9%
5%
63%
23%
40.7
10%
4%
61%
25%
55.9
11%
5%
59%
25%
72.7
11%
6%
56%
27%
2003
2004
2005
2006
2007
Own funds
Other liabilities
Deposits from customers
Deposits from banks

Money market business amounted to about € 6.3 billion on the balance sheet date (plus 13 per cent). The share of funding from the RZB Group was about 57 per cent at the end of December 2007.

The share of *other liabilities* rose by 1 percentage point to 6 per cent. The *liabilities evidenced by paper* included in this item, i.e., funding from the capital market by the issuance of debt securities, grew by 63 per cent to € 2.3 billion. That increase is mainly due to new issues in Central Europe (Slovakia) and the CIS (Ukraine).

The share of the balance sheet total attributable to *own funds*, which consist of equity and subordinated capital, was unchanged at 11 per cent. The *subordinated capital* included in own funds rose by 8 per cent to € 1.5 billion because of new issues at individual network banks. Of these additional own funds, mainly needed for local regulatory purposes of subsidiary banks, 89 per cent was financed by the RZB Group, and 11 per cent by supranational institutions.

Development of equity

Equity on the balance sheet

Raiffeisen International increased *equity* including consolidated profit and minority interests in the reporting year by 44 per cent, or € 2,033 million. It amounted to € 6,622 million as of the balance sheet date (2006: € 4,590 million).

Paid-in capital, consisting of subscribed capital and capital reserves, increased on the preceding year by 64 per cent, or € 1,197 million, to € 3,057 million. After placement costs, the capital increase in October 2007 amounted to € 1,220 million. The net effect of share buy-backs and the expenses for the *Share Incentive Program*, booked directly to equity, reduced paid-in capital by € 23 million.

Breakdown of consolidated equity



in € mn
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,379
20%
20%
60%
2,177
15%
24%
61%
3,277
14%
30%
56%
4,590
13%
46%
41%
6,622
12%
42%
46%
2003
2004
2005
2006
2007
Minority interests
Earned capital
Paid-in capital

Earned capital grew by 30 per cent, or € 645 million, to € 2,771 million. That includes *consolidated profit* for the reporting year in the amount of € 841 million and *retained earnings* of € 1,929 million. In addition to retention of profits from 2006, the main influences were exchange rate developments in the CEE countries (minus € 160 million) and the valuation result from capital hedge positions (€ 104 million) taken to partly hedge exchange rate effects in equity. The net effect amounted to minus € 56 million.

Opening a cash flow hedge position to hedge variable interest rate positions at a network bank led, for the first time in 2007, to recognition of the hedging instrument's market value changes in retained earnings amounting to minus € 8 million.

In June 2007, the Annual General Meeting of Raiffeisen International approved a dividend payment of € 0.71 per share, which makes a total payout of € 101 million. *Minority interests* rose by 32 per cent, or € 191 million, to € 795 million. This increase resulted from the share of minority shareholders in current earnings of € 132 million, from capital contributions by those shareholders to various group units in the amount of € 85 million, and from share changes in the scope of consolidation (€ 12 million). Dividend payments of € 38 million reduced this item.

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Own funds according to the Austrian Banking Act

Raiffeisen International is not a separate banking group within the meaning of the Austrian Banking Act (BWG) and therefore is not itself subject as a group to the regulatory provisions for banks. The following consolidated figures have been calculated according to the provisions of the BWG and are accounted for within the scope of the RZB banking Group. RZB opted to apply the transitional rule for calculating own funds requirements in 2007 according to Basel I. The figures provided here are for information purposes only.

Consolidated *own funds* pursuant to the BWG amounted to € 6,684 million at year's end (plus 48 per cent, or € 2,171 million).

Core capital rose on the preceding year by 54 per cent, or € 1,987 million, and now stands at € 5,692 million. It was positively influenced in the first instance by the reporting year's profits and by the capital increase conducted in October 2007. Set against these positive influences was the negative effect of changes in the exchange rates of CEE currencies on own funds of about € 104 million.

Additional own funds increased by 18 per cent, or € 149 million, to € 957 million, including € 91 million of supplementary capital (upper Tier 2). The greater part of this subordinated capital, needed primarily because of local supervisory regulations, is financed by RZB.

Set against own funds is an *own funds requirement* pursuant to the BWG of € 4,317 million, which is steadily growing due to rapid expansion. That corresponds to an increase of 31 per cent, or € 1,033 million. *Excess cover* at year's end came to 54.8 per cent, or € 2,367 million. In particular, the own funds requirement consists of requirements for the banking book (€ 3,984 million), the trading book (€ 146 million), and open foreign exchange positions (€ 187 million).

The *core capital ratio*, based on the banking book, rose by 1.7 percentage points to 11.4 per cent. The *core capital ratio (including market risk)*, i.e., as measured by total risk assets of € 54.0 billion, results in a value of 10.5 per cent for 2007 (plus 1.5 percentage points). The *own funds ratio* increased by 1.4 percentage points to 12.4 per cent.

Risk management

Raiffeisen International's outstanding expertise in risk management is the basis for sound growth in Central and Eastern European markets given their varying degrees of development. By permanently integrating its network banks into the processes of risk management, the Group will continue its growth trend in awareness of the risks.

An overview concerning the individual types of risks relevant for Raiffeisen International, including market, credit, liquidity, and operational risks, and concerning the organization of risk management is presented in the notes to the consolidated financial statements on p. 224 onwards.

Principles of risk management

Raiffeisen International has a comprehensive system of risk principles and risk measurement and monitoring processes. Its aim is to control and manage the risks of all network banks and specialist companies. In addition, risk management and control are supported by suitable organizational structures. The underlying risk policy, which is manifested in the principles below, is set by the Group head office.

- Management of credit, country, market, liquidity, and operational risks is performed at all levels of the Group.
- Group-wide directives ensure a consistent and coherent approach to risk management, which is coordinated with parent company RZB.
- The principles of risk management applicable to corporates and SMEs are set forth in a credit manual that is binding for the entire Group. This manual is based on the RZB Group credit manual.
- The rating methods used are uniform throughout the Group.
- The credit guidelines are revised and approved annually during the budgeting and planning process.
- The activities of business and risk management are strictly segregated in personnel and functional respects.
- In addition to individual loan loss provisions portfolio based loan loss provisions are formed in the corporate customer segment. Loan loss provisions in the retail segment are generally formed on the portfolio approach.
- New product launches in the retail segment require approval from the Group's head office.

Pillars of risk management

The ability to implement the principles of risk management in daily business requires well-founded, relevant knowledge as its first pillar. A pioneer with over 20 years of successful operation in Central and Eastern Europe, Raiffeisen International has valuable experience in active risk management. That forms the basis for establishing a strong risk management team in the Vienna head office and reliable teams in the network banks, reinforced by local chief risk officers.

Moreover, Raiffeisen International has an infrastructure that promotes smooth communication between these teams.

Group-wide standardization is the second pillar of Raiffeisen International's professional risk management. That primarily involves defining a uniform credit decision process based on a Group-wide credit manual. The rating used is likewise tied to methods formulated uniformly for the entire Group. There are also binding standards for the subsequent reporting. A Group-wide policy for loan loss provisioning and training courses for employees at network banks and the head office ensure a Group-wide consistent approach.

The very important function of the Group's head office as a management and control entity is the third pillar of structured risk management. The head office's role is discernible, for example, in the fact that new product launches are only possible with its approval. The head office also performs the task of a reporting platform for risk management, and locally kept scorecards are likewise monitored there. Finally, to strengthen local expertise, several teams from the head office are deployed for credit monitoring locally.

Private individuals and small and medium-sized enterprises

The main emphases of risk management in the area of private individuals and small and medium-sized businesses in 2007 were:

- Supporting profitable growth
- Portfolio management
- Developing infrastructure

With those in mind, more than 50 retail products were evaluated and approved by the head office last year. The key aspects of the evaluations were product standardization, pricing, risk identification and minimization, and basic profitability of the individual products measured against the budget and the Group's expectations.

At the same time, Raiffeisen International continued to develop and validate scorecards. Progress was particularly achieved in the micro area, with the result that at least one scorecard now exists in every network bank.

New report formats in portfolio management

In the area of portfolio management, Raiffeisen International continued monthly portfolio reviews in the retail customer segment. In addition, regular reviews were introduced in the area of small and medium-sized enterprises. New standardized report formats were also developed for both areas. The measures in portfolio management focused on the default risk profile of the respective portfolio and on provisioning in the balance sheet and risk costs.

A new consolidation platform was established for the risk reporting as a means of ensuring a more effective evaluation of the entire Group. It forms the basis for consolidated risk management both for the entire retail customer segment and for individual products of that segment.

More efficient risk management process

The risk evaluation tool introduced in 2006 became established in the reporting period as a valuation and planning instrument in the Raiffeisen International Group's entire retail risk management system. The standard tool not only makes it possible to compare the network banks and thus ensured healthy competition, but it also leads to the development of performance best practices.

The definition of specific goals by the organizational units and the employees of the risk management team is carried out on the basis of standardized guidelines. It is divided into three levels of complexity, depending on the particular area of application.

Retail risk management consists of three levels illustrated in the following pyramid:


Risk manual
Policies and guidelines
Validation tools

The process of retail risk management forms a regularly recurring cycle:


Retail Credit Risk Strategy
Review
Organisation
Validation
Reporting
Retail Credit Risk Management Tools
Rollout & Operations

Basel II

In the area of implementing Basel II, rolling out the method improved the year before was Raiffeisen International's key emphasis in 2007. On the basis of the rollout plans for the individual countries, the topics of data quality, development of rating models, and assessment of individual risk parameters in Central and Eastern Europe formed the most important aspects in that regard.

Further optimization planned

Within the context of the existing retail risk management concept, Raiffeisen International plans to implement a series of measures in 2008. The bank will strengthen its impact in risk management for small and medium-sized enterprises above all by expanding capacities in the head office. That will also make it possible to intensify local support in the individual countries.

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To ensure the Group's profitable growth, risk management will also continue to evaluate all new products. Parallel to that, the business teams will be supported in developing a new customer relationship management system. Risk management will simultaneously promote the use of rating tools beyond the straight credit approval process. It is furthermore planned to improve the image presented to customers who either as private individuals express the desire for a housing loan, or as small and medium-sized enterprises the need for additional operating funds.

In the area of portfolio management, Raiffeisen International will concentrate on checking for observance of objectives set by the budget and expected risk profile. That applies both to individual portfolios and to Raiffeisen International's retail portfolio overall and concerns the entire life cycle of a portfolio, including debt collection. Also, a concept for portfolio loan loss provisioning for small and medium-sized enterprises is to be developed in this framework. Parallel to that, the implementation of a newly developed package of measures to detect and prevent credit fraud in the entire Raiffeisen International Group is planned.

Raiffeisen International started developing a retail credit risk management application based on special software known as SAS in 2007. The first two phases of this (Basel II and portfolio reports) will be completed in 2008, and the program will be rolled out in the first countries. Since a considerable part of Raiffeisen International's retail portfolio is based on mortgages, it is furthermore planned to create a framework for appraising and reappraising real estate that will supplement the RZB Group's existing collateral appraisal policy.

In the framework of implementing Basel II, the first retail portfolios are also to be valuated according to the internal rating based (IRB) approach in 2008. Consequently, the rollout of all systems is also to be pushed intensively forward in that area according to current plans.

Credit application process in the corporate customer segment

Travel diary of a Russian credit application

Day 1: Departure!

After much preparation work and intensive discussion with the borrower, my account officer in Moscow, whose name is Pavel, sends me traveling today. He spent a good deal of time packing interesting and extensive content for my trip. He researched that on the internet, in databases, and via information agencies. Pavel has already given me market data, statements about the management, peer group analysis, and profitability calculations to take along. My travel documents, incidentally, are standardized for use in the entire Raiffeisen International Group. Every credit application has that feature. The standards are exactly described in the corporate limit application manual. Even the travel route is already set. We have the credit manual for that. But somehow, I still don't feel complete.

Day 2: Brief stopover!

Today, I land on the desk of Pavel's colleague Sergej, together with a large stack of additional documents. He adds further important information to my travel gear. Sergej is a corporate credit analyst and analyzes the balance sheets on which I am based. He uses an analysis program called "COALA" for that purpose. "COALA" stands for corporate analysis application, and the program is used throughout the Raiffeisen International Group. Sergej is already looking forward to the update coming to his bank in 2008. The program will then be available as an internet application and offer many new ways of analyzing and comparing balance sheet ratios. The new version, called "COALA Web", has been wholly designed and programmed at Raiffeisen International. Sergej especially likes the fact that the program will allow him the choice of communicating in Russian or English, beginning in 2008. He understands the technical terms better in his native language, of course.

Day 3: The rating!

Sergej is finished with his analysis. He records his detailed results in a separate document. That means I'm now traveling in the company of a credit analysis! I also get a customer rating to take along. The rating makes it easier for me to reach my destination. For the rating, Sergej can rely on another Group-wide program: the rating database for corporate customers. This expert model determines a customer rating based on Sergej's balance sheet analysis and other information. All enterprises that play a role in the planned financing structure, including borrowers and guarantors, for example, must have such a rating. Since Sergej has only been working at Raiffeisenbank Moscow for three years and is therefore still a junior analyst, he can't determine the rating by himself. But he can suggest it in the rating database. An experienced colleague as-

signed to supervise him is automatically informed and can either correct or authorize the rating after consulting with Sergej.

Day 4: Off we go again!
The rating is very important for my travel agents. They all work very carefully on it! Sergej's colleague authorizes the suggested rating, and the head of the corporate analysis department finally approves it. Sergej is glad because neither of his two superiors changed anything in his suggestion. But that's not always what happens. There can be a big debate. And that's a good thing. After all, we do have the four eyes principle, or sometimes even the six eyes principle, security control! I'm glad things went so fast in my case. The newly printed rating sheet makes me feel well-prepared for the rest of my journey. Pavel picks me up and takes me to the department of credit risk management.

Day 5: Another hurdle to clear!
There, I'm received by Julia, who puts me through another critical review. Julia is a credit risk manager and decides she can't let me go on so easily. She thinks I need some additional collateral for the journey ahead. But Pavel is there and after a detailed discussion between Julia and Pavel and between Pavel and the borrower, they finally agree to a few changes in my travel documents. A mortgage as additional collateral and a shorter repayment period are agreed, which improves the loan structure. My progress is now guaranteed. Fortunately, Julia agreed with my rating. Otherwise, my stay would have lasted even longer.

Day 6: On the safe side!
I make a quick stop at Oleg's office. He figures the value of all the collateral that Pavel and Julia have sent along. He is a collateral manager and is very well-versed in such matters. As it turns out, the mortgage is worth a lot. Oleg gives me a collateral valuation sheet. Now nothing more can go wrong, right? Pavel quickly notes the value of the mortgage in my travel documents.

Day 7: Detour!
Today, Pavel introduces me to a big reception committee. It's called the credit committee. With the chief risk officer presiding, its members unanimously decide to support me in traveling onward. I was a little nervous because only one negative vote would have been enough to end my journey immediately. But even with the credit committee's support, I first need approval from the supervisory board in Vienna because my loan amount exceeds the local approval authority. That is precisely set forth in the credit committee's by-laws. So, bearing many signatures and good wishes, I now travel to Vienna.

Day 8: In Vienna!
The excursion to Vienna is very uncomplicated. Modern technology makes that possible. In Vienna, I'm received by Nataliya who lived and worked in Russia for a long time. She is a credit risk manager in the Raiffeisen International Group's department of central credit risk management. Before I am introduced to the supervisory board, Nataliya takes a very close look at me. As a Russian, she can easily communicate with my previous

travel companions, Pavel, Sergej, Julia, and Oleg. Of course, she's also very familiar with my contents and the additional information. She likewise knows the Russian market because she lived in Russia for a long time. She carefully checks everything my Russian friends have given me. I'm glad when Nataliya and her department head give me permission to continue on my way. I'm also surprised there are almost no Austrians in the Vienna department of central credit risk management. Its staff members come from 10 different countries and altogether speak 14 languages!

Day 9: Return trip!
The supervisory board is satisfied to see that all my previous travel companions have agreed to my journey. The supervisory board members talk about me only briefly and then give me the long-awaited signatures. Outfitted with the necessary approvals, I can begin my trip back to Russia right away.

Day 10: Destination reached!
I have finally reached my destination. The credit administration in Russia receives me. It will continue to look after me until the loan amount can be transferred to the borrower. Looking back, this has all been an exciting experience for me. I will rest for a while in the archive, but Pavel, the others, and I will see each other again in 12 months at the latest. That's when they will send me traveling again - for the purpose of the annual review!

BASEL II and data quality management

The declared aim of all of Raiffeisen International's activities in the area of Basel II and data quality management is to establish uniform credit standards and valuation methods. They will serve to further the strategic positioning of risk management in the Group.

The first phase of Basel II implementation activities was successfully completed in that sense in 2007 and enables all Group units, both in banking and in leasing, to calculate risk assets first on the basis of the standard approach. Parallel to that, the acceptance procedure for the internal rating-based approach (IRB) is now under way for RZB as parent company and for some units in the new EU countries. That should be completed in the first half of 2008 in line with the official implementation schedule. Since the Group's declared goal is to calculate the risk assets for all material portfolios using the IRB approach, its implementation for all remaining countries (including Russia and Ukraine) continues to be pursued with the same priority as in past years.

To ensure a harmonized and correct calculation of risk-weighted assets (RWA) based on Austrian law and taking into account local options, Raiffeisen International in Vienna supports and coordinates the local project teams in this area with a special competence center.

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Data quality management is also one of the main aspects of Basel II implementation. Centrally developed key performance indicators check the quality of the data monthly for that purpose, and any need of correction is immediately pursued and eliminated. Additional measures are taken by optimizing credit processes at the head office and for the local portfolios to avoid data quality deficiencies proactively.

At the same time, the tools of internal bank management are continuously adjusted from a risk perspective to the results of validating the rating models, and the identification of portfolio risks is refined.

Operations and IT

Shared service centers

Payments

A center for payment settlement and other back-office activities of Raiffeisen International began operation in Romania as planned in spring 2007. In a first step, CRISP (Centralized Raiffeisen International Services & Payments SRL) functions as a SWIFT hub for eleven subsidiary banks in Central and Eastern Europe. In a second step, international payments are centralized by way of joint IT software. Together with the SWIFT transactions and international payments, audits are performed centrally by CRISP in the areas of compliance and anti-money laundering.

Card business

Raiffeisen International's two service centers for card settlement, one of which is at Tatra banka in Bratislava, Slovakia and the other in Kiev, Ukraine, further expanded their business volume and the number of companies served in 2007. At the two centers together, 9,840,000 cards and 32 million transactions were being processed per month at year's end.

Initiatives to boost productivity and cost efficiency

Raiffeisen International carried out about 100 projects in 2007 to improve its operational and IT processes with overall cost savings of about € 50 million. The focus continued to be on high-volume areas like credit processing, payments, and call center activities. Major progress was achieved in centralizing functions to enable branch offices to concentrate on sales and customer service. For example, all credit processing has been centralized in Romania, which has raised quality and reduced costs.

In the treasury area, the Global Treasury System (GTS) already implemented in several group units has now been put into operation for Croatia and Romania. Implementation in other countries is planned for 2008.

A centralized purchasing and administration system (i-procurement) was successfully introduced in 2007 to enable even better guidance of the entire process. The actively guided approach to centralized purchasing already yielded cost advantages of € 75 million in 2007.

In risk management, final intensive preparations have been made for the launch of Basel II. The risk management of RZB and the Raiffeisen International Group is based on a centralized data warehouse and risk management software that is centrally developed and serviced.

Transformation and integration in Russia, Ukraine, and the Czech Republic

The legal merger of Impexbank into Raiffeisenbank in Russia was successfully completed in November. As a result of the merger, a common front-end system has been installed that allows customers to be served with maximum efficiency in the whole network. The range of products and services of both banks has also been standardized. Work on standardizing and upgrading the entire IT environment is in high gear.

At Raiffeisen Bank Aval, all new transactions for retail customers are centrally processed in a newly launched core bank system. Collection activities have been centralized, using Raiffeisen International's standard software. An operations center has been established in Kherson, Ukraine, where collection actions and credit applications are processed and a call center is to be set up. At the end of 2007, 118 persons were already employed in this area.

The integration of Raiffeisenbank and eBanka in the Czech Republic progressed according to plan. After a joint organizational structure was created, the systems were adapted to fuse the advantages from both banks into an improved overall range. The legal merger into a single bank will take place in 2008.

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Human resources

Development of personnel as of the balance sheet date


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Number of staff on balance sheet date
18,386
64
3,282
7,241
7,799
22,851
144
3,718
10,292
8,697
43,614
184
21,942
11,834
9,654
52,732
207
27,620
13,478
11,427
58,365
256
28,614
16,661
12,834
2003
2004
2005
2006
2007
Austria
CIS
Southeastern Europe
Central Europe

Popular employer in Central and Eastern Europe

Raiffeisen International's continuing growth is again reflected in corresponding staff increases in the reporting period. Organic growth in the network banks was at the forefront of that development in 2007. Compared with 52,732 at the end of 2006, the total number of full-time equivalents rose by 10.7 per cent to 58,365 as of 31 December 2007.

The average age of employees in all subunits is comparatively low at 34 years and underscores Raiffeisen International's youthful and dynamic character. However, the personnel structure also confirms how highly qualified the staff is. Raiffeisen International's ratio of university graduates was an impressive 70 per cent at the end of 2007. However, because conditions in Raiffeisen International's markets vary greatly, some countries diverge from the average. That has to do, in particular, with differing labor market structures, educational systems, and macroeconomic conditions. The situation is similar with respect to the ratio of women on the staff, which for the Group as a whole was 69 per cent at the end of 2007.

Performance management successfully established

Optimal coordination of company goals and employees' individual planning targets forms an indispensable precondition for successful implementation of the Group strategy. Raiffeisen International's Managing Board therefore started a Group-wide initiative in 2006 to implement uniform performance management for all network banks.

The most important parameters for that are transparent goals for individual employees, regular feedback and recognition, an objective evaluation system for individual performance, and a clearly-defined connection to advancement and compensation. Key cultural competencies are also incorporated into the performance management system to firmly instill Raiffeisen International's vision and values in all network banks and thus strengthen uniform Group awareness.

By means of structured performance management, the Group ensures a balance between company and employee goals and simultaneously measures their achievement in a cyclical business process. In addition, the individual performance of single employees is evaluated in the framework of performance management. Apart from corresponding effects on their personal development objectives and career opportunities, this provides the basis for performance-oriented compensation.

The following milestones had been achieved in the framework of performance management by the end of 2007:

- Adaptation of local performance management systems to the Group-wide standard in the top three management levels of all network banks (in many banks even area-wide for all executives and staff)

Number of employees as of the balance sheet date


Austria 0.5%
CIS 49.0%
Southeastern Europe 28.5%
Central Europe 22.0%

- Design of performance-oriented compensation systems on that basis
- Incorporation of six key cultural competencies defined Group-wide into performance management for the first and second management levels
- Further development and intensification of local educational activities for training of executives and staff members in dealing with the performance management system

Targeted training

First-rate employee qualifications are of the highest importance for a service-oriented company. Raiffeisen International therefore relies on active personnel development and offers its staff an extensive portfolio of education and training opportunities.

New training center in Ukraine

The Group made an important initiative in this area during the reporting period at Raiffeisen Bank Aval. After that company's training and development unit was restructured in the preceding year, a new state-of-the-art training center known as the Financial Academy Raiffeisen Bank Aval (FARBA) was opened in Kiev on 18 July 2007.

E-learning

Raiffeisen International again made progress in the area of e-learning in 2007. In addition to the e-learning initiatives already in place for some years in individual countries (Poland, Romania, Russia, Czech Republic, and Hungary), the banks

in Belarus and Ukraine have now also begun e-learning programs.

To support these national projects and further develop staff members at the international level, the head office launched a project in 2007 to create a central e-learning infrastructure.

Through the use of e-learning, Raiffeisen International will be able to support employees of all levels more quickly, directly and efficiently in their education and training and in that way contribute substantially to the company's success.

Raiffeisen International will also continuously pursue the goal of a comprehensive corporate learning solution for a Group-wide talent management in the years ahead.

Competitive advantage through talent management and succession planning

Finding the best people, especially at top management levels, and offering them appropriate development and career opportunities, thereby keeping them in the company, has become an essential success factor in view of the rapidly growing market in Central and Eastern Europe. An integrated talent management strategy and effective measures for succession planning are thus becoming key tools for ensuring Raiffeisen International's future growth.

Raiffeisen International's Managing Board therefore started a company-wide initiative in 2007 for talent management and succession planning in the top management level of the network banks. Called "Spot! - Grow! - Lead!", the project has the following objectives:

- Acquire and gain the loyalty of top talent with leadership potential for the company
- Purposefully develop these employees for suitable management positions
- Identify possible personnel gaps early, especially in strategically important management positions

This initiative establishes a Group-wide top talent pool of highly qualified employees who, with the support of suitable advancement and development measures, are rapidly available for the corresponding positions at the top management levels of the network banks. This cross-national pool is supplemented by local talent pools in the individual countries to cover the growing need for top specialists and executives at all levels at a high quality.

It is planned for 2008 that the "Spot! - Grow! - Lead!" initiative be further expanded and positioned as a central tool for systematically guiding development of management capacities and career planning. Establishing a company-wide international acceleration pool is another emphasis. Its aim is to improve opportunities for motivated and ambitious individuals with talent to pursue an international career. That will make it easier in future to fill vacancies in key positions quickly, even across borders.

Outlook

Economic outlook

After record growth in 2006 and 2007, there is probably some cooling off in store for CEE economies in 2008. However, while real GDP growth in the CEE region last year was 6.8 per cent, a still robust 5.3 per cent may be expected this year. The business cycle's passing its peak is likely to be one reason for the slowing of growth by about 1.5 percentage points. On the other hand, the slowdown anticipated for the euro area - and hence for the region's most important trading partners and investors - from 2.7 per cent in 2007 to 1.6 per cent in 2008 is probably also contributing to this. The economic downswing in the euro area is probably intensified by the US real estate crisis and its effects on the US economy, while the direct negative influence of those developments on the economies of the CEE region is relatively low.

Besides foreign demand and corporate capital spending, private demand gained in importance last year for economic growth in the CEE region. Private consumption was fueled by rising employment, accelerating wage growth, and the ongoing strong increase of personal loans. In view of the expected advance of inflation, however, real wage growth is likely to be somewhat smaller in 2008, even though the economies continue to create additional jobs. Moreover, the cost of personal loans will increase. That is attributable to higher refinancing costs for banks and less availability of refinancing via the capital market than before the outbreak of the US mortgage crisis.

However, such a weakening of private demand would have a positive effect on sustainable medium- to long-term economic growth in some countries of Southeastern Europe where the credit boom has contributed to strong increases of current account deficits. Moreover, the CEE economies have already proven in the past that they are quite capable of escaping the negative effects of a temporary economic downturn in the euro area. The momentum of the region's economic catch-up process should remain largely intact despite diminished consumer demand. Consequently, a continuation of the real and, in some cases, nominal revaluation of CEE currencies would also be assured in the medium term.

Outlook for Raiffeisen International

Building on our successful mid-market strategy, the corporate customer segment will make the largest contribution to profit before tax again in 2008. In the retail business, we continue to emphasize expansion of the branch network to support the broadening of our customer base. Moreover, we will further develop our product range in the areas of asset management and insurance in the current year.

Our goal for consolidated profit in 2008 is about € 1 billion.

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We aim to grow the balance sheet total by at least 20 per cent per year in the period to 2010, with the strongest increases targeted in the retail customer segment.

We have set a return on equity (ROE) before tax of more than 25 per cent as a goal for 2010. That does not take into account any acquisitions or capital increases. The cost/income ratio should come to about 56 per cent. Our target risk/earnings ratio is about 15 per cent.

SEGMENT REPORTS

Classification of segments

Raiffeisen International classifies its business primarily according to customer groups:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

The Group's secondary classification of segments for reporting is made according to regional aspects. The criterion of segment assignment is the location of the respective business outlets:

- **Central Europe (CE)**
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- **Southeastern Europe (SEE)**
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- **Commonwealth of Independent States (CIS)**
  Belarus, Kazakhstan, Russia, and Ukraine

You will find a detailed description of the individual segments beginning on page 139. The figures stated are derived from the financial statements prepared according to the *International Financial Reporting Standards (IFRS)* that underlie the consolidated financial statements. Divergence from locally published data is possible. The numbers of employees listed below include persons from the head office assigned to the segments pro rata. While all business activities of Raiffeisen International are described in the table on page 52 and in the following regional presentations, the subsequent market presentations include only the banking activities.

Strong growth in the CIS, largest profit contribution from Southeastern Europe

The CIS region registered the highest net interest income of all three segments last year with a 47 per cent increase to € 880 million. However, profit before tax overall was burdened by a decline in trading profit of 51 per cent and a negative valuation result from derivatives. Excluding one-off effects from the sale of Raiffeisenbank Ukraine and a minority stake in Bank TuranAlem in the preceding year, profit before tax grew by 27 per cent, or € 78 million, to € 369 million. That was accompanied by strong growth of balance sheet assets by 43 per cent. The contribution to consolidated profit before tax amounted to 30 per cent.

The region of Southeastern Europe made the largest contribution to profit before

Segment shares of profit before tax (compared with 1/1 – 31/12/2006)*



Central Europe 34% (-1 PP)
Southeastern Europe 36% (+4 PP)
CIS 30% (-3 PP)

*Excluding one-off effects from the sales of Raiffeisenbank Ukraine and the minority stake in Bank TuranAlem

Segment shares of assets (compared with 31/12/2006)



Central Europe 41% (+/-0 PP)
Southeastern Europe 32% (-2 PP)
CIS 27% (+2 PP)

at 36 per cent. With an increase of 55 per cent, or € 157 million, to € 442 million, the segment also registered by far the largest increase. This is attributable to further improvement in cost efficiency and low levels of new allocations to provisioning for impairment losses.

In Central Europe, the Group likewise achieved a significant increase in profit before tax of 36 per cent, or € 112 million, to € 428 million. The segment was the second-largest earnings contributor with a share of 34 per cent.

The share of balance sheet assets attributable to individual segments remained nearly unchanged compared with December 2006. Central Europe continued to dominate consolidated assets with a 41 per cent share. Southeastern Europe followed with 32 per cent, and the CIS with 27 per cent.

Central Europe

Earnings grew significantly in the region of Central Europe in the reporting period. With an increase of € 112 million, or 36 per cent on the preceding year, an impressive increase was registered in *profit before tax*. Initial consolidation of asset management companies in Slovakia and Hungary resulted in an additional contribution to annual earnings in the amount of € 20 million. The *return on equity before tax* for Central Europe fell slightly, by 1.7 percentage points to 21.7 per cent. The main reason for that was an increase of equity by 46 per cent on the comparable period.

Group assets in Central Europe rose on the preceding year by 28 per cent, or € 6.5 billion, to € 29.7 billion. Volume growth was somewhat lower than the increase of *net interest income* by 36 per cent to € 821 million. The net interest margin rose

in €000	*2007*	*2006*	*Change*
Net interest income	*820,619*	*603,430*	*36.0%*
Provisioning for impairment losses	*(122,314)*	*(93,385)*	*31.0%*
Net interest income after provisioning	***698,305***	***510,045***	***36.9%***
Net commission income	*470,539*	*343,220*	*37.1%*
Trading profit	*52,094*	*41,536*	*25.4%*
Net income from derivative financial instruments	*714*	*3,504*	*(79.6)%*
Net income (loss) from financial investments and current financial assets	*(6,466)*	*(291)*	*>500%*
General administrative expenses	*(813,252)*	*(602,099)*	*35.1%*
Other operating profit (loss)	*1,791*	*(466)*	*-*
Income from disposal of group assets	*23,805*	*20,075*	*18.6%*
Profit before tax	***427,530***	***315,524***	***35.5%***
Share of profit before tax	*34.5%*	*35.4%*	*(0.9) PP*
Total assets	*29,692,577*	*23,203,900*	*28.0%*
Risk-weighted assets (including market risk)	*21,645,778*	*17,247,333*	*25.5%*
Average number of staff	*12,165*	*11,223*	*8.4%*
Business outlets	*532*	*516*	*3.1%*
Cost/income ratio	*60.5%*	*61.0%*	*(0.5) PP*
Average equity	*1,970,030*	*1,346,245*	*46.3%*
Return on equity (before tax)	***21.7%***	***23.4%***	***(1.7) PP***

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by 3 basis points to 3.17 per cent despite the competitive market environment. The risk-weighted assets increased less than balance sheet assets, by 26 per cent from € 17.2 billion to € 21.6 billion.

Provisioning for impairment losses rose by 31 per cent to € 122 million, to a smaller extent than net interest income. New allocations to portfolio-based provisions in some of the region's group units accounted for 30 per cent of that increase. In Slovenia, a release of provisioning for impairment losses was made possible by an out-of-court settlement with a credit insurer. The *risk/earnings ratio* for the entire region improved on the comparable period by 0.6 percentage points to 14.9 per cent. The share of the credit portfolio attributable to non-performing loans increased on the preceding year by 0.35 percentage points to 2.64 per cent. The coverage ratio (provisions to non-performing loans) fell slightly.

Net commission income rose by € 127 million to € 471 million. That increase is based on constantly growing transaction volumes and amounted to € 152 million in payment transfers and account services. In absolute terms, the Hungarian and Slovakian group units achieved the highest results. Net commission income in foreign exchange and notes/coins business rose to € 183 million, to which Raiffeisenbank Polska made the largest contribution. The asset management companies newly consolidated in 2007 contributed € 14 million to this good result. Their assets under management amounted to € 2.3 billion at year's end. The share of operating income attributable to business affecting commission income was the highest of all segments at 35 per cent.

Central Europe's *trading profit* amounted to € 52 million. The item's increase by € 11 million in the reporting period was largely due to an improved result on currency-related business, which contributed € 39 million to trading profit. Income in interest-related business improved in the reporting year by about € 10 million to € 13 million in view of rising interest rates in some countries of Central Europe.

Overall, *general administrative expenses* rose on the comparable year by 35 per cent, or € 211 million, to € 813 million. Excluding changes in the scope of consolidation, particularly the inclusion of eBanka from November 2006 onward, the increase would come to about 26 per cent. Overall, the higher administrative expenses primarily reflect the greater number of employees. Staff expenses amounted to € 397 million, and the average number of employees rose by 8 per cent to 12,165. Of that number, eBanka, which was first consolidated in the fourth quarter of 2006, accounted for 975. Other administrative expenses increased by € 75 million to € 318 million. Contributing to that were higher expenses connected with implementing various IT projects (e.g., the conversion to euros in Slovakia) and expansion of the business network. The number of business outlets increased by 3 per cent, or 16, to 532, although some branches of eBanka in the Czech Republic were closed due to location overlaps with Raiffeisenbank. At € 82 million, depreciation/amortization/write-downs turned out € 23 million higher than in the comparable year. The reasons for that included the amortization of the eBanka brand (€ 4 million), and the replacement and upgrade of IT systems in Slovakia. Nevertheless, the *cost/income ratio* decreased slightly, by 0.5 percentage points to 60.5 per cent.

Other operating profit amounted to € 2 million and largely consisted of other tax expenses, mainly in Hungarian and Slovakian group units. Set against those expenses was income from immediate releases of *negative goodwill* resulting from newly integrated companies.

Income from disposal of group assets due to the sale of a 100 per cent stake in *SINESCO Energiaszolgáltató Kft.*, Budapest, and the sale of *Arena Corner Kft.*, Budapest, yielded a special effect of € 26 million.

The integration of eBanka is going according to plan. Its company-law merger into Raiffeisenbank is to be completed in the course of 2008.

Czech Republic

Raiffeisenbank a.s., founded in 1993, and *eBanka, a.s.*, taken over by Raiffeisen International in October 2006, can already look back at a successful first year together, in the cooperative spirit of their joint marketing campaign running since September 2007.

The country's sixth-largest bank increased its balance sheet total by 33 per cent on the year before to € 5.4 billion, and its customer deposits by 31 per cent to € 3.5 billion. The customer loan portfolio grew by 42 per cent to € 4.1 billion. Raiffeisenbank thus benefited from the boom in the Czech housing finance market. Total mortgage loans in personal customer business more than doubled in 2007 and came to € 1.3 billion at year's end. Products from both banks were offered to 344,500 customers in 99 business outlets at the end of 2007.

Raiffeisenbank and eBanka were prepared organizationally for their impending merger already last year. The process of legally combining the two banks was initiated at the beginning of 2008. The aim is to obtain regulatory approval in the third quarter of 2008.

MasterCard International honored Raiffeisenbank as The *Most Dynamic Bank in the Czech Republic.*

Hungary

Raiffeisen Bank Zrt. was founded in 1986 as *Unicbank* and started operation in the beginning of 1987. With a balance sheet total of € 8.1 billion, it is now Hungary's fifth-largest bank and one of the largest in the Raiffeisen International network.

Raiffeisen Bank successively expanded its branch network with attractive locations and had 137 outlets at the end of 2007. It won about 104,000 new customers last year, which raised the total to about 560,000 at year's end.

Thanks to its extensive product range, Raiffeisen Bank increased deposits in the retail customer segment again last year by 7 per cent to € 2.6 billion.

Raiffeisen Bank also occupies a leading position in the corporate customer segment. In terms of customer deposits, whose total increased by 40 per cent last year to € 2.1 billion, the bank has the largest market share of all at just under 13 per cent. It occupies second place with a market share of about 12 per cent in loans to corporate customers, whose total rose in 2007 by 26 per cent to € 3.4 billion.

Raiffeisen Lízing Zrt. increased new business by about 20 per cent last year to € 317 million. The field of renewable energy was defined as a strategic business area. As a first result the financing of a wind park project was done.

Poland

Raiffeisen Bank Polska S.A. was founded in 1991. Its emphasis is on personal customers and small and medium-sized enterprises. It is the country's Number 1 in factoring. As in the preceding year, the bank registered a record result in 2007. Total customer lending rose by 34 per cent to € 3.6 billion, while an increase of deposits by 19 per cent to € 3.3 billion was posted. The balance sheet total gained 20 per cent on 2006 and amounted to € 4.8 billion at year's end.

The bank had 270,000 customers and 94 outlets at the end of 2007. Sales of the *Raiffeisen Capital Management* funds in all business outlets made it one of the largest providers of foreign mutual funds in Poland. *Raiffeisen-Leasing Polska S.A.* was Number 2 on the market at the end of 2007 with a portfolio of € 1.2 billion.

In the *Friendliest Bank* contest held by the local *Newsweek* magazine, Raiffeisen Bank took one of the top ranks in 2007 for the fourth time in a row.

Slovakia

Founded in 1991, *Tatra banka* a.s. ranked third on the Slovakian market in 2007 with a balance sheet total of € 7.5 billion at year's end. That represents an increase of 24 per cent on the preceding year. The branch network was expanded last year by 8 outlets to a total of 153 at year's end. Despite enormous competition, the number of corporate customers rose by 13 per cent to 3,624. Deposits in that segment increased by 26 per cent to € 2.1 billion, and the loan portfolio grew by 26 per cent to € 2.5 billion.

In a continuing real estate boom, especially in the region around Bratislava, the bank positioned itself as a financer of numerous real estate projects last year. Subsidiaries in the areas of fund management and leasing round out the bancassurance group's product range. Through a subsidiary, the bank opened Slovakia's first capital-protected pension fund in November 2007. Investment company *Tatra Asset Management* maintained its leading position with a market share of about one-third.

The bank received a foreign currency bank deposit rating of A1 with a stable outlook from *Moody's* in April 2007. That matches the rating of Slovakia as an issuer of foreign currency bonds. An A rating with a stable outlook from *Standard & Poor's* likewise puts Tatra banka on a par with the government.

The Banker honored Tatra banka for the fourth time as *Best Bank* of Slovakia.

Slovenia

Raiffeisen Banka d.d. was founded in 1992 as *Krekova banka* and was taken over by Raiffeisen International in 2002. After five years of Raiffeisen presence in Slovenia, its name was changed together with an extensive marketing campaign that signaled a clear step towards image updating in addition to confirming stability and safety as traditional Raiffeisen values.

Raiffeisen Banka ranked tenth on the local banking market with a balance sheet total of € 1.3 billion at the end of 2007, which represents an increase of 32 per cent on the year before. The bank focused on business with personal customers and small and medium-sized enterprises, serving them at 14 outlets.

As in the past, Raiffeisen Banka again demonstrated its innovative capacity in the area of investment products last year. Assets under management in *Raiffeisen Capital Management* funds rose by 23 per cent to € 220 million, which made the bank the country's largest provider of foreign funds. In the area of structured products, Raiffeisen Banka became established as one of the market leaders with *Raiffeisen Centrobank* investment certificates.

Raiffeisen Leasing d.o.o. successfully continued its emphasis on real estate development projects in 2007. It started new projects in that area with total investments worth about € 65 million.

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Southeastern Europe

Southeastern Europe registered the highest earnings growth of all three regional segments in the reporting period. Thanks to the good market position of group units in this region, *profit before tax* grew by 55 per cent to € 442 million. The *return on equity before tax* likewise improved significantly from 28.2 per cent before to 30.2 per cent.

Net interest income in the region grew by 28 per cent, or € 158 million, to € 718 million, although the net interest margin declined slightly, by 6 basis points to 3.48 per cent. Balance sheet assets rose by 23 per cent to € 23.2 billion. The risk-weighted assets increased somewhat more strongly, by 30 per cent from € 12.6 billion before to € 16.4 billion.

Positive development characterized *provisioning for impairment losses*. Low levels of new allocations to provisions for impairment losses were necessary, an increase of only 26 per cent or € 22 million, despite a stark increase in business volume in comparison to the previous year. The total amount of provisions for impairment losses fell to € 66 million. It was possible to lower provisioning in some group units thanks to a solid customer base and good development of the risk structure. That resulted in a substantial reduction of the *risk/earnings ratio*, from 15.8 per cent to 9.2 per cent. The share of the credit portfolio attributable to non-performing loans fell during the reporting period to 1.58 per cent. The coverage ratio (provisioning to non-performing loans) remained high at 102 per cent.

in €000	*2007*	*2006*	*Change*
Net interest income	*718,317*	*560,082*	*28.3%*
Provisioning for impairment losses	*(65,860)*	*(88,352)*	*(25.5)%*
Net interest income after provisioning	***652,457***	***471,731***	***38.3%***
Net commission income	*386,100*	*268,481*	*43.8%*
Trading profit	*35,016*	*50,570*	*(30.8)%*
Net income (loss) from derivative financial instruments	*(284)*	*(142)*	*99.8%*
Net income from financial investments and current financial assets	*104*	*874*	*(88.1)%*
General administrative expenses	*(649,111)*	*(518,852)*	*25.1%*
Other operating profit (loss)	*17,260*	*12,285*	*40.5%*
Profit before tax	***441,543***	***284,947***	***55.0%***
Share of profit before tax	*35.7%*	*32.0%*	*3.7 PP*
Total assets	*23,155,679*	*18,783,659*	*23.3%*
Risk-weighted assets (incl. market risk)	*16,443,296*	*12,625,681*	*30.2%*
Average number of staff	*15,112*	*12,636*	*19.6%*
Business outlets	*973*	*708*	*37.4%*
Cost/income ratio	*56.1%*	*58.2%*	*(2.1) PP*
Average equity	*1,461,145*	*1,011,782*	*44.4%*
Return on equity (before tax)	***30.2%***	***28.2%***	***2.0 PP***

The region's *net commission income* rose strongly, by 44 per cent from € 268 million before to € 386 million. The largest increase was achieved by the group unit in Romania thanks to a pronounced retail orientation and solid customer base. Good development in payment transfers and account services at € 167 million and in foreign exchange and notes/coins business at € 82 million were critical for this increase. The asset management unit in Croatia newly consolidated in the reporting year contributed € 12 million to net commission income. Assets under management reached € 0.6 billion.

The Southeastern Europe segment made *trading profit* of € 35 million. That result is largely based on currency-related business and was 31 per cent below the preceding year's value. Valuation losses of about € 10 million from hedging transactions in Croatia, used to minimize the currency risk of certain credit portfolios, were the main reason for that. Income from interest-related business likewise declined due to the rising interest rate level in the region.

Expansion of the branch network continued to shape development of *general administrative expenses*, which rose by 25 per cent to € 649 million. Staff expenses increased only moderately, from € 222 million before to € 290 million, despite significant business growth. The average number of employees rose by 2,476 to 15,112. At € 286 million, other administrative expenses were 24 per cent higher than in the preceding year. Depreciation/amortization/write-downs, mostly for branch investments, increased by 24 per cent to € 74 million. With the number of business outlets up by 37 per cent from 708 to 973, this segment achieved the largest increase of all the segments, to which expansion of the branch network in Romania (plus 167 branches) contributed the most. The *cost/income ratio* improved significantly, by 2.1 percentage points to 56.1 per cent.

Higher income from operating leasing business in the region positively influenced *other operating profit*, which rose from € 12 million to € 17 million. The integration of two new group units in Southeastern Europe, asset management company *Raiffeisen Invest* d.o.o. in Croatia and *Raiffeisen Insurance Broker EOOD* in Bulgaria, yielded income from initial consolidation totaling € 4 million.

Albania

Raiffeisen Bank Sh.a. began operations in 1992 as *Banka e Kursimeve e Shqipërisë* and was acquired by Raiffeisen International in 2004. It was by far the country's largest bank at the end of 2007 with a balance sheet total of € 1.9 billion. Raiffeisen Bank also further strengthened its role as an innovation leader on the local banking market last year, thanks not least to the high educational qualifications of its employees.

Raiffeisen Bank increased its total lending last year by 69 per cent to € 511 million. By extending small and micro loans to personal customers, the bank especially took account of the Albanian population's greater financing needs. It was the only bank represented in all regions of the country and served a total of 549,000 retail customers in 2007 with 97 business outlets.

Founded in May 2006, leasing company *Raiffeisen Leasing Sh.a.* reported assets amounting to € 10 million at the end of its first full financial year on 31 December 2007. It is thus already one of the country's leading leasing companies and has an excellent distribution network for its entire product range with the business outlets of Raiffeisen Bank.

Global Finance and *Euromoney* magazines awarded Raiffeisen Bank the title *Best Bank in Albania* in 2007.

Bosnia and Herzegovina

Founded as *Market banka* in 1992 and merged with *Hrvatska Postanska Banka* in 2002, *Raiffeisen Bank d.d. Bosna i Hercegovina* continues to occupy a leading position on the local banking market as measured by its balance sheet total, which increased in 2007 by 23 per cent to € 2.0 billion.

Business with private individuals as well as with small and medium-sized enterprises contributed considerably to Raiffeisen Bank's success with new lending of € 199 million. The bank had more than 700,000 personal customers as well as small- and medium-sized enterprises and 92 business outlets as of the balance sheet date. It thus increased the number of outlets last year by 17.

At the same time, lending to corporate customers rose by € 123 million to € 455 million. Raiffeisen Bank had about 2,400 customers in this segment at the end of 2007. Furthermore, successful cooperation with Group company *Raiffeisen Leasing d.o.o.* was expanded. It was one of the country's leading leasing providers with a market share of more than one-fifth. Subsidiary *Raiffeisen Brokers d.o.o.* was also one of the largest brokerage houses in Bosnia and Herzegovina in 2007.

Not least because of the successful market presence of Raiffeisen in Bosnia and Herzegovina, Raiffeisen Bank was honored in 2007 as the country's best bank by three trade journals: *Global Finance, The Banker,* and *Euromoney.*

Bulgaria

Founded in 1994, *Raiffeisenbank (Bulgaria) EAD* increased its balance sheet total in 2007 by 55 per cent to € 3.8 billion at year's end. Measured by that parameter, the bank had a market share of more than 10 per cent and thus kept its fourth place in the Bulgarian market. The branch network also increased in 2007 by 40 outlets to 151 in the context of an ambitious expansion program. Mobile bankers complement a wide presence in the country.

Raiffeisenbank continued its strong growth last year, particularly in retail banking. As a result, the loan portfolio grew by 85 per cent to € 1.6 billion. Mortgage lending business was increased by means of specialized outlets so called *Mortgage Centers* by 117 per cent to € 361 million.

As in 2006, the bank was again the leader in the bond market in the reporting period. It acted as lead manager for new issues worth a total of € 136 million and thus had a market share of 50 per cent.

In operation since March 2006, *Raiffeisen Asset Management* has become established as a major market player among the country's top three. It has a market share of just under 14 per cent and manages fund assets of € 64.4 million.

Raiffeisenbank's foreign currency bank deposit rating from *Moody's* is Baa3 with a positive outlook. The bank is thus rated on a par with Bulgaria as an issuer of foreign currency bonds.

Raiffeisenbank was honored by the Sofia stock exchange last year as *Investment Intermediary with the Largest Volume on the Bulgarian Stock Exchange.*

Croatia

Raiffeisenbank Austria d.d. was founded in 1994 and developed quickly into one of the country's leading banks. It is the fourth-largest bank on the Croatian market with a market share of 11 per cent and a balance sheet total of € 5.3 billion. At the end of 2007, its branch network comprised 57 outlets, located mainly in the fast-growing regions of the country.

Despite rigid regulatory growth restrictions, Raiffeisenbank increased its customer loan portfolio by 17 per cent in 2007 to € 3.2 billion not least because of increased concentration on business with personal customers and small and medium-sized enterprises. Loans in that segment alone rose by 16 per cent in 2007 to € 2.0 billion. Expansion of the branch network by 9 outlets led, among other things, to a rise of primary deposits from personal customers by 11 per cent to € 1.5 billion.

Through *Raiffeisen Factoring d.o.o.*, a subsidiary founded last year, Raiffeisenbank offers short- and medium-term financing of accounts receivable including risk assumption and thus provides support especially to young, up-and-coming enterprises.

Among the country's four pension funds, Raiffeisenbank ranks as Number 2 with

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its pension product. More than 440,000 employees had a total of € 885 million in pension claims managed by Raiffeisenbank as of 31 December 2007. Furthermore, Raiffeisen provided leasing, building society, and insurance services by way of subsidiaries.

Kosovo

Raiffeisen Bank Kosovo J.S.C. was founded as *American Bank of Kosovo* in November 2001 and then fully taken over and renamed by Raiffeisen International as of 2003. It is the second-largest bank in Kosovo with a market share of 35 per cent and a balance sheet total that increased by 27 per cent on the preceding year to € 473 million at the end of 2007. The branch network expanded by 5 outlets in 2007 to 38. Mobile bankers completed the distribution network on this small, but dynamic market. A leasing company will be founded in 2008 to strengthen the presence even more.

The bank's total customer lending rose in the reporting period by 50 per cent to € 339 million, *and total customer deposits* grew by 27 per cent to € 393 million. Also, the number of customers increased by 43 per cent on the preceding year to about 173,000. The bank's positioning is especially strong in the area of small and medium-sized enterprises, where it has a market share of 35 per cent.

The Banker awarded Raiffeisen Bank the title *Best Bank in* Kosovo last year.

Romania

Raiffeisen Bank S.A. began operation in 1998 and merged with *Banca Agricola* in 2002. It is now the third-largest bank in Romania with a balance sheet total of € 4.4 billion at the end of 2007, which represents a plus of 7 per cent on the year before. In pursuit of its ambitious growth targets, Raiffeisen Bank opened 167 new business outlets last year and thus has a network of 433 outlets. The bank serves about 2.2 million customers.

As in the year before, retail customer business was an emphasis in 2007, so total lending in that segment rose by € 538 million to € 1.8 billion. Mortgage loans increased by 74 per cent to € 660 million thanks to comprehensive and specialized customer service in the bank's new *Mortgage Centers.*

The emphasis in corporate customer business was on informing customers about changes and new financing and subsidy possibilities connected with accession to the European Union. This segment grew again on both the asset and liability sides. *Total lending rose by 33 per cent to* € 1.7 billion, and deposits increased by 9 per cent to € 1.5 billion.

Founded in mid-2006, *Raiffeisen Asset Management* now offers four funds. Assets under management rose to about € 45 million last year. That makes the firm already one of the three most important providers in Romania with a market share of more than 14 per cent.

Raiffeisen Leasing IFN S.A. achieved new business worth € 252 million last year, which is about 60 per cent more than in 2006. It ranked third among leasing companies in Romania at the end of 2007.

Raiffeisen Bank's foreign currency bank deposit rating from *Moody's* is Baa3 with a stable outlook and thus matches the rating of the Romanian state as an issuer of foreign currency bonds.

The bank received numerous awards last year, including *Bank of the Year* from *Business Press* and *Corporate Bank of the Year* from *Piata Financiara.*

Serbia

Raiffeisen banka a.d. is the first bank in Serbia to be completely owned by foreign investors. It was founded immediately after the political changes in autumn 2000. The bank has been serving corporate customers since July 2001. Three months later, it entered the retail banking segment and within three years has already become the country's leading bank. As an all-round bank, it today offers the full range of products of a Western bank, adapted to the local market.

Raiffeisen banka registered growth in deposit business last year of 34 per cent to € 1.4 billion, and total lending increased by 26 per cent to € 1.5 billion. The balance sheet total also rose in 2007 by 29 per cent to € 2.7 billion. The bank also expanded its branch network by 23 outlets to 91 and had 513,000 customers at year's end, 21 per cent more than at the end of 2006.

Founded in 2003, *Raiffeisen Leasing d.o.o.* complements the bank's product range and was one of the country's most successful leasing companies in 2007 with a leasing portfolio of € 231 million. The bank's broad product range is rounded out by a pension fund and an investment fund.

The bank was honored for its achievements in 2007 as *Best Bank* or *Bank of the Year* by *Euromoney, The Banker,* and *Global Finance.*

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CIS

The CIS segment registered strong growth of its loan portfolio and income, in line with strategy. *Profit before tax* increased in the reporting year by 27 per cent, or € 78 million, to € 369 million despite the deconsolidation of Raiffeisenbank Ukraine in the preceding year. The *return on equity* fell by 5.6 percentage points to 26.7 per cent because of the significantly larger equity base (plus 53 per cent) and absence of Raiffeisenbank Ukraine, which did not tie up very much capital. Regarding the region's development, it should be noted that Impexbank was only included for five months of the comparable period and some special effects were also registered.

The region's *net interest income* was the highest of all the segments. It rose by 47 per cent, or € 280 million, to € 880 million and thus developed even more dynamically than balance sheet assets, which increased more than usual by € 6.0 billion to € 19.9 billion thanks to a significant growth of lending business. The group unit in Russia achieved especially strong expansion. That led to improvement of the net interest margin by 13 basis points to 5.13 per cent. The risk-weighted assets developed analogously to the growth of balance sheet assets and rose by 42 per cent to € 15.9 billion.

Provisioning for impairment losses increased in the reporting period from € 127 million before to € 169 million. This increase by one-third was a result of the strong expansion of business volume in both the retail and corporate customer segments and was largely attributable to the two already merged Russian banks. The *risk/earnings ratio* improved by 2.0 percentage points to 19.2 per cent. The ratio of non-performing loans to total lendings remained stable in 2007, and the coverage ratio (provisioning for impairment losses to non-performing loans) remained high at 186 per cent.

Net commission income registered an increase of € 72 million to € 393 million. At € 220 million, payment transfers contributed the most, which was largely due to the group unit in Ukraine. Foreign exchange and notes/coins business contributed € 98 million.

Trading profit declined from € 83 million to € 41 million. The result on interest-related transactions fell by 23 per cent to € 16 million, and the result on currency-related business was down significantly. Another factor for the decline was a foreign exchange position taken in connection with the acquisition of Impexbank, which had led to a positive valuation result of € 33 million in 2006. Adjusted for that special effect in the comparable period, development of trading profit was stable in the reporting year.

Net income/loss on derivative financial instruments amounted to minus € 31 million. That was largely based on a valuation result in Russia, where interest rate swap positions were taken for the purpose of reducing interest rate structure risk whose valuation at year's end yielded losses of € 26 million as a result of market turbulence.

General administrative expenses rose as expected by 26 per cent, or € 149 million, to € 722 million because of the consistent expansion of lending business. The rise of staff expenses from € 272 million before to € 357 million was due to the increased number of staff and generally upward cost trend in growth markets Russia and Ukraine. The region showed the highest average number of staff at 28,273 persons, and the plus on the preceding year amounted to 2,960. Other administrative expenses associated with the expansion and modernization of the branch network grew from € 212 million before to € 270 million. The number of business outlets fell by 115 to 1,510 as a result of branch closings mainly in Ukraine. Depreciation of capital investments made in the CIS likewise increased by 7 per cent. The region's *cost/income ratio* fell by 1.9 percentage points to 56.0 per cent despite the continued transformation of Raiffeisen Bank Aval and the integration

in €000	**2007**	**2006***	**Change**
Net interest income	879,912	600,368	46.6%
Provisioning for impairment losses	(168,802)	(127,140)	32.8%
Net interest income after provisioning	***711,110***	***473,228***	***50.3%***
Net commission income	393,196	321,587	22.3%
Trading profit	40,780	82,718	(50.7)%
Net income (loss) from derivative financial instruments	(30,600)	1,327	-
Net income (loss) from financial investments and current financial assets	(2,880)	636	-
General administrative expenses	(721,656)	(572,720)	26.0%
Other operating profit (loss)	(24,129)	(16,082)	50.0%
Income from disposal of group assets	2,711	-	-
Profit before tax	***368,532***	***290,694***	***26.8%***
Share of profit before tax	29.8%	32.6%	(2.8) PP
Total assets	19,894,549	13,879,435	43.3%
Risk-weighted assets (incl. market risk)	15,874,919	11,178,796	42.0%
Average number of staff	28,273	25,313	11.7%
Business outlets	1,510	1,625	(7.1)%
Cost/income ratio	56.0%	57.9%	(1.9) PP
Average equity	1,379,018	900,677	53.1%
Return on equity (before tax)	***26.7%***	***32.3%***	***(5.6) PP***

*Excluding one-off effects from the sale of Raiffeisenbank Ukraine and a minority stake in Bank TuranAlem.

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of Impexbank, which was successfully completed in November.

The segment's *other operating result* remained negative. The decline from € 16 million to € 24 million in the reporting period was based mainly on allocations to provisions for expenses.

Income from disposal of group assets represents the gains of € 3 million achieved as an extraordinary effect on the deconsolidation of *Raiffeisen Non-Government Pension Fund.*

Belarus

Priorbank OAO was founded in 1989 as *Minsk Innovation Bank*. Raiffeisen International successively acquired the majority of its shares in 2002 and 2003 and held 63 per cent of the shares by the end of 2007. With a balance sheet total of € 1.1 billion, it was again the country's third-largest bank, as in the year before.

The loan portfolio in the corporate customer segment rose in 2007 by 16 per cent to € 441 million. Besides the corporate customer segment, the bank has also built up a strongly expanding business with private individuals as well as with small and medium-sized enterprises in the past years. It has achieved growth rates of more than 30 per cent in both lending and deposit business. Total lending stood at € 360 million at the end of 2007, and customer deposits reached € 276 million. The number of retail customers rose last year by 134,000 to 718,000.

Priorbank also enlarged its branch network last year by 20 outlets to 82. Besides traditional branch business, the bank established additional distribution channels in 2007. It thus met continuing high demand for housing finance by opening *Mortgage Centers*. Distribution cooperation with post offices where simple savings products can be obtained proved successful for deposit business. This distribution channel gave Priorbank access to new customer groups. The bank also has an efficient network of mobile bankers.

The subsidiary *Priorleasing* maintained its dominant position among the country's leasing companies again in 2007.

Russia

ZAO *Raiffeisenbank* was founded in 1996 and after the merger with OAO *Impexbank*, which specializes in personal customer business, is Russia's largest foreign bank. Its balance sheet total came to € 12.0 billion at the end of 2007 and thus increased by 44 per cent on the year before.

The merger of the two banks was a milestone in 2007. The bank that emerged from the combination unites Raiffeisen's tradition with Impexbank's outstanding distribution network. While the bank used to concentrate on large corporate customers and investment banking in the past, today it also serves personal customers with a wider product portfolio that includes pension fund offers.

At the end of 2007, Raiffeisenbank had about 1,425,000 customers and a countrywide branch network of 237 outlets.

The bank again lived up to its reputation in 2007 as a dependable partner in corporate customer business. Total lending to enterprises rose by 50 per cent to € 6.2 billion, and the bank is one of Russia's market leaders in corporate bonds. Since 2001, it has acted as lead manager or co-lead manager in 129 issues worth a total of about € 400 billion.

The bank also continued to grow last year in business with private individuals as well as with small and medium-sized enterprises. The loan portfolio in that area increased by 35 per cent to € 2.3 billion, while deposits rose by 23 per cent to € 3.1 billion. Raiffeisenbank intends to expand its role further as one of the leaders in this market segment.

Last year, OOO *Raiffeisen-Leasing* registered the fastest growth in its history. With new business of about € 268 million, an increase of 131 per cent was achieved in comparison with the year before.

Standard & Poor's gave Raiffeisenbank a long-term issuer rating of BBB+ with a stable outlook in September 2007. The rating was thus equal to Russia's as an issuer of foreign currency bonds. *Fitch* gave Raiffeisenbank a long-term issuer rating of A– with a stable outlook, which is better than Russia overall, which was rated as a long-term issuer at BBB+ with a stable outlook. The rating from *Moody's* was Baa2 with a stable outlook, which put Raiffeisenbank on a par with Russia as an issuer of foreign currency bonds.

In February 2007, *Global Finance* honored Raiffeisenbank as *Best Overseas Bank in Russia.*

Ukraine

VAT Raiffeisen Bank Aval was founded in 1992 as *Joint Stock Post-Pension Bank Aval* and developed in a few years into one of Ukraine's leading retail banks. Raiffeisen International acquired 93.5 per cent of the bank in October 2005 and increased its stake to 95.7 per cent by December 2007.

Raiffeisen Bank Aval confirmed its position as the country's second-largest bank with a balance sheet total of € 6.1 billion, which represents an increase of 42 per cent. It also has one of the largest local networks, comprising 1,180 business outlets. Its restructuring and updating were high priorities last year. At the end of 2007, Raiffeisen Bank Aval was serving 4.1 million personal customers, about 196,000 small and medium-sized enterprises, and 9,040 corporate customers. Particular success was once again achieved in personal customer business in 2007. That segment's loan portfolio grew by 43 per cent to € 2.9 billion, and deposits rose by 20 per cent to € 2.6 billion.

The product range for affluent customers was extended by the founding of Asset

Management Company Raiffeisen Aval in September 2007. *LLC Raiffeisen Leasing Aval* surpassed all expectations with new business amounting to almost € 115 million already in its first full year. The company has been on a continuous growth track since its founding in summer 2006 and now offers a broad product range.

The restructuring of the bank that began immediately after the takeover continued in 2007, particularly by implementing Raiffeisen International Group standards for products, IT, and human resource management.

Moody's gave Raiffeisen Bank Aval a foreign currency bank deposit rating of B2 with a positive outlook in May 2007. That put the bank only negligibly below the country rating of B1 with a positive outlook.

The Banker honored Raiffeisen Bank Aval in 2007 as *Bank of the Year*.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS

Income statement

€000	Notes	1/1–31/12/2007	1/1–31/12/2006	Change
Interest income		4,606,007	3,249,099	41.8%
Current income from associates		(691)	(909)	(23.9)%
Interest expenses		(2,186,467)	(1,484,309)	47.3%
Net interest income	(2)	**2,418,849**	**1,763,881**	**37.1%**
Provisioning for impairment losses	(3)	(356,977)	(308,877)	15.6%
Net interest income after provisioning		**2,061,872**	**1,455,004**	**41.7%**
Commission income		1,474,635	1,108,855	33.0%
Commission expense		(224,800)	(175,566)	28.0%
Net commission income	(4)	**1,249,835**	**933,289**	**33.9%**
Trading profit	(5)	127,891	174,823	(26.8)%
Valuation result from derivatives	(6)	(30,170)	4,690	–
Net income from financial investments	(7)	(9,243)	103,187	–
General administrative expenses	(8)	(2,184,020)	(1,693,671)	29.0%
Other operating profit/loss	(9)	(5,078)	(4,263)	19.1%
Income from disposal of group assets	(10)	26,517	506,553	(94.8)%
Profit before tax		**1,237,604**	**1,479,612**	**(16.4)%**
Income taxes	(11)	(264,149)	(205,240)	28.7%
Profit after tax		**973,455**	**1,274,372**	**(23.6)%**
Minority interests in profit		(132,197)	(92,246)	43.3%
Consolidated profit		**841,258**	**1,182,126**	**(28.8)%**

in €	Notes	1/1–31/12/2007	1/1–31/12/2006	Change
Earnings per share	(12)	**5.80**	**8.29**	**(2.49)**

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Profit development

Quarterly results

€000	Q1/2007	Q2/2007	Q3/2007	Q4/2007
Net interest income	505,009	573,764	625,012	715,063
Provisioning for impairment losses	(75,948)	(77,319)	(88,835)	(114,875)
Net interest income after provisioning	**429,061**	**496,445**	**536,178**	**600,188**
Net commission income	275,075	297,151	322,765	354,844
Trading profit	35,605	43,721	41,435	7,130
Valuation result from derivatives	(2,683)	6,836	(26,336)	(7,987)
Net income from financial investments	806	(7,964)	(2,894)	809
General administrative expenses	(476,533)	(526,211)	(534,963)	(646,313)
Other operating profit/loss	16,986	3,933	(2,455)	(23,542)
Income from disposal of group assets	14,144	204	13,080	(911)
Profit before tax	**292,462**	**314,115**	**346,809**	**284,218**
Income taxes	(61,696)	(67,865)	(87,219)	(47,369)
Profit after tax	**230,765**	**246,250**	**259,590**	**236,849**
Minority interests in profit	(38,207)	(37,435)	(35,266)	(21,290)
Consolidated profit	**192,558**	**208,816**	**224,324**	**215,560**

€000	Q1/2006	Q2/2006	Q3/2006	Q4/2006
Net interest income	378,236	411,584	460,912	513,149
Provisioning for impairment losses	(55,407)	(69,631)	(104,283)	(79,556)
Net interest income after provisioning	**322,829**	**341,953**	**356,630**	**433,593**
Net commission income	184,971	230,586	245,374	272,358
Trading profit	29,898	41,421	40,532	62,972
Valuation result from derivatives	4,118	1,973	(520)	(881)
Net income from financial investments	(1,934)	231	100,818	4,071
General administrative expenses	(347,531)	(396,620)	(412,244)	(537,278)
Other operating profit/loss	1,532	7,613	947	(14,356)
Income from disposal of group assets	-	-	-	506,553
Profit before tax	**193,884**	**227,158**	**331,538**	**727,032**
Income taxes	(42,419)	(45,079)	(53,737)	(64,006)
Profit after tax	**151,466**	**182,079**	**277,801**	**663,027**
Minority interests in profit	(27,220)	(17,119)	(27,658)	(20,249)
Consolidated profit	**124,246**	**164,960**	**250,144**	**642,776**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Balance sheet

Assets €000	Notes	31/12/2007	31/12/2006	Change
Cash reserve	(14,35)	3,664,187	4,063,633	(9.8)%
Loans and advances to banks	(15,35,36)	11,053,202	8,202,445	34.8%
Loans and advances to customers	(16,35,36)	48,879,806	35,042,749	39.5%
Impairment losses on loans and advances	(17)	(1,103,166)	(872,056)	26.5%
Trading assets	(18,35,36)	2,809,362	2,683,678	4.7%
Derivatives	(19,35,36)	92,325	35,763	158.2%
Financial investments	(20,35,36)	4,133,415	3,757,855	10.0%
Investments in associates	(21,35,36)	23,994	24,707	(2.9)%
Intangible fixed assets	(22,24,35)	1,136,809	1,220,747	(6.9)%
Tangible fixed assets	(23,24,35)	1,153,596	1,055,733	9.3%
Other assets	(25,35,36)	899,275	651,741	38.0%
Total assets		**72,742,805**	**55,866,995**	**30.2%**

Equity and liabilities €000	Notes	31/12/2007	31/12/2006	Change
Deposits from banks	(26,35,36)	19,926,970	13,813,569	44.3%
Deposits from customers	(27,35,36)	40,457,266	33,156,349	22.0%
Liabilities evidenced by paper	(28,35,36)	2,320,428	1,421,706	63.2%
Provisions for liabilities and charges	(29,35,36)	315,008	217,646	44.7%
Trading liabilities	(30,35,36)	541,010	486,218	11.3%
Derivatives	(31,35)	154,265	20,398	>500%
Other liabilities	(32,35,36)	873,954	745,366	17.3%
Subordinated capital	(33,35,36)	1,531,766	1,416,160	8.2%
Equity	(34,35)	6,622,138	4,589,583	44.3%
Consolidated equity		4,986,179	2,803,601	77.8%
Consolidated profit		841,258	1,182,126	(28.8)%
Minority interests		794,701	603,856	31.6%
Total equity and liabilities		**72,742,805**	**55,866,995**	**30.2%**

Statement of changes in equity

€000	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2006	**434,228**	**1,432,406**	**552,251**	**382,334**	**475,144**	**3,276,363**
Capital increases	–	–	–	–	73,335	73,335
Transferred to retained earnings	–	–	318,131	(318,131)	–	–
Dividend payments	–	–	–	(64,204)	(46,437)	(110,640)
Comprehensive income	–	–	73,246	1,182,126	106,361	1,361,733
Own shares/share incentive program	(509)	(5,831)	–	–	–	(6,339)
Other changes	–	–	(320)	–	(4,548)	(4,868)
Equity as of 31/12/2006	**433,719**	**1,426,575**	**943,307**	**1,182,126**	**603,856**	**4,589,583**

€000	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2007	**433,719**	**1,426,575**	**943,307**	**1,182,126**	**603,856**	**4,589,583**
Capital increases	36,287	1,183,546	–	–	85,496	1,305,329
Transferred to retained earnings	–	–	1,081,007	(1,081,007)	–	–
Dividend payments	–	–	–	(101,119)	(38,216)	(139,335)
Comprehensive income	–	–	(64,535)	841,258	131,365	908,087
Own shares/share incentive program	(1,722)	(21,481)	–	–	–	(23,203)
Other changes	931	(931)	(30,524)	–	12,200	(18,324)
Equity as of 31/12/2007	**469,215**	**2,587,709**	**1,929,255**	**841,258**	**794,701**	**6,622,138**

Further details to the above mentioned changes are reported under note (34) equity.

As of 1 January 2006, retained earnings amounting to € 36,780 thousand were transferred to capital reserves due to an inaccurate reporting in the past periods.

Other changes in equity are due to currency differences between the income statement and the balance sheet and changes in shares in Group units.

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Consolidated financial statements

Comprehensive income

	Group equity		Minority interests	
€000	2007	2006	2007	2006
Consolidated profit	**841,258**	**1,182,126**	**132,197**	**92,246**
Exchange differences	(160,026)	(34,185)	(1,196)	14,115
Capital hedge	103,778	108,119	–	–
Cash flow hedge	(7,941)	–	363	–
Sundry income and expenses directly recognised in equity	(346)	(687)	–	–
Comprehensive income	**776,722**	**1,255,372**	**131,365**	**106,361**

There were no material deferred taxes on income and expenses directly recognised in equity. Moreover, the item sundry income and expenses recognised in equity contains a minor valuation result of available-for-sale securities.

Retained earnings

Items booked directly in retained earnings developed as follows:

€000	Exchange differences	Capital hedge	Cash flow hedge
As of 1/1/2006	**(28,635)**	**(55,284)**	**–**
Net changes in financial period	(34,186)	108,119	–
As of 31/12/2006	**(62,821)**	**52,833**	**–**

€000	Exchange differences	Capital hedge	Cash flow hedge
As of 1/1/2007	**(62,821)**	**52,833**	**–**
Net changes in financial period	(160,026)	103,778	(7,941)
As of 31/12/2007	**(222,847)**	**156,611**	**(7,941)**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Cash flow statement

€000	2007	2006
Profit after tax	**973,455**	**1,274,372**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	218,452	171,253
Net provisioning for liabilities and charges and impairment losses	321,236	387,312
Gains (losses) from disposals of tangible fixed assets and financial investments	2,648	(825)
Other adjustments (net)	(322,702)	(207,092)
Subtotal	**1,193,089**	**1,625,020**
Changes in assets and liabilities arising from operating activities after corrections for non-cash items:		
Loans and advances to banks and customers	(20,652,322)	(14,871,493)
Trading assets/trading liabilities (net)	119,932	(413,519)
Other assets/other liabilities (net)	(578,055)	217,750
Deposits from banks and customers	15,046,200	11,826,599
Liabilities evidenced by paper	772,460	463,344
Interest received	4,324,635	2,663,754
Dividends received	1,266	2,881
Interest paid	(1,612,673)	(1,078,985)
Income taxes paid	(121,546)	(52,682)

€000	2007	2006
Net cash from operating activities	**(1,507,014)**	**382,669**
Proceeds from sale of:		
Financial investments and equity participations	1,883,523	2,144,539
Tangible and intangible fixed assets	158,099	144,848
Proceeds from disposal of group assets	31,530	544,597
Payments for purchase of:		
Financial investments and equity participations	(1,601,710)	(1,996,884)
Tangible and intangible fixed assets	(593,179)	(459,555)
Payments for acquisition of subsidiaries	(1,308)	(473,985)
Net cash from investing activities	**(123,045)**	**(96,440)**
Capital increases	1,305,329	66,956
Inflows/outflows of subordinated capital	115,606	835,415
Dividends paid	(139,335)	(110,640)
Net cash from financing activities	**1,281,600**	**791,731**

€000	2007	2006
Cash and cash equivalents at the end of previous period	**4,063,633**	**2,908,161**
Net cash from operating activities	(1,507,014)	382,669
Net cash from investing activities	(123,045)	(96,440)
Net cash from financing activities	1,281,600	791,731
Effect of exchange rate changes	(50,987)	77,512
Cash and cash equivalents at the end of period	**3,664,187**	**4,063,633**

The cash flow statement shows the structure and changes in cash and cash equivalents during the financial year and is broken down into three sections: operating activities, investing activities and financing activities.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Net cash from operating activities comprises inflows and outflows from loans and advances to banks and customers, from deposits from banks and customers as well as liabilities evidenced by paper. Further, inflows and outflows from trading assets and liabilities, from derivatives, as well as from other assets and other liabilities are shown in operating activities. The interest and dividend received from operating activities are also reflected in net cash from operating activities.

Net cash from investing activities shows inflows and outflows from financial investments, tangible and intangible assets, proceeds from disposal of group assets, and payments for acquisition of subsidiaries.

Net cash from financing activities consists of inflows and outflows of equity and subordinated capital. This covers capital increases, dividend payments, and changes in subordinated capital.

Cash and cash equivalents include the *cash reserve* recognised in the balance sheet, which consists of cash in hand and balances at central banks due at call. It does not include loans and advances to banks that are due at call, which belong to operating activities.

Segment reporting

Segment reporting by business segments

The basis for primary segment reporting according to IAS 14 is Raiffeisen International's internal management reporting system which is mainly customer-oriented. Business is divided into the following segments:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

The ***corporate customers*** segment comprises business with large corporates and mid market companies from Central and Eastern Europe (CEE) as well as with companies from other countries that are operating in the CEE region, including especially multinationals. The criteria are key ratios like revenues, profit and number of employees. Small and medium-sized companies belong to corporate customers if their annual sales are at least € 5 million or clearly relate to project or trade finance. All other small and medium-sized enterprises are included in the *small entities* sub-segment of the retail segment.

The *public sector* and companies owned by state-owned entities and institutions are also part of the corporate customers segment. The public sector comprises all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this segment.

Moreover, business with banks, providers of financial services, and insurance companies is reported in this segment (*financial institutions*). This excludes transactions which are connected to the proprietary trading with financial instruments respectively invested within the asset and liability management as those are allocated to the segment treasury. The *banks* sub-segment encompasses national and international commercial, retail and private banks. Banks also include supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development (EBRD)*, the *European Investment Bank (EIB)*, and the *International Monetary Fund (IMF)*. Financial service providers include brokers and asset managers such as investment banks, investment fund companies, leasing companies as well as companies operating in businesses related to the credit industry. Insurance companies consist of all kind of insurers and reinsurers. They include property, health, life and pension insurers.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Because of the minor importance of *public sector* and *financial institutions* for the consolidated results of Raiffeisen International, their results are included in the segment *corporate customers*.

The ***retail customers*** segment includes private individuals (consumers) and small and medium-sized enterprises, that is, companies with an annual turnover of less than € 5 million (with minor deviations in some countries), other than thoseengaged in project or trade finance related activities (small entities), and micro customers, whose annual revenues areless than € 1 million and where exposure is lower than € 100 thousand. They are offered standardised products such as saving books and saving deposits, time deposits, current and salary accounts, consumer credits, overdraft lines, credit cards, and mortgages as well as other earmarked loans.

Earnings arising from *private banking* provided by a number of Group units are also included in this customer segment. For *high-net-worth individuals* an individualised advisory approach is applied and asset management services are offered.

The ***treasury*** segment encompasses the treasury's proprietary trading and investment banking activities, which are carried out only in a few Group units.

Own-account trading involves on-balance and off-balance sheet interest and currency products (futures, and options) which include money market transactions, currency transactions, cash management, refinancing and asset/liability management (maturity conversion).

Proprietary trading in financial instruments is centrally controlled and subject to strictly monitored limits. In addition, Raiffeisen International has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading is shown in the treasury segment, treasury activities carried out on customers' account are recognised in other segments like corporate customers and retail customers. That part of proceeds exceeding market prices is assigned to the customer segments.

Besides non-banking activities, the ***participations and other*** segment encompasses the management of participations. Moreover, other general activities are involved, including especially those carried out by the parent company Raiffeisen International Bank-Holding AG.

Raiffeisen International applies two central steering benchmarks:

- The *return on equity* before taxes is the ratio that states the profit before tax to average equity employed and expresses the return on capital employed.
- The *cost/income ratio* represents the cost efficiency of business segments. The cost/income ratio is calculated as quotient of general administrative expenses and the sum of net interest income, net commission income, trading profit/loss and other operating income/loss.

Segment reporting is based on Raiffeisen International's internal management income statement which is similar to a multi-stage contribution costing calculation. Income and expenses are allocated according to the causation principle. Income items are interest income, commission income, trading profit and other operating income. Net interest income is calculated using the market interest rate method. Net interest received from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognised under net interest income.

Provisioning for impairment losses on loans and advances consists of net allocations of impairment losses on credit risks, direct write-downs as well as income received from written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff expenses and other administrative expenses) are incurred by business segments while the indirect costs are allocated according to agreed ratios.

The risk-weighted assessment base pursuant to Section 22 of the Austrian Banking Act (BWG) serves as sector-specific substitute for segment assets (including market risk).

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Financial year 2007 €000	**Corporate customers**	**Retail customers**	**Treasury**	**Participations and other**	**Total**
Net interest income	798,339	1,440,687	151,323	28,499	2,418,849
Provisioning for impairment losses	(134,391)	(217,759)	(488)	(4,338)	(356,977)
Net interest income after provisioning	**663,948**	**1,222,928**	**150,835**	**24,161**	**2,061,872**
Net commission income	420,220	799,161	22,102	8,351	1,249,834
Trading profit	4,747	2,636	129,085	(8,577)	127,891
Valuation result from derivatives	41	(8,652)	(21,559)	-	(30,170)
Net income from financial investments	501	83	(9,034)	(793)	(9,243)
General administrative expenses	(447,475)	(1,536,886)	(83,445)	(116,214)	(2,184,020)
Other operating profit	26,639	7,381	(6)	(39,092)	(5,078)
Income from disposal of group assets	-	-	-	26,517	26,517
Profit before tax	**668,622**	**486,651**	**187,979**	**(105,648)**	**1,237,604**
Risk-weighted assets (incl. market risk)	24,742,496	18,978,160	5,941,968	4,301,369	53,963,993
Own funds requirement	1,979,400	1,518,253	475,357	344,109	4,317,119
Average number of staff	8,089	44,582	1,244	1,635	55,550
Cost/income ratio	35.8%	68.3%	27.6%	-	57.6%
Average equity	2,215,485	1,648,674	571,829	374,206	4,810,194
Return on Equity before tax	**30.2%**	**29.5%**	**32.9%**	**-**	**25.7%**

Financial year 2006 €000	**Corporate customers**	**Retail customers**	**Treasury**	**Participations and other**	**Total**
Net interest income	575,465	1,032,505	136,052	19,859	1,763,881
Provisioning for impairment losses	(115,108)	(191,562)	24	(2,231)	(308,877)
Net interest income after provisioning	**460,357**	**840,943**	**136,076**	**17,628**	**1,455,004**
Net commission income	332,994	591,698	2,870	5,727	933,289
Trading profit	923	3,347	168,891	1,662	174,823
Valuation result from derivatives	248	1,223	3,218	-	4,690
Net income from financial investments	(60)	-	770	102,478	103,187
General administrative expenses	(338,056)	(1,184,671)	(70,185)	(100,760)	(1,693,671)
Other operating profit	10,795	11,000	(171)	(25,886)	(4,263)
Income from disposal of group assets	-	-	-	506,553	506,553
Profit before tax	**467,201**	**263,540**	**241,469**	**507,402**	**1,479,612**
Risk-weighted assets (incl. market risk)	19,067,850	14,143,395	5,407,497	2,433,068	41,051,810
Own funds requirement	1,525,428	1,131,472	432,600	194,645	3,284,145
Average number of staff	7,390	38,677	1,064	2,042	49,173
Cost/income ratio	36.7%	72.3%	22.8%	-	59.1%
Average equity	1,475,965	1,064,790	540,168	177,781	3,258,704
Return on Equity before tax	**31.7%**	**24.8%**	**44.7%**	**285.4%**	**45.4%**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Segment report by region

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. Allocation criteria are the headquarters of the respective company. The regional segments under review are described below:

- *Central Europe (CE)*
  This segment contains the five countries that joined the EU on 1 May 2004, and in which Raiffeisen International operates. They are the Czech Republic, Hungary, Poland, Slovakia, and Slovenia.

- *Southeastern Europe (SEE)*
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Croatia, Serbia, Moldova and Romania.

- *Commonwealth of Independent States (CIS)*
  This segment contains the members of the Commonwealth of Independent States – created from parts of the former Soviet Union – where Raiffeisen International is active, namely Belarus, Kazakhstan, Russia and Ukraine.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to the causation principle. If a direct allocation is impossible, allocation is based on other criteria such as risk-weighted assets (this is the basis of assessment including market risk).

Regional allocation by respective headquarters considering refinancing costs:

Financial year 2007 €000	**CE**	**SEE**	**CIS**	**Total**
Net interest income	820,619	718,317	879,912	2,418,849
Provisioning for impairment losses	(122,314)	(65,860)	(168,802)	(356,977)
Net interest income after provisioning	**698,305**	**652,457**	**711,110**	**2,061,872**
Net commission income	470,539	386,100	393,195	1,249,834
Trading profit	52,094	35,016	40,781	127,891
Valuation result from derivatives	714	(284)	(30,600)	(30,170)
Net income from financial investments	(6,466)	104	(2,881)	(9,243)
General administrative expenses	(813,252)	(649,111)	(721,657)	(2,184,020)
Other operating profit/loss	1,791	17,260	(24,129)	(5,078)
Income from disposal of group assets	23,805	–	2,712	26,517
Profit before tax	**427,530**	**441,542**	**368,532**	**1,237,604**
Total assets	29,692,577	23,155,679	19,894,549	72,742,805
Risk-weighted assets (incl. market risk)	21,645,778	16,443,296	15,874,919	53,963,993
Own funds requirement	1,731,662	1,315,464	1,269,994	4,317,119
Average number of staff	12,165	15,112	28,273	55,550
Cost/income ratio	60.5%	56.1%	56.0%	57.6%
Average equity	1,970,030	1,461,145	1,379,018	4,810,194
Return on Equity before tax	**21.7%**	**30.2%**	**26.7%**	**25.7%**

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Financial year 2006 €000	CE	SEE	CIS	Total
Net interest income	603,430	560,083	600,368	1,763,881
Provisioning for impairment losses	(93,385)	(88,352)	(127,140)	(308,877)
Net interest income after provisioning	**510,045**	**471,731**	**473,228**	**1,455,004**
Net commission income	343,220	268,481	321,587	933,289
Trading profit	41,536	50,570	82,718	174,824
Valuation result of derivatives	3,504	(142)	1,327	4,690
Net income from financial investments	(291)	874	102,604	103,187
General administrative expenses	(602,099)	(518,852)	(572,720)	(1,693,671)
Other operating profit/loss	(466)	12,285	(16,082)	(4,263)
Income from disposal of group assets	20,075	-	486,479	506,553
Profit before tax	**315,524**	**284,947**	**879,141**	**1,479,612**
Total assets	23,203,900	18,783,659	13,879,435	55,866,995
Risk-weighted assets (incl. market risk)	17,247,333	12,625,681	11,178,796	41,051,810
Own funds requirement	1,379,787	1,010,054	894,304	3,284,145
Average number of staff	11,223	12,636	25,313	49,173
Cost/income ratio	61.0%	58.2%	57.9%	59.1%
Average equity	1,346,245	1,011,782	900,677	3,258,704
Return on Equity before tax	**23.4%**	**28.2%**	**97.6%**	**45.4%**

Notes

Company

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna and registered in the Companies Register at the Vienna Commercial Court (Handelsgericht Wien) under Companies Register number FN 122.119m. The shares have been listed on the *Prime Market* of the Vienna Stock Exchange since 25 April 2005. *Raiffeisen Zentralbank Österreich Aktiengesellschaft*, Vienna, holds the majority stake in the company, totalling 69 per cent of its issued share capital as of the balance sheet date. The company also belongs to the Group of *Raiffeisen-Landesbanken-Holding GmbH*, Vienna, which is the ultimate parent company. This financial holding owns the majority stake in Raiffeisen Zentralbank Österreich Aktiengesellschaft. Moreover Raiffeisen International is also included in the consolidated financial statements of Raiffeisen Zentralbank Österreich Aktiengesellschaft.

Raiffeisen International specialises in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes universal banks in 15 countries that operate a broad network of local business outlets. Raiffeisen International renders a comprehensive range of banking and financial services. These services range from account and cash management, deposit-taking, lending, trade finance, and credit card services to mortgages and leasing. The Group's diversified client base comprises multinationals and large local groups, small and medium-sized enterprises, public sector institutions, and retail customers.

These consolidated financial statements were signed by the Managing Board on 3 March 2008 and subsequently submitted to the Supervisory Board for review and approval (ascertainment).

Principles underlying the consolidated financial statements

Policies

The consolidated financial statements for the financial year 2007 and the comparative figures for the financial year 2006 were prepared in accordance with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)* and the international accounting standards adopted by the EU on the basis of *IAS Regulation (EC) 1606/2002* including the *interpretations* of the *International Financial Reporting Interpretations Committee (IFRIC/SIC)* that were

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already applicable. All standards published by the IASB to be applied to financial statements for 2007 and adopted by the EU, have been applied.

The consolidated financial statements 2007 are based on the IASB framework and on the following relevant IAS/IFRS:

IAS 1	*Presentation of Financial Statements*
IAS 2	*Inventories*
IAS 7	*Cash Flow Statements*
IAS 8	*Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies*
IAS 10	*Events after the Balance Sheet Date*
IAS 12	*Income Taxes*
IAS 14	*Segment Reporting*
IAS 16	*Property, Plant and Equipment*
IAS 17	*Leases*
IAS 18	*Revenue*
IAS 19	*Employee Benefits*
IAS 21	*The Effects of Changes in Foreign Exchange Rates*
IAS 23	*Borrowing Costs*
IAS 24	*Related Party Disclosures*
IAS 26	*Accounting and Reporting by Retirement benefit Plans*
IAS 27	*Consolidated and Separate Financial Statements*
IAS 28	*Investments in Associates*
IAS 29	*Financial Reporting in Hyperinflationary Economies*
IAS 32	*Financial Instruments: Presentation*
IAS 33	*Earnings per Share*
IAS 34	*Interim Financial Reporting*
IAS 36	*Impairment of Assets*
IAS 37	*Provisions, Contingent Liabilities and Contingent Assets*
IAS 38	*Intangible Assets*
IAS 39	*Financial Instruments: Recognition and Measurement*
IAS 40	*Investment Property*
IFRS 1	*First-time Adoption of International Financial Reporting Standards*
IFRS 2	*Share-based Payment*
IFRS 3	*Business Combinations*
IFRS 5	*Non-current Assets Held for Sale and Discontinued Operations*
IFRS 7	*Financial Instruments: Disclosures*

IAS 11, IAS 20, IAS 31, IAS 41, IFRS 4 and IFRS 6 are not applied as there were no relevant business transactions in the Group.

The consolidated financial statements are based on the reporting packages of all fully consolidated Group members which are prepared according to uniform Group standards and IFRS rules. All fully consolidated companies prepared their annual financial

statements as of 31 December. Figures in these financial statements are stated in thousands of euros.

If estimates or assessments are necessary for accounting and measuring under IAS/IFRS rules, they are made in accordance with the respective standards. They are based on past experience and other factors such as planning and expectations or forecasts of future events that appear likely from our current perspective.

Deferred taxes were not accounted for separately in the Income Statement and on the Balance Sheet. Details are provided under the appropriate headings in the Notes.

IFRS 7 is effective for annual periods beginning on or after 1 January 2007 and leads to changes in external reporting requirements. The changes mainly concern the disclosure requirements related to significance of financial instruments for an entity's financial position and performance and new disclosure requirements related to quantitative and qualitative information about exposure to risks arising from financial instruments. The new quantitative and qualitative disclosure requirements include credit risk, liquidity risk and market risk which are mainly reported in the risk report.

Published IFRS not in effect and hence not applied yet

IFRS 8 will be effective for annual periods beginning on or after 1 January 2009 and will lead to changes in external reporting as IFRS 8 is superseding completely IAS 14. IFRS 8 has not been applied yet in the consolidated financial statements. IFRIC 11, also adopted by the EU, will have no material effects on future consolidated financial statements.

Consolidation methods

Raiffeisen International consolidates all material subsidiaries, in which Raiffeisen International Bank-Holding AG directly or indirectly, holds either more than 50 per cent of the voting rights or otherwise has control over the financial and operating policies.

Material interests in associated companies – the Group exerts a significant influence on financial and operating polices of these companies – are valued at equity and reported under *investments in associates*. Profit or losses occurring in companies valued at equity are shown net in *current income from associates*. The same rules apply to companies valued at equity (offsetting acquisition costs against proportional fair net asset value) as apply to fully consolidated companies. On principle, IFRS financial

statements of associated companies are used. Changes in equity of companies valued at equity are also treated in the consolidated accounts as changes in equity.

Shareholdings in subsidiaries not included in the consolidated financial statements because of their minor significance and shareholdings in companies which have not been valued at equity are shown under financial investments and are measured at amortised cost.

Business combinations

In the course of capital consolidation, all identifiable assets, liabilities and contingent liabilities of the subsidiary are measured at their fair values on the acquisition date according to IFRS 3. The acquisition costs are offset with the proportional net assets. The resulting positive differences are capitalised as goodwill. The goodwill is tested annually for impairment, or more frequently, if events or changes in circumstances indicate impairment. Impairment tests were carried out on the basis of the updated respective calculation models of the individual subsidiaries. In view of the results, the conclusion was that the goodwill is definitely higher at the balance sheet date than in the past years and there is no need for impairment. Negative differences arising within initial consolidation will be recognised immediately in profit.

Companies of Raiffeisen International Group use brands to differentiate their services from the competition. According to IFRS 3, brands of acquired companies have been recognised separately under the item *intangible fixed assets*. Brands have an undeterminable useful life and are therefore not subject to scheduled amortisation. Brands have to be tested annually for impairment and additionally whenever indications of impairment arise. The value of brands was determined using the comparable historical cost approach, because neither immediately comparable transactions nor a market with observable prices were available at the time of purchase price allocation. Documentation of brand-related marketing expenses in the previous years was taken as the data base for the historical cost approach.

If customer contracts and associated customer relationships are acquired in a business combination, they must be recognised separately from goodwill, if they are based on contractual or other rights. The acquired companies meet the criteria for a separate recognition of non-contractual customer relationships for existing customers. The customer base is valued using the multi-period excess earnings method based on projected future income and expenses allocable to the respective customer base. The projections are based on planning figures for the corresponding years.

Consolidation entries

Intra-group balances between parent company and subsidiaries and intra-group balances between subsidiaries are eliminated in the consolidated accounts. Remaining temporary differences are recognised under *other assets/other liabilities*.

Intra-group income and expenses are off-set and timing differences resulting from bank business transactions are shown in *net interest income*. Other differences were shown in *other operating profit/loss*.

Intra-group results are eliminated insofar as they had a material effect on the items of the income statement. Bank business transactions between Group members are usually executed in arm's length transaction.

Consolidated group

The number of fully consolidated companies and companies valued at equity changed as follows:

	Fully consolidated		***Equity method***	
Number of units	***2007***	***2006***	***2007***	***2006***
As of 1/1	*105*	*65*	*3*	*3*
Included for the first time in the financial period	*29*	*45*	–	–
Merged in the financial period	*(3)*	*(1)*	–	–
Excluded in the financial period	*(10)*	*(4)*	–	–
As of 31/12	***121***	***105***	***3***	***3***

Because of their minor importance in giving a view of the Group's assets, and financial and earnings position, 84 subsidiaries were not included in the consolidated financial statements (2006: 75). They were recognised at amortised cost under *financial investments* as *interests in affiliated companies*. The balance sheet total of the companies not included in the Group came to less than 2 per cent of the Group's aggregated balance sheet total.

A list of fully consolidated companies, associated companies and other equity participations may be found on page 284f.

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In the financial year 2007, the following companies were included in the consolidated financial statements for the first time:

Name	Share	Included as of	Fact
Financial institutions			
"K-SPV" d.o.o., Mostar (BiH)	85.8%	1/5	Foundation
Cristal Palace Real Estate s.r.o., Prague (CZ)	69.0%	1/10	Acquisition
Dione Property s.r.o., Prague (CZ)	69.0%	1/10	Foundation
Gaia Property, s.r.o., Prague (CZ)	69.0%	1/10	Foundation
Hera Property, s.r.o., Prague (CZ)	69.0%	1/8	Foundation
ICS Raiffeisen Leasing s.r.l., Chisinau (MD)	87.2%	1/11	Foundation
Iris Property, s.r.o., Prague (CZ)	69.0%	1/10	Foundation
Perseus Property, s.r.o., Prague (CZ)	69.0%	1/3	Foundation
Raiffeisen Equipment Leasing Company Limited by Shares, Budapest (HU)	72.7%	1/3	Foundation
Raiffeisen Factoring Ltd., Zagreb (HR)	73.7%	1/11	Materiality
Raiffeisen Invest d.o.o., Zagreb (HR)	73.7%	1/1	Materiality
Raiffeisen Investment Fund Management Zrt., Budapest (HU)	70.3%	1/1	Materiality
REAL ESTATE RENT 1 DOO, Belgrade (RS)	75.0%	1/5	Foundation
REAL ESTATE RENT 2 DOO, Belgrade (RS)	75.0%	1/10	Foundation
RLRE Carina Property, s.r.o., Prague (CZ)	74.4%	1/6	Foundation
Roof Russia S.A., Luxembourg (L)	3.1%	1/5	Foundation

Name	Share	Included as of	Fact
Sirius Property, s.r.o., Prague (CZ)	69.0%	1/8	Foundation
Tatra Asset Management správ.spol., a.s., Bratislava (SK)	64.5%	1/1	Materiality
Themis Property, s.r.o., Prague (CZ)	69.0%	1/8	Foundation
Companies rendering banking-related ancillary services			
Harmadik Vagyonkezelö Kft., Erd (HU)	74.5%	1/6	Foundation
Negyedik Vagyonkezelö Kft., Erd (HU)	74.5%	1/5	Foundation
Raiffeisen Biztosításközvetítö Kft., Budapest (HU)	72.7%	1/6	Materiality
Raiffeisen Insurance Agency Sp.z.o.o, Warsaw (PL)	87.5%	1/1	Materiality
Raiffeisen Insurance and Reinsurance Broker S.R.L, Bucharest (RO)	75.0%	1/4	Acquisition
RAIFFEISEN INSURANCE BROKER EOOD, Sofia (BG)	100.0%	1/1	Materiality
Other companies			
RLP Csórsz u. Kft, Budapest (HU)	73.0%	1/6	Foundation
SCT Krautland Ingatlanforgalmazó Kft., Erd (HU)	73.2%	1/5	Materiality
SCT Milfav Ingatlanfejlesztö és Ingatlanhasznosito Kft., Budapest (HU)	73.6%	1/5	Materiality
SCTS Szentendre Kft., Budapest (HU)	74.5%	1/6	Materiality

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Business combinations

The following table shows the assets and liabilities revalued as of the acquisition date:

€000	RIARO*	RLRECP**	Total
Assets	704	7,077	7,781
Liabilities	(610)	(6,269)	(6,879)
Net assets	**94**	**808**	**902**
Acquisition cost	278	1,030	1,308
Goodwill	**184**	**222**	**406**

* Raiffeisen Insurance and Reinsurance Broker S.R.L., Bucharest (RO)
** Cristal Palace Real Estate s.r.o., Prague (CZ)

The effect of acquired subsidiaries on liquidity corresponds to the acquisition cost as there were no liquid funds in the acquired subsidiaries.

Other included units

As of 1 January 2007, the following three fund management companies were included in the consolidated financial statements for the first time due to the increasing importance to Raiffeisen International: *Tatra Asset Management sprav.spol., a.s.*, Bratislava, *Raiffeisen Invest d.o.o.*, Zagreb, *Raiffeisen Investment Fund Management Zrt.*, Budapest. Due to an accurate reporting of commission income arising from insurance agency services, two insurance brokers rendering services to network companies and external customers were integrated as of 1 January 2007: *Raiffeisen Insurance Agency Sp.z.o.o.*, Warsaw, and *Raiffeisen Biztosításközvetítö Kft.*, Budapest. As of 1 April 2007, an insurance broker, *Raiffeisen Insurance and Reinsurance Broker S.R.L.*, Bucharest, was acquired and firstly integrated.

ROOF Russia S.A., Luxembourg, was founded in connection with a securitisation of car loans and therefore consolidated for the first time as of 1 May 2007 due to control principle. The remaining shares are held by external investors.

In the fourth quarter 2007, a real estate company, *Cristal Palace Real Estate s.r.o.*, Prague, was acquired and firstly integrated as of 1 October 2007. As of 1 November 2007, *Raiffeisen Factoring Ltd.*, Zagreb, started with factoring business in Croatia and the company was included in the consolidated financial statements for the first time due to materiality.

Mergers

As of 1 June 2007, a Hungarian leasing company – *Második Ingatlan Vagyonkezelö Kft.*, Budapest – was merged into Raiffeisen *Financial Services Company Zrt.*, Budapest. A further merger took place in the third quarter 2007: *RLRE Omega Property, s.r.o.*, Prague, was merged into *Sirius Property, s.r.o.*, Prague, as of 1 August 2007.

As of 23 November 2007, *OAO Impexbank*, Moscow, was merged into *ZAO Raiffeisenbank*, Moscow. Since this date, the company trades under the name ZAO Raiffeisenbank.

Excluded units

In the financial year 2007, the following companies were excluded from the Group:

Name	Share	Excluded as of	Fact
Financial institutions			
MB Leasing a.s., Mlada Boleslav (CZ)	51.0%	30/11	Immaterial
Raiffeisen Non-Government Pension Fund, Moscow (RU)	100.0%	1/1	Immaterial
RLRE & EUBE OC - TERRONIC I., s.r.o., Prague (CZ)	69.0%	20/4	Sold
RLRE Taurus Property, s.r.o., Prague (CZ)	69.0%	2/5	Sold
RLRE Theta Property, s.r.o., Prague (CZ)	69.0%	19/12	Immaterial
Companies rendering banking-related ancillary services			
RISP Beteiligungs- und Finanzierungs-management GmbH, Vienna(AT)	100.0%	31/12	Immaterial
Other companies			
Arena Corner Ingatlanfejlesztő Kft., Budapest (HU)	75.3%	14/7	Sold
SINESCO Energiaszolgáltató Kft., Budapest (HU)	72.7%	1/3	Sold
SCT Milfav Ingatlanfejlesztö és Ingatlanhasznosito Kft., Budapest (HU)	73.6%	31/12	Sold
SPC Vagyonkezelö Kft., Budapest HU)	74.8%	30/6	Immaterial

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In the first quarter 2007, *Raiffeisen Lízing Zrt.*, Budapest, sold its 100 per cent share in *SINESCO Energiaszolgáltató Kft.*, Budapest. The company was excluded as of 1 March 2007; the result of deconsolidation amounted to € 11,038 thousand.

In the third quarter 2007, *Raiffeisen Financial Services Company Zrt.*, Budapest, sold its shares in *Arena Corner Ingatlan-fejlesztő Kft.*, Budapest, to OROC Group *Endurance Asset S.a r.l.*, Luxembourg. The company was excluded as of 1 July 2007 and the resulting profit amounted to € 14,559 thousand.

Due to the fact that *Raiffeisen Non-Government Pension Fund, Moscow*, became immaterial, the company was excluded from the consolidated group as of 1 January 2007, resulting in a profit of € 2,672 thousand.

The following table shows the income arising from disposal of group assets of the two largest transactions:

€000	***SINESCO****	***ARENAC*****	***Total***
Assets	*(25,878)*	*(44,689)*	*(70,567)*
Liabilities	*25,653*	*43,434*	*69,087*
Net assets	***(225)***	***(1,255)***	***(1,480)***
Minority interests	-	*310*	*310*
Net assets after minority interests	***(225)***	***(945)***	***(1,170)***
Goodwill	-	*4,594*	*4,594*
Selling price	*11,263*	*20,098*	*31,361*
Income from disposal of group assets	***11,038***	***14,559***	***25,597***

* SINESCO Energiaszolgáltató Kft., Budapest (HU)
** Arena Corner Ingatlanfejlesztő Kft., Budapest (HU)

The effect of sold subsidiaries on liquidity is equal to selling price as there were no liquid funds.

Foreign currency translation

Financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current rate method in accordance with IAS 21. Equity was translated at its historical exchange rates while all other assets, liabilities and the notes were translated at the prevailing foreign exchange rates as of the balance sheet date. Differences arising from the translation of equity (historical exchange rates) were offset against retained earnings and not recognised in income statement.

The items of the income statement were translated at the average exchange rates during the year calculated on the basis of month-end rates. Differences arising between the exchange rate as of the balance sheet date and the average exchange rate applied in the income statement were offset against equity and not recognised in the income statement.

In the case of a subsidiary not headquartered in the Euro-area *(GSI Group Software Investment AG*, Zug*)*, the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions. *Roof Russia S.A.*, Luxembourg, carries out its business transactions and refinancing in USD, therefore the functional currency is the USD.

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The following exchanges rates were used for currency translation:

	2007		2006	
Rates in units per €	**As of 31/12**	**Average**	**As of 31/12**	**Average**
Albanian Lek (ALL)	121.780	123.647	123.850	123.079
Belarusian ruble (BYR)	3,149.320	2,945.327	2,817.310	2,689.745
Bosnian marka (BAM)	1.956	1.956	1.956	1.956
Bulgarian lev (BGN)	1.956	1.956	1.956	1.956
Croatian kuna (HRK)	7.331	7.335	7.350	7.325
Czech koruna (CZK)	26.628	27.713	27.485	28.322
Hungarian forint (HUF)	253.730	251.405	251.770	263.247
Kazakh tenge (KZT)	177.170	168.613	167.120	158.429
Moldovian leu (MDL)	16.644	16.657	–	–
Polish zloty (PLN)	3.594	3.779	3.831	3.897
Romanian leu (RON)	3.608	3.344	3.384	3.525
Russian ruble (RUB)	35.986	35.076	34.680	34.148
Serbian dinar (RSD)	79.236	80.002	79.000	84.169
Slovenian tolar (SIT)	–	–	239.640	239.588
Slovak koruna (SKK)	33.583	33.821	34.435	37.149
Ukrainian hryvna (UAH)	7.419	6.932	6.651	6.327

Capital Hedge

In the Group, hedges of investments in economically independent sub-units (IAS 39.102) were made in order to reduce differences arising from the translation of equity. Liabilities in foreign currency, currency options, currency futures and currency swaps are mainly used as hedging instruments. The resulting gains and losses from currency translation are shown in equity without affecting profit and are separately disclosed in the statement of changes in equity, insofar as the hedging relation is effective. The ineffective part of this hedge relation is recognised in profit. The related interest components are shown in net interest income. There were no deferred taxes calculated due to the applied exception regulations according to IAS 12.39.

Accounting and valuation principles

Financial instruments: Recognition and measurement (IAS 39)

A financial instrument is defined as any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. In IFRS balance sheets, the following five categories are distinguished:

1. Financial assets or liabilities at fair value through profit and loss
    a. Trading assets/liabilities
    b. Designated financial instruments at fair value
2. Financial assets held-to-maturity
3. Loans and advances
4. Financial assets available-for-sale
5. Liabilities

1. Financial assets or liabilities at fair value through profit and loss

1 a. Trading assets/liabilities

Trading assets/liabilities are acquired or incurred principally for the purpose of generating profit from short-term fluctuations in market prices. Securities (including short selling of securities) and derivative financial instruments held for trading are recognised at their fair values. If securities are listed, the fair value is based on stock exchange prices. Where such prices are not available, internal prices based on present value calculations for originated financial instruments and futures or option pricing models for options are applied. Present value calculations are based on the *zero-coupon curve.* As option price formulas Black-Scholes 1972, Black 1976 or Garman-Kohlhagen are applied depending on the kind of option.

Derivative financial instruments held for trading are also shown under *trading assets* or *trading liabilities.* Positive fair values including accrued interest (*dirty price*) are shown under *trading assets.* Negative fair values are recorded under *trading liabilities.* Positive and negative fair values are not netted. Changes in *dirty prices* are recognised in the income statement under *trading profit/loss.*

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1 b. Designated financial instruments at fair value

This category comprises mainly all those financial assets which are irrevocably designated as financial instrument at fair value (so called fair value option) upon initial recognition in the balance sheet independent of the intention to trade. An entity may use this designation only when doing so results in more relevant information, because a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis. These instruments are debt securities and other fixed-interest securities or equities and other variable-yield securities.

These instruments are measured at fair value according to IAS 39. They are stated under the balance sheet item *financial investments*, current income is shown under *net interest income*, and valuation gains and losses and proceeds from sale are stated in *net income from financial investments*.

2. Financial assets held-to-maturity

Non-derivative financial assets (securities with fixed or determinable payments and fixed maturities) purchased with the intention and ability to hold them to maturity are reported under the balance sheet item *financial investments*. They are recognised at amortised cost and differences are amortised over the term to maturity and recognised in the income statement under *net interest income*. Coupon payments are also recognised under net interest income. A sale of these financial instruments is only allowed in cases as stated in IAS 39.

3. Loans and advances

Loans and advances are recognised at their nominal value without deduction of impairment losses. Accrued interest is recognised in the income statement if there is a high probability that it would be received. Moreover, debt instruments are also stated there if there is no active market. De-recognition of financial assets within the framework of securitisations is – after checking if the securitised special purpose vehicle has to be integrated in the consolidated accounts – done on a risk and rewards or control test according to IAS 39 however in case of loss of control over the contractual rights arising from the financial asset.

4. Financial assets available-for-sale

The category of financial assets available-for-sale contains those financial instruments (mainly equity participations for which there are no active market) that did not qualify for any of the other three categories. They are stated at fair value, if a fair value is reliably measurable. Valuation differences are shown directly in equity and only recognised in the income statement if there is an objective indication of impairment. Only in the case of debt instruments, a reversal of impairment is recognised in the income statement. In case of equity instruments, such reversals of impairment are booked versus equity. This kind of financial instruments is reported under *financial investments.*

5. Liabilities

Liabilities are recognised at amortised cost. Discounted debt securities and similar obligations are measured at their present value.

Hedging

Derivative instruments not held for trading because acquired for hedging purposes are subdivided into the following categories reflecting differing modes of recognition on the IFRS-compliant balance sheet:

a) Fair value hedge according to IAS 39

Hedge Accounting according to IAS 39 applies for those derivatives which are used to hedge the fair values of financial assets and liabilities. Especially the credit business is subject to such fair value risks if it deals with fixed-interest loans.

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed, and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

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Derivative instruments held to hedge the fair values of individual balance sheet items (except trading assets/liabilities) are recognised at their fair values (*dirty prices*) under *derivatives* (on the assets side: positive dirty prices; on the liabilities side: negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) are allocated directly to the corresponding balance sheet items and reported separately in the notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments are recorded under *valuation result from derivatives* (net result from hedge accounting).

b) Cash-flow hedge according to IAS 39

Cash flow hedge accounting according to IAS 39 applies for those derivatives which are used to hedge against the risk of fluctuating future cash flows. Especially variable-interest liabilities are subject to such cash flow risks.

Interest rate swaps used to hedge against the risk of fluctuating cash flows arising from specific variable interest-rate items, were recognised as follows: The hedging instrument was recognised at fair value; changes in its *clean price* are recorded as separate item in equity without affecting income.

c) Other derivative instruments

Derivative instruments held to hedge against market risks (except trading assets/liabilities) that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting according to IAS 39. They are captured as follows: *Dirty prices* are recognised under *derivatives* (on the assets side: positive market values; on the liabilities side: negative market values. The effect of re-measuring those derivative instruments on a clean price basis is recognised under *valuation result from derivatives* (net income from other derivative instruments); interest is recorded under *net interest income.*

Offsetting

In the case of identity of borrower and lender, offsetting of loans and liabilities with matching maturities and currencies occurs, only if a legal right, by contract or otherwise exists and offsetting is in line with the actually expected course of the business.

Cash reserve

The cash reserve includes cash in hand and balances at central banks that are due on call. They are shown with their nominal value.

Impairment losses on loans and advances

Credit risk is accounted for by making specific impairment provisions and portfolio-based impairment provisions. The latter comprise impairment provisions for portfolios of loans with identical risk profiles that may be compiled under certain conditions. In the retail segment, provisions are built according to product portfolio and past due days. Specific and portfolio-based impairment provisions are not netted against corresponding receivables but are stated separately in the balance sheet.

For credit risks related to loans and advances to customers and banks, provisions are made in the amount of expected loss according to homogeneous Group-wide standards. Risk of loss is deemed to exist if the discounted projected repayment amounts and interest payments are below the carrying value of the loans, taking collateral into account. Portfolio-based impairments are calculated according to valuation models that estimate expected future cash flows for the loans in the respective loan portfolio based on loss experience history. For retail portfolios without a documented loss history of their own, *peer group* benchmark figures serve as a comparative base.

The entirety of the provision for impairment losses arising from on-balance-sheet loans (individual loan loss provisions and portfolio-based provisions) is shown as a separate item on the assets side of the balance sheet, below *loans and advances to banks and customers.* The provision for impairment losses arising from off-balance-sheet transactions is recorded under *provisions for liabilities and charges.*

Genuine sale and repurchase agreements

In a genuine sale and repurchase transaction, the transferor sells assets to a third party and agrees at the same time to repurchase these assets at an agreed price and time. The assets remain in the balance sheet of the transferor and are measured like the balance sheet item where they are shown. Cash inflows arising from a sale and repurchase transaction are recognised in the balance sheet depending on the counterparty as *deposits from banks* or *deposits from customers.*

Under reverse repurchase agreements, assets are acquired with the obligation to sell them in the future. Cash outflows arising from reverse repurchase agreements are recorded in the balance sheet under *loans and advances to banks* or *loans and advances to customers*. Interest expense from sale and repurchase agreements and interest income from reverse sale and repurchase agreements are accrued in a straight line over their term to maturity and are shown under *net interest income*.

Finance lease business

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. Pursuant to IAS 17, the present value of all future lease payments and any residual values are shown as *loans and advances to banks* or *customers* in the balance sheet of the lessor. The lessee recognises the assets as tangible fixed assets to which refers a corresponding leasing liability.

Equity participations

Shareholdings in subsidiaries not included in the consolidated financial statements because of their minor significance and shareholdings in companies that are not valued at equity are shown under *financial investments* and are measured at amortised cost if no shares prices are available.

Other shareholdings are categorised as designated financial instruments at the balance sheet date if reliably measurable market prices are available and are measured at fair value. Changes in value are therefore recognised in profit. If there is no active market for other interests or if a fair value is not reliably measurable, they are categorised as available-for- sale. The changes in value are directly shown in equity without effecting income statement.

Intangible fixed assets

Under this item, internally developed and acquired software, brand rights, acquired customer bases and especially goodwill are stated. Goodwill and other intangible fixed assets (e.g. brand rights) without definite useful lives are tested for impairment at every balance sheet date. Whenever events or changes in circumstances indicate that the expected benefit no longer exists, impairment must be made pursuant to IFRS 3.

Acquired intangible fixed assets (software, and customer base) with determinable useful lives are capitalised at acquisition cost and amortised over their estimated useful lives.

Internally developed intangible fixed assets comprise without exemption software. Software is capitalised if it is probable that the future economic benefits attributable to the asset will accrue to the enterprise and the cost of the asset can be measured reliably. The useful life of software is between four and six years and may be longer for major software projects.

The useful life of the acquired customer base was set at seven years for corporate customers and for the acquired customer base in the retail segment of *Raiffeisen Bank Aval* at 20 years and for *Impexbank* (meanwhile merged with *ZAO Raiffeisenbank*) and *eBanka* at five years.

Tangible fixed assets

Tangible fixed assets are measured at cost of acquisition or conversion less scheduled depreciation. The straight-line method is used for depreciation and is based on the following useful life figures:

Useful life	***Years***
Buildings	*25 – 50*
Office furniture and equipment	*5 – 10*
Hardware	*3 – 5*

If a permanent impairment was to be expected, extraordinary write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-up will take place up to the amount of the amortised cost of the asset.

Investment property

Investment property is reported at amortised cost using the *cost model* permitted by IAS 40 and is shown under fixed assets because of minor importance. Income resulting from investment property is shown in *other operating profit/loss*.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Operating leasing

An operating lease exists if the lessor bears all risks and enjoys the rewards of ownership. The leased assets are reported by the lessor under *fixed assets* and depreciated in accordance with the principles applicable to the type of fixed assets involved.

Inventory

Inventories are measured at the lower of cost or net realisable value. Write-downs are made if the acquisition cost is above the net realisable value as of the balance sheet date or if limited usage or longer periods for storage have impaired the value of the inventory.

Provisions for liabilities and charges

All defined benefit plans relating to so-called social capital (Provisions for pensions, provisions for severance payments provisions for anniversary bonuses) are measured using the *Projected Unit Credit Method* in accordance with IAS 19 – Employee Benefits.

The actuarial calculation of pension obligations for active employees is based on the following assumptions:

Per cent	*2007*	*2006*
Interest rate	5.0	4.5
Effective salary increase for active employees	3.0	3.0
Individual career trend for active employees	2.0	1.5
Expected increase in retirement benefits	2.0	2.0
Expected return on plan assets	4.25	4.25

Calculations are based on an assumed retirement age of 65 years and are subject to transitional statutory regulations and special arrangements in individual contracts. Actuarial gains or losses calculated for pension obligations are recognised immediately in profit. The right to vote according to IAS 19.92 ("*corridor method*") was not applied.

The actuarial computation of severance payments and anniversary bonuses is based on the following assumptions:

Per cent	*2007*	*2006*
Interest rate	5.0	4.5
Average increase in salary	3.0	3.0
Individual career trend	2.0	1.5

The biometrical basis for the calculation of provisions for pensions, severance payments and anniversary bonuses of Austrian companies is provided by *AVÖ 1999-P-Rechnungsgrundlagen für die Pensionsversicherung* (Computational Framework for Pension Insurance) – *Pagler & Pagler*, using the variant for salaried employees and considering a long-life factor. In other countries, similar actuarial parameters are used for calculation.

Other provisions are made to uncertain liabilities to third parties in the amount of the expected claim. These provisions are not discounted because the resulting interest effect is immaterial.

Defined contribution plans

Under defined contribution plans, the company pays fixed contributions into a separate entity (a fund). These payments are recognised as *staff expense* in the income statement.

Subordinated capital

The balance sheet item comprises subordinated capital and supplementary capital. Liabilities, documented or undocumented, are subordinated if, in the event of liquidation or bankruptcy, they can only be met after the claims of the other – not subordinated – creditors have been satisfied. Supplementary capital contains all paid in own funds which are available for the company for more than eight years with the creditor renouncing prior notice, for which interest is paid only from the profit (before reserve transactions) and which can be repaid in the case of solvency only after all other debtors are satisfied.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Own shares

Own shares held by Raiffeisen International Bank-Holding AG as of the balance sheet date are deducted from equity. No gain or loss may be recognised in profit or loss on the purchase, sale, issue or cancellation of an entity's own equity instruments.

Share-based remuneration

The Managing Board of Raiffeisen International Bank-Holding AG obtained Supervisory Board approval to institute a *share incentive program* (SIP) offering performance-based allotments of company shares for eligible employees at home and abroad for a given period of time. All Managing Board members of Raiffeisen International Bank-Holding AG, managing board members of associated bank subsidiaries, and selected upper management personnel of Raiffeisen International Bank-Holding AG and its affiliated enterprises are eligible to participate.

The number of common shares in Raiffeisen International Bank-Holding AG to be actually transferred will depend on meeting two performance criteria: the targeted average return on equity (ROE) and the total shareholder return (TSR) for Raiffeisen International Bank-Holding AG shares in relation to TSRs of shares in the DJ EURO STOXX BANKS index after a three-year holding period. Moreover, beneficiaries have to be in active service for Raiffeisen International. SIP participation is voluntary.

All share-based remunerations are recognised according to IFRS 2 (*Share-based Payment*) as staff expenses and booked directly against equity.

Net interest income

Interest and similar income mainly includes interest income on loans and advances to banks and customers and from fixed-interest securities. In addition current income from shares and other variable-yield securities (especially dividends), income from equity participations and from investments accounted for at equity, and similar income calculated as interest are also reported under interest and similar income. Interest paid and similar charges mainly include interest paid on deposits from banks and customers and on liabilities evidenced by paper and subordinated capital. Interest income and interest expenses are accrued.

Net commission income

Net commission income mainly includes income and expenses arising from payment transfers, credit business and foreign exchange business. Commission income and expenses are accrued in the reporting period.

Trading profit

Trading profit comprises the customer margins resulting from the foreign exchange business, results due to foreign exchange revaluations and all realised and unrealised gains and losses from financial assets and liabilities at fair value. In addition, it includes all interest and dividend income attributable to trading activities and related refinancing costs.

General administrative expenses

General administrative expenses include staff and other administrative expenses as well as amortisation/depreciation and impairment losses for fixed and intangible fixed assets.

Income taxes

Deferred taxes are recognised and calculated in accordance with IAS 12 applying the liability method. Deferred taxes are based on all temporary differences that result from comparing the carrying amounts of assets and liabilities in the IFRS accounts with the tax bases of assets and liabilities and will reverse in the future. Deferred taxes are calculated by using tax rates applicable in the countries concerned. A deferred tax asset should also be recognised on tax loss carry- forwards if it is probable that sufficient taxable profit will be available against which the tax loss carry-forwards can be utilised within the same entity. Deferred tax assets and deferred tax liabilities within the same entity are netted.

Income tax credits and income tax obligations were recorded separately under *other assets* and *tax provisions* respectively.

Fiduciary business

Transactions arising from the holding and placing of assets on behalf of third parties are not shown in the balance sheet. Fees arising from these transactions are shown under *net commission income*.

Financial guarantees

According to IAS 39, a financial guarantee is a contract under which the guarantor is obliged to make payments that compensate the party to whom the guarantee is issued for a loss arising in the event a particular debtor does not meet payment obligations on time as stipulated in the original terms of the debt instrument. At the date of recognition of a financial guarantee, the initial fair value corresponds under market conditions to the premium at the date of signature of the contract. For subsequent valuations, a check has to be performed if the credit commitment has to be designated at fair value through profit and loss or if it has to be presented as provision according to IAS 37. The higher of the two amounts has to be recognised.

Notes to the income statement

(1) Income statement according to valuation categories

The following table shows income statement according to IAS 39 valuation categories:

€000	1/1-31/12 2007	1/1-31/12 2006	Change
Net gains (losses) on financial assets and liabilities held-for-trading	**(24,612)**	**59,000**	**-**
Financial assets and liabilities at fair value through profit or loss	**78,381**	**43,802**	**78.9%**
Net interest income	*86,910*	*43,204*	*101.2%*
Net gains (losses) on financial assets and liabilities at fair value through profit or loss	*(8,529)*	*598*	*-*
Financial assets available-for-sale	**(41)**	**105,886**	**-**
Net interest income	*871*	*3,307*	*(73.7)%*
Net realised gains (losses) on financial assets not measured at fair value through profit or loss	*2,284*	*103,834*	*(97.8)%*
Impairment on financial assets not measured at fair value through profit and loss	*(3,196)*	*(1,255)*	*154.7%*

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

€000	1/1-31/12 2007	1/1-31/12 2006	Change
Loans and receivables	**3,953,498**	**2,703,594**	**46.2%**
Net interest income	4,310,474	3,012,471	43.1%
Net realised gains (losses) on financial assets not measured at fair value through profit or loss	549	13	>500%
Impairment on financial assets not measured at fair value through profit and loss	(357,525)	(308,890)	15.7%
Financial assets held-to-maturity	**148,796**	**148,220**	**0.4%**
Net interest income	148,598	148,210	0.3%
Net realised gains (losses) on financial assets not measured at fair value through profit or loss	198	(1)	–
Impairment on financial assets not measured at fair value through profit and loss	–	11	(100.0)%
Financial liabilities measured at amortised cost	**(2,182,878)**	**(1,483,169)**	**47.2%**
Interest expenses	(2,182,878)	(1,483,169)	47.2%
Derivatives (hedging)	**462**	**(1,893)**	–
Net interest income	58	(2,243)	–
Net gains (losses) from hedge accounting	404	350	15.3%
Net revaluations from exchange differences	**177,436**	**163,173**	**8.7%**
Other operating income/expenses	**(913,436)**	**(259,001)**	**252.7%**
Total profit before tax from continuing operations	**1,237,604**	**1,479,612**	**(16.4)%**

(2) Net interest income

The *net interest income* position includes income and expense from items of banking business, dividend income and commissions with interest-like characteristics.

€000	2007	2006
Interest income	**4,600,156**	**3,240,435**
from balances at central banks	120,250	113,392
from loans and advances to banks	418,011	288,377
from loans and advances to customers	3,529,643	2,438,188
from current financial assets	86,631	42,869
from financial investments	148,598	148,210
from leasing claims	241,458	168,633
from derivative financial instruments (non-trading), net	55,565	40,766
Current income	**1,150**	**3,643**
from shares and other variable-yield securities	279	335
from shares in affiliated companies	545	1,831
from other interests	326	1,477
Interest-like income	**4,701**	**5,021**
Interest and interest-like income, total	**4,606,007**	**3,249,099**
Current income from associates	**(691)**	**(909)**
Interest expenses	**(2,180,569)**	**(1,480,586)**
on deposits from central banks	(3,589)	(1,180)
on deposits from banks	(816,451)	(537,521)
on deposits from customers	(1,178,430)	(834,858)
on liabilities evidenced by paper	(98,672)	(55,385)
on subordinated capital	(83,427)	(51,642)
Interest-like expenses	**(5,898)**	**(3,723)**
Interest expenses and interest-like expenses, total	**(2,186,467)**	**(1,484,309)**
Net interest income	**2,418,849**	**1,763,881**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

The interest margin on the respective averages of the stated base is as follows:

Per cent	**2007**	**2006**
Interest margin (balance sheet total)	3.86	3.76
Interest margin (risk-weighted assets in the banking book)	5.67	5.54

(3) Provisioning for impairment losses

Provisioning for impairment losses on balance sheet and off-balance sheet items is made as follows:

€000	**2007**	**2006**
Individual loan loss provisions	**(281,430)**	**(189,401)**
Allocation to provisions for impairment losses	(505,296)	(371,820)
Release of provisions for impairment losses	260,155	223,838
Direct write-downs	(50,700)	(68,465)
Income received on written-down claims	14,411	27,047
Portfolio-based loan loss provisions	**(76,096)**	**(119,490)**
Allocation to provisions for impairment losses	(162,214)	(174,810)
Release of provisions for impairment losses	86,118	55,320
Gains from the sales of loans	**549**	**13**
Total	**(356,977)**	**(308,877)**

Details on risk provisions are shown under note 17 *impairment losses on loans and advances*.

Ratio	**2007**	**2006**
Net provisioning ratio (Ø risk-weighted assets of the banking book)	0.84%	0.97%
Net provisioning ratio (total loans outstanding)	0.50%	0.59%
Loss rate	0.12%	0.16%
Portfolio rate (total loans outstanding)	1.65%	1.77%
Risk/earnings ratio	14.76%	17.51%

(4) Net commission income

€000	**2007**	**2006**
Payment transfer business	563,118	411,991
Loan administration and guarantee business	157,573	109,422
Securities business	49,943	35,525
Foreign currency and precious-metals business	363,005	290,750
Management of investment and pension funds	44,025	9,982
Other banking services	72,171	75,619
Total	**1,249,835**	**933,289**

(5) Trading profit

The position *trading profit* also includes interest and dividend income, refinancing costs, commissions and any changes in fair value of trading portfolios.

€000	**2007**	**2006**
Interest-based transactions	27,173	26,283
Currency-based transactions	89,650	141,230
Equity-/index-based transactions	8,970	7,125
Other transactions	2,098	185
Total	**127,891**	**174,823**

(6) Valuation result from derivatives

€000	**2007**	**2006**
Net result from hedge accounting	404	350
Net result from other derivatives	(34,251)	4,339
Net result from credit derivatives	3,677	-
Total	**(30,170)**	**4,690**

Derivative instruments held to hedge against market risks (except trading assets/liabilities) that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting according to IAS 39. The item net result from other derivatives includes valuation results of this category of derivatives.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Net result from hedge accounting comprises on the one hand, a positive valuation result of derivatives in fair value hedges amounting to € 1,627 thousand (2006: € 3,231 thousand) and on the other hand, changes in the carrying amounts of the fair value hedged items totalling minus € 1,222 thousand (2006: minus € 2,881 thousand).

Net result from credit derivatives represents a realised result from credit derivatives.

(7) Income from financial investments

The position net income from financial investments comprises valuation results and net proceeds from disposal of financial investment portfolio (held-to-maturity), from securities at fair value through profit and loss and equity participations which include shares in affiliated companies, companies valued at equity, and other equity investments.

€000	2007	2006
Net income from financial investments held-to-maturity and equity participations	**(714)**	**102,589**
Net valuations of financial investments held-to-maturity	–	11
Net proceeds from sales of financial investments held-to-maturity	198	(1)
Net valuations of equity participations	(3,196)	(1,255)
Net proceeds from sales of equity participations	2,284	103,834
Net income from securities at fair value through profit and loss	**(8,529)**	**598**
Net valuations of securities at fair value through profit and loss	(8,637)	(3,193)
Net proceeds from sales of securities at fair value through profit and loss	108	3,791
Total	**(9,243)**	**103,187**

(8) General administrative expenses

General administrative expenses contain staff expenses, other administrative expenses and depreciation on tangible and intangible assets. They break down as follows:

€000	2007	2006
Staff expenses	**(1,084,847)**	**(824,772)**
Wages and salaries	(835,884)	(632,309)
Social security costs and staff related taxes	(208,402)	(162,903)
Other voluntary social expenses	(26,159)	(20,717)
Expenses on severance payments and retirement benefits	(6,690)	(5,338)
Expenses on share incentive program (SIP)	(7,712)	(3,505)
Other administrative expenses	**(876,615)**	**(687,840)**
Office space expenses	(227,538)	(171,425)
IT costs	(115,759)	(91,072)
Communication expenses	(75,397)	(62,005)
Legal, advisory and consulting expenses	(69,412)	(60,351)
Advertising, PR and promotional expenses	(113,539)	(86,306)
Deposit insurance fees	(50,886)	(42,590)
Office supplies	(34,681)	(26,294)
Car expenses	(18,350)	(13,715)
Security expenses	(36,587)	(28,939)
Travelling expenses	(20,740)	(14,868)
Training expenses for staff	(16,988)	(12,291)
Sundry administrative expenses	(96,739)	(77,983)
Depreciation on intangible and tangible fixed assets	**(222,558)**	**(181,059)**
Tangible fixed assets	(135,119)	(118,823)
Intangible fixed assets	(69,924)	(49,024)
Leased assets (operating leasing)	(17,515)	(13,211)
Total	**(2,184,020)**	**(1,693,671)**

Legal, advisory and consulting expenses include audit fees of the group companies which comprise expenses paid for the audit of financial statements amounting to € 5,884 thousand (2006: € 4,409 thousand) and tax advisory as well as other additional consulting services provided by the auditors amounting to € 986 thousand (2006: € 805 thousand).

Amortisation of intangible fixed assets capitalised in the course of initial consolidation was € 11,998 thousand (2006: € 10,531 thousand).

This is due to scheduled amortisation of the acquired customer base and an impairment loss on the eBanka brand of € 4,268 thousand because of the decision taken in 2007 to merge the bank with *Raiffeisen a.s.*, Prague.

(9) Other operating profit/loss

The position *other operating profit/loss* captures, among other things, sales revenues and expenses from non-banking activities, income and expenses from disposal as well as income from the revaluation of tangible and intangible fixed assets.

€000	2007	2006
Sales revenues from non-banking activities	64,786	48,502
Expenses arising from non-banking activities	(44,338)	(40,743)
Revenues from additional leasing services	58,954	48,829
Expenses from additional leasing services	(62,705)	(49,746)
Rental income from real estate	3,216	4,690
Rental income from other operating lease	22,021	15,120
Net proceeds from disposal of tangible and intangible fixed assets	(2,846)	815
Other taxes	(43,153)	(32,539)
Income from release of negative goodwill	12,862	7,764
Net expense from allocation and release of other provisions	(17,158)	(12,043)
Sundry operating income	29,251	26,822
Sundry operating expenses	(25,968)	(21,734)
Total	**(5,078)**	**(4,263)**

(10) Income from disposal of group assets

Income from disposal of group assets amounting to € 26,517 thousand (2006: € 506,553 thousand) is mainly due to income arising from disposal of *SINESCO Energiaszolgáltató Kft.*, Budapest (€ 11,038 thousand), and *Arena Corner Ingatlanfejlesztő Kft.*, Budapest (€ 14,559 thousand).

(11) Income taxes

Income taxes break down as follows:

€000	2007	2006
Current income taxes	(246,900)	(245,455)
Austria	4,078	(1,336)
Foreign	(250,978)	(244,119)
Deferred taxes	(17,249)	40,215
Total	**(264,149)**	**(205,240)**

Raiffeisen International Bank-Holding AG and three of its domestic subsidiaries form a joint tax entity headed by *Raiffeisen Zentralbank Österreich Aktiengesellschaft*. This enables them to allocate Group member losses to the Group parent's tax income. As tax apportionment, *Raiffeisen International Bank-Holding AG* received a tax equalization of € 11,344 thousand (2006: € 1,781 thousand) from *Raiffeisen Zentralbank Österreich Aktiengesellschaft*.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

The following transition shows the relation between profit before tax and the effective tax burden:

€000	2007	2006
Profit before tax	**1,237,604**	**1,479,612**
Theoretical income tax expense in the financial year based on the domestic income tax rate of 25 per cent	(309,401)	(369,903)
Effect of divergent foreign tax rates	61,620	39,570
Tax deductions because of tax-exempted income from equity participations and other income	64,209	161. 911
Tax increases because of non-deductible expenses	(69,835)	(37,389)
Other tax deductions and tax increases	(10,742)	571
Effective tax burden	**(264,149)**	**(205,240)**
Tax rate in per cent	**21.3**	**13.9**

Last year, the tax rate was influenced by tax-exempted income from the sale of equity participations. The tax rate would have been 23.0 per cent without consideration of this tax-exempted income.

(12) Earnings per share

€000	2007	2006
Consolidated profit	841,258	1,182,126
Average number of ordinary shares outstanding (in 1,000 units)	144,987	142,585
Earnings per share in €	**5.80**	**8.29**

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Last year, earnings per share were influenced by income from sale of equity participations. Regardless of this income from sale of participations, earnings per share would have been € 4.17.

Notes to the balance sheet

(13) Balance sheet according to valuation categories

The following table shows balance sheet according to IAS 39 valuation categories:

Assets according to valuation categories *€000*	***31/12/2007***	***31/12/2006***	***Change***
Trading assets	***2,901,687***	***2,719,441***	***6.7%***
Positive fair values of derivative financial instruments	*620,694*	*349,233*	*77.7%*
Shares and other variable-yield securities	*77,968*	*26,741*	*191.6%*
Bonds, notes and other fixed-interest securities	*2,189,133*	*2,284,556*	*(4.2)%*
Call/time deposits for trading purposes	*13,892*	*3,224*	*(330.9)%*
Loans held for trading	-	*55,687*	*(100.0)%*
Financial assets at fair value through profit or loss	***1,566,157***	***995,093***	***57.4%***
Shares and other variable-yield securities	*101,726*	*40,391*	*151.9%*
Bonds, notes and other fixed-interest securities	*1,464,431*	*954,702*	*53.4%*
Financial assets available-for-sale	***40,189***	***8,423***	***377.1%***
Other interests	*40,189*	*8,423*	*377.1%*
Loans and advances	***63,348,262***	***47,023,670***	***34.7%***
Loans and advances to banks	*14,717,389*	*12,266,078*	*20.0%*
Loans and advances to customers	*48,834,763*	*34,977,907*	*39.6%*
Other non-derivative financial assets	*899,276*	*651,741*	*38.0%*
Impairment losses on loans and advances	*(1,103,166)*	*(872,056)*	*26.5%*
Financial assets held-to-maturity	***2,528,165***	***2,783,975***	***(9.2)%***
Bonds, notes and other fixed-interest securities	*2,483,123*	*2,719,133*	*(8.7)%*
Purchased loans	*45,042*	*64,842*	*(30.5)%*
Other assets	***2,358,345***	***2,336,393***	***0.9%***
Investments in associates and other affiliated companies	*67,940*	*59,912*	*13.4%*
Intangible and tangible fixed assets	*2,290,405*	*2,276,481*	*0.6%*
Total assets	***72,742,805***	***55,866,995***	***30.2%***

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Equity and liabilities according to valuation categories *€000*	***31/12/2007***	***31/12/2006***	***Change***
Trading liabilities	***695,276***	***506,616***	***37.2%***
Negative fair values of derivative financial instruments	*655,827*	*384,160*	*70.7%*
Call/time deposits for trading purposes	*39,449*	*122,456*	*(67.8)%*
Liabilities	***65,110,385***	***50,553,149***	***28.8%***
Deposits from banks	*19,926,970*	*13,813,569*	*44.3%*
Deposits from customers	*40,457,266*	*33,156,349*	*22.0%*
Liabilities evidenced by paper	*2,320,428*	*1,421,705*	*63.2%*
Subordinated capital	*1,531,766*	*1,416,160*	*8.2%*
Other non-derivative financial liabilities	*873,955*	*745,366*	*17.3%*
Provisions for liabilities and charges	***315,006***	***217,646***	***44.7%***
Equity	***6,622,138***	***4,589,583***	***44.3%***
Total equity and liabilities	***72,742,805***	***55,866,995***	***30.2%***

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(14) Cash reserve

€000	2007	2006
Cash in hand	1,360,194	1,136,994
Balances at central banks	2,303,993	2,926,639
Total	**3,664,187**	**4,063,633**

(15) Loans and advances to banks

€000	2007	2006
Giro and clearing business	1,472,477	1,571,209
Money market business	6,379,345	5,332,198
Loans to banks	3,190,584	1,240,844
Purchased loans	197	44,711
Leasing claims	2,083	589
Claims evidenced by paper	8,516	12,894
Total	**11,053,202**	**8,202,445**

Purchased loans belong to the valuation category "loans and advances at amortised cost".

Loans and advances to banks classified regionally (counterparty's seat) are as follows:

€000	2007	2006
Central Europe (CE)	2,199,575	1,593,810
Southeastern Europe (SEE)	2,975,350	1,751,014
Commonwealth of Independent States (CIS)	1,050,834	680,849
Austria	3,433,345	2,172,241
Other countries	1,394,098	2,004,531
Total	**11,053,202**	**8,202,445**

Loans and advances break down into the following bank segments:

€000	2007	2006
Central banks	4,359,887	2,525,284
Commercial banks	6,673,871	5,664,804
Multinational development banks (MDB)	19,444	12,357
Total	**11,053,202**	**8,202,445**

(16) Loans and advances to customers

€000	2007	2006
Credit business	24,536,378	17,614,531
Money market business	7,897,361	7,088,688
Mortgage loans	12,432,568	7,382,082
Purchased loans	564,431	633,451
Leasing claims	3,442,243	2,307,257
Claims evidenced by paper	6,825	16,740
Total	**48,879,806**	**35,042,749**

Purchased loans amounting to € 45,042 thousand (2006: € 64,842 thousand) are assigned to the valuation category "held-to-maturity". Purchased loans classified as "loans and advances at amortised cost" totalled € 519,389 thousand (2006: € 568,609 thousand).

Loans and advances to customers break down into business segments according to Basel II definition as follows:

€000	2007	2006
Sovereigns	966,311	869,982
Corporate customers – large	25,693,068	18,019,128
Corporate customers – small business	4,496,309	3,657,988
Retail customers – private individuals	15,002,801	10,299,306
Retail customers – small and medium-sized entities	2,594,310	2,113,896
Other	127,007	82,449
Total	**48,879,806**	**35,042,749**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Loans and advances to customers classified regionally (counterparty's seat) are as follows:

€000	2007	2006
Central Europe (CE)	20,328,114	15,101,964
Southeastern Europe (SEE)	10,975,606	8,404,893
Commonwealth of Independent States (CIS)	14,185,500	9,728,478
Austria	18,044	9,337
Other countries	3,372,542	1,798,077
Total	**48,879,806**	**35,042,749**

(17) Impairment losses on loans and advances

Provisions for impairment losses are formed in accordance with uniform Group standards and cover all recognisable counterparty risks. A table with the development of the impairment losses for loans and advances can be found in the risk report on page 244. Provisions for impairment losses are allocated to the following asset classes according to Basel II definition:

€000	2007	2006*
Sovereigns	1,769	192
Banks	645	161
Corporate customers – large	465,175	374,801
Corporate customers – small business	127,001	100,996
Retail customers – private individuals	422,663	307,877
Retail customers – small and medium-sized entities	85,913	88,029
Total	**1,103,166**	**872,056**

* The previous year figures were adapted according to the new asset classes.

(18) Trading assets

The trading assets consist of the following securities and derivative instruments held for trading:

€000	2007	2006
Bonds, notes and other fixed-interest securities	**2,048,955**	**2,284,556**
Treasury bills and bills of public authorities eligible for refinancing	745,719	701,667
Other securities issued by the public sector	469,038	775,308
Bonds and notes of non-public issuers	834,198	807,581
Shares and other variable-yield securities	**77,968**	**24,693**
Shares and comparable securities	75,001	24,693
Mutual funds	2,967	-
Positive fair values of derivative financial instruments	**528,369**	**313,470**
Interest-based transactions	140,032	75,855
Currency-based transactions	381,104	233,372
Equity-/index-based transactions	6,513	4,243
Other transactions	720	–
Call/time deposits for trading purposes	**13,892**	**3,224**
Loans held for trading	**–**	**55,687**
Pledged securities ready to be sold/repledged by transferee	**140,178**	**2,048**
Total	**2,809,362**	**2,683,678**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(19) Derivatives

€000	2007	2006
Positive fair values of derivatives in fair value hedges (IAS 39)	**5,997**	**5,545**
Interest-based transactions	5,997	1,645
Equity-/index-based transactions	–	3,900
Positive fair values of banking book derivatives without hedge accounting	**86,328**	**30,219**
Interest-based transactions	24,224	5,667
Currency-based transactions	62,104	24,552
Total	**92,325**	**35,764**

Insofar as the conditions for hedge accounting according to IAS 39 are fulfilled, derivative financial instruments are measured at their fair values (*dirty prices*) in their function as hedging instruments. The hedged items in connection with fair value hedges are loans and advances to customers. The hedged risks are interest rate risks. The changes in carrying amount of the hedged underlying transactions in IAS 39 *fair value hedges* are included in the respective balance sheet items.

The item also includes the positive fair values of derivative financial instruments that neither are held for trading nor constitute fair value hedging instruments under IAS 39.

(20) Financial investments

This item comprises securities available-for-sale, financial assets at fair value through profit or loss and securities held-to-maturity as well as strategic equity participations held on a long-term basis.

€000	2007	2006
Bonds, notes and other fixed-interest securities	**3,931,519**	**3,673,835**
Treasury bills and bills of public authorities eligible for refinancing	1,692,911	1,789,510
Other securities issued by the public sector	1,601,183	1,246,907
Bonds and notes of non-public issuers	613,446	635,941
Money market instruments	23,980	1,477
Shares and other variable-yield	**101,726**	**35,350**
Shares	822	3,018
Mutual funds	100,903	32,332
Pledged securities ready to be sold/repledged by transferee	**16,035**	**5,041**
Equity participations	**84,135**	**43,629**
Interests in affiliated companies	43,946	35,205
Other interests	40,189	8,424
Total	**4,133,415**	**3,757,854**

Equity participations valued at amortised cost for which fair values could not be reliably measured amounted to € 40,189 thousand (2006: € 8,424 thousand).

Raiffeisen International concluded syndicate contracts with the respective shareholders of the following subsidiaries:

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Raiffeisenbank a.s. (Czech Republic), *Tatra banka a.s.* (Slovakia), *Raiffeisen Bank, Zrt.* (Hungary) respectively *Raiffeisen-RBHU Holding GmbH* (Austria), *Raiffeisen Krekova banka d.d.* (Slovenia), *Raiffeisenbank Austria d.d.* (Croatia). These syndicate contracts regulate especially options between direct and indirect shareholders.

The syndicate contracts expire if control over the company changes – also in the case of a takeover bid. The following agreement has been made with the European Bank for Reconstruction and Development (EBRD) regarding *Priorbank, OAO* (Belarus): EBRD has the option to sell all shares held in Priorbank, OAO (Belarus) to the company, if control over the company changes.

(21) Investments in associates

Financial information on associated companies is shown in the following table

€000	Total assets	Total revenues	Profit after tax	Shareholders' equity
Raiffeisen stavebni sporitelna, a.s., Prague (CZ)	1,691,646	40,957	7,250	45,205
Raiffeisen Banca pentru Locuinte S.A., Bucharest (RO)	76,460	4,201	(4,277)	14,667
Raiffeisen stambena stedionica d.d., Zagreb (HR)	277,814	11,926	(4,178)	11,044

Further information regarding associated companies is stated on page 286.

(22) Intangible fixed assets

€000	2007	2006
Goodwill	757,031	839,239
Software	191,127	165,580
Other intangible fixed assets	188,651	215,928
Total	**1,136,809**	**1,220,747**

The item software comprises acquired software amounting to € 188,486 thousand (2006: € 163,517 thousand) and developed software amounting to € 2,641 thousand (2006: € 2,063 thousand).

(23) Tangible fixed assets

€000	2007	2006
Land and buildings used by the Group for own purposes	505,255	487,257
Other land and buildings (investment property)	15,592	12,769
Office furniture and equipment as well as other tangible fixed assets	450,195	450,788
Leased assets (operating lease)	182,554	104,919
Total	**1,153,596**	**1,055,733**

The fair value of investment property totalled € 18,457 thousand (2006: € 12,769 thousand).

(24) Development of fixed assets

Intangible and tangible fixed assets developed in the financial year 2007 as follows:

€000	As of 1/1/2007	Change in consolidated group	Cost of acquisition or conversion: Exchange differences	Additions	Disposals	Transfers	As of 31/12/2007
Intangible fixed assets	**1,446,208**	**2,053**	**(70,127)**	**113,609**	**(69,047)**	**(47)**	**1,422,649**
Goodwill	878,294	1,755	(49,683)	–	(37,719)	–	792,647
Software	331,082	298	(517)	101,154	(30,958)	(59)	401,001
Other intangible fixed assets	236,832	–	(19,928)	12,455	(370)	12	229,001
Tangible fixed assets	**1,635,596**	**(62,697)**	**(63,736)**	**466,852**	**(138,495)**	**47**	**1,837,567**
Land and buildings used by the Group for own purposes	600,069	–	(46,978)	90,373	(17,240)	1,742	627,967
Other land and buildings	25,330	(488)	(452)	9,700	(1,169)	2,899	35,820
of which land value of developed land	7,510	–	(738)	657	–	–	7,429
Office furniture and equipment as well as other tangible fixed assets	868,626	(59,950)	(18,867)	229,964	(93,919)	(6,475)	919,379
Leased assets (operating lease)	141,571	(2,259)	2,561	136,815	(26,167)	1,881	254,401
Total	**3,081,805**	**(60,644)**	**(133,864)**	**580,461**	**(207,542)**	**–**	**3,260,216**

€000	Write-ups, amortisation, depreciation, impairment: Cumulative	Write-ups	Depreciation	Book value As of 31/12/2007
Intangible fixed assets	**(285,840)**	**53**	**(69,924)**	**1,136,809**
Goodwill	(35,616)	–	–	757,031
Software	(209,874)	42	(47,651)	191,127
Other intangible fixed assets	(40,350)	11	(22,273)	188,651
Tangible fixed assets	**(683,971)**	**136**	**(152,634)**	**1,153,596**
Land and buildings used by the Group for own purposes	(122,712)	–	(20,516)	505,255
Other land and buildings	(20,228)	–	(8,332)	15,592
of which land value of developed land	–	–	–	7,429
Other tangible fixed assets	(469,184)	136	(106,271)	450,195
Leased assets (operating lease)	(71,847)	–	(17,515)	182,554
Total	**(969,811)**	**189**	**(222,558)**	**2,290,405**

Intangible and tangible fixed assets developed in the financial year 2006 as follows:

€000	As of 1/1/2006	Change in consolidated group	Cost of acquisition or conversion: Exchange differences	Additions	Disposals	Transfers	As of 31/12/2006
Intangible fixed assets	**1,053,517**	**411,586**	**(59,211)**	**80,727**	**(31,093)**	**(9,317)**	**1,446,208**
Goodwill	565,944	358,926	(46,575)	–	–	–	878,294
Software	250,204	25,483	8,052	72,011	(30,723)	6,056	331,082
Other intangible fixed assets	237,369	27,177	(20,688)	8,716	(370)	(15,373)	236,832
Tangible fixed assets	**1,161,061**	**219,418**	**7,374**	**376,650**	**(138,224)**	**9,317**	**1,635,596**
Land and buildings used by the Group for own purposes	375,388	168,841	(5,071)	64,775	(17,539)	13,675	600,069
Other land and buildings	11,771	525	(416)	3,588	(7,443)	17,305	25,330
of which land value of developed land	853	6,696	(48)	8	–	–	7,510
Office furniture and equipment as well as other tangible fixed assets	693,474	45,953	12,897	223,944	(105,618)	(2,024)	868,626
Leased assets (operating lease)	80,428	4,099	(36)	84,343	(7,624)	(19,639)	141,571
Total	**2,214,578**	**631,004**	**(51,837)**	**457,377**	**(169,317)**	**–**	**3,081,805**

€000	Write-ups, amortisation, depreciation, impairment: Cumulative	Write-ups	Depreciation	Book value As of 31/12/2006
Intangible fixed assets	**(225,461)**	**23**	**(49,024)**	**1,220,747**
Goodwill	(39,055)	–	–	839,239
Software	(165,502)	23	(35,326)	165,580
Other intangible fixed assets	(20,904)	–	(13,698)	215,928
Tangible fixed assets	**(579,863)**	**5,022**	**(132,034)**	**1,055,733**
Land and buildings used by the Group for own purposes	(112,812)	49	(17,512)	487,257
Other land and buildings	(12,561)	–	(4,656)	12,769
of which land value of developed land	–	–	–	7,510
Other tangible fixed assets	(417,838)	1,405	(96,656)	450,788
Leased assets (operating lease)	(36,651)	3,569	(13,211)	104,919
Total	**(805,324)**	**5,045**	**(181,059)**	**2,276,481**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Additions to intangible and tangible assets did not include major individual investments.

(25) Other assets

€000	**2007**	**2006**
Tax assets	166,543	95,488
Current tax assets	96,269	22,437
Deferred tax assets	70,274	73,051
Receivables arising from non-banking activities	83,489	47,569
Prepayments and other deferrals	227,536	242,938
Clearing claims from securities and payment transfer business	99,833	18,710
Lease in progress	101,709	52,774
Any other business	220,165	194,262
Total	**899,275**	**651,741**

Assets held for sale according to IFRS 5 amounting to € 1,930 thousand (2006: € 560 thousand) were recognised in other assets.

Deferred taxes break down as follows:

€000	**2007**	**2006**
Deferred tax assets	70,274	73,051
Provisions for deferred taxes	45,769	34,230
Net deferred taxes	**24,505**	**38,821**

The net deferred taxes result from the following items:

€000	**2007**	**2006**
Loans and advances to customers	69,339	43,763
Impairment losses on loans and advances	29,681	31,125
Tangible and intangible fixed assets	33,761	15,392
Other assets	11,087	26,168
Provisions for liabilities and charges	20,961	14,531
Trading liabilities	37,809	20,551
Other liabilities	39,910	18,370
Tax loss carry-forwards	7,858	7,670
Other balance sheet items	23,344	29,120
Deferred tax assets	**273,750**	**206,690**
Loans and advances to banks	23,369	430
Loans and advances to customers	8,136	9,149
Trading assets	43,560	30,244
Tangible and intangible fixed assets	74,631	51,174
Deposits from customers	15,113	11,407
Provisions for liabilities and charges	17,899	14,598
Other liabilities	26,155	30,745
Other balance sheet items	40,382	20,122
Deferred tax liabilities	**249,245**	**167,869**
Net deferred taxes	**24,505**	**38,821**

Deferred income tax assets are recognised for unused tax loss carry-forwards and amounted to € 7,858 thousand (2006: € 7,670 thousand). The tax loss carry-forwards are mainly without any time limit. The Group did not recognise deferred income tax assets of € 2,484 thousand (2006: € 4,759 thousand) because from present point of view there is no prospect to realise them within a reasonable period of time.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(26) Deposits from banks

€000	2007	2006
Giro and clearing business	521,925	980,684
Money market business	6,292,644	5,564,998
Long-term loans	13,112,401	7,267,887
Total	**19,926,970**	**13,813,569**

Raiffeisen International refinances itself periodically with international commercial banks and multinational development banks. These credit contracts contain ownership clauses normally used in business. These clauses give permission to an exceptional termination if Raiffeisen Zentralbank Österreich Aktiengesellschaft loses the majority shareholding in Raiffeisen International. This would lead to increased refinancing cost for Raiffeisen International in the future.

Deposits from banks classified regionally (counterparty's seat) break down as follows:

€000	2007	2006
Central Europe (CE)	1,620,452	1,427,102
Southeastern Europe (SEE)	451,519	501,216
Commonwealth of Independent States (CIS)	750,192	556,031
Austria	10,731,527	7,321,463
Other countries	6,373,280	4,007,757
Total	**19,926,970**	**13,813,569**

The deposits break down into the following bank segments:

€000	2007	2006
Central banks	52,994	105,962
Commercial banks	19,482,361	13,213,524
Multinational development banks (MDB)	391,615	494,083
Total	**19,926,970**	**13,813,569**

(27) Deposits from customers

€000	2007	2006
Sight deposits	17,584,928	14,518,823
Time deposits	21,628,344	17,309,420
Savings deposits	1,243,994	1,328,106
Total	**40,457,266**	**33,156,349**

Deposits break down as follows according to Basel II definition:

€000	2007	2006
Sovereigns	1,198,761	1,053,330
Corporate customers – large	14,874,853	11,711,737
Corporate customers – small business	2,965,115	2,014,338
Retail customers – private individuals	17,460,966	15,483,719
Retail customers – small and medium-sized entities	3,500,356	2,396,091
Others	457,215	497,134
Total	**40,457,266**	**33,156,349**

Deposits from customers classified regionally (counterparty's seat) are as follows:

€000	2007	2006
Central Europe (CE)	17,005,537	14,197,545
Southeastern Europe (SEE)	12,868,098	10,300,625
Commonwealth of Independent States (CIS)	9,071,139	7,344,326
Austria	142,874	159,727
Other countries	1,369,618	1,154,126
Total	**40,457,266**	**33,156,349**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(28) Liabilities evidenced by paper

€000	2007	2006
Bonds and notes issued	1,620,571	843,106
Money market instruments issued	–	60,911
Other liabilities evidenced by paper	699,857	517,689
Total	**2,320,428**	**1,421,706**

(29) Provisions for liabilities and charges

€000	As of 1/1/2007	Change in consolidated group	Allocation	Release	Usage	Transfers, exchange differences	As of 31/12/2007
Severance payments	1,559	79	4,723	(166)	(51)	1,581	7,725
Retirement benefits	4,416	–	7	(40)	(168)	427	4,642
Taxes	60,589	954	89,627	(7,370)	(59,484)	(2,531)	81,785
Current taxes	26,359	16	68,674	(421)	(57,447)	(1,165)	36,016
Deferred taxes	34,230	938	20,953	(6,949)	(2,037)	(1,366)	45,769
Contingent liabilities and commitments	50,045	–	48,313	(30,378)	–	(185)	67,795
Pending legal issues	33,567	–	15,532	(1,607)	(1,434)	174	46,232
Overdue vacation	20,699	27	23,871	(8,419)	(1,553)	(958)	33,667
Restructuring	3,036	–	–	(2,759)	–	(22)	255
Others	43,735	(343)	48,423	(11,813)	(3,856)	(3,239)	72,907
Total	**217,646**	**717**	**230,496**	**(62,552)**	**(66,546)**	**(4,753)**	**315,008**

Severance payments include also provisions for anniversary payments amounting to € 2,169 thousand (2006: € 370 thousand). Due to minor importance, details to provisions for retirement benefits and severance payments are not reported.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(30) Trading liabilities

€000	2007	2006
Negative fair values of derivative financial instruments	501,561	363,762
Interest-based transactions	141,705	84,819
Currency-based transactions	352,009	274,321
Equity-/index-based transactions	7,206	4,622
Other transactions	640	-
Call/time deposits for trading purposes	39,449	122,456
Total	**541,010**	**486,218**

(31) Derivatives

€000	2007	2006
Negative fair values of derivatives in fair value hedges (IAS 39)	**20**	**827**
Interest-based transactions	20	13
Currency-based transactions	-	814
Negative fair values of derivatives in cash flow hedges (IAS 39)	**8,302**	-
Interest-based transactions	8,302	-
Negative fair values of bankbook derivatives without hedge accounting	**145,943**	**19,571**
Interest-based transactions	78,720	6,231
Currency-based transactions	64,223	13,277
Equity-/index-based transactions	3,000	63
Total	**154,265**	**20,398**

Insofar as the conditions for hedge accounting according to IAS 39 are fulfilled, derivative financial instruments are measured at their fair values (*dirty prices*) in their function as hedging instruments. The hedged items in connection with fair value hedges are loans and advances to customers. The hedged risks are interest rate risks. As of 31 December 2007, variable-interest refinancing of *VAT Raiffeisen Bank AVAL*, Kiev, was hedged against the risk of changes in future cash flows by applying interest rate swaps which are reported as *cash flow hedge*. The effective part of this hedge amounts to € 7,941 thousand and was recognised directly in equity.

(32) Other liabilities

€000	2007	2006
Liabilities from non-banking activities	111,754	79,313
Accruals and deferred items	193,479	133,419
Liabilities arising from dividends	169	37,128
Clearing claims from securities and payment transfer business	259,127	155,009
Any other business	309,425	340,497
Total	**873,954**	**745,366**

(33) Subordinated capital

€000	2007	2006
Subordinated liabilities	930,167	821,394
Supplementary capital	601,599	594,766
Total	**1,531,766**	**1,416,160**

Of total subordinated capital, *Raiffeisen Zentralbank Österreich Aktiengesellschaft* and other subsidiaries of RZB provided € 1,356,525 thousand (2006: € 1,251,160 thousand). The following table contains borrowings which exceed 10 per cent of the subordinated capital.

€000	Amount	Currency	Interest rate	Due
Non-cumulative Subordinated Perpetual Callable Step-up	500,000	EUR	EURIBOR +1.1%	-

In 2007, expenses on subordinated liabilities totalled € 84,019 thousand (2006: € 52,046 thousand).

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(34) Equity and minorities

€000	2007	2006*
Consolidated equity	4,986,179	2,803,601
Subscribed capital	469,215	433,719
Capital reserves	2,587,709	1,389,795
Retained earnings	1,929,255	980,087
Consolidated profit	841,258	1,182,126
Minority interests	794,701	603,856
Total	**6,622,138**	**4,589,583**

* As of 1 January 2006, retained earnings amounting to € 36,780 thousand were transferred to capital reserves due to an inaccurate reporting in the past periods

Subscribed capital

The subscribed capital of Raiffeisen International Bank-Holding AG as defined by the articles of incorporation amounted to € 471,736 thousand as of 31 December 2007. It comprises 154,667,500 no-par bearer shares. Excluding own shares of 826,223, the stated subscribed capital totalled € 469,216 thousand.

According to the resolution in the Annual General Meeting held on 5 June 2007, the subscribed capital was increased from € 434,517 thousand by € 931 thousand to € 435,449 thousand by converting the corresponding partial amount of tied capital reserves without issuing new shares for the purpose of smoothing out the share in nominal capital due on each share.

The Annual General Meeting held on 5 June 2007 authorised the Managing Board to acquire own shares, pursuant to Section 65 (1), items 4 and 8 of the *Austrian Joint Stock Companies Act (AktG)*, during a period of 18 months as of the date of the resolution on the acquisition of new shares, up to 10 per cent of the subscribed capital of the company. The Managing Board was given the authorization to decide, with the approval of the Supervisory Board, on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The present authorisation replaced the authorisation, adopted by the Annual General Meeting held on 7 June 2006, to buy back own shares.

The purchase of own shares mainly serves as a coverage for the liabilities of the company in connection with the share incentive program granted to the Managing Board and other executives of the group. These bonus payments are carried out by receiving shares of the company.

As of 5 October 2007, the subscribed capital was increased by issuing 11,897,500 new shares – subscription ratio was 1:12 – from € 435,449 thousand to € 471,736 thousand. The share price was € 104.00. The capital increased – after deduction of cost of issue and after consideration of the appropriate advantages arising from income taxes – to € 1,219,834 thousand. The new shares are fully entitled to dividend payments for 2007.

Authorized capital

In the Annual General Meeting held on 5 June 2007, the authorization of the Managing Board (unused to date) pursuant to Section169 of the *Austrian Joint Stock Companies Act* to increase the subscribed capital by a maximum of € 217,259 thousand within five years after registration in the Company Register by issuing up to a maximum of 71,385,000 no-par bearer shares with voting rights was withdrawn. At the same time, the Managing Board was authorized to increase the subscribed capital by a maximum of € 217,724 thousand by issuing up to a maximum of 71,385,000 no-par bearer shares with voting rights within five years, after having the respective change in the Articles of Association recorded in the Company Register, against a contribution in cash and/or in kind, also by way of an indirect subscription right via a credit institute, pursuant to Section 153 (6) of the *Austrian Joint Stock Companies Act*, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The Supervisory Board or a committee thus autho-rized by the Supervisory Board was authorized to adopt amendments of the Articles of Association that result from utilizing the approved capital.

The number of authorised shares but not yet issued totalled 59,487,500 no-par shares after the capital increase.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Dividend proposal

The Managing Board intends to propose at the Annual General Meeting that a dividend of € 0.93 per ordinary share be distributed from Raiffeisen International Bank-Holding AG's profit for the financial year 2007, which represents a maximum distribution of € 143,841 thousand, and that the remaining amount be carried forward.

The statement of changes in equity is shown on page 132. The number of shares outstanding developed as follows

Number of shares	***2007***	***2006***
Number of shares issued as of 1/1	*142,770,000*	*142,770,000*
New shares issued	*11,897,500*	–
Number of shares issued as of 31/12	***154,667,500***	***142,770,000***
Own shares as of 1/1	*(262,260)*	*(95,260)*
Purchase of own shares	*(563,963)*	*(202,137)*
Sale of own shares	–	*35,137*
Less own shares as of 31/12	***(826,223)***	***(262,260)***
Number of shares outstanding as of 31/12	***153,841,277***	***142,507,740***

Share-based remuneration

As of 31 December 2007, the contingent allotment under the share incentive program came to 235,712 no-par shares (111,687 shares are due to the allotment of 2005, 69,452 shares to 2006 and 54,573 shares to 2007).

The originally announced share allotment has changed as a result of various management changes in the Group units and is shown on an aggregated level in the table:

Share Incentive Program (SIP) 2005-2007 *Group of persons*	***Number of contingently allotted shares as of 31/12/2007***	***Minimum allotment of shares***	***Maximum allotment of shares***
Members of the Managing Board of Raiffeisen International Bank-Holding AG	*67,953*	*16,989*	*101,930*
Members of the managing boards of bank subsidiaries affiliated with Raiffeisen International Bank-Holding AG	*129,307*	*32,327*	*194,961*
Executives of Raiffeisen International Bank-Holding AG and other affiliated companies	*38,452*	*9,539*	*57,230*

The shares required for the SIP have been raised through share buybacks. In 2007, Raiffeisen International bought back 563,963 no-par shares at a weighted average price of € 51.19. The low average price is because an option on shares of Raiffeisen International was exercised. The expenses resulting from the program are recognised in income statement as staff expenses.

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(35) Breakdown of remaining terms to maturity

31/12/2007 €000	Due at call or without maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
Cash reserve	3,664,187	–	–	–	–
Loans and advances to banks	3,375,244	7,185,875	375,847	50,734	65,502
Loans and advances to customers	4,036,866	7,117,370	10,161,237	16,613,563	10,950,770
Trading assets	102,836	528,761	426,533	1,216,436	534,796
Financial investments	168,999	452,664	1,023,382	1,917,848	570,521
Investments in associates	23,994	–	–	–	–
Sundry assets	1,378,350	575,587	116,668	96,414	11,820
Total assets	**12,750,476**	**15,860,258**	**12,103,667**	**19,894,994**	**12,133,409**
Deposits from banks	1,587,903	3,569,576	5,542,348	8,504,989	722,154
Deposits from customers	17,689,290	15,819,989	5,048,597	1,785,258	114,132
Liabilities evidenced by paper	–	515,549	368,907	1,255,171	180,801
Trading liabilities	39,417	288,006	161,588	38,660	13,339
Subordinated capital	503,628	10,329	6,310	387,139	624,360
Sundry liabilities	535,475	674,872	49,573	55,386	27,922
Subtotal	**20,355,713**	**20,878,323**	**11,177,323**	**12,026,601**	**1,682,708**
Equity	6,622,138	–	–	–	–
Total equity and liabilities	**26,977,850**	**20,878,323**	**11,177,323**	**12,026,601**	**1,682,708**

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31/12/2006 €000	Due at call or without maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
Cash reserve	4,063,633	–	–	–	–
Loans and advances to banks	2,180,524	5,496,817	337,658	135,564	51,882
Loans and advances to customers	3,043,373	5,251,089	7,722,049	12,801,298	6,224,940
Trading assets	48,354	485,735	448,435	1,167,080	534,073
Financial investments	78,951	716,049	944,306	1,757,999	260,549
Investments in associates	24,707	–	–	–	–
Sundry assets	1,643,092	290,978	92,990	60,211	4,658
Total assets	**11,082,635**	**12,240,668**	**9,545,438**	**15,922,152**	**7,076,102**
Deposits from banks	1,391,468	2,932,150	2,426,945	6,553,260	509,745
Deposits from customers	15,264,858	11,796,518	4,488,626	1,462,714	143,633
Liabilities evidenced by paper	–	350,298	281,895	731,172	58,340
Trading liabilities	126,668	110,098	191,163	45,173	13,116
Subordinated capital	503,090	8,961	17,203	220,832	666,074
Sundry liabilities	552,709	336,823	62,145	27,948	3,787
Subtotal	**17,838,792**	**15,534,848**	**7,467,977**	**9,041,099**	**1,394,695**
Equity	4,589,583	–	–	–	–
Total equity and liabilities	**22,428,376**	**15,534,848**	**7,467,977**	**9,041,099**	**1,394,695**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(36) Related parties

Companies can carry out business with related parties that may affect the entity's asset, financial and earnings position. The following related companies have been identified mainly as related parties: Parent companies are *Raiffeisen-Landesbanken-Holding GmbH* and *Raiffeisen Zentralbank Österreich Aktiengesellschaft*. Companies with a significant influence are mainly *Raiffeisen-Holding Niederösterreich-Wien registrierte Genossenschaft mit beschränkter Haftung* and *Raiffeisenlandesbank Niederösterreich - Wien AG*.

Disclosures on Raiffeisen International's relations to key management are reported under note (52) relations to key management:

As of 31 December 2007, the transactions with related parties are as follows:

€000	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at equity	Other interests
Loans and advances to banks	3,263,484	56,366	5,759	40	22,275
Loans and advances to customers	–	–	194,415	73	21,844
Trading assets	21,900	–	5,373	–	1,305
Financial investments	–	–	43,946	10,677	40,189
Investments in associates	–	–	–	23,994	–
Other assets including derivatives	41,917	–	1,035	45	2
Deposits from banks	9,939,772	36,057	1,262,594	12,986	129,763
Deposits from customers	1,940	–	36,659	1,556	19,142
Liabilities evidenced by paper	43,064	–	–	–	–
Provisions for liabilities and charges	2,011	–	3	–	–
Trading liabilities	24,082	–	–	–	–
Other liabilities including derivatives	104,957	–	2,454	297	257
Subordinated capital	824,451	22,945	532,074	–	–
Guarantees given	385,786	–	2,435	9,992	2,147
Guarantees received	148,711	1,181	1,345	270	885

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

As of 31 December 2006, the transactions with related parties are as follows:

€000	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at equity	Other interests
Loans and advances to banks	1,973,823	4,013	13,040	18	776
Loans and advances to customers	–	–	145,272	70	393
Trading assets	15,506	–	810	–	11,108
Financial investments	–	–	35,205	4,738	8,424
Investments in associates	–	–	–	24,707	–
Other assets including derivatives	24,104	–	1,742	1	682
Deposits from banks	6,515,088	75,971	337,294	16,363	15,421
Deposits from customers	43	–	112,026	1,258	3,860
Liabilities evidenced by paper	13,599	–	–	–	–
Provisions for liabilities and charges	78	–	643	–	–
Trading liabilities	11,572	–	–	749	4
Other liabilities including derivatives	26,983	–	31,159	32	95
Subordinated capital	748,071	–	503,090	–	–
Guarantees given	226,679	34	–	11	8
Guarantees received	75,618	1,342	–	–	986

(37) Foreign currency volumes

The consolidated financial statements consist of the following volumes of assets and liabilities denominated in foreign currencies:

€000	2007	2006
Assets	52,761,972	40,788,333
Liabilities	45,887,741	36,922,260

(38) Foreign assets/liabilities

Assets and liabilities with counterparties outside Austria are as follows:

€000	2007	2006
Assets	66,710,357	51,157,247
Liabilities	54,512,098	43,059,740

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(39) Securitisation

Securitisation is the packaging of designated portfolios of loans or leasing claims with an appropriate level of credit enhancement and the redistribution of these portfolios to investors. The objective of Raiffeisen International's securitisation is to ease the strain on the Group's regulatory own funds and to use additional refinancing sources.

In financial year 2007, the true sale transaction *ROOF Russia 2007-1* with a volume of USD 400 million was executed for the *ZAO Raiffeisenbank a.s.*, Moscow, as seller of claims. In this transaction, car loans of retail customers were securitised and transferred to *Roof Russia S.A., Luxembourg* (L). As the portfolio's significant chances and risks remain within the Group, the special purpose vehicle is integrated into the consolidated group. Therefore both securitised loans and securitised loans towards external investors are disclosed in the consolidated financial statements.

The junior tranche was purchased by a group unit and hence as a group-internal position, it was cleared with the corresponding group-internal loans. A credit default swap is used as securitisation in the Synthetic transaction *ROOF CEE 2006-1* which is concluded between *Raiffeisenbank Polska S. A.*, Warsaw (PL), and *Raiffeisenbank a.s.*, Prague (CZ), as well as the German *Kreditanstalt für Wiederaufbau (KfW)*. The credit default swap serves as it is often used in synthetic transactions as financial guarantee. Both Raiffeisen banks are the beneficiary and KfW takes the credit risks arising from the portfolio of company loans at terms agreed.

Due to the three securitisation programs placed up to now, the intended relief of the risk weighted assets was achieved.

The following transactions are executed in 2007 and 2006:

€000	Seller of claims or secured party	Date of contract	End of maturity	Volume 2007	Volume 2006	Portfolio	Junior tranche
True Sale Transaction ROOF Russia 2007-1	*ZAO Raiffeisenbank Austria, Moscow(RU)*	*May 2007*	*May 2017*	*297,000*	*-*	*Car loans*	*1.9%*
True Sale Transaction ROOF Poland 2006	*Raiffeisen Leasing Polska S.A., Warsaw (PL)*	*January 2006*	*December 2014*	*-*	*167,000*	*Car leasing contracts*	*1.3%*
Synthetic Transaction ROOF CEE 2006-1	*Raiffeisenbank Polska S.A.,Warsaw (PL) Raiffeisenbank a.s., Prague (CZ)*	*March 2006*	*March 2019*	*-*	*450,000*	*Company loans*	*1.8%*

In all transactions, own funds requirements for the junior tranche (first loss piece) were taken by group companies.

Within the scope of synthetic securitisations, the non-derecognised loans came up to € 402,204 thousand at year end (2006: € 463,906 thousand). The fluctuation of amounts in comparison to the volumes at the beginning of the transactions is due to the fact that volumes matured in the meantime as well as to currency fluctuations. Furthermore, originators like *Raiffeisenbank Polska S.A.*, Warsaw (PL), and *Raiffeisenbank a.s.*, Prague (CZ), differently exercised the option to refill the volumes in a marginal extent respectively to exceed the original values slightly.

From a Group view, the non-derecognised loans arising from the true sale transaction *ROOF Poland 2006* amounted to € 178,149 thousand at year end (2006: € 164,517). In this case, the fluctuation is mainly due to currency fluctuations as matured volumes have been refilled during the period.

Regarding the true sale transaction *ROOF Russia 2007-1*, the non-derecognised loans from a Group view totalled € 254,199 thousand, whereas the decrease of the value in comparison to the original transaction value is due to the volumes matured meanwhile.

(40) Genuine repurchase agreements

The following repurchase and redelivery commitments are shown as of the balance sheet date:

€000	2007	2006
Genuine repurchase agreements as borrower		
Deposits from banks	177,756	308,024
Deposits from customers	117,520	140,511
Total	**295,276**	**448,535**

€000	2007	2006
Genuine repurchase agreements as lender (reverse repurchase agreement)		
Loans and advances to banks	1,480,250	943,862
Loans and advances to customers	92,521	256,667
Total	**1,572,771**	**1,200,529**

Securities sold in a genuine sale and repurchase agreement amounted to € 317,037 thousand (2006: € 460,977 thousand). Securities purchased in a genuine sale and repurchase agreement totalled € 1,931,915 thousand (2006: € 1,345,289 thousand). There were no sold or repledged securities-collaterals in the financial and previous year.

(41) Assets pledged as collateral

The following liabilities are secured by assets shown in the balance sheet:

€000	2007	2006
Deposits from banks	389,116	167,582
Deposits from customers	19,105	49,592
Liabilities evidenced by paper	125,097	121,379
Other liabilities	147,094	80,624
Contingent liabilities and commitments	-	4,252
Total	**680,412**	**423,429**

The following balance sheet assets are provided as collateral for the above mentioned obligations:

€000	2007	2006
Loans and advances to banks	38,676	58,191
Loans and advances to customers	4,026	4,656
Trading assets	382,362	130,730
Financial investments	376,356	285,373
Total	**801,420**	**478,950**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(42) Finance leases

€000	2007	2006
Gross investment value	**4,065,461**	**2,651,603**
Up to 3 months	*381,908*	*265,438*
More than 3 months, up to 1 year	*936,267*	*639,978*
More than 1 year, up to 5 years	*2,352,378*	*1,486,407*
More than 5 years	*394,908*	*259,780*
Unearned finance income	**634,327**	**347,308**
Up to 3 months	*59,934*	*37,484*
More than 3 months, up to 1 year	*154,684*	*89,909*
More than 1 year, up to 5 years	*332,818*	*169,076*
More than 5 years	*86,891*	*50,839*
Net investment value	**3,431,134**	**2,304,295**

Write-offs on unrecoverable minimum lease payments outstanding totalled € 3,108 thousand (2006: € 13,502 thousand).

Assets under finance leases break down as follows:

€000	2007	2006
Vehicles leasing	*2,271,008*	*1,573,880*
Real estate leasing	*436,104*	*306,807*
Equipment leasing	*724,022*	*423,608*
Total	**3,431,134**	**2,304,295**

(43) Operating leases

Operating leases from view of Raiffeisen International as lessor:

Future minimum lease payments under non-cancellable operating leases are as follows:

€000	2007	2006
Up to 1 year	*33,899*	*24,028*
More than 1 year, up to 5 years	*57,246*	*69,884*
More than 5 years	*34,219*	*6,459*
Total	**125,364**	**100,371**

Operating leases from view of Raiffeisen International as lessee:

Future minimum lease payments under non-cancellable operating leases are as follows:

€000	2007	2006
Up to 1 year	*75,494*	*50,939*
More than 1 year, up to 5 years	*208,786*	*201,355*
More than 5 years	*60,398*	*143,413*
Total	**344,678**	**395,707**

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Notes on financial instruments

(44) Risks arising from financial instruments (Risk Report)

Being an active player in the world's financial markets inherently means taking risks. For this reason, the ability of

Raiffeisen International to identify and measure risks, to monitor and to manage them is a decisive competitive factor. To ensure the long-term success of Raiffeisen International and to permit selective growth in the targeted markets, the Group's risk management and risk controlling activities are designed to ensure the professional management of credit (including country), market, liquidity, and operational risks.

As a subsidiary and major sub-group of RZB Group, Raiffeisen international is integrated into RZB's risk management system. Via the different risk management units within different organizational levels of the Group, it ensures that all material risks are measured and limited, and that business in general is evaluated under a risk/return perspective. For this purpose and in addition to legal and regulatory requirements, risk management takes into account the particular nature, scale, and complexity of the business activities and the resulting risks.

Organization of risk management

In order to ensure a consistent and coherent risk management approach, the Managing Board of Raiffeisen International Bank-Holding AG decides on the risk strategy and risk management within the framework laid down by RZB Group. They define the risk appetite, set limits for all material risks, and demand a minimum risk-adjusted return in the Group's risk strategy. Special attention is paid to concentration risks, and thus they also define limits on large exposures, product/sector/industry weights, and regional concentrations. The Managing Board is also responsible for implementing these targets and for the adequate monitoring and controlling of the risks incurred.

In particular, the Managing Board of Raiffeisen International defines and implements the Group's risk policies. A specific risk policy defines the plans for the development of the Bank's business in a certain business segment for a given period. For example, the credit risk policies for corporates and SMBs regulate which industries will be targeted, restricted, or excluded from lending or what the minimum rating, amount of collaterals, or required profit on a transaction is for each Group member. Specific risk policies are an integral part of all business operations and in this context also establish a systematic link between earnings and risks in all business segments.

Furthermore, the members of the Managing Board of Raiffeisen International ensure the proper organisation and ongoing development of effective internal risk management. They decide which procedures are to be employed in identifying, measuring, and monitoring risks, and make steering decisions according to risk reports and analyses. In all this the Managing Board is supported by independent risk management and risk controlling units and specially appointed committees.

Organisational structure

Basically, the implementation of risk management is structured in several levels. Raiffeisen International develops and implements risk management in close cooperation and coordination with RZB AG as the parent credit institution of RZB Group and its individual subsidiaries.

The central risk management and controlling functions are accountable for the adequate and appropriate implementation of all aspects of the Group's risk management process. In particular, they establish common risk management principles and set business-specific standards, tools, and practices which are followed in all Group entities. This serves the purpose of creating a common risk culture and fostering the use of state-of-the-art risk management tools in the Group. For example, Basel II calculations for credit risks in non-retail portfolios are performed centrally: this ensures that definitions, parameters, and processes are the same for all units and that knowledge gained from implementing advanced risk measurement approaches (i.e. the IRB approach) is shared among different Group members.

Local risk management units are established in the different legal entities of RI Group. They implement the risk policies for specific risk types and take active risk steering decisions within the approved risk budgets in order to achieve the targets set in these policies. For this purpose, they monitor risks using standardized measurement tools and communicate them to central risk management units via defined reporting interfaces.

Risk committees

Committees bring together decision makers from different units (and therefore also representatives of Raiffeisen International) involved in risk management activities. The *Group Risk Committee (GRC)* secures coherent regulations within RZB Group with respect to the definition and measurement of risks. As a cross-divisional and Group-wide body, the Group Risk Committee is responsible for establishing methods and parameters for risk quantification models and risk management processes. It also analyses the risk situation of the Group with respect to the internal capital adequacy of

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the Group and the corresponding risk limits. Furthermore, it approves risk management/controlling activities like the allocation of risk capital and advises the Managing Board in these matters.

The *Market Risk Committee (MACO)* is responsible for controlling market risks of trading and banking book activities and for establishing appropriate limits and relevant processes. For this purpose, the committee evaluates daily results, the amount of risks taken and the limit utilisation, as well as the results from stress tests.

Internal capital adequacy

Maintaining a sufficient level of capital is a core objective of risk management at Raiffeisen International. Capital adequacy according to internal standards is monitored based on the Group's actual risk level on a quarterly basis. It takes into account capital requirements both from a regulatory point of view (going concern perspective) and from an economic point of view (liquidation perspective). In both views the Group measures risks for all material risk types on a consolidated basis and for all relevant network units in a value-at-risk framework.

Objective	Description of risk	Measurement technique	Confidence level
Going concern perspective	Risk of not meeting the regulatory capital requirement	Risk taking capacity (projected earnings plus capital exceeding regulatory requirements) must not fall below the annualized value-at-risk	99% reflecting the owners' willingness to inject fresh capital (1 excess in 100 years)
Liquidation perspective	Risk of not being able to satisfy claims of senior debt holders	Unexpected losses on an annual basis (economic capital) must not exceed the present value of the bank's equity and subordinated liabilities	99.95% as derived from the targeted rating (1 excess in 2000 years)

Stress tests show the impact of significant negative shocks in risk factors which might not be adequately captured in a value-at-risk model. They can be based on historical

events (e.g. Russian crisis in 1998) or hypothetical scenarios. Thus they allow the analysis of risk concentrations (i.e. in size, industry, and region) and deliver a deep insight into the profitability, solvability, and survival probability of the bank in extreme situations. Decisions on the required capital ratios take into account those scenarios, keeping in mind the likelihood of the scenario and the possible countermeasures that would be taken by the bank in such a scenario.

This capital adequacy framework also satisfies the requirement for an internal capital adequacy assessment process (ICAAP) as required by Basel II (Pillar 2) regulations.

Liquidation perspective

Risk in the liquidation perspective is measured as economic capital presenting a comparable risk measure across all types of risks. It is calculated as the sum of unexpected losses stemming from different Group members and different risk categories (credit incl. country risk, market, and operational risk). In addition, a separate risk buffer for other (mostly immaterial) risks not explicitly quantified is held on an overall Group level.

Risk contribution of individual risk types to economic capital at Raiffeisen International as of 31/12/2007



Credit risk Corporates 36%
Credit risk Retail 23%
Credit risk Financial Institutions 12%
Market risk 2%
Operational risk 12%
Other risks 15%

Raiffeisen International estimates economic capital as the amount of unexpected losses on an annual basis using a confidence interval of 99.95 per cent. This confidence level is based on the probability of default implied by the target rating. The purpose of calculating economic capital is to ensure that the bank has enough capital (so-called internal capital) which would be required for servicing the claims of customers and creditors even in the case of such an extremely rare event.

The economic capital measure shows – as in the last year – that credit risk due to corporate customers remains the dominant risk category. Its share in total risk (36 per cent), however, is decreasing steadily. This comes at no surprise as the share of the retail credit portfolio also increased by a similar amount in the last year. Credit risk in total makes up 71 per cent of economic capital. Market and operational risks are less than 2 and 12 per cent respectively of economic capital, and in addition, a general risk buffer is allocated for other risks as well.

The overall risk amount is compared to internal capital, which basically consists of equity and subordinated capital of the Group. Total utilisation of available risk coverage capital (the ratio of economic capital to internal capital) is less than 67 per cent (as of 31st December 2007) indicating very comfortable capitalisation.

Economic capital is used as a parameter in overall bank management and for the purpose of capital allocation. Economic capital budgets are allocated to business units during the annual budgeting process and transformed into operative volume, sensitivity, or value-at-risk limits. In Raiffeisen International this sort of planning is done on a revolving basis for the upcoming three years and incorporates the future evolution of economic capital as well as the available internal capital.

Based on these calculations, Raiffeisen International also carries out risk-adjusted performance measurement. The profitability of business units is set in relation to the amount of economic capital attributed to these units (risk-adjusted return on risk-adjusted capital, RORAC) which yields a comparable performance measure for all business units of the bank. The RORAC measure in turn is a key figure for overall bank management and influences future capital allocations to business units.

Going concern perspective

In parallel to that procedure, risk is calculated as value-at-risk on the basis of a confidence interval of 99 per cent as well. This capital requirement is likewise weighed against a corresponding estimate of risk-taking capacity which is derived from the bank's available capital based on a going concern basis (with respect to regulatory capital adequacy).

Raiffeisen International manages regulatory capital on Group level according to Austrian regulations whereas local regulatory capital requirements are met by adequate structural balance sheet measures. The target for regulatory capital is intentionally set higher than the minimum regulatory requirement in order to assure sufficient regulatory capital at all times and to account for other risks or higher risks which are not considered in the regulatory requirements. Thus the banking group ensures going-concern and the distribution of a minimum profit with a defined confidence level as well.

Credit risk

Credit risk within Raiffeisen International consists mainly of default risk that arises from business with personal banking and corporate customers, other banks and sovereign borrowers. Default risk is defined as the risk that a customer will not be able to fulfil contractually agreed financial obligations. Credit risks, however, also arise from migration risks (caused by deteriorations in customers' creditworthiness), concentrations of creditors or in credit risk mitigation techniques, and country risk.

Raiffeisen International analyses and monitors credit risk both on an individual loan (and customer-by-customer basis respectively) and on a portfolio basis. Credit risk management and lending decisions are based on the respective credit risk manuals and policies and the corresponding tools and processes which have been developed for this purpose.

The internal credit risk controlling system includes different types of monitoring measures which are tightly integrated into the work processes that lead from the customer's initial credit application, to the bank's credit approval, and finally to the repayment of the loan. Against the background of the new capital adequacy framework for banks (Basel II), the seamless management, monitoring and control of credit risk is thus assured.

Limit application process

No lending transaction is performed without running through the limit application process beforehand in the non-retail segments. This process is also consistently applied – besides new lending – to overdrafts, increases in existing limits, extensions, and if changes in the risk profile of a borrower occur (e.g. with respect to the financial situation, the terms and conditions, or collateral) compared to the time an original lending decision was made. In addition it is used when setting limits for particular borrowers in treasury and investment banking operations, and for equity participations.

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Limits are granted within the context of a hierarchical decision making process depending on the type and size of a loan. Limit decisions are handled by local units on behalf of the Managing Board of Raiffeisen International Bank-Holding AG or local supervisory boards according to this system of hierarchical competence. It always requires the approval of the business and the credit risk management divisions when granting new loans or when performing limit re-evaluations in the regular reassessments of counterparty risks. If the individual decision-making parties disagree, the potential transaction will have to be considered by the next decision-making level.

The current values of collateral and other risk mitigation effects are calculated with each credit assessment as well. For the calculation of risk mitigation effects, the value accounted for is the value Raiffeisen International expects to receive when selling the collateral within a reasonable liquidation period. Eligible collaterals are defined in the Group's collateral catalogue and evaluation guidelines for collateral. The respective value of the collateral is calculated via specified methods, which include standardised calculations based on market values, predefined discounts, or expert assessments.

The whole limit application process is supported by efficient computer-based systems. Account management, for example, where multinational customers do business simultaneously with more than one network unit of Raiffeisen International, is supported by the *Global Account Management System (GAMS)*. Limit management applications enforce the dual control principle and allow sharing lending applications between different entities according to the defined competence schemes. All these applications benefit from unique customer account numbers for corporate customers in the Group.

Rating models and credit exposures

The rating process is the process of determining the creditworthiness of a counterparty. Raiffeisen International uses internal ratings for assessing credit risk where different risk-classification procedures (rating and scoring models) for different asset classes are employed. All rating and scoring models are used in the whole Group and again are based on specific software tools (e.g. for business valuation and calculating rating grades, rating database).

The rating models in the main non-retail asset classes – corporate customers, financial institutions, and sovereigns – rank creditworthiness in ten classes.

Corporate customers

The internal rating model for *corporate customers* takes into account qualitative factors as well as several business and performance figures (e.g. interest cover, ordinary income margin, EBTDA margin, equity ratio, return on assets, debt amortisation period), which are tailored to the various industries and financial reporting standards.

Exposure to corporate customers, by internal rating and region



in € mn
10,000
8,000
6,000
4,000
2,000
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
NR
CIS
South Eastern Europe
Central Europe

The following table provides a breakdown of the credit exposure (including off-balance sheet exposure) according to the internal rating in the business segment Corporate Customers in thousands of euros. These figures are based on the customer rating only. Collateral must also be taken into account in the overall assessment of credit risk:

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Internal rating		2007	Proportion	2006*	Proportion
0.5	Minimal risk	4,613	0.0%	281	0.0%
1.0	Excellent credit standing	1,060,406	2.5%	790,318	2.4%
1.5	Very good credit standing	3,069,987	7.1%	2,087,678	6.3%
2.0	Good credit standing	5,754,027	13.3%	3,750,897	11.4%
2.5	Sound credit standing	6,882,543	15.9%	4,658,838	14.1%
3.0	Acceptable credit standing	9,584,790	22.2%	6,712,991	20.4%
3.5	Marginal credit standing	9,110,274	21.1%	7,161,080	21.7%
4.0	Weak credit standing/sub-standard	5,376,925	12.5%	5,130,617	15.6%
4.5	Very weak credit standing/doubtful	1,024,717	2.4%	986,997	3.0%
5.0	Default (acc. to Basel II definition)	474,967	1.1%	353,491	1.1%
NR	Not rated (including retail)	823,978	1.9%	1,333,110	4.0%
Total		**43,167,227**	**100.0%**	**32,966,300**	**100.0%**

* 2006 figures still include exposures from asset class project finance

All in all, the overall credit quality of corporate customers improved significantly in 2007. Compared to the previous year, the portfolio share of the best rating categories (up to rating class 2.0) increased by 1.8 per cent to 22.9 per cent. Also the proportion of exposures having a moderate credit standing (up to rating class 3) rose by 3.6 per cent to 38.1 per cent. Consequently, the portfolio weight of lower rating categories decreased by 4.4 per cent to 35.9 per cent; defaulted exposures (customers with credit rating 5.0), finally, account for 1.1 per cent of total exposure, similar to the previous year. The internal rating shown in this table only reflects the borrowers' credit standing and does not take into account the amount of collateral provided in individual transactions.

In 2007, a new rating model for ***project finance*** has been introduced. Thus, we do not include their exposure in the table for corporate customers for the year 2007 any more, but show the exposure from project finance separately below in thousands of euros:

Internal project rating		2007	Proportion
6.1	Excellent project risk profile – very low risk	409,248	26.1%
6.2	Good project risk profile – low risk	777,769	49.7%
6.3	Acceptable project risk profile – average risk	326,356	20.8%
6.4	Poor project risk profile – high risk	50,946	3.3%
6.5	Default	1,729	0.1%
Total		**1,566,048**	**100.0%**

Retail customers

The *retail customers* segment is divided into private individuals and small and medium-sized enterprises (SMEs). For retail customers, a two-fold scoring system is used – consisting of the initial and ad-hoc scoring based on customer data and behavioural scoring based on account data. The table below provides a breakdown of the credit exposure (including off-balance sheet exposure) for this segment by region in thousands of euros:

2007	Total	Proportion	CE	SEE	CIS
Retail – Private individuals	*16,351,272*	*84.7%*	*6,320,011*	*5,442,682*	*4,588,579*
Retail – SME	*2,960,668*	*15.3%*	*1,412,136*	*1,078,599*	*469,933*
Total	**19,311,940**	**100.0%**	**7,732,147**	**6,521,281**	**5,058,512**

2006	Total	Proportion	CE	SEE	CIS
Retail – Private individuals	*11,142,196*	*82.3%*	*4,132,868*	*3,978,032*	*3,031,296*
Retail – SME	*2,403,450*	*17.7%*	*1,123,625*	*751,997*	*527,828*
Total	**13,545,647**	**100.0%**	**5,256,493**	**4,730,029**	**3,559,125**

From year end 2006 to year end 2007, the retail portfolio in total increased substantially by 43 percent to € 19.3bn. The growth was mainly driven by *private individuals* (47 percent increase) whereas the growth rate of *SMEs* was 23 per cent. From a geographical point of view, the largest increase of retail exposures took place in the Central European region (CE).

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Financial institutions

The customer segment *financial institutions* mainly contains exposures to banks and securities firms. The internal rating model for financial institutions is based on a peer-group approach that takes both qualitative and quantitative information into account. A ceiling is set on the final rating for financial institutions by the respective country rating.

Exposure to financial institutions (excluding central banks), by internal rating and region


in € mn
8,000
6,000
4,000
2,000
0
A1
A2
A3
B1
B2
B3
B4
B5
C
D
NR
CIS
South Eastern Europe
Central Europe

The following table shows the credit exposure (including off-balance sheet exposure) per rating class for financial institutions (excluding central banks) in thousands of euros:

Internal rating		2007	Proportion	2006	Proportion
A1	Minimal risk	28,939	0.3%	31,599	0.4%
A2	Excellent credit standing	1,048,544	10.8%	1,348,514	17.7%
A3	Very good credit standing	6,228,688	64.0%	3,769,991	49.4%
B1	Good credit standing	307,383	3.2%	605,139	7.9%
B2	Average credit standing	809,727	8.3%	421,430	5.5%
B3	Mediocre credit standing	240,776	2.5%	167,849	2.2%
B4	Weak credit standing	670,190	6.9%	642,631	8.4%
B5	Very weak credit standing	208,936	2.1%	156,489	2.1%
C	Doubtful/high default risk	17,915	0.2%	15,328	0.2%
D	Default	–	–	–	–
NI	Not identifiable	1,694	0.0%	1,129	0.0%
NR	Not rated	170,573	1.8%	464,418	6.1%
Total		**9,733,366**	**100.0%**	**7,624,517**	**100.0%**

The rating distribution of financial institutions shows significant clustering in the rating class A3 (the proportion increased from 49 to 64 per cent from the previous year). This is caused by the fact that most banking institutions in developed markets (including RZB AG) have this rating assigned. The number and exposure of unrated financial institutions has been further decreased to below 2 per cent. This exposure is mainly due to short-term loans to small banks, where the rating process has not been completed yet, or stems from companies that have been added to the scope of consolidation recently.

Sovereigns

Another rating model in this segment is used for central governments, central banks, and regional municipalities as well as other public sector entities. The table below provides a breakdown of the credit exposure to *sovereigns* (including central banks and off-balance sheet exposure) based on the internal rating in thousands of euros:

Internal rating		2007	Proportion	2006	Proportion
A1	Minimal risk	1,371,856	10.1%	891,347	8.3%
A2	Excellent credit standing	96,356	0.7%	364,366	3.4%
A3	Very good credit standing	3,445,434	25.5%	2,236,116	20.7%
B1	Good credit standing	1,287,757	9.5%	352,463	3.3%
B2	Average credit standing	4,089,935	30.2%	4,249,708	39.4%
B3	Mediocre credit standing	616,894	4.6%	37,732	0.3%
B4	Weak credit standing	1,999,481	14.8%	639,636	5.9%
B5	Very weak credit standing	410,998	3.0%	1,602,014	14.8%
C	Doubtful/high default risk	7,448	0.1%	843	0.0%
D	Default	87,813	0.6%	38,898	0.4%
NR	Not rated	108,347	0.8%	375,563	3.5%
Total		**13,522,319**	**100.0%**	**10,788,686**	**100.0%**

The average internal rating of credit exposures to sovereigns slightly improved this year, which can be mainly attributed to the rating upgrade of Albania from B5 to B4. The internal rating of Bulgaria, however, was downgraded from B2 to B3.

Default and handling procedures

Default is defined in Raiffeisen International as the event where a specific debtor is unlikely to pay its credit obligations to the Group from primary sources, or the debtor is overdue more than 90 days on any material credit obligation.

Raiffeisen International has defined twelve default indicators which are used to identify a default event including the insolvency or similar proceedings of a customer, if an impairment provision has been allocated or a direct write-off has been carried out, if credit risk management has judged a customer account receivable to be not wholly recoverable, or the workout unit is considering stepping in to help a company restore its financial soundness.

The lending portfolio and individual borrowers are subject to constant monitoring. The main purposes of monitoring are to ensure that the borrower is meeting the terms and conditions of the contract as well as following the obligor's economic development. A review is conducted at least once annually for corporate customers, financial institutions, and sovereigns. This includes rating validation and the re-evaluation of financial and tangible collaterals.

In case of default, customers are recorded in the Group-wide default database which has been created within the scope of the Basel II project. The database tracks recoveries and work-out costs as well, which makes it suitable for calculating and validating PDs and LGDs (the probability of default, PD, and loss given default, LGD, both are parameters in the regulatory Internal Ratings Based approach and the bank's internal risk quantification models).

Impairments and provisioning

Troubled loans (where debtors are expected to run into material financial difficulties or delayed payment) need special handling. In the non-retail segments, *Problem Loan Committees (PLCs)* of each Group member review problematic exposures and decide on provisioning. In case of the need for intensified handling and workout, the troubled loans are assigned either to a designated specialist or to a restructuring unit (workout department), both part of the credit risk management divisions. Employees of workout units are specially trained and experienced. They typically handle medium-sized to large cases and are assisted by in-house legal departments and/or by external specialists as well. Work out units play a decisive role in accounting and analysing as well as booking provisions for impairment losses (write-offs, value adjustments, provisioning) and become involved early on in order to reduce losses caused by troubled loans. Cases in which restructuring or liquidation take place are analysed to find out their causes. Lending processes are then adapted as necessary on the basis of these results.

In the retail area, provisioning and intensive treatment is performed by retail risk departments of individual Group members. They compute loan loss provisions (mostly portfolio-based) according to defined calculation schemes on a monthly basis. The provisioning amount is then approved by local accounting departments.

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The following charts show the regional breakdown of non-performing loans and provisions, where non-performing loans are defined analogous to Basel II default criteria. Provisions for impairment losses are formed on the basis of Group-wide standards according to IFRS accounting principles and cover all identifiable credit risks.

Breakdown of non-performing loans by region



CIS 25%
South Eastern Europe 21%
Central Europe 54%

Breakdown of loan loss provisions by region



CIS 44%
South Eastern Europe 20%
Central Europe 36%

The following table shows the corresponding loans outstanding in the defined asset classes within *loans and advances to banks* and *loans and advances to customers* on the balance sheet (excluding off-balance sheet transactions) and the corresponding proportion of non-performing loans (without taking any collateral into account) and impairment provisions split by region:

€000	***CE***	***SEE***	***CIS***	***Total 2007***
Corporate customers	***13,757,858***	***6,880,038***	***9,637,828***	***30,275,724***
Non-performing	*344,582*	*90,404*	*78,332*	*513,318*
Impairment losses on loans	*239,335*	*83,743*	*269,098*	*592,177*
Retail customers	***6,832,934***	***5,989,058***	***4,775,118***	***17,597,111***
Non-performing	*226,292*	*128,234*	*180,278*	*534,803*
Impairment losses on loans	*158,579*	*139,351*	*210,645*	*508,575*
Financial institutions	***1,655,461***	***1,995,799***	***1,906,552***	***5,557,812***
Non-performing	–	*145*	–	*145*
Impairment losses on loans	–	*645*	–	*645*
Sovereigns	***1,700,363***	***3,347,721***	***297,557***	***5,345,641***
Non-performing	*420*	–	–	*420*
Impairment losses on loans	*1,733*	*36*	–	*1,769*

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€000	CE	SEE	CIS	Total 2006
Corporate customers	**10,255,372**	**5,052,469**	**6,451,725**	**21,759,565**
Non-performing	216,638	100,183	96,995	413,816
Impairment losses on loans	179,962	108,304	187,531	475,797
Retail customers	**4,683,906**	**4,320,801**	**3,408,495**	**12,413,202**
Non-performing	152,138	78,125	90,762	321,025
Impairment losses on loans	123,659	97,976	174,271	395,905
Financial Institutions*	**1,966,411**	**1,679,029**	**1,312,941**	**4,958,381**
Non-performing	1,642	161	–	1,803
Impairment losses on loans	–	161	–	161
Sovereigns*	**1,315,397**	**1,937,338**	**154,888**	**3,407,623**
Non-performing	534	–	–	534
Impairment losses on loans	170	22	–	192

* Central banks have been disclosed 2006 as Financial Institutions, in 2007 these were correctly stated under Sovereigns. The above statement for 2006 has been adjusted.

With respect to retail customers, 3.0 per cent of the total exposure is classified as non-performing (an increase by 0.4 per cent from the previous year). By regional breakdown, the CIS region shows the highest NPL ratio (3.7 per cent) and also the highest coverage ratio. All in all, the total amount of credit risk provisions for retail exposures has been increased by 29 per cent to € 508 mn.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

The following table summarizes the development of impairment losses on loans and advances in the fiscal year and that of the underlying balance sheet items:

€000	As of 1/1/2007	Change in consolidated group	Allocation*	Release	Usage	Transfers, exchange differences	As of 31/12/2007
Individual loan loss provisions	**618,160**	**(9)**	**541,585**	**(260,156)**	**(86,589)**	**(9,394)**	**803,597**
Loans and advances to banks	161	–	19	(1)	–	(32)	146
Loans and advances to customers	574,049	(9)	507,043	(230,452)	(86,589)	(9,462)	754,580
Off-balance sheet obligations	43,950	–	34,523	(29,702)	–	100	48,871
Portfolio-based provisions	**303,942**	**–**	**162,214**	**(86,118)**	**–**	**(12,674)**	**367,364**
Loans and advances to banks	–	–	494	–	–	5	499
Loans and advances to customers	297,846	–	148,424	(85,442)	–	(12,389)	348,440
Off-balance sheet obligations	6,095	–	13,790	(676)	–	(285)	18,924
Off-balance sheet obligations	**922,102**	**(9)**	**703,799**	**(346,274)**	**(86,589)**	**(22,068)**	**1,170,961**

* Allocation including direct write-downs and income on written down claims.

The following table shows the geographic breakdown of provisioning by the customers' home country:

€000	As of 1/1/2007	Change in consolidated group	Allocation*	Release	Usage	Transfers, exchange differences	As of 31/12/2007
Individual loan loss provisions	**618,160**	**(9)**	**541,585**	**(260,156)**	**(86,589)**	**(9,394)**	**803,597**
CE	248,918	–	174,659	(98,988)	(30,901)	8,615	302,303
SEE	166,543	(9)	125,303	(69,354)	(32,374)	1,093	191,201
CIS	202,701	–	241,623	(91,813)	(23,314)	(19,102)	310,094
Portfolio-based provisions	**303,942**	**–**	**162,214**	**(86,118)**	**–**	**(12,674)**	**367,364**
CE	78,863	–	78,467	(31,283)	–	(24)	126,023
SEE	57,465	–	29,425	(19,519)	–	(1,091)	66,280
CIS	167,614	–	54,322	(35,316)	–	(11,559)	175,062
Total	**922,102**	**(9)**	**703,799**	**(346,274)**	**(86,589)**	**(22,068)**	**1,170,961**

* Allocation including direct write-downs and income on written down claims

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Loans and advances as well as loan loss provisions according to Basel II asset classes are shown in the following table:

31/12/2007 €000	*Carrying amount*	*Individual loan loss provisions*	*Portfolio-based loan loss provisions*	*Net carrying amount*	*Individually impaired assets*	*Fair value*
Financial institutions	11,053,202	146	499	11,052,557	146	11,073,784
Sovereigns	966,311	1,769	–	964,542	32,130	966,670
Corporate customers – large corporates	25,693,069	357,001	108,175	25,227,893	1,121,536	25,419,625
Corporate customers – small business	4,496,309	97,602	29,399	4,369,308	267,926	4,418,535
Retail – private individuals	15,002,801	237,289	185,374	14,580,138	294,753	14,818,103
Retail – SME	2,594,310	60,919	24,993	2,508,398	261,942	2,644,057
Others	127,006	–	–	127,006	–	127,115
Total	**59,933,008**	**754,726**	**348,440**	**58,829,842**	**1,978,433**	**59,467,888**

31/12/2006 €000	*Carrying amount*	*Individual loan loss provisions*	*Portfolio-based loan loss provisions*	*Net carrying amount*	*Individually impaired assets*	*Fair value*
Financial institutions	8,202,445	161	–	8,202,284	161	8,238,529
Sovereigns	869,982	193	–	869,789	1,127	886,684
Corporate customers – large corporates	18,019,128	272,787	102,014	17,644,327	1,326,034	17,858,274
Corporate customers – small business	3,657,988	90,117	10,879	3,556,992	189,567	3,630,515
Retail – private individuals	10,299,306	129,673	178,204	9,991,429	150,318	10,069,604
Retail – SME	2,113,896	81,279	6,749	2,025,868	151,857	2,218,835
Others	82,449	–	–	82,449	36	82,515
Total	**43,245,194**	**574,210**	**297,846**	**42,373,138**	**1,819,100**	**42,984,957**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Overdue financial assets

The definition of default and the assessment of the expected recovery value are heavily influenced by the number of days payments are late. The following table shows the amount of overdue financial assets for different time bands.

31/12/2007 €000	Current	Overdue < 31 days	31-90 days	91-180 days	181 days - 1 year	> 1 year
Financial institutions	11,050,688	2,203	13	–	–	152
Sovereigns	835,723	97,151	329	130	139	708
Corporate customers – large corporates	23,441,156	971,556	72,603	23,677	21,743	40,798
Corporate customers – small business	3,699,707	382,460	55,695	12,988	16,943	60,590
Retail – private individuals	12,829,437	1,087,915	278,547	149,090	116,068	246,992
Retail – SME	1,966,313	205,480	71,258	23,258	18,774	47,285
Others	126,966	30	5	5	–	–
Total	**53,949,989**	**2,746,793**	**478,449**	**209,150**	**173,667**	**396,526**

31/12/2006 €000	Current	Overdue < 31 days	31-90 days	91-180 days	181 days - 1 year	> 1 year
Financial institutions	8,202,086	40	–	–	–	158
Sovereigns	842,512	24,621	166	101	215	1,021
Corporate customers – large corporates	15,600,433	786,083	46,387	9,436	25,155	115,199
Corporate customers – small business	2,856,562	300,987	39,683	23,283	39,393	174,224
Retail – private individuals	8,647,631	897,475	246,076	94,566	58,858	152,721
Retail – SME	1,651,844	142,235	36,838	13,084	14,285	46,443
Others	79,633	318	8	26	–	5
Total	**37,880,700**	**2,151,760**	**369,158**	**140,497**	**137,907**	**489,771**

Impaired assets

The following table shows the gross carrying amount of impaired assets, the amount of specifically allocated provisions, and the corresponding net value of available collateral:

31/12/2007	***Impairments and collaterals***				
€000	***Individually impaired assets***	***Individual loan loss provisions (ILLP)***	***Individually impaired assets after deduction of ILLP***	***Collaterals for individually impaired assets***	***Interest on individually impaired assets***
Financial institutions	*146*	*146*	–	*690*	–
Sovereigns	*32,130*	*1,769*	*30,361*	*16,481*	*1,398*
Corporate customers – large corporates	*1,121,536*	*357,001*	*764,535*	*829,091*	*23,948*
Corporate customers – small business	*267,926*	*97,602*	*170,324*	*206,877*	*7,803*
Retail – private individuals	*294,753*	*237,289*	*57,463*	*217,111*	*8,689*
Retail – SME	*261,942*	*60,919*	*201,023*	*220,887*	*6,577*
Others	–	–	–	–	–
Total	***1,978,433***	***754,726***	***1,223,707***	***1,491,137***	***48,415***

31/12/2006	***Impairments and collaterals***				
€000	***Individually impaired assets***	***Individual loan loss provisions (ILLP)***	***Individually impaired assets after deduction of ILLP***	***Collaterals for individually impaired assets***	***Interest on individually impaired assets***
Financial institutions	*161*	*161*	–	–	–
Sovereigns	*1,127*	*193*	*935*	*3,870*	*45*
Corporate customers – large corporates	*1,326,034*	*272,787*	*1,053,247*	*608,540*	*31,823*
Corporate customers – small business	*189,567*	*90,117*	*99,450*	*60,796*	*2,761*
Retail – private individuals	*150,318*	*129,673*	*20,645*	*717,779*	*7,331*
Retail – SME	*151,857*	*81,279*	*70,577*	*71,176*	*4,307*
Others	*36*	–	*36*	*29*	–
Total	***1,819,100***	***574,210***	***1,244,890***	***1,462,189***	***46,267***

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

The maximum credit risk exposure (including revocable and irrevocable credit lines) and the fair value of collaterals where reselling and/or repledging are allowed without default of debtor are shown in the following table:

31/12/2007	Maximum credit exposure		Fair value of collaterals
€000	Net exposure	Commitments/ guarantees issued	Reselling/ repledging allowed
Financial institutions	11,052,557	1,638,285	288,086
Sovereigns	964,542	427,485	1,053,682
Corporate customers – large corporates	25,227,893	12,895,210	5,587,198
Corporate customers – small business	4,369,308	1,500,308	1,494,779
Retail – private individuals	14,580,138	1,373,965	2,956,987
Retail – SME	2,508,398	335,773	1,419,973
Others	127,006	1,569	20,340
Total	**58,829,842**	**18,172,595**	**12,821,045**

31/12/2006	Maximum credit exposure		Fair value of collaterals
€000	Net exposure	Commitments/ guarantees issued	Reselling/ repledging allowed
Financial institutions	8,202,284	736,094	772,543
Sovereigns	869,789	203,432	21,009
Corporate customers – large corporates	17,644,327	11,040,466	3,201,181
Corporate customers – small business	3,556,992	703,098	1,010,207
Retail – private individuals	9,991,429	871,127	1,518,567
Retail – SME	2,025,868	323,436	1,011,267
Others	82,449	4,596	5,729
Total	**42,373,138**	**13,882,249**	**7,540,503**

Country risk

Country risk includes transfer and convertibility risks as well as political risk. It arises from cross-border transactions and direct investments in foreign countries. As country risk is closely associated with the risk of sovereign institutions, it is measured based on the same ten-class rating model. This rating model includes a quantitative analysis of the economic risk of a particular country and a qualitative analysis of the political risk that a particular country represents. Country risk is of lower importance to Raiffeisen International because the network banks mainly do business within their own countries.

The regional breakdown of credit exposure reflects the broad diversification in European markets. The following table shows the regional distribution of credit exposure from banks and customers (incl. credit exposure from off-balance sheet contracts) by domicile of borrower:

€000	2007	Proportion	2006	Proportion
Russia	12,080,598	13.8%	8,527,755	13.1%
Slovakia	10,219,109	11.7%	7,300,448	11.2%
Hungary	9,621,822	11.0%	7,523,661	11.6%
Czech Republic	7,232,043	8.3%	4,168,851	6.4%
Poland	6,989,507	8.0%	5,059,467	7.8%
Ukraine	6,971,146	8.0%	4,665,235	7.2%
Croatia	5,861,508	6.7%	5,196,690	8.0%
Romania	5,838,450	6.7%	4,917,395	7.6%
European Union*	4,166,094	4.8%	1,601,144	2.5%
Bulgaria	4,082,114	4.7%	2,416,817	3.7%
Serbia	3,721,398	4.3%	2,933,597	4.5%
Bosnia and Herzegovina	2,254,851	2.6%	1,699,079	2.6%
Others	8,372,334	9.6%	8,941,180	13.8%
Total	**87,410,975**	**100.0%**	**64,951,318**	**100.0%**

* EU-27 excluding member states listed in this table.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Concentration risk

Raiffeisen International's lending portfolio is broad and well diversified in terms of region and industry. The ten largest corporate exposures, with an average rating of 2.5, account for 2.2 per cent of the corporate portfolio.

Within the scope of its risk policy and assessments of creditworthiness, Raiffeisen International also considers the borrower's industry. The following table covers the customer credit exposure (off-balance sheet items included, but without banks and central banks):

€000	2007	Proportion	2006	Proportion
Private households	*17,186,475*	*24.2%*	*11,867,662*	*22.8%*
Retail and wholesale trade	*13,796,800*	*19.4%*	*9,083,893*	*17.4%*
Manufacturing	*12,908,553*	*18.2%*	*10,537,473*	*20.2%*
Real estate	*6,952,173*	*9.8%*	*4,760,372*	*9.1%*
Public administration and social insurance institutions	*5,821,176*	*8.2%*	*5,353,191*	*10.3%*
Construction	*4,179,737*	*5.9%*	*2,566,877*	*4.9%*
Banking and insurance	*3,217,890*	*4.5%*	*2,448,029*	*4.7%*
Other	*7,055,686*	*9.9%*	*5,545,263*	*10.6%*
Total	***71,118,489***	***100.0%***	***52,162,760***	***100.0%***

Market risk

Market risk is defined as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category encompasses both trading book and banking book positions. Risky positions are the result either of business done for customers or of proprietary investments in such instruments.

Market risk at Raiffeisen International is monitored and managed by RZB within the scope of a service level agreement (SLA). The rules and procedures for the management of market risks are defined by RZB on a Group-wide basis and endorsed by the Managing Board of Raiffeisen International Bank-Holding AG.

All network banks of Raiffeisen International have market risk management departments. Those departments are responsible for day-to-day limit monitoring and weekly reporting to RZB.

Raiffeisen International approves, measures, monitors and manages all market risks by setting a variety of limits. The overall limit is set by the Managing Board on the basis of the bank's risk-bearing capacity and income budgeting. This limit is apportioned on the basis of a coordinated proposal made by the treasury department, market risk management, and the responsible member of the Managing Board.

The individual limits set at book level vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits, depending on the type of transaction. All treasury products in which open positions can be held by the bank are listed in the product catalogue. New products are added to this list only after running through the Product Approval Process (PAP). Options may only be entered into by appropriately trained dealers.

Value-at-risk is of central importance in setting limits. It is calculated weekly for Raiffeisen International using a variance-covariance matrix approach. In this calculation the Group uses a confidence level of 99 percent, sets the holding period to 10 days, and derives volatilities and correlations from historical market data of one business year. The accuracy and reliability of this value-at-risk approach which is based on past market developments is checked using appropriate backtesting.

Value-at-risk figures forecast maximum losses that will not be exceeded with a certain confidence level under normal market conditions but do not provide any specific information about the effects of exceptionally extreme market movements. To take such events into account, Raiffeisen International carries out weekly defined stress tests focusing on the biggest daily market movements in the preceding five years. With stress scenarios the Group simulates crisis situations and major fluctuations in market parameters and computes their effect on its current positions. Stress tests consequently deliver important results for the management of risks (especially on hidden market risk concentrations).

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Market risk in the trading book

Market risk in Raiffeisen International's trading books depends primarily on currency risk, which results from hedging positions entered by the *Asset/Liability Management Committee* offsetting the risk of changes in the value of foreign-currency denominated equity investments made in foreign Group units.

Interest rate risk and price risks (e.g. stocks and funds) are also important, whereas commodity risk is not material at all. The table below provides value-at-risk figures (99%, 10-day) by risk type for market risk in the trading book of the Raiffeisen International:

€000	VaR as of 31/12/2007	Average VaR	Minimum VaR	Maximum VaR
Interest rate risk	8,023	8,422	5,677	11,408
Price risk	3,489	2,225	686	4,430
Currency risk	38,553	31,358	24,119	39,802
of which currency risk without capital hedge	430	976	279	2,489

€000	VaR as of 31/12/2007	Average VaR	Minimum VaR	Maximum VaR
Interest rate risk	9,854	5,820	1,880	11,090
Price risk	1,510	1,964	386	5,596
Currency risk	33,040	31,704	18,438	50,278
of which currency risk without capital hedge	1,314	1,430	398	3,376

The own funds requirement for the trading book is calculated using the standardised approach as defined in Austria's solvability directive.

Market risk in the banking book

Alongside value-at-risk calculations, interest-rate risk in the banking book is also estimated using well-established tools of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest-rate risk in the banking book, RZB also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of treasury departments in network banks, which receive assistance from asset/liability management committees.

The change in the present value of Raiffeisen International's banking book in the year ending 31 December 2007 is provided in thousands of euros, given a simultaneous one-basis-point increase in interest rates:

Change of present value	6-12 months	> 1-2 years	> 2-5 years	> 5 years
EUR	0.6	(0.9)	(36.4)	(16.6)
USD	(9.2)	(7.5)	65.5	(114.0)
Other	(13.0)	(68.1)	(162.1)	(166.9)

The change in the present value of Raiffeisen International's banking book in the year ending 31 December 2006 is provided in thousands of euros, given a simultaneous one-basis-point increase in interest rates:

Change of present value	6-12 months	> 1-2 years	> 2-5 years	> 5 years
EUR	(11.4)	12.2	(32.3)	(31.1)
USD	(8.0)	(7.3)	7.3	(38.0)
Other	(0.9)	(35.1)	(86.7)	(19.7)

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Liquidity risk

Liquidity risk is defined as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. Liquidity risk therefore results from the risk that, for example, refinancing can only be carried out at disadvantageous conditions or not at all (funding liquidity risk). Other examples are situations in which assets have to be sold at short notice at a large discount or in which customer repayments in the lending business are not made on schedule. Also many committed lines might be unexpectedly drawn at once or deposits could be unexpectedly withdrawn on a large scale (short-term liquidity risk).

Short-term liquidity risk

The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both centrally by Raiffeisen International and on a decentralized basis by the local banks. An internal monitoring system records and analyses cash flows by currency both for each location and globally on a weekly basis. Based on this data, the bank creates liquidity balances, and analyses whether the Group's short- and medium-term liquidity situation always conforms to legal regulations on liquidity levels and defined internal liquidity limits. Liquidity analyses also include simulations on the sensitivity of liabilities and the liquidity of assets as well as defined liquidity crises in scenario-based cash flow forecasts. All these analyses are discussed in the Group's *Asset/Liability Management Committee.*

The following report shows cumulative excess liquidity and the ratio of due assets to liabilities (liquidity ratio) for select maturities, taking into account balance sheet items and off-balance-sheet transactions. Based on expert opinions, statistical analyses and country specifics, this process also incorporates cautious estimates on the liquidation of defined assets or on the so-called sediment of customer deposits.

€000	2007		
Maturity	1 week	1 month	1 year
Liquidity gap	5,613,082	6,299,716	(2,975,700)
Liquidity ratio	151%	141%	92%

€000	2006		
Maturity	1 week	1 month	1 year
Liquidity gap	5,854,866	7,314,057	3,052,406
Liquidity ratio	171%	167%	111%

Internal limits have been established for each Group unit to limit liquidity risk. They require a positive short-term liquidity gap (subject to conservative assumptions regarding the saleability of liquid assets and withdrawals on the liabilities side of the balance sheet). The bank maintains extensive holdings of liquid securities to ensure its liquidity in various currencies. In the case of a liquidity shortage, emergency plans come into force. In particular, prioritized action lists for handling liquidity shortages (also with regard to the publicity impact) exist for all major Group members.

Structural liquidity risk

Structural liquidity risk is mainly driven by changes in the risk appetite of lenders or by rating migrations of a bank.

Raiffeisen International's banking activities are refinanced by combining the wholesale strengths and know-how of RZB AG as parent credit institution and the retail franchise of deposit-taking network banks and their own issuing plans. Refinancing costs would rise when a rating downgrade of these banks occurs and Raiffeisen International would have to pay higher risk premiums to refinance its assets. Funding and long-term refinancing is also driven by money supply. Sometimes funds are available more cheaply as risk premiums are low. At other times they are more expensive as credit spreads have widened.

These risks are managed first of all by asset-liabilities committees of Raiffeisen International and RZB Group. Their main task is the coordination of funding plans for the year ahead and longer horizons. Moreover, Raiffeisen International coordinates the medium-term and long-term borrowing activities of Group members through syndicated loans, bilateral funding agreements with banks, and financing facilities of supranational institutions. These funding sources are based on long-term business relationships and provide much more stable conditions than bond or credit derivative markets.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

The following table shows a breakdown of contractual cash flows according to matur ity of financial liabilities:

31/12/2007 **€000**	**Carrying amount**	**Contractual cash flows**	**< 3 months**	**> 3-12 months**	**> 1-5 years**	**> 5 years**
Non-derivative liabilities	**65,149,834**	**67,688,715**	**40,464,395**	**11,610,824**	**13,188,145**	**2,425,351**
Liabilities to banks	19,926,970	21,255,314	5,253,126	5,957,294	9,271,504	773,389
Liabilities to customers	40,457,266	40,725,884	33,600,771	5,111,125	1,837,511	176,477
Securitised liabilities	2,320,428	2,752,326	560,347	429,141	1,518,443	244,394
Other liabilities	913,404	1,136,945	1,034,604	62,543	25,309	14,489
Subordinated capital	1,531,766	1,818,247	15,546	50,722	535,378	1,216,601
Derivative liabilities	**655,827**	**36,103,731**	**11,988,956**	**15,816,516**	**7,932,366**	**365,894**
Derivatives in the trading book	501,561	26,904,600	6,608,262	13,335,521	6,660,002	300,814
Hedging derivatives	8,323	270,503	3,262	247,677	19,564	–
Other derivatives	145,943	8,928,629	5,377,432	2,233,318	1,252,799	65,080

31/12/2006 **€000**	**Carrying amount**	**Contractual cash flows**	**< 3 months**	**> 3-12 months**	**> 1-5 years**	**> 5 years**
Non-derivative liabilities	**50,690,833**	**52,453,896**	**33,574,935**	**7,535,568**	**8,805,359**	**2,538,034**
Liabilities to banks	13,813,569	14,848,258	5,178,394	2,961,728	6,102,175	605,961
Liabilities to customers	33,156,349	33,460,503	27,214,394	4,113,271	1,490,973	641,866
Securitised liabilities	1,421,705	1,637,472	357,648	292,104	847,905	139,815
Other liabilities	883,050	922,878	694,787	132,961	19,096	76,035
Subordinated capital	1,416,160	1,584,785	129,713	35,504	345,210	1,074,358
Derivative liabilities	**384,160**	**8,181,541**	**5,085,336**	**2,725,216**	**324,541**	**46,448**
Derivatives in the trading book	363,762	6,569,728	3,711,903	2,538,506	274,889	44,431
Hedging derivatives	827	40,533	814	39,719	–	–
Other derivatives	19,571	1,571,280	1,372,619	146,991	49,652	2,018

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Operational risk

In line with Basel II, operational risk is defined as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In this risk category Raiffeisen International manages internal risk drivers like unauthorized activities, fraud or theft, execution and process errors, or business disruption and system failures. External factors are managed as well like damage to physical assets or consciously conducted human fraud.

Operational risk is analysed and managed on the basis of the Group's own historical loss data and the results of risk self assessments. As with other risk types the principle of firewalling between risk management and risk controlling is also applied to operational risk in Raiffeisen International. The Group implements a centralised-decentralised system for operational risk management and controlling: operational risk controlling units are mainly responsible for the implementation and refinement of methods for operational risk management in different Group members (e.g. performing self assessment, defining and monitoring KRIs, etc.) and for reporting to the central operational risk controlling function. Business line managers are the persons responsible for managing and mitigating operational risks. They decide on pro-active operational risk steering actions such as buying insurance and the use of further risk mitigating instruments.

Risk identification

An important task for controlling operational risks is identifying and evaluating risky areas which might endanger the bank's existence if a loss occurs (but where losses are unlikely to be realised) and also areas where losses are more likely to happen frequently (but are not threatening the bank's existence).

Self assessment is executed on the corporate level for each Group member, where all operational risk categories and business functions are assessed in a two-dimensional matrix. All Group members assign ratings for each combination of operational risk category and business function according to their estimation of the total annual loss for high probability/low impact events and low probability/high impact incidents.

Low probability/high impact events are quantified by a Group-wide scenario analysis framework that includes the simulation of up to ten specific scenarios. Each entity is furthermore required to run additional scenarios depending on the individual risk profile and local specifics.

Monitoring

Key Risk Indicators (KRIs) are measurable quantities which are used to monitor and predict operational risk events. Key risk indicators are specifically tailored to all network units, where a common catalogue of key risk indicators which has been derived from the KRI library (developed by RMA/RiskBusiness) is used throughout the Group. All network units then select relevant KRIs and define thresholds (two levels of thresholds have to be defined for implementing an early warning system) as most appropriate for their business.

Loss data is collected in a central database called *ROCO (Raiffeisen Operational Risk Controlling)* in a structured and homogeneous Group-wide form according to the event type for each business segment. Collecting losses stemming from operational risks is a prerequisite for implementing a statistical loss distribution model and a minimum requirement for implementing the statutory Standardized Approach. Furthermore, loss data (and near misses) is used to create and validate operational risk scenarios and for exchange with international data pools to develop advanced operational risk management tools.

A general risk report which is presented to the Group Risk Committee semi-annually provides a comprehensive overview on operational risks.

Quantification and mitigation

The Standardized Approach within the meaning of Basel II is employed to calculate the statutory own funds requirement for operational risk. This approach is based on gross earnings in each business segment.

To further reduce operational risk, business managers decide whether preventive actions like risk mitigation or risk transfer should be initiated. They also define contingency plans if these scenarios would become real and nominate responsible persons/departments for initiating the defined actions. Raiffeisen International is also executing an extensive staff training programme and has different emergency plans and back-up systems in place. Finally, the *SixSigma method* for business process improvement is also being applied.

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

(45) *Derivative financial instruments*

The total volume of unsettled financial instruments as of 31 December 2007 breaks down as follows:

€000	Nominal amount by maturity Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Fair values Positive	Negative
Total	**49,313,879**	**18,634,221**	**2,184,927**	**70,133,028**	**620,695**	**(655,828)**
a) Interest rate contracts	9,758,318	13,903,099	2,123,087	25,784,504	166,061	(222,828)
OTC products						
Interest rate swaps	3,734,938	8,045,382	1,796,828	13,577,148	150,572	(211,307)
Interest rate futures	5,816,540	5,565,543	279,431	11,661,514	11,122	(11,305)
Interest rate options	–	600	–	600	5	(6)
Other similar contracts	–	145,787	23,414	169,201	–	(210)
Products trading on stock exchange						
Interest rate futures	206,840	145,787	23,414	376,041	4,362	–
b) Foreign exchange rate contracts	**39,423,479**	**4,693,838**	**31,374**	**44,148,692**	**447,314**	**(425,145)**
OTC products						
Cross-currency interest rate swaps	1,819,628	1,651,273	27,516	3,498,417	23,993	(32,360)
Forward foreign exchange contracts	24,084,936	1,922,271	–	26,007,207	329,263	(309,621)
Currency options – purchased	3,836,018	540,620	3,858	4,380,496	76,354	–
Currency options – sold	3,485,662	352,356	–	3,838,019	–	(72,891)
Other similar currency contracts	5,818,463	227,318	–	6,045,781	14,708	(9,412)
Products traded on stock exchange						
Currency contracts (Futures)	378,772	–	–	378,772	2,996	(861)
c) Equity/index contracts	**120,039**	**37,284**	**30,466**	**187,789**	**6,600**	**(7,215)**
OTC products						
Equity-/index-based options	8,116	37,284	–	45,400	6,364	(6,090)
Other equity-/index-based contracts	103,187	–	15,233	118,420	87	(195)
Products traded on stock exchange						
Equity/index futures	8,736	–	15,233	23,969	149	(930)
d) Commodity futures	**12,043**	–	–	**12,043**	**720**	**(640)**

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

The total volume of unsettled financial instruments as of 31 December 2006 breaks down as follows:

€000	Nominal amount by maturity: Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Fair values: Positive	Negative
Total	**20,305,216**	**10,468,450**	**610,954**	**31,384,619**	**322,708**	**(357,742)**
a) Interest rate contracts	**6,261,521**	**8,844,863**	**610,936**	**15,717,320**	**86,447**	**(115,694)**
OTC products						
Interest rate swaps	1,463,586	6,423,815	610,936	8,498,337	78,243	(110,670)
Interest rate futures	4,572,515	2,419,684	–	6,992,199	5,247	(5,014)
Interest rate options	–	1,364	–	1,364	4	–
Other similar contracts	104	–	–	104	–	(7)
Products trading on stock exchange						
Interest rate futures	225,316	–	–	225,316	2,952	(3)
b) Foreign exchange rate contracts	**14,043,208**	**1,607,287**	**18**	**15,650,513**	**232,828**	**(237,425)**
OTC products						
Cross-currency interest rate swaps	1,989,299	227,611	–	2,216,909	8,467	(2,498)
Forward foreign exchange contracts	9,848,234	299,154	–	10,147,388	169,930	(185,174)
Currency options – purchased	845,741	538,692	18	1,384,451	53,450	–
Currency options – sold	903,717	541,830	–	1,445,547	–	(48,726)
Other similar currency contracts	449,904	–	–	449,904	159	(327)
Products traded on stock exchange						
Currency contracts (Futures)	6,314	–	–	6,314	822	(700)
c) Equity/index contracts	**487**	**16,300**	**–**	**16,787**	**3,433**	**(4,623)**
OTC products						
Equity-/index-based options	87	16,300	–	16,387	2,650	(3,459)
Products traded on stock exchange						
Equity/index futures	400	–	–	400	783	(1,164)

(46) Fair values of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. As far as market prices are available (mainly securities and derivatives quoted on stock exchange or active markets), this quotation represents the fair value.

All other financial instruments are valued using internally accepted calculation models, especially discounted cash flow analysis and option pricing models. Fair values different from the carrying amount are calculated for fixed-interest loans and advances to and deposits from banks or customers, if the remaining maturity is more than one year. Variable-interest loans and advances and deposits are taken into account if they have an interest rollover period of more than one year. The effect of discounting by using a computational interest rate that reflects the market rates is only material in those cases.

			2007			2006
€000	Fair Value	Carrying amount	Difference	Fair Value	Carrying amount	Difference
Assets						
Loans and advances to banks	11,073,784	11,053,202	20,582	8,196,980	8,202,445	(5,465)
Loans and advances to customers	48,394,102	48,879,806	(485,702)	35,130,782	35,042,749	88,033
Financial investments	2,585,899	2,591,252	(5,353)	2,787,469	2,787,469	–
Liabilities						
Deposits from banks	19,914,617	19,926,970	(12,352)	13,788,932	13,813,569	(24,637)
Deposits from customers	40,457,753	40,457,266	487	33,173,980	33,156,349	17,631
Liabilities evidenced by paper	2,303,509	2,320,428	(16,919)	1,419,340	1,421,705	(2,365)
Subordinated capital	1,531,903	1,531,766	137	1,416,309	1,416,160	149

Managing Board Supervisory Board Overview Interview Stock Management report Segment reports Consolidated financial statements

Other disclosures

(47) Contingent liabilities and commitments

€000	2007	2006
Contingent liabilities	**4,598,457**	**3,675,573**
Acceptances and endorsements	16,019	4,442
Credit guarantees	1,413,144	1,103,507
Other guarantees	2,504,595	1,887,362
Letters of credit (documentary business)	659,679	653,441
Other contingent liabilities	5,020	26,821
Commitments	**8,080,891**	**6,614,489**
Irrevocable credit lines and stand-by facilities	8,080,891	6,614,489
Up to 1 year	3,849,873	3,291,898
More than 1 year	4,231,018	3,322,591

Commitments include exclusively irrevocable credit lines and stand-by facilities. Due to a more precise disclosure, other contingent liabilities similar to guarantees, are shown under other guarantees. The previous year figures were appropriately adapted.

The following table contains revocable credit lines which currently bear no credit risk:

€000	2007	2006
Revocable credit lines	**5,493,246**	**3,592,186**
Up to 1 year	1,418,254	1,593,331
More than 1 year	4,074,992	1,998,856

(48) Fiduciary business

Fiduciary business not recognised in the balance sheet was concluded with the following volumes:

€000	2007	2006
Loans and advances to banks	8,696	6,285
Loans and advances to customers	9,781	11,533
Financial investments	5,327	6,703
Other fiduciary assets	38,011	1,633
Fiduciary assets	**61,815**	**26,153**
Deposits from banks	552	10,328
Deposits from customers	23,839	9,274
Other fiduciary liabilities	37,424	6,551
Fiduciary liabilities	**61,815**	**26,153**

Fees income from fiduciary business amounted to € 11,565 thousand (2006: € 5,622 thousand). Fees expenses totalled € 1,839 thousand (2006: € 818 thousand).

Moreover, Raiffeisen International managed funds of € 3,976,854 thousand (2006: € 800,883 thousand) as of the balance sheet date. It solely deals with investment funds for retail customers.

(49) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich Aktiengesellschaft, Raiffeisen International Bank-Holding AG does not have its own banking group as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB-Kreditinstituts-gruppe. In 2007, RZB made use of the transformation regulations for the calculation of own funds requirements according to Basel I. The following figures here are provided for information purposes only.

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The own funds of Raiffeisen International according to the Austrian Banking Act (BWG) break down as follows:

€000	2007	2006
Tier 1 capital (core capital)	5,692,283	3,705,392
Tier 2 capital (additional own funds)	956,921	807,531
Less interests in banks and financial institutions	(22,372)	(24,396)
Eligible own funds	**6,626,832**	**4,488,527**
Tier 3 capital (short-term subordinated own funds)	57,430	24,406
Total own funds	**6,684,262**	**4,512,933**
Total own funds requirement	**4,317,119**	**3,284,145**
Excess own funds	**2,367,142**	**1,228,789**
Excess cover ratio	54.8%	37.4%
Core capital ratio (Tier 1), banking book	11.4%	9.8%
Core capital ratio (Tier 1), including market risk	10.5%	9.0%
Own funds ratio	12.4%	11.0%

The total own funds requirement is as follows:

€000	2007	2006
Risk-weighted assets according to Sec. 22 BWG	49,802,310	38,001,726
of which 8 per cent minimum own funds requirement	3,984,185	3,040,138
Own funds requirement for the trading book according to Sec. 22b (1) BWG	146,236	136,542
Own funds requirement for open currency positions according to Sec. 26 BWG	186,698	107,465
Total own funds requirement	**4,317,119**	**3,284,145**

The risk-weighted assets (including market risk) amounted to € 53,963,993 thousand (2006: € 41,051,810 thousand).

(50) Average number of staff

The average number of staff employed during the financial year (full-time equivalents) breaks down as follows:

Full-time equivalents	2007	2006
Salaried employees	53,632	46,738
Wage earners	1,918	2,435
Total	**55,550**	**49,173**

Full-time equivalents	2007	2006
CE	12,079	10,403
SEE	15,043	12,576
CIS	28,197	25,997
Austria	231	197
Total	**55,550**	**49,173**

(51) Expenses on severance payments and retirement benefits

€000	2007	2006
Members of the Managing Board and senior staff	4,380	3,938
Other employees	13,712	4,855
Total	**18,092**	**8,793**

The same regulations are in principle valid for members of the Managing Board and employees. These regulations provide from the part of the company a basic contribution to a pension fund and an additional contribution if the employee pays own contributions of the same amount. Three Managing Board members additionally have individual retirement benefits which are funded by business insurances.

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In the case of termination of function or employment contract, two members of the Managing Board are entitled to receive severance payments according to the Salaried Employee Act (Angestelltengesetz), two members of the Managing Board according to contractual agreements and two members of the Managing Board according to the Company Retirement Plan Act (Betriebliches Mitarbeiter- und Selbständigenvorsorgegesetz). The entitlement to receive severance payments according to the Salaried Employee Act (Angestelltengesetz) and according to contractual agreements lapses with the exemption of one member of the Managing Board in case of termination by the employee.

Moreover, there exists a protection against the risk of occupational invalidity which is covered by a pension fund or by individual pension agreements secured through reinsurance.

(52) Relations to Key Management

Group relations of key management

Key management refers to the Managing Board of *Raiffeisen International Bank-Holding AG*, the parent company, and *Raiffeisen Zentralbank Österreich Aktiengesellschaft*, the majority shareholder. Relations of *key management* to Raiffeisen International are as follows (respective fair values):

€000	2007	2006
Sight deposits	283	97
Bonds	279	284
Shares	11,675	12.139
Time deposits	743	641
Other claims	18	–

The following table shows relations of close family members of key management to Raiffeisen International:

€000	2007	2006
Sight deposits	–	138
Shares	165	182

Beyond that, there are no further relations of Raiffeisen International to key management. Moreover, there is no compensation agreed between the company and their

members of the Managing Board and Supervisory Board in the case of a takeover bid.

Remuneration of members of the Managing Board

€000	2007	2006
Fixed and performance-based remunerations	5,864	6,786
Payments to pension funds and business insurances	80	100
Total	**5,944**	**6,886**

The members of the Managing Board of Raiffeisen International Bank-Holding AG are remunerated as follows:

The table contains fixed remunerations and performance-based remunerations as well as remunerations for membership of boards of subsidiaries, bonuses, and payments in kind. In the financial year 2007, the share of performance-based remuneration components was 45.1 per cent. Last year, it was 58.5 per cent due to a special bonus.

Performance-based remuneration components of the Managing Board are linked to achieve the objectives regarding profit after tax, return on standard capital and cost/income ratio as well as to achieve the personal objectives that are agreed annually. There were no material changes in the principle for profit-sharing against the previous year.

In the previous year, bonus payments totalling € 4,750 thousand in connection with the acquisitions made were agreed. The planned payments are due not before 2009. These payments are mainly dependent on achieving the targeted objectives of these acquired companies (return on standard capital, cost/income ratio and profit after tax).

The Chairman of the Managing Board is furthermore still working for the board of Raiffeisen Zentralbank. Remuneration stated in the above table covers this position as well as his activities for Raiffeisen International.

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Remuneration of members of the Supervisory Board

The Annual General Meeting held on 5 June 2007 decided an annual remuneration for the members of the Supervisory Board in the amount of € 330 thousand and transferred the distribution to the Board itself. The members of the Supervisory Board settled the distribution in their meeting of 5 June, 2007 as follows: Chairman € 70 thousand, Deputy-Chairman € 60 thousand, members of the Supervisory Board € 50 thousand. Session fees were not paid.

In the financial year 2007, € 330 thousand were paid to the members of the Supervisory Board. In the previous year, the members of the Supervisory Board received a remuneration of € 195 thousand.

Moreover, no contracts subject to approval in the meaning of Section 95 (5) items 12 Austrian Joint Stock Companies Act (AktG) were concluded with members of the Supervisory Board in the financial year 2007.

(53) Boards

Managing Board

	Date of first assignment	***End of period***
Herbert Stepic, CEO	*14 June 2001*	*13 June 2011*
Martin Grüll	*3 January 2005*	*2 January 2010*
Aris Bogdaneris	*1 October 2004*	*26 September 2009*
Rainer Franz	*20 January 2003*	*31 December 2008*
Peter Lennkh	*1 October 2004*	*26 September 2009*
Heinz Wiedner	*14 June 2001*	*13 June 2011*

The members of the Managing Board have mandates in the Supervisory Board of quoted companies at home and abroad:

- Herbert Stepic: OMV AG, VAT Raiffeisen Bank Aval, Tatra banka a.s.
- Rainer Franz: Tatra banka a.s.
- Heinz Wiedner: VAT Raiffeisen Bank Aval
- Aris Bogdaneris: VAT Raiffeisen Bank Aval
- Martin Grüll: VAT Raiffeisen Bank Aval
- Peter Lennkh: VAT Raiffeisen Bank Aval

Individuals finishing the stage of life of 68 years are not able to be elected to a member of the Managing Board and may not be appointed for another functional period.

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Supervisory Board

	Date of first assignment	End of period
Walter Rothensteiner, Chairman	11 May 2001	AGM 2011
Manfred Url, Deputy-Chairman	11 May 2001	AGM 2011
Karl Sevelda	11 May 2001	AGM 2011
Patrick Butler	28 September 2004	AGM 2009
Stewart D. Gager	24 January 2005	AGM 2009
Peter L. Woicke	24 January 2005	Retired as of 31 December 2007

All members of the Supervisory Board declare themselves to be independent in the meaning of criteria of independence agreed by the Supervisory Board and in conformity with the Austrian Corporate Governance Codex. None of the members holds a more than 10 per cent share in the company. *Peter Woicke* and *Stewart Gager* do not represent the interests of shareholders with a share of more than 10 per cent.

Raiffeisen Zentralbank is entitled to send up to one third of the members of the Supervisory Board, insofar as it has a shareholding in Raiffeisen International. Individuals finishing the stage of life of 75 years are not able to be elected to a member of the Supervisory Board and may not be appointed for another functional period. In addition, individuals having more than 8 mandates in Supervisory Boards of quoted companies may not be elected. The chairmanship in the Supervisory Board of a quoted company is counted twice.

Committees of the Supervisory Board

Members of the Supervisory Board	Working Committee	Audit Committee	Personnel Committee
Walter Rothensteiner, Chairman	Chairman	Chairman	Chairman
Manfred Url, Deputy-Chairman	Deputy-Chairman	Deputy-Chairman	Deputy-Chairman
Karl Sevelda	–	Member	–

The members of the Supervisory Board have further mandates in the Supervisory Board of quoted companies at home and abroad:

- Walter Rothensteiner: UNIQA Versicherungen AG
- Karl Sevelda: Bene AG, Unternehmens Invest AG
- Peter L. Woicke: Anglo American plc, Plug Power Inc, MTN Group Limited

Vienna, 3 March 2008

The Managing Board

Herbert Stepic | Martin Grüll | Aris Bogdaneris

Rainer Franz | Peter Lennkh | Heinz Wiedner

Unqualified auditor's report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Raiffeisen International Bank-Holding AG, Vienna, for the financial year from 1 January to 31 December 2007. These financial statements comprise the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2007 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU.

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Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements

Vienna, 4 March 2008

KPMG Austria GmbH

Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Wilhelm Kovsca
Wirtschaftsprüfer

Franz Frauwallner
Wirtschaftsprüfer

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LIST OF FULLY CONSOLIDATED COMPANIES

The following table shows a selection of operating companies of Raiffeisen International's consolidated group. The complete list of Raiffeisen International's equity participations is deposited with the Group parent's headquarters.

Company, domicile (country)	Subscribed capital in local currency		Share	Type[1]
VAT Raiffeisen Bank Aval, Kiev (UA)	2,279,934,908	UAH	95.7%	BA
eBanka, a.s., Prague (CZ)	1,184,500,000	CZK	51.0%	BA
Raiffeisen Equipment Leasing Company Limited by Shares, Budapest (HU)	50,000,000	HUF	72.7%	FI
Raiffeisen International GROUP IT GmbH, Vienna (AT)	37,000	EUR	100.0%	BR
Raiffeisen Car Leasing Ltd., Budapest (HU)	20,000,000	HUF	72.7%	FI
Raiffeisen Bank Sh.a., Tirana (AL)	34,592,965	EUR	100.0%	BA
Raiffeisenbank (Bulgaria) EAD, Sofia (BG)	310,073,452	BGN	100.0%	BA
Raiffeisen Bank d.d. Bosna i Hercegovina, Sarajevo (BA)	168,933,750	BAM	97.0%	BA
OAO Priorbank, Minsk (BY)	102,801,217,650	BYR	63.0%	BA
Raiffeisenbank a.s., Prague (CZ)	4,889,000,000	CZK	51.0%	BA
Raiffeisenbank Austria d.d., Zagreb (HR)	2,156,632,000	HRK	73.7%	BA
Raiffeisen Bank Zrt., Budapest (HU)	45,129,140,000	HUF	70.3%	BA
Raiffeisen Bank Kosovo J.S.C., Prishtina (RS)	44,000,000	EUR	75.0%	BA
Raiffeisen Bank Polska S.A., Warsaw (PL)	661,161,150	PLN	100.0%	BA
Raiffeisen Bank S.A., Bucharest (RO)	1,196,258,639	RON	99.5%	BA
Raiffeisen banka a.d., Belgrade (RS)	24,702,667,580	RSD	100.0%	BA
ZAO Raiffeisenbank, Moscow (RU)	24,793,849,000	RUB	100.0%	BA
OOO "Raiffeisen Capital" Asset-Management Company, Moscow (RU)	150,000,000	RUB	100.0%	FI
Raiffeisen Banka d.d., Maribor (SI)	14,133,667	EUR	85.7%	BA
Raiffeisen Mandatory Pension Fund Management Company d.d., Zagreb (HR)	110,000,000	HRK	73.7%	FI
Raiffeisen Real Estate Management Zrt., Budapest (HU)	105,440,000	HUF	72.7%	BR
Raiffeisen Investment Fund Management Zrt., Budapest (HU)	100,000,000	HUF	70.3%	FI
Raiffeisen Invest d.o.o., Zagreb (HR)	8,000,000	HRK	73.7%	FI
RAIFFEISEN INSURANCE BROKER EOOD, Sofia (BG)	5,000	BGN	100.0%	BR
Raiffeisen Biztosításközvetítő Kft., Budapest (HU)	5,000,000	HUF	72.7%	BR

Company, domicile (country)	Subscribed capital in local currency		Share	Type[1]
Raiffeisen Insurance Agency Sp.z.o.o, Warsaw (PL)	200,000	PLN	87.5%	BR
Raiffeisen Insurance and Reinsurance Broker S.R.L, Bucharest (RO)	180,000	RON	75.0%	BR
RI Eastern European Finance B.V., Amsterdam (NL)	400,000	EUR	100.0%	FI
RI FINANCE (JERSEY) LIMITED, St. Helier (JE)	500,000,002	EUR	0.0%	FI
Raiffeisen Leasing sh.a., Tirana (AL)	123,000,000	ALL	93.8%	FI
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	5,900,000	BGN	81.1%	FI
Raiffeisen Leasing d.o.o., Sarajevo (BA)	3,008,000	BAM	85.8%	FI
JLLC "Raiffeisen-leasing", Minsk (BY)	4,300,250,000	BYR	66.6%	FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague (CZ)	50,000,000	CZK	63.0%	FI
Raiffeisen-Leasing d.o.o., Zagreb (HR)	30,000,000	HRK	74.4%	FI
Raiffeisen Lízing Zrt., Budapest (HU)	225,620,000	HUF	72.7%	BA
TOO Raiffeisen Leasing Kazakhstan, Almaty (KZ)	85,800,000	KZT	75.0%	FI
ICS Raiffeisen Leasing s.r.l, Chisinau (MD)	8,349,281	MDL	87.2%	FI
Raiffeisen-Leasing Polska S.A., Warsaw (PL)	22,301,000	PLN	87.5%	FI
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	10,000,000	CZK	69.0%	FI
Raiffeisen Leasing IFN S.A., Bucharest (RO)	14,935,400	RON	87.2%	FI
Raiffeisen Leasing d.o.o., Belgrade (RS)	226,544,550	RSD	87.5%	FI
OOO Raiffeisen-Leasing, Moscow (RU)	491,000,000	RUB	87.5%	FI
Raiffeisen Leasing d.o.o., Ljubljana (SI)	895,800,000	SIT	75.0%	FI
Limited liability company " Raiffeisen Leasing Aval", Kiev (UA)	11,758,092	UAH	87.4%	FI
Raiffeisen Factoring Ltd., Zagreb (HR)	15,000,000	HRK	73.7%	FI
Tatra Asset Management sprav.spol., a.s., Bratislava (SK)	50,000,000	SKK	64.5%	FI
Tatra banka a.s., Bratislava (SK)	1,127,274,500	SKK	64.5%	BA
Tatra Leasing spol. s r.o., Bratislava (SK)	200,000,000	SKK	70.0%	FI
Ukrainian Processing Center, JSC, Kiev (UA)	180,000	UAH	100.0%	BR

Legend
1 Company type
BA Bank
FI Financial institution
BR Company rendering banking-related ancillary services
OT Other company

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List of equity participations

The following tables show a selection of equity participations. The complete list of Raiffeisen International's equity participation is deposited with the Group parent's headquarters.

Companies valued at equity

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held[1]	Type[2]
Raiffeisen Banca pentru Locuinte S.A., Bucharest (RO)	96,000,000	RON	33.3%		BA
Raiffeisen stambena stedionica d.d., Zagreb (HR)	106,500,000	HRK	17.1%		BA
Raiffeisen stavebni sporitelna, a.s., Prague (CZ)	650,000,000	CZK	25.0%		BA

Other non-consolidated subsidiaries and equity participations

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held[1]	Type[2]
"Asset Management Company "Raiffeisen Aval", Kiev (UA)	5,583,280	UAH	100.0%		FI
Biroul de Credit S.A., Bucharest (RO)	4,114,615	RON	14.1%		FI
Centralised Raiffeisen International Services & Payments S.R.L., Bucharest (RO)	6,800,000	RON	100.0%		BR
CJSC Areximbank "Armenian-Russian Export-Import Bank", Erevan (AM)	2,497,248,000	AMD	19.9%		FI
CREDEX FINANTARI IFN SA, Bucharest (RO)	15,112,500	RON	30.0%		FI
Czech Real Estate Fund (CREF) B.V., Amsterdam (NL)	18,000	EUR	20.0%		FI
Doplnková dôchodková spoločnosť Tatra banky, a.s., Bratislava (SK)	50,000,000	SKK	100.0%		FI
ELIOT, s. r. o., Bratislava (SK)	48,610,000	SKK	100.0%		BR
Fondul de Garantare a Creditului Rural S.A., Bucharest (RO)	2,914,750	RON	30.8%		FI
Raiffeisen Asset Management (Bulgaria) EAD, Sofia (BG)	250,000	BGN	100.0%		FI
Raiffeisen BROKERS doo, Sarajevo (BA)	1,000,000	BAM	100.0%		FI
Raiffeisen Capital & Investment S.A., Bucharest (RO)	1,600,000	RON	100.0%		FI

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held[1]	Type[2]
Raiffeisen consulting Ltd., Zagreb (HR)	14,900,000	HRK	100.0%		FI
Raiffeisen Economic and Tax Consulting ZRt., Budapest (HU)	20,000,000	HUF	20.0%	10.0%	FI
Raiffeisen Energy Service Ltd., Budapest (HU)	20,000,000	HUF	100.0%		OT
Raiffeisen Factoring Ltd., Sofia (BG)	1,000,000	BGN	100.0%		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw (PL)	3,847,500	PLN	100.0%		FI
RAIFFEISEN FUTURE AD, Belgrade (RS)	1,700,000	EUR	100.0%		FI
RAIFFEISEN INVESTMENT FUND MANAGEMENT COMPANY, Belgrade (RS)	750,000	EUR	100.0%		FI
Raiffeisen Non-Government Pension Fund, Moscow (RU)	165,000,000	RUB	100.0%		FI
Raiffeisen Pensii - Broker de Pensii Private SRL, Bucharest (RO)	25,000	RON	100.0%		BR
Raiffeisen Pension Insurance d.o.o., Zagreb (HR)	14,400,000	HRK	100.0%		FI
Raiffeisen Property Lízing Rt., Budapest (HU)	55,000,000	HUF	100.0%		BR
RAIFFEISEN SERVICES EOOD, Sofia (BG)	3,000,000	BGN	100.0%		BR
Raiffeisen Services SRL, Bucharest (RO)	30,000	RON	100.0%	100.0%	FI
RAIFFEISEN SPECIAL ASSETS COMPANY d.o.o., Sarajevo (BA)	400,000	BAM	100.0%		FI
RAIFFEISEN TRAINING CENTER LTD., Zagreb (HR)	20,000	HRK	80.0%	20.0%	BR
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb (HR)	33,445,300	HRK	100.0%		FI
S.A.I. Raiffeisen Asset Management S.A., Bucharest (RO)	5,670,000	RON	100.0%		FI
TATRA Residence, s.r.o., Bratislava (SK)	25,053,000	SKK	100.0%	100.0%	BR

Legend
1 Equity participations held via companies that are not included in the consolidated financial statements (pro-rata share)
2 Company type
BA Bank; BR Company rendering banking-related ancillary services
FI Financial institution; OT Other company

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GLOSSARY

Affiliated companies - Entity over which the investor has control (i.e. power to govern the financial and operating policies).

Associated companies - Entity over which the investor has significant influence.

Back testing - The backward comparison of VaR figures with actual results to test the quality of a model.

Badwill - Any remaining excess of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition as at the date of the exchange transaction.

Banking book - All positions that are not assigned to the trading book.

BWG - Austrian Banking Act.

Cash flow - Inflows and outflows of cash and cash equivalents.

Cash flow statement - Statement of cash flows during the financial year arising from operating activities, investing activities and financing activities and a reconciliation of cash and cash equivalents held at the beginning and the end of the financial year.

CEE - Central and Eastern Europe.

CE - Central Europe. For Raiffeisen International it is defined as Hungary, Poland, Slovakia, Slovenia, and the Czech Republic.

CIS - Commonwealth of Independent States, consisting predominantly of territories of the former Soviet Union.

Clean price - Price of a financial instrument without accrued interest.

Consolidated ROE - Return on Consolidated Equity, i.e. the equity attributable to the shareholders of Raiffeisen International. It is calculated by consolidated profit in relation to average balance sheet equity (without minority interests). Average equity is based on month-end figures and does not include current year profit.

Country risk - This comprises transfer and convertibility risk and political risk.

Core capital - Paid-in capital and reserves less intangible fixed assets and balance sheet losses and material losses during the current financial year.

Core capital ratio - This ratio's numerator is core capital (tier 1) and its denominator is the basis of assessment (incl. market risk).

Cost/income ratio - Indicator of an enterprise's cost efficiency based on the ratio of expenses to earnings. It is calculated by comparing general administrative expenses (comprising staff expenses and other administrative expenses and depreciation/amortisation of tangible and intangible fixed assets) with operating income (net interest income, net commission income, trading profit/loss and other operating profit/loss).

Credit derivatives - Instruments designed to transfer credit risk arising from loans, bonds and other risk assets or market risk items to another party.

Credit exposure - Comprises all on-balance-sheet exposures (loans, debt securities) and off-balance-sheet exposures (guarantees, commitments) that expose Raiffeisen International to credit risk.

DBO - Defined benefit obligation, i.e. the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Default risk - Risk that counterparties in a financial transaction will not be able to fulfill an obligation, causing the other party a financial loss.

Deferred tax assets - The amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses, and the carry forward of unused tax credits.

Deferred tax liabilities - The amounts of income taxes payable in future periods in respect of taxable temporary differences.

Derivatives - Financial instruments whose value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, that requires no initial net investment or small initial net investment and that is settled at a future date.

Dirty price - Price of a financial instrument including accrued interest.

Earnings per share (EPS) - Profit attributable to ordinary equity holders (profit adjusted by dividends to preference shareholders) divided by the weighted average number of ordinary shares outstanding during the period.

Excess cover ratio - Relation of excess own funds to total own funds requirement.

Fair value - The amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fiduciary business - Transactions which are carried out by a trustee, often banks, on own name but on account of the beneficiary.

Finance lease - A lease that transfers substantially all the risks and rewards incidental to ownership of an asset.

Futures - Standardized forward contracts traded on a stock exchange under which a commodity traded in a money, capital, precious metal or currency market is to be delivered or accepted at a price fixed in an exchange environment.

Goodwill - Any excess of the cost of the acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired as at the date of the exchange transaction.

Gross investment value - The aggregate of minimum lease payments receivable by the lessor under a finance lease and any unguaranteed residual value accruing to the lessor.

Hedging - Designating one or more hedging instruments so that their change in fair value is an offset, in whole or in part, to the change in fair value or cash flows of a hedged item.

Held-for-trading - Securities held for trading purposes to take advantage of short-term market fluctuations.

Held-to-maturity - Financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

HGB/UGB - (Austrian) Commercial Code.

IFRIC, SIC - International Financial Reporting Interpretation Committee - Interpreter of the International Financial Reporting Standards, formerly also SIC (Standing Interpretations Committee).

IFRS, IAS - The International Financial Reporting Standards or International Accounting Standards are reporting standards published by the IASB (International Accounting Standards Board) with the goal of achieving transparent and comparable accounting on an international basis.

Interest margin - Net interest income in relation to average balance sheet total.

Investment property - Property (land or buildings - or part of buildings - or both) which are held to earn rentals or for capital appreciation or both.

IPO - Initial public offering.

Liquidity risk - Risk that the bank could be unable to meet its current and future financial obligations in full or in good time. This arises from the danger that e.g. refinancing can only be obtained at very disadvantageous terms or is entirely impossible.

Loss rate - Usage of previously allocated loan loss provisions plus direct write-downs and income received on written-down claims divided by total credit exposure.

Market capitalization - The number of issued shares multiplied by the share price.

Market risk - The risk that the value of a financial instrument will fluctuate because of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market.

Net provisioning ratio (average risk-weighted assets banking book) - Risk valuation ratio. Is calculated by provisioning for impairment losses divided by average risk-weighted assets of the banking book.

Net provisioning ratio (total credit exposure) - Risk valuation ratio. Is calculated by provisioning for impairment losses divided by the total credit exposure.

Operating lease - Lease under which commercial and legal ownership remains with the lessor with the effect that the lessor must show the asset on its balance sheet.

Operating profit/loss - In IFRS-compliant financial statements, it consists of operating income net of general administrative expenses. Operating income comprises

net interest income, net commission income, trading profit/loss and other operating profit/loss. General administrative expenses comprise staff expenses and other administrative expenses and depreciation/amortisation of tangible and intangible fixed assets.

Operational risk - Risk of unexpected losses resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

Options - Instruments that give the holder the right to purchase the underlying from a contracting party at an agreed price and at an agreed time or within an agreed period (call option) or to sell the underlying to a contracting party at an agreed price and at an agreed time or within an agreed period (put option).

OTC instruments - Financial instruments that are neither standardized nor traded on a stock exchange. They are traded directly between market participants "over-the-counter".

Own funds according to BWG - Consist of core capital (tier 1), additional and subordinated capital (tier 2) and short-term subordinated capital and rededicated tier 2 capital (tier 3).

Own funds ratio - The ratio's numerator is own funds within the meaning of the Austrian Banking Act (BWG) and its denominator is the basis of assessment pursuant to section 22 BWG plus 12.5 times the own funds required as cover for the trading book and open currency positions.

Own shares - Repurchased equity instruments (shares) held by the issuing entity itself or by its subsidiaries.

Plan assets - Assets held by a long-term employment benefit fund.

Portfolio-based loan loss provisions - Impairment provisions for portfolios of loans with identical risk profiles that may be compiled under certain conditions.

Portfolio rate - Total provisions for impairment losses divided by total credit exposure.

Projected unit credit method - An actuarial valuation method defined by IAS 19 that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation (sometimes known as the accrued benefit method pro-rated on service or as the benefit/years of service method).

Raiffeisen International - The Group of Raiffeisen International Bank-Holding AG.

Repurchase agreement - During a genuine repurchase transaction (repo), the enterprise sells assets to a counterparty and concurrently agrees to reacquire the assets at an agreed time and at an agreed price.

Risk-weighted assets (incl. market risk) - Comprises the basis of assessment within the meaning of section 22 of the Austrian Banking Act (BWG) plus 12.5 times the own funds required as cover for the trading book and open currency positions.

Risk-weighted assets of the banking book - According to the Austrian Banking Act (BWG) these are on-balance-sheet assets, off-balance-sheet and special off-balance-sheet banking book asset positions weighted by business and counterparty risk, respectively.

Risk/earnings ratio - Risk valuation ratio. Is calculated by provisioning for impairment losses divided by net interest income.

ROE (return on equity) - Return on the total equity including minority interests, i.e. profit before tax respectively after tax in relation to weighted average balance sheet equity. Average equity is calculated on month-end figures and does not include current year profit.

RZB - Raiffeisen Zentralbank Österreich AG Group.

RZB-Kreditinstitutsgruppe - Pursuant to section 30 of the Austrian Banking Act (BWG), RZB-Kreditinstitutsgruppe is made up of all banks, financial institutions, securities companies and companies rendering banking-related services in which Raiffeisen Zentralbank holds direct or indirect interests or has control as a superordinate institution.

Securitization - Special type of refinancing and the packaging of designated portfolios of loans or leasing claims with an appropriate level of credit enhancement and the redistribution of these portfolios to investors.

Segment reporting - Disclosure of earnings and asset data for business segments (primary) and geographical areas (secondary).

SEPA - Single European Payments Area. This is a project to create a European-wide standardized payment area. In this payment area there is no distinction between cross-border and national payments for customers anymore.

Share-based remuneration - Performance-based allotments of company shares for eligible employees for a given period of time.

Splitting - A procedure that is particularly common in U.S. investment banking where equities that have become very highly priced are split into two or more shares or share certificates.

SPO - Secondary public offering; capital increase.

Stress tests - Stress tests endeavour to simulate extreme fluctuations in market parameters. They are used because such fluctuations are usually inadequately captured by VaR models (VaR forecasts maximum losses under normal market conditions).

Subprime loans - Mortgage loans given to borrowers who do not qualify for the prime market interest rate due to their low creditworthiness. Subprime loans are characterized by a relatively high risk of loss.

Swap - Exchange of interest obligations (interest swap) and/or currency positions (currency swap).

Tax rate - Relation of income taxes to profit before tax.

Total shareholder return - Is a ratio illustrating the development of a share investment over a period considering the dividends and increases in share price.

Trading book - Bank regulators' term for assets held by a bank for short-term resale to exploit fluctuations in prices and interest rates.

VaR - Value at risk expresses the potential loss that will, with a 99 per cent probability, not be exceeded within the period for which an asset is held in the portfolio in question.

ADDRESSES

Raiffeisen International Bank-Holding AG

Austria
Am Stadtpark 9
1030 Wien
Phone: +43-1-71 707 0
Fax: +43-1-71 707 1715
www.ri.co.at
investor.relations@ri.co.at
ri-communications@ri.co.at

Banking network

Albania
Raiffeisen Bank Sh.a.
European Trade Center
Bulevardi "Bajram Curri"
Tiranë
Phone: +355-4-222 669
Fax: +355-4-275 599
SWIFT/BIC: SGSBALTX
www.raiffeisen.al

Belarus
Priorbank, OAO
31-A, V. Khoruzhey Str.
Minsk, 220002
Phone: +375-17-289 9090
Fax: +375-17-289 9191
SWIFT/BIC: PJCBBY2X
www.priorbank.by

Bosnia and Herzegovina
Raiffeisen Bank d.d.
Bosna i Hercegovina
Danijela Ozme 3
71000 Sarajevo
Phone: +387-33-287 100
Fax: +387-33-213 851
SWIFT/BIC: RZBABA2S
www.raiffeisenbank.ba

Bulgaria
Raiffeisenbank (Bulgaria) EAD
18/20 Ulica N. Gogol
1504 Sofia
Phone: +359-2-9198 5101
Fax: +359-2-943 4528
SWIFT/BIC: RZBBBGSF
www.rbb.bg

Croatia
Raiffeisenbank Austria d.d.
Petrinjska 59
10000 Zagreb
Phone: +385-1-456 6466
Fax: +385-1-481 1624
SWIFT/BIC: RZBHHR2X
www.rba.hr

Czech Republic
Raiffeisenbank a.s.
Olbrachtova 2006/9
14021 Praha 4
Phone: +420-221-141 111
Fax: +420-221-142 111
SWIFT/BIC: RZBCCZPP
www.rb.cz

Hungary
Raiffeisen Bank Zrt.
Akadémia utca 6
1054 Budapest
Phone: +36-1-484 4400
Fax: +36-1-484 4444
SWIFT/BIC: UBRTHUHB
www.raiffeisen.hu

Kosovo
Raiffeisen Bank Kosovo J.S.C.
Rruga UÇK 51
Priština 10000
Phone: +381 38 222 222
Fax: +381 38 20 30 1130
SWIFT/BIC: RBKOCS22
www.raiffeisen-kosovo.com

Poland
Raiffeisen Bank Polska S.A.
Ul. Piękna 20
00-549 Warszawa
Phone: +48-22-585 2000
Fax: +48-22-585 2585
SWIFT/BIC: RCBWPLPW
www.raiffeisen.pl

Romania
Raiffeisen Bank S.A.
Piaţa Charles de Gaulle 15
011857 Bucureşti 3
Phone: +40-21-306 1000
Fax: +40-21-230 0700
SWIFT/BIC: RZBRROBU
www.raiffeisen.ro

Russia
ZAO Raiffeisenbank
Smolenskaya-Sennaya pl., 28
119002 Moskwa
Phone: +7-495-721 9900
Fax: +7-495-721 9901
SWIFT/BIC: RZBMRUMM
www.raiffeisen.ru

Serbia
Raiffeisen banka a.d.
Bulevar Zorana Djindjica 64a
11070 Novi Beograd
Phone: +381-11-320 2100
Fax: +381-11-220 7080
SWIFT/BIC: RZBSRSBG
www.raiffeisenbank.co.yu

Slovakia
Tatra banka, a.s.
Hodžovo námestie 3
81106 Bratislava 1
Phone: +421-2-5919 1111
Fax: +421-2-5919 1110
SWIFT/BIC: TATRSKBX
www.tatrabanka.sk

Slovenia
Raiffeisen Banka d.d.
Slovenska ulica 17
2000 Maribor
Phone: +386-2-229 3100
Fax: +386-2-252 4779
SWIFT/BIC: KREKSI22
www.raiffeisen.si

Ukraine
VAT Raiffeisen Bank Aval
9, Leskova str.
01011 Kyiv
Phone: +38-044-490 88 07
Fax: +38-044- 285-32 31
SWIFT/BIC: AVAL UA UK
www.aval.ua

Leasing companies

Austria
Raiffeisen-Leasing
International GmbH
Am Stadtpark 9
1030 Wien
Phone: +43-1-71 707 2966
Fax: +43-1-71 707 2059

Albania
Raiffeisen Leasing Sh.a.
Rruga Kavajes 44
Tiranë
Phone: +355-4-274 920
Fax: +355-4-232 524

Belarus
JLLC Raiffeisen Leasing
Khoruzhey str. 31A
220002 Minsk
Phone: +375-17 289 9396
Fax: +375-17 289 9394

Bosnia and Herzegovina
Raiffeisen Leasing d.o.o.
Sarajevo
St. Branilaca Sarajeva No. 20
71000 Sarajevo
Phone: +387-33-254 340
Fax: +387-33-212 273
www.rlbh.ba

Bulgaria
Raiffeisen Leasing
Bulgaria OOD
Business Park Sofia
Building 11, 2nd floor
1715 Sofia
Phone: +359-2-970 7979
Fax: +359-2-974 2057
www.rlbg.bg

Croatia
Raiffeisen Leasing d.o.o.
Radnicka cesta 43
10000 Zagreb
Phone: +385-1-6595 000
Fax: +385-1-6595 050
www.rl-hr.hr

Czech Republic
Raiffeisen-Leasing s.r.o.
Budejovicka 409/1
14000 Praha 4
Phone: +420-221-51 1611
Fax: +420-221-51 1666
www.rl.cz

Hungary
Raiffeisen Lízing Zrt.
Váci utca 81-85
1139 Budapest
Phone: +36-1-298 8200
Fax: +36-1-298 8010
www.raiffeisenlizing.hu

Kazakhstan
Raiffeisen Leasing
Kazakhstan LLP
146, Shevchenko str.
Office 12, 1st floor
050008 Almaty
Phone: +7-727-2709 836
Fax: +7-727-2709 831

Moldova
Raiffeisen Leasing SRL
65 Stefan cel Mare blvd.
2001 Chisinau
Phone: +373-22 27 93 13
Fax: +373-22 27 93 43

Poland
Raiffeisen-Leasing Polska S.A.
Ul. Prosta 51
00838 Warszawa
Phone: +48-22 32 63 600,
Fax: +48-22 32 63 601
www.rl.com.pl

Romania
Raiffeisen Leasing IFN SA
Calea 13 Septembrie 90
Grand Offices
Marriott Grand Hotel
Sector 5
76122 Bucureşti
Phone: +40-21-403 3300
Fax: +40-21-403 3298
www.raiffeisen-leasing.ro

Russia
OOO Raiffeisen Leasing
Nikoloyamskaya 13/2
109240 Moskwa
Phone: +7-495-721 9980
Fax: +7-495-721 9901
www.rlru.ru

Serbia
Raiffeisen Leasing d.o.o.
Milutina Milankovića 134a
11070 Beograd
Phone: +381-11-201 77 00
Fax: +381-11-313 00 81
www.raiffeisen-leasing.co.yu

Slovakia
Tatra Leasing s.r.o.
Továrenská 10
81109 Bratislava
Phone: +421-2-5919 3168
Fax: +421-2-5919 3048
www.tatraleasing.sk

Slovenia
Raiffeisen Leasing d.o.o.
Tivolska 30 (Center Tivoli)
1000 Ljubljana
Phone: +386-1-241 6250
Fax: +386-1-241 6268
www.rl-sl.si

Ukraine
LLC Raiffeisen Leasing Aval
Moskovsiy Prospect 9
Corp. 5 office 101
04073 Kyiv
Phone: +38-044-490 8700
Fax: +38-044-200 0407

Real-estate leasing

Czech Republic
Raiffeisen Leasing
Real Estate s.r.o.
Budejovicka 409/1
14000 Praha 4
Phone: +420-221-511 610
Fax: +420-221-511 641
www.rlre.cz

Raiffeisen Zentralbank Österreich AG

Austria
Am Stadtpark 9
1030 Wien
Phone: +43-1-71 707 0
Fax: +43-1-71 707 1715
SWIFT/BIC RZBAATWW
www.rzb.at

PUBLICATION DETAILS

Publisher: Raiffeisen International Bank-Holding AG
Editor: Investor relations
Editorial deadline: 4 March 2008

Consulting/support/design: gantnerundenzi.at
Copy editing support/proofreading: be.public
Printer: AV+Astoria Druckzentrum GmbH
Place of production: Vienna

Raiffeisen International Bank-Holding AG
Am Stadtpark 9, A-1030 Wien
Phone: +43 (1) 717 07 0
Fax: +43 (1) 717 07 1715
www.ri.co.at

Investor relations contact
Phone: +43 (1) 717 07 2089
Email: investor.relations@ri.co.at
Internet: www.ri.co.at ▸ Investor Relations

Public relations contact
Phone: +43 (1) 717 07 1504
Email: ri-communications@ri.co.at
Internet: www.ri.co.at ▸ Public Relations

You will find the online version of the annual report at ar2007.ri.co.at.
The original German version of the report is available at gb2007.ri.co.at.

The forecasts, plans, and statements addressing the future are based on knowledge and assumptions of Raiffeisen International at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors that may lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialize.

We have exercised utmost diligence in the preparation of this annual report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in German. The company only recognizes the German version as the authentic version.

"Anyone who believes an annual report must be boring is once again proven wrong by Raiffeisen International. After the culinary arts of the East, we now bring you an entertaining language course."

Herbert Stepic

"Either you have a preference for figures or languages. If you don't like either, I suggest you indulge in the delightful illustrations."

Martin Grüll

"A 'must' for any investor!"

Investor Relations

ISBN 978-3-200-01164-9

9 783200 011649

www.ri.co.at

SUCCESS IN 15 LANGUAGES

ENGLISH — EASTERN EUROPEAN
EASTERN EUROPEAN — ENGLISH

Annual Financial Statement 2007
Raiffeisen International Bank-Holding AG

Raiffeisen INTERNATIONAL
Member of RZB Group

Table of contents

Annual accounts and review of business

Raiffeisen International Bank-Holding AG Management Report for financial year 2007

Economic operating environment

Central and Eastern Europe's economies: still growing fast

The economies of Central and Eastern Europe (CEE) grew in 2007 at a rate nearly matching that of 2006. The EU's new member states in CEE (Poland, Hungary, the Czech Republic, Slovakia and Slovenia) registered GDP growth (in real terms), according to the latest estimates, of an average of 5.8%, just under 2006's record of 6.1%. This minor slowdown was caused by the budget consolidation measures undertaken by the Hungarian government to deal with the substantially cooling off of the country's economy. The Southeastern European countries (Romania, Bulgaria, Croatia, Serbia, Bosnia and Herzegovina, Albania and Moldova) grew less dynamically in 2007 (5.8% rate of GDP growth) than in 2006 (6.6%). This decline is largely attributable to the harvest failures suffered by Romania. The first year of their accession to the EU did not have any noticeable and positive ramifications for Romania and Bulgaria.

The Confederation of Independent States (CIS – Russia, Ukraine and Belarus) experienced an acceleration of growth, which went from an average of 6.8% in 2006 to 7.5% in 2007. The weakening of growth registered by the Ukraine and Belarus was counterbalanced by Russia's further rise.

Annual real GDP growth


10%
8%
6%
4%
2%
0%
2003
2004
2005
2006
2007e
0.8%
3.8%
4.8%
7.5%
1.8%
5.0%
7.4%
7.8%
1.6%
4.6%
4.8%
6.1%
2.9%
6.1%
6.7%
6.9%
2.7%
6.0%
5.8%
7.5%
Eurozone
Central Europe
Southeastern Europe
CIS

Source: Thomson Financial Datastream, wiiw, Raiffeisen RESEARCH

Though its amount varied on a country-by-country basis, 2007's growth was caused by the same factors as 2006's. Its prime engines were the strong rises in consumer demand, which was produced by increases in real wages and in credits granted, and in gross capital investments.

Also registering strong and sustained growth were the economies of the "old" EU member countries. As these in turn are both the most important markets for and sources of FDI (foreign direct investment) in CEE, their growth had a positive affect on the latter's economic development. The increasing dynamism of growth being registered by the EU's new members, by the accession candidates, and by those who are striving to become such is attributable to these factors, which also benefit the foreign investments made in the region. This FDI continues to be at a high level. It is, in fact, still rising in Southeastern Europe. The only countervailing trend in the period under review was the countries' net exports, with the exception of Slovakia, Slovenia and Hungary.

Increase in inflation in second half of 2007

Some of the CEE countries recorded strong rises in their rates of inflation during the second half of 2007. Prime causes were the high prices of oil and food. The latter stems from the prices prevailing on world markets for grains and corn. These increases, in turn, resulted from the strong demand for bioethanol. Another cause was the devastation wreaked by weather on harvests. This curtailed supply.
The low rate of inflation prevailing during the first six months of 2007 helped keep down the annual rate's rise. CEE's rate of inflation in 2007 came to some 3.5%, up somewhat from 2006's 2.2%. The countries of Southeastern Europe (4.9%) and of the CIS (9.5%) actually recorded drops from the previous year (6.8% and 9.6% respectively). These declines are attributable to the persistent weakness shown by the US dollar, and to the real and nominal rises experienced in the countries' rates of exchanges. These, in turn, decreased the prices of imports and, as well, inflation. The only national market served by Raiffeisen International registering a double-digit rate of inflation was the Ukraine (12.7%).

USA's real estate crisis encumbers financial markets

For international financial markets, the USA's real estate crisis and its ramifications dominated the second half of 2007. None directly impacted upon the CEE countries. Indirect consequences have, however, made themselves apparent, as the divergent developments of the region's rates of exchange details. CEE's currencies were quickly able to compensate for the losses registered. This was not the case in southern Europe and specifically in Romania, whose leu dropped to a new and stable rate of exchange some 15% below mid-2007's high mark. A region-wide trend towards increasing the markup for risk manifested itself. This increase was, however, limited in size, especially when considering the potential implications for the world's financial markets of the USA's real estate crisis. Confirmation for this point of view comes from players on financial markets, which, in differentiating between the trends in America and elsewhere, continue to forecast economic stability and growth for CEE.

Current account deficits: a phenomenon characteristic of fast-developing economies

Several countries in, particularly, Southeastern Europe and in the rest of CEE have seen their annual current account deficits repeatedly rise. These rises are primarily due to revaluations of their currencies (both in real and, in several cases, nominal terms), the investment booms fostered by the countries' being integrated into the EU, and the strong and sustained demand for private credit. International institutions have joined the countries' Central banks in repeatedly expressing concerns about the nations' economic stability and sustainability of development. The strong rates of investment growth and the relatively low rates of saving being recorded by the countries create a demand for capital. This can only be satisfied by foreign investors – with all of the attendant effects on the balances of current account. This phenomenon is to be observed in all fast-growing economies. Mitigating it is the fact that a large part of the current account deficits is attributable to FDI. The accession to the EU of Romania and Bulgaria will cause this situation to set itself forth in the years to come. This situation does not, however, constitute a threat to economic stability. In the long run, the construction, modernization and expansion of product facilities will lead to reductions in balances of trade. This course of development took place over the last few years in Central Europe.

Developments in Central and Eastern Europe's banking sector

The total assets held by banks in Central and Eastern Europe continued in 2007 to strongly rise, notwithstanding the restrictive regulations imposed by several Southeastern European countries and the after-effects of the USA's real estate crisis, which in turn necessitated the difficult refinancing of CIS banks which are dependent upon financial markets. The region-wide rise in assets was engendered by the consumer credits and mortgage areas, with the latter profiting from the expectation that real estate prices and income will continue to rise. As had been the case in 2006, the corporate banking sector – in which SMEs (small and medium-sized enterprises) are playing an increasingly important role – also grew strongly. Although remaining at a low level in absolute terms, open-ended investment and pension funds registered very high rates of growth.

Personal loans in per cent of GDP vs. GDP per capita (at purchasing power parities), in €


60%
Personal loans in per cent of GDP
50%
Eurozone
40%
Croatia
30%
Bosnia and Herzegovina
20%
Kazakhstan
Bulgaria
Poland
Hungary
Slovenia
Ukraine
Slovakia
Czech Republic
10%
Serbia
Romania
Albania
Russia
Belarus
0%
5,000
10,000
15,000
20,000
25,000
GDP per capita (PPP), in €

Note: Data as of end 2007, source: Local central banks, wiiw, Raiffeisen RESEARCH

Business in 2007

Changes in corporate legal status

At the annual general meeting held on June 5, 2007, it was resolved to increase the paid-in equity capital (capital adjustment) by €931,108.69. This move was undertaken to give the amount of equity capital accruable to each share the even value of €3.05. This was accomplished by the transforming of committed capital reserves. On October 5, 2007, the equity capital was increased by €36,287,375.00 through the issuance of 11,897,500 shares (Secondary Public Offering). As of December 31, 2007, the company's equity capital came to €471,735,875.00, comprised of 154,667,500 shares of no par value (bearer shares). At the annual general meeting of June 5, 2006, in a move approved by the supervisory board, and in accordance with § 169 of the Securities Act, the executive board was authorized to increase the company's equity capital by June 7, 2011 and through the issuing of up to 71,385,000 common shares made out to the bearer, by up to €217,258,695.65. At the annual general meeting of June 5, 2007, the resolution previously passed and approving an authorized capital (unused) was revoked. In a concurrent move, one approved by the supervisory board, the executive board was empowered to increase the company's equity capital within five years after the registration of the appropriate change in the articles of association in the Commercial Registry by issuing up to 71,385,000 voting shares made out to the bearers and for the payment of cash and/or the provision of consideration. This is to occur in a way maintaining shareholders' legal rights of procurement, and is to increase the company's equity capital by up to €217,724,250,00 (approved capital).

October's capital increase was successful

Meeting on September 19, 2007, the supervisory board approved the executive board's proposal to take up the approved capital to the amount of up to €36,287,375,00, through the issuing of up to 11,897,500 new shares. The determination of the capital increase's final amount and of its prices of procurement and tendering were reserved for a subsequent resolution by the executive board. In a concurrent move, the supervisory board gave a working committee the brief to pass such a resolution.
Completed in October 2007, Raiffeisen International's capital increase produced an inflow of capital of €1.24 billion (with this not taking into account the costs of issuing). These figures make the transaction one of the largest capital increases ever taking place on Austria's capital market. The capital increase caused the number of shares issued to rise to 154,667,500. The new 11,897,500 shares were issued at a price of €104.00. The offering was well received by both private and institutional investors. The new shares, for which shareholders exercised no right of procurement, were doubly subscribed. The increase in its capital base is primarily intended to finance the further organic growth of Raiffeisen International. It could also be employed to acquire carefully selected equity stakes. As of December 31, 2007, the amount of non-utilized approved capital came to €181,436,875,00.

Raiffeisen International's stock was highly volatile in 2007. The year's lows and highs were €92.00 und €123.90. The stock's quote on the last trading day of 2007 was €103.60, yielding a market capitalization of €16.0 billion. In 2007, a total of 73 million Raiffeisen International shares were traded on exchanges. Turnover came to some €7.9 billion, with the daily average amounting to 294,787 shares.

The annual general meeting of June 5, 2007 empowered the executive board to, while according to the provisions of the Securities Act, and without having to secure an appropriate resolution at the an-

nual general meeting, repurchase the company's shares. The percentage of these shares, with this including those already purchased, cannot amount to no more than 10% of the company's current equity capital. This empowerment is limited to the 18 months subsequent to the annual general meeting's having passed the resolution.

- The minimum consideration to be paid is €1 (one euro) per share; the maximum cannot be more than 10% greater than the average of the unweighted daily quotes of the ten days preceding the exercising of this authorization.
- To be published are the resolution, the repurchasing programme which it has authorized, and any programmes of resale.
- The executive board is authorized, after securing the approval of the supervisory board, to resolve upon a way of selling the company's shares which is not performed via a securities exchange or via the making of a public tender precluding the shareholders' exercising their rights of procurement. This right is to be precluded only in those cases in which the sale of proprietary shares is undertaken to furnish the consideration required to purchase a company or equity stakes in same, or to implement a programme of employee participation, or a stock option plan for staff members, senior executives and board members of the company and of its affiliates. The inclusion of the supervisory board is mandated by the fundamental principles of the Securities Act, by the company's own statutes, and by the code of procedure applying to the supervisory and executive boards.

This authorization replaces the one resolved upon at the annual general meeting of June 7, 2006, and enabling the purchasing and utilization of proprietary shares. This authorization refers to the utilization already undertaken of the stock of the company's repurchased shares.

As of December 31, 2007, the company possessed 826,223 of its shares. A further 321,973 shares were acquired in a series of purchases in January 2008.

As of December 31, 2007, Cembra BeteiligungsGmbH, Vienna (on behalf of Raiffeisen Zentralbank) held 68.5% of the company's equity capital. The remaining shares are owned by a large number of shareholders.

The regulations applying to the appointing and removing of members of the executive and supervisory boards are:

Persons who are 68 or older cannot be appointed to the executive board. Nor can they be elected for a further term of office. Persons who are 75 or older cannot be elected to the supervisory board. Nor can they be elected for a further term of office. Persons holding more than 8 positions in supervisory boards of publicly-listed companies are also not eligible for election. The holding of a chairmanship of a supervisory board of a publicly-listed company is to be counted doubly.

Business developments

The major events in 2007 were the sustaining of strong growth by the bank's units, the preparing for and implementing of the mergers of the Russia-based ZAO Raiffeisenbank and OAO Impexbank, and the furthering of the integration of the Ukraine-based VAT Raiffeisen Bank Aval.

On November 23, 2007, OAO Impexbank, Moscow (of whose equity Raiffeisen International holds 100%) was merged, after securing all necessary approvals, into ZAO Raiffeisenbank, Moscow (of whose equity Raiffeisen International holds 100%). The merger was accompanied by ZAO's granting of 4,437 of its ordinary shares, each with a nominal value of RUB 1,004,000.00. The carrying value of OAO Impexbank, Moscow, which amounted to €509,730,197.07, has been reclassified to the shares held in ZAO Raiffeisenbank, Moscow, in these annual accounts. The post-merger unit goes by the name "ZAO Raiffeisenbank Russia".

As had been the case in previous years, several units required support, with this taking the form of capital increases and the further purchasing of a limited amount of shares, to achieve growth.

The only additions during the year which are to be regarded as major (with these not including the additions arising from discrete valuation units) are the increases in equity capital undertaken by Moscow-based ZAO Raiffeisen Bank, Moscow (€303.1 million), by VAT Raiffeisen Bank Aval, Kiev (€211.6 million), by Raiffeisen banka a.d., Belgrade (€115 million), and by the Sofia-based Raiffeisenbank (Bulgaria) EAD (€110 million).

The financial year's large-sized disposals include those of 49% of the shares in eBanka a.s., Prague (carrying value at time of disposal: €63.7 million). Purchasers were RAIFFEISENLANDESBANK NIEDERÖSTERREICH-WIEN AG, Wien (which took a 24.0% stake) and Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Linz (25.0%).

The group's organic growth was facilitated by and found expression in the further increasing of the number of banking offices. These increased from 2,848 as of the end of 2007 to 3,015. The number of customers went from 12.1 million as of 2007 to some 13.7 million.

Also being expanded in 2008 was Raiffeisen International's leasing business. This was fostered by the founding of offices, via Raiffeisen Leasing International, in Kosovo and Moldova.

Key financial indicators

Assets and finances

In financial year 2007, the balance sheet total rose from €3,666.90 million to €4,210.50 million. This increase in assets primarily resulted from changes in the stakes held in affiliated companies and in participations.

As of the balance sheet date, Raiffeisen International held participations worth €4,007.60 million (€3,260.60 million as of December 31, 2006), with this including holdings in affiliates worth €4,006.90 million, and participations worth €680 million (in 2006, this item was solely comprised of shares in affiliated companies). Of the affiliated companies total, €3,720.10 million (as of December 31, 2006: €3,016.0 million) stemmed from banking participations, with the remainder still predominately being in holding companies. The participation is a small-sized stake in European Investment Fund S.A., Luxemburg, which provides financing to SMEs.

Changes in the line-up of affiliated companies are elucidated on page 7.

The rise in other receivables, which forms part of the receivables due from affiliates item, is primarily attributable to alterations in hedges (discrete valuation units).

On the liabilities side, the increase in equity was due to a capital increase of €2,371.50 million, which brought the total to €3,576.20 million. The share of the balance sheet sum accounted for by equity rose from 64.6% to 84.9%.

The increase in funds arising from the capital increase and from the reduction of cash at banks was invested in financial assets. It also went to reduce the amount of short-term financial liabilities.

Consortium agreements have been concluded with companies on the joint shareholdings in the following participations:

Raiffeisenbank a.s., Prague; Tatra Banka a.s., Bratislava; Raiffeisen Bank Zrt, Budapest, and Raiffeisen-RBHU Holding GmbH, Vienna; Raiffeisen Krekova banka d.d., Maribor; and Raiffeisenbank Austria d.d., Zagreb. The consortium agreements primarily establish reciprocal rights of pre-emptive purchase of stakes. Changes in operative control, which could arise from the receipt of a takeover offer, suffice to nullify these contracts.

The shareholders' agreement concluded with the London-based European Bank for Reconstruction and Development (EBRD) involves the Minsk-based OAO Priorbank. The contract foresees a change in operative control's giving EBRD the right to exercise its option to sell all of the shares it holds in OAO Priorbank to Raiffeisen International.

The company has an operating office in Prague, Czech Republic.

To secure against the risks arriving from equities being maintained in local currencies, several of the banks' participations have entered into currency hedges with Raiffeisen Zentralbank. Discrete valuations units were set up for each of the participations affected. This arrangement ensures that opposing developments of currencies' rates of exchange will be compensated for by the interplay of the underlying (participation) and the hedge. The hedges took the form of spot transactions and currency futures.

Earnings

The decline in revenues vis-ŕ-vis that of 2006 is especially attributable to the alteration in the reporting of earnings resulting from charged-on expenditures, which are now included in the other operating income item. The consulting and management services comprised in the revenues item pertain exclusively to affiliated companies.

In addition to the above-mentioned reclassification, the increase in other earnings was caused by a rise in the income from guarantee commitments and from commissions for the provision of stand-by facilities. These rises were a product of a greater volume of operation. The operating performance rose as a consequence by €8.4 million or 24.6% to €42.7 million.

In a contrasting development, expenditures for operating performance rose in 2007 by €16.6 million to €93.8 million. The increase of €5.6 million in staff cost resulted from the expansion in business operations and the accompanying rise in net number of staff members, and from the larger expenditures necessitated by the company's share incentive plan. The other operating expenditures item registered increases in outlays for IT, and for third party, consulting, advertising and marketing services.

These expenditures caused the profit from operating activities to decline from - €43.0 million to - €51.1 million.

The net income for 2007 came to €85.9 million (2006: €643.9 million). This resulted from the incorporation of financial earnings, which amounted to €130.8 million. The figure for 2006 – €687.6 million – was largely attributable to the one-time effects of the disposal of participations, which yielded €668.2 million. Financial earnings principally arose in 2007 from earnings from participations, which amounted to €162.6 million, from a rate of exchange-derived profit on a loan denominated in dollars and amounting to €34.1 million (reported in the other interest and similar earnings item), as well as from earnings from income tax coming to €6.2 million (2006: a deficit of €0.8 million).

Risk management

Raiffeisen International's core business is comprised of the purchasing, ownership and management of majority holdings in banks and other financial institutions active in Central and Eastern Europe. Prior to their being acquired, objects are subjected to intensive audits conducted on an in-house basis. Should the situation so demand, the services of non-corporate consultants are availed upon. Annual accounts incorporate figures stemming from participations. The company's holdings in these are the products of comprehensive-range contracts. These, in turn, provide the company with extensive rights of operations control, with the actual extent being a product of the percentage of holding. The contracts also establish the processes of consultation to be undertaken with minority shareholders in cases of asset sales. These rights are pursued by Raiffeisen International's management and staff members. The company's business developments are disclosed and analysed in the reports issued every month, quarter and year.

Handled by a dedicated team at the company's head office, the proper management of risk is one of Raiffeisen International's key proficiencies.

Principles of risk management

Raiffeisen International manages risk by employing systems of measurement and monitoring to implement a comprehensive set of principles. The system's objective is to assess and manage all of the risks arising in and from network banks and special-purpose transactions. These processes are facilitated by the setting up of a results-producing organization. Risk-related policies are formulated at corporate headquarters and exemplify the following principles:

- The management of risks arising from or relating to loans, countries, markets, liquidity and other operations is undertaken at all levels of corporate activity.
- The group-wide application of directives ensures the consistent and coherent implement of a risk management approach whose formulation occurs in consultation with RZB, the company's corporate parent.
- The risk management principles applying to the corporate operations and SME divisions are contained in a handbook – the credit manual – whose use is obligatory for the entire Raiffeisen International group. The credit manual is derived from that of the RZB group.
- The rating methods applied are to be implemented throughout the group.
- The credit directives are reformulated and approved on an annual basis, with this forming part of the budgeting and planning processes.
- The management of business activities and of risks are handled by discrete teams whose operations are strictly separated.
- Provisions constituted for non-performing corporate loans take into account risks of losses arising from individual debts and from value adjustments on portfolios as a whole. Provisions are generally made for non-performing loans provided to private customers using the portfolio approach.
- Approval has to be secured from the group's head office prior to introducing new retail products.

Risk management: operating advantages

The implementation of the corporate risk management principles in daily business operations requires a depth of dedicated expertise. The first of its set of risk management operating advantages, Raiffeisen International's expertise stems from its more than 20 years of successfully pioneering banking operations and the risk management associated with them in Central and Eastern Europe. This expertise is deployed by the high-capability, dedicated teams constituted and working in the company's head office in Vienna and at the network banks. These locally-active teams are headed by a chief risk officer, and linked to each other and to the head office by an infrastructure supporting the problem-free exchange of information.

The second operating advantage possessed by Raiffeisen International is the standardization undertaken in the formulation of loan approval processes. Applied throughout the group, this standardization is based upon the use of a credit manual. The rating and reporting processes are also pursued employing methods and standards consistently applied throughout the group. A code of rules governing the constituting of provisions for non-performing loans and seminars attended by personnel staffing network banks and the head office also ensure the implementation of non-varying, group-wide practices.

Raiffeisen International's third advantage in successfully structuring risk management is the important role that it is had accorded to the company's head office in management and assessment operations. This importance is detailed by the fact that the introduction of new products requires the permission of the head office, which also handles the creation, commissioning and monitoring of the reporting platforms and local scorecards comprising the risk management system. The head office also dispatches teams to locally-active banks, at which they assist in the monitoring of credits.

Basel II and data quality management

Raiffeisen International has committed itself in the Basel II and data quality management areas to creating standards of credit provision and valuation applying to all aspects of corporate and retail banking, and to furthering the company's strategy of optimally positioning the group's risk management system.

The first phase of Basel II related implementation activities was successfully concluded in 2007. This conclusion has enabled all of the bank's units, with these including those active in both banking and leasing, to calculate, on an initial basis and using the standard approach, the risks incurring from assets. Now currently being tested for commissioning by corporate parent RZB and by several units based in new EU member countries is the IRB (internal rating basis) approach. The official plan of implementation stipulates that this is to be concluded by mid-2008. The group has set itself the objective of calculating all of the risks incurring from assets contained in material portfolios using the IRB approach. For this reason, its implementation will be pursued in all other countries (including Russia and the Ukraine) at the level of priority prevailing in previous years.

To ensure that the risk-weighted calculation of asset valuations is correctly undertaken, that it accords to group practices and Austrian law, and that it exploits national-level options, Raiffeisen International's head office in Vienna has set up a special competence centre. Its brief is the supporting and coordinating of the work of locally-based and dedicated project teams.

One of the main thrusts of the Basel II related implementation is the assurance of data quality. To assure this, key performance indicators developed at the head office are deployed in the conducting of

monthly audits of data. Any deficiencies revealed are processed and corrected on a non-delay basis. The proactive preclusion of deficiencies is ensured through the undertaking of supplementary measures whose formulation forms part of the head office's optimisation of credit provision processes.

The fine tuning of in-house instruments deployed in the management of banking processes is conducted on an ongoing basis, and using the results of the validation of models employed in the identification and assessment of risks contained in portfolios and elsewhere.

Human Resources

One of Central and Eastern Europe's best-loved employers

The sustained growth achieved by Raiffeisen International has been accompanied by a correspondingly large increase in the number of staff members. This primarily resulted in 2007 from the network banks' organic growth. As of December 31, 2006, 52,732 staff members (expressed in FTE – full-time equivalent units) were employed at by the group. A year later this number had grown by 10.7% to 58,365. Of them, 188 worked for the group's corporate parent in Vienna (2006: 143).

The average age of the personnel staffing the network banks remains relatively low 34. As this figure reveals, Raiffeisen International is one of the youngest and most dynamic banks around. Another fact about our staff members: they are highly qualified. As of the end of 2007, a remarkable 70% had university degrees. This level varies on a country-by-country basis, with this reflecting the fact that the conditions in the countries in which Raiffeisen International operate are also highly heterogeneous. These conditions involve workforce demographics, qualities of educational systems and economic parameters. The same applies to the percentage accounted for by women in the total workforce. For the banking group as a whole, the percentage came to 69% as of the end of 2007.

Development of personnel as of the balance sheet date


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Number of staff on balance sheet date
18,386
64
3,282
7,241
7,799
22,851
144
3,718
10,292
8,697
43,614
184
21,942
11,834
9,654
52,732
207
27,620
13,478
11,427
58,365
256
28,614
16,661
12,834
2003
2004
2005
2006
2007
Austria
CIS
Southeastern Europe
Central Europe

Performance management successfully launched

A close accordance between the objectives formulated for the group as a whole and for each of its staff members constitutes a precondition for the successful implementation of the group's strategy. To achieve this intermeshing, Raiffeisen International's executive board launched in 2006 a group-wide initiative. Its objective is the group-wide implementation of a performance management system. The system's goals are the creation of objectives for staff members which are easy to understand and monitor, the receipt of feedback and recognition on a regular basis, and the setting up of a system evaluating the performances of staff members, with the system being used to spur the further development of

staff members and to establish remuneration. The performance management system has also been set up to foster those key competencies needed to propagate and incorporate Raiffeisen's guiding values and image to and in the network banks and their operations. The net result of all this is the achieving and strengthening of a single, group-wide identity.

The performance management system is structured to ensure a balancing of the objectives set for the company and for its individual staff members. The system is also responsible for the measurement of how closely these objectives have come to being realized in the context of cyclical business processes. The system is also used to evaluate the performances of individual staff members. These evaluations impact upon the goals set and the career plans made for and by the staff members. The evaluations also form the basis of individual remuneration.

The implementation of the performance management system had achieved the following milestones by the end of 2007:

- The systems evaluating the performance of the top three echelons of executives staffing the network banks had been configured to adhere to group-wide standards. In many banks, this adherence has been achieved for all of the systems monitoring executive and other staff member performance.
- These systems are being used as the bases for the formulation of performance-derived remuneration systems.
- Six key cultural competencies designated for group-wide application have been incorporated into the systems evaluating the performance of level one and two executives.
- Undertaken has also been the further development and stepping up of locally-based activities devoted to training executives and other staff members in the employment and deployment of performance management systems.

Purposeful ongoing occupational education

Highest-quality personnel qualifications constitute a company's most important asset. This holds especially true for service providers. To achieve this quality of qualification, Raiffeisen International has instituted a program of proactive personnel development. It is comprised of a broad-ranging portfolio of vocational and ongoing occupational education measures.

New training centre in the Ukraine

A key component of this program was created by the group in the period under review for the Kiev-based Bank Aval. The restructuring of the bank's training and development division in 2006 was followed on July 18, 2007 by the commissioning of the ultra-modern FARBA training centre.

E-Learning

Raiffeisen International set forth its implementation of E-learning initiatives in 2007. In important moves, the programmes existing for banks based in Poland, Romania, Russia and the Czech Republic were joined by those for ones in Belarus and the Ukraine.

To provide these national-level projects with the requisite support, and to foster the inculcation of their personnel's international level skills, the group's head office launched in 2007 the creation of a main E-learning system. It will network the E-learning programmes maintained by the head office and the subsidiaries.

The E-learning programmes have enabled Raiffeisen International to step up its speed, directness and efficiency of provision of support to group vocational and occupational education programs. These traits, in turn, constitute an important engine of corporate success.

Raiffeisen International will continue to pursue in the years to come its objective of creating a corporate learning system that is capable of cultivating and managing talent on a group-wide basis.

Competitive advantages: talent management and successor planning

Our abilities to recruit the most talented executives and other staff members, and to offer them ways of developing their skills while pursuing their careers constitute, along with our capability of convincing them to stay with our company, one of the main reasons why we are so successful on Central and Eastern Europe's fast-growing markets. This success of recruiting and retention is a product of the thoroughgoing implementation of our talent management strategy, and of the effective measures comprising our successor planning system. These, in turn, form the instruments guaranteeing the sustaining of Raiffeisen International's success.

The "Spot! – Grow! – Lead!" initiative was launched in 2007 by Raiffeisen International's executive board. It encompasses the talent management of and successor planning for senior executives working for the network banks. The project's objectives are:

- to recruit and retain "top talents" – those capable of leading the company,
- to systematically and purposefully train these staff members to assume management positions,
- to identify any key executive positions needed filling at an early stage.

This initiative will create a "top talent pool". From each and every group division and subsidiary, and from every country of operation, these highly-qualified staff members are to readied, via programs of promotion and of skills development, for the occupying of top positions at network banks. This international-level talent pool is to be complemented by locally-based ones. The latter are to satisfy the ever-growing need prevailing at all levels of operation for highly-qualified and adept specialists and managers.

Planned for 2008 is the development of "Spot! – Grow! – Lead!" into one of the main tools used in the scheduling and managing of executive development and career planning. Another focus for the year will be the development of a group wide "international acceleration pool". The pool is designed to provide highly-motivated and highly capable top performers working for the network banks with opportunities to embark upon international-level careers. This pool will enable the filling of key positions on a rapid and transnational basis.

Prospects

Economic prospects

CEE's economies turned in record growth in 2006 and 2007. This year should experience a moderately sized cooling off. The 6.8% real GDP growth recorded by CEE in 2007 is forecast to drop to 5.3% in 2008. This rise is still, however, very robust. The causes of this forecast decline of 1.5 percentage points are the business cycle (the upswing is coming to a natural end) and the drop-off in growth expected to be experienced in the Eurozone – CEE's most important market of trade and source of investment. The Eurozone's GDP rise is expected to drop from 2007's 2.7% to 1.6% in 2008. This weakening of economic performance will probably be augmented by the USA's real estate crisis and its impact upon the American economy as a whole. This crisis will, however, have little direct effect upon CEE's economies.

Over the last few years, private consumption joined foreign demand and corporate investments as a main engine of economic growth in CEE. This rise in private consumption was stoked by rises in employment, remuneration and the amount of private credits provided, with the latterly being especially strong and sustained. The increase in inflation expected to materialize should cause the rise (in real terms) of remuneration to be lower this year, notwithstanding the further rises in employment expected to occur in CEE economies in 2008. A further negative factor is forecast to be the increasing of the costs of private credits. This is attributable to the higher costs and lower availability of refinancing facing banks procuring such on capital markets. These trends are also ascribable to the USA's mortgage crisis.

Such a weakening of private demand would, however, constitute a benefit for those Southeastern European economies contending with strongly-rising balance of current account deficits. The declines in these deficits would foster the sustaining over the medium and long run of economic growth. A factor also to be considered is the durability shown by CEE economies, which have demonstrated that they are eminently capable of shrugging off the negative effects emanating from a short-term cooling off of Eurozone economies. These trends indicate that the CEE economies will largely overcome their weaknesses in consumer demand, and will remain in the fast lane of economic growth. Should they manage to do such, the revaluation of their currencies – in both (in several cases) nominal and real terms – is probable.

Events of special importance taking place after the balance sheet date

No events took place after the balance sheet date that could substantially influence the company's assets, finances or earnings.

Appropriation of profits

The executive board will propose to the annual general meeting the distribution of a dividend of €0.93 per ordinary share.

Balance sheet as of December 31, 2007

Assets

	31.12.2007 EUR	31.12.2006 TEUR
A. Fixed assets		
I. Intangible assets		
Software	*787,397.74*	*265*
II. Tangible fixed assets		
Other facilities, operating furnishings and fittings	*48,697.11*	*57*
III. Financial investments		
1. Shares held in affiliates	4,006,947,046.62	3,260,575
2. Participations	680,066.18	0
3. Securities held as investments	40,228.00	41
	4,007,667,340.80	*3,260,616*
	4,008,503,435.65	**3,260,938**
B. Current assets		
I. Receivables and other assets		
1. Accounts receivable	82,738.64	60
2. Accounts receivable from affiliates	142,476,031.09	42,001
3. Other receivables and assets	7,582,863.26	4,377
	150,141,632.99	*46,438*
II. Securities and stakes held	*34,964,455.80*	*10,690*
III. Cash on hand and at banks (exclusively at affiliates	*15,617,389.44*	*347,860*
	200,723,478.23	**404,988**
C. Prepayments and accrued income	**1,286,466.63**	**965**
	4,210,513,380.51	**3,666,891**

Liabilities

	31.12.2007 EUR	31.12.2006 TEUR
A. Equity		
I. Equity capital	***471,735,875.00***	***434,517***
II. *Ca* Capital reserves		
1. Committed	1,852,592,104.11	669,977
2. Non-committed	97,066,398.80	97,067
	1,949,658,502.91	***767,044***
III. Retained earnings reserves		
1. Legally constituted reserves	5,000,000.00	5,000
2. Other reserves (freely disposable) of which reserves for own shares EUR 34,964,455.80; 2006: TEUR 10,690	983,780,717.89	983,781
	988,780,717.89	***988,781***
IV. Unappropriated retained earnings of which, profits carried forward: EUR 80,061,013.67; 2006: TEUR 28,918	***165,993,419.79***	***181,180***
	3,576,168,515.59	**2,371,522**
B. Provisions		
1. For termination of employment compensation	674,134.55	247
2. For pensions	4,641,616.31	2,802
3. For taxes	0.00	455
4. Other provisions	22,811,202.86	15,509
	28,126,953.72	**19,013**
C. Obligations		
1. Obligations to banks	90,173,277.35	372,932
2. Accounts payable	2,296,610.06	1,302
3. Obligations to affiliates	511,006,196.98	868,197
4. Other obligations of which, from taxes: EUR 73,764.69; 2006:: TEUR 61 of which, from social security: EUR 296,040.46; 2006: TEUR 230	1,306,410.14	33,925
	604,782,494.53	**1,276,356**
D. Accruals and deferred income	**1,435,416.67**	**0**
	4,210,513,380.51	**3,666,891**
Contingent liabilities from guarantees	2,049,859,031.81	1,059,880
Outstanding commitments to pay-in	1,635,000.00	35

Income statement for financial year 2007

T€: thousands of €

	2007 €	2006 T€
1. Revenues	25,947,934.13	28,775
2. Other operating income		
a) Income from the retransferring of reserves	*796,689.81*	*155*
b) Other income	*15,956,739.85*	*5,331*
	16,753,429.66	5,486
3. Staff costs		
a) Salaries	*-28,191,317.65*	*-22,107*
b) Expenditures for termination of employment compensation and outlays to providential funds for staff members	*-944,908.90*	*-463*
c) Expenditures for old age care	*-333,364.56*	*-2,287*
d) Legally-required expenditures for social charges and for fee-derived charges and compulsory contributions	*-3,640,300.79*	*-2,625*
e) Other social account payments	*-301,754.23*	*-290*
	-33,411,646.13	-27,772
4. Depreciation of intangible and tangible fixed assets	-242,635.48	-92
5. Other operating expenditures		
a) Taxes	*0.00*	*-1*
b) Others	*-60,189,660.27*	*-49,349*
	-60,189,660.27	-49,350
6. Sum of Z 1 to 5 (operating income)	***-51,142,578.09***	***-42,953***

7. Earnings from participations of which due from affiliates: € 162,568,524.11; 2006: T€ 115,010	162,568,524.11	115,917
8. Earnings from other securities held as financial investments	1,271.25	1
9. Other interest and similar earnings of which due from affiliates: € 39,443,217.27; 2006: T€ 5,315	44,313,750.04	8,161
10. Earnings from the disposal of financial investments	1,201,665.41	668,211
11. Expenditures for financial investments of which a) depreciation: € 635.09; 2006: T€ 13,900 b) Expenditures undertaken by affiliates: € 132,750.,00; 2006: T€ 10,849	-133,385.09	-13,908
12. Interest and similar expenditures of which due to affiliates: € 75,553,543.18; 2006: T€ 90,528	-77,095,805.28	-90,734
13. Sum of Z 7 to 12 (financial result)	***130,856,020.44***	***687,648***
14. Income from ordinary business operations	**79,713,442.35**	**644,695**
15. Income taxes	6,218,963.77	-784
16. Annual net income	**85,932,406.12**	**643,911**
17. Appropriations to retained earnings Other reserves (free reserves)	0.00	-491,649
18. Net income	**85,932,406.12**	**152,262**
19. Profit carried forward from previous year	80,061,013.67	28,918
20. Unappropriated retained income	**165,993,419.79**	**181,180**

Notes to the accounts

of December 31, 2007

of

Raiffeisen International Bank-Holding AG

A. Elucidation of the methods of accounting and valuation

General principles

These annual accounts were compiled using **principles of orderly accounting** and adhering to the definition of true and fair depiction contained in § 222 para. 2 of the Commercial Code. The result is the most accurate depiction possible of the company's assets, finances and earnings.

Adhered to in the compilation of these accounts in the principle of **completeness**.

The valuation of the individual assets and liabilities was carried out using and assuming the **individual evaluation and going concern principles**.

The **principle of prudence** was taken into account by the reporting only those earnings actually realized as of the balance sheet date. The income statement provided for all recognizable risks and pending losses.

Fixed assets

Intangible and tangible fixed assets are valuated at their costs of procurement less scheduled depreciation.

Scheduled depreciation is carried out using the straight-line method and assuming a term of utility of three to four years (for intangible assets) and four years (for tangible fixed assets).

Additions recognized in the first half of the business year are fully depreciated at the annual rate; those recognized in the second half, at half of the annual rate.
Assets of negligible value (whose cost of procurement is to up €400) are fully depreciated in the year of their acquisition. They are reported in the fixed assets tables as additions and disposals.

Financial investments (stakes held in affiliates and participations, and securities held as investments) are, as a general rule, valuated as their costs of procurement.

Non-scheduled depreciation is carried out on **shares held in affiliates and participations** in those cases in which their fair values are lower as of the balance sheet date than their carrying values, and when these value impairments are set to be long-term in nature. Write-ups are performed up to the costs of procurement in those cases in which the reasons for the value impairments no longer exist. No non-scheduled depreciation was performed in the financial year.

Securities held as investments are recognized at the lower of costs or market.

Exchange rate hedges undertaken for participations taking the form of discrete valuation units (please see appendix III/5) are recognised using the individual evaluation principle. This is applied at the valuation units level.

Current assets

Receivables are recognised at their nominal values, unless individually-applicable risks are recognisable. In such cases, they are recognised at the lower value. Receivables maintained in foreign currencies are recognised at the buying rate prevailing on the date of their coming into existence, or at the buying rate prevailing on the balance sheet date, should that be lower.

Securities and shares (proprietary shares) are recognised as a general rule at their costs of procurement, less any writedowns performed, in those cases in which the stock quote as of the balance sheet date is lower than the costs of procurement. Propriety shares committed to the Share Incentive Program (SIP) are depreciated over the term remaining of the program in question (terms of three years each). To get the details of the SIP, please see the section on provisions on page 9.

Provisions

All of the benefits-oriented provisions comprised of capital and made to satisfy social requirements **(provision for termination of employment compensation and pensions)**—with the exceptions of the pensions compiled for two executive board members--are determined, in accordance with IAS 19 – Employee Benefits, using the Projected Unit Credit Method. The right of choice contained in IAS 19.92 (corridor method) is not exercised.

Used in the actuarial calculation of termination of employment compensation and pension commitments is an assumed rate of annual interest of 5.0% (2006: 4.5%). The parameters used in calculating obligations to pay termination of employment compensation remained unchanged from the previous year: an annual average increase in wages of 3% and a career trend of 2% per annum.

The biometric basis of the calculations made for provisions of capital for social accounts was furnished by the Association of Austrian Actuaries' underlying calculations for pension insurance - Pagler & Pagler – contained in the version for staff members, and incorporating a life expectancy factor. The calculations assume a beginning of the drawing of pensions at the age of 65. The calculations also take into account the legal stipulations governing the transition from working life to pensioner status, and the special features of individual-level contracts.

In accordance with contractual conditions, the provisions for pensions constituted for two executive board members correspond to the amount of coverage provided by pension reinsurance policies taken out to meet the obligations.

Provisions for taxes and other items are constituted at the amount of utilisation required. The provisions take into account all recognisable risks and all liabilities whose amount has not yet been determined.

Liabilities

The **liabilities** are recognised at their amounts of repayment, with this being determined using the principle of prudence. Liabilities maintained in foreign currencies are recognised at their costs of procurement, or at the foreign exchange rate prevailing at the balance sheet date, should that be higher.
Options are recognised at their market values. The determination of fair value is carried out using an appropriate option price model.

Forwards are translated at the forward rate prevailing on the balance sheet date. Provisions are constituted for any pending losses resulting from this.

Income statement

Profit and loss are calculated using the total costs procedure.

B. Elucidations of balance sheet items

1. Assets

Fixed assets

The development and composition of fixed assets are detailed in appendix I (fixed assets table reported in accordance with § 226 (1) Commercial Code) and in appendix II of these notes (reporting of the shares held in affiliates as of December 31, 2007 in accordance with § 238 (2) Commercial code).

To secure against the risks arising from the maintaining of equity in local currencies of the following companies

- eBanka a.s., Prague
- OAO Priorbank, Minsk
- Raiffeisen banka a.d., Belgrade
- Raiffeisenbank a.s., Prague
- Raiffeisenbank Austria d.d., Zagreb
- Raiffeisen Bank Polska S.A., Warsaw
- "RI-RBHU Holding GmbH", Vienna (Raiffeisen Bank Zrt., Budapest)
- Ukrainian Processing Center JSC, Kiev
- VAT Raiffeisen Bank Aval, Kiev
- ZAO Raiffeisenbank, Moscow

currency hedges were entered into with Raiffeisen Zentralbank Österreich Aktiengesellschaft (RZB), Vienna.

Discrete evaluation units were set up for the above participations. This ensures that the countervailing development of the associated foreign currency's value will be compensated by the interplay between the underlying (participation) and the hedge. The assessment of the hedge's efficiency takes into consideration the local currency's performance. Such hedges can, however, also make use of currencies showing a great degree of correlation. The changes in values are reported in the valuation of participations (for the underlying) and in the receivables due or from affiliates (for the hedge). Doing such precludes any impact on the income statement.

Current assets

The **accounts receivable** amounted to €82,738.64 (2006: T€60) in 2007. All of these had in 2007 and 2006 a remaining term of up to one year.

The **accounts receivable from affiliates** came to €142,476,031.09 (2006: T€ 42,001). This item is comprised of accounts receivable amounting to €738,016.80 (2006: T€ 1,400) and other receivables amounting to €141,738,014.29 (2006: T€ 40,601). The other receivables are largely comprised of the €104,571,561.49 (2006: T€ 22,827) resulting from the valuation of currency hedges (evaluation unit), the €19,897,304.86 (2006: T€ 15,312) from dividend-related receivables, and from € 13,835,783.40 (2006: T€ 2.321) from tax apportionments. All of these had in 2007 and 2006 a remaining term of up to one year.

The **other receivables and assets** came to €7,582,863.26 (2006: T€ 4,377) in 2007. They largely comprise the premium reserves accruing from reinsurance policies and amounting to €4,653,276.57 (2006: T€ 804), as well as the €1,123,219.77 (2006: T€ 1,016) in receivables accruing from Vienna's tax authorities, and the €712,506.41 (2006: T€ 1.009) stemming from the charging on of IT projects. Other receivables amounting to €5,015,154.77 (2006: T€ 1.010) had in 2007 and 2006 a remaining term of more than one year. The remaining receivables, amounting to €2,567,708.49 (2006: T€ 3,367), have a remaining term of up to one year.

The **securities and shares** amounted to €34,964,455.80 (2006: T€ 10.690) and included 826,223 (2006: 262,260) proprietary shares, of which 235,712 (2006: 199,833) shares are devoted to the company's Share Incentive Program (SIP) (Details are provided in the section on provisions on page 9). Acquired in financial year 2007 were 563,963 proprietary shares at a weighted average price of €51.20 per share.

Cash at credit institutes came to €15,616,409.00 (2006: T€ 347,858) Most of this is deposited at Raiffeisen Zentralbank Österreich Aktiengesellschaft, Vienna; all of it with affiliated companies. These deposits had a remaining term of one year in 2007 and 2006.

Prepaid expenses and deferred income

Prepaid expenses came to €1.286.466,63 (2006: T€ 965). This item is largely comprised of expenditures for advertising (€644,372.95; 2006: T€ 565), for user fees (€358,207.02; 2006: T€ 283), and for IT projects.

2. Liabilities

Equity

Meeting on June 5, 2007, the annual general meeting resolved to increase the company's capital from business funds (capital correction) by €931,108.69, so as to give the capital ascribable to each share the relatively even amount of €3.05. This was accomplished by transforming committed capital. This move joined with the capital increase carried out on October 5, 2007 and amounting to € 36,287,375.00, with this arising from the issuing of 11,897,500 shares, in causing the company's **equity** to amount to €471,735,875.00 as of December 31, 2007. This capital is comprised of 154,667,500 shares of no par value (bearer shares).

The annual general meeting of June 7, 2006, in a move approved by the supervisory board, and in accordance with § 169 of the Securities Act, empowered the executive board to increase the company's equity capital by June 7, 20011 by up to €217,258,695.65 through the issuing of up to 71,385,000 ordinary bearer shares. The annual general meeting of June 5, 2007 revoked the resolution authorising an approved (and unused) capital. In a concurrent move, the executive board was authorised, in a move approved by the supervisory board, to increase the company's equity capital within five years after the registration of the appropriate change in the articles of association in the Commercial Registry by issuing up to 71,385,000 voting shares made out to the bearers and for the payment of cash and/or the provision of consideration. This is to occur in a way maintaining shareholders' legal rights of procurement, and is to increase the company's equity capital by up to €217,724,250,00 (approved capital).

Meeting on September 19, 2007, the supervisory board approved the executive board's proposal to take up the approved capital to the amount of up to €36,287,375,00, through the issuing of up to 11,897,500 new shares. The determination of the capital increase's final amount and of its prices of procurement and tendering were reserved for a subsequent resolution by the executive board. In a concurrent move, the supervisory board gave a working committee the brief to pass such a resolution.

A meeting of the executive board held on October 3, 2007 irrevocably established the dimensions and conditions of the capital increase. On the same day, at another meeting, the working committee of the supervisory board approved the capital increase, and resolved, in accordance with § 4 para 5 and § 12 para 2 of the articles to make the corresponding changes in Raiffeisen International's articles of association.

As a result of these resolutions, the company's equity was increased on October 5, 2007 by €36,287,375.00 to €471,735,875.00 through the issuing of 11,897,500 bearer shares at the price established by the executive board of €104.00 each.

The premium earned through the transactions of €1,201,052,625.00 was consigned, after deducting the costs directly ascribable to the issuing of €17,506,494.74, to the committed capital reserves.

As of December 31, 2007, the approved and unutilised capital came to €181,436,875.00.

As of December 31, 2007, Cembra Beteiligungs GmbH, Vienna (on behalf of RZB) held 68.5% of the company's equity. The remainder of the shares is held by a large number of shareholders.

The shares of Raiffeisen International Bank-Holding AG have been listed since **April 25, 2005** on the **Vienna Securities Exchange**'s Prime Market. The initial offering price was € 32.50; the initial trading quote, €39.00. On April 28, 2005, the shares were included in the ATX, Austria's equivalent to the Dow Jones. As of December 31, 2007, Raiffeisen International's shares were trading at €103.60.

The **committed capital reserves** increased in financial year 2007 from €669,977,082.54 to €1,852,592,104.11. This increase was caused by the consigning of the premium arising from the capital increase and amounting to €1,201,052,625.00 (minus the expenditures directly incurred in the issuing of the shares of €17,506,494.74) to the reserves. This was partially offset by the transformation of committed capital amounting to €931,108.69 into equity, with this taking place in conjunction with the capital adjustment.

The **non-committed capital reserves** remained at €97,066,398.80 throughout the financial year.

The **retained earnings reserves** are comprised of the **legally-constituted** reserves, which remained at 2006's amount of €5,000,000.00 and **other (freely disposable) reserves** coming to €983,780,717.89. A sum accruing to the **other (freely disposable) reserves** of €34,964,455.80 (2006: T€ 10,690) has been constituted to provide for proprietary shares.

The committed capital reserves and the legally-constituted retained earnings reserves are greater than the amount stipulated by § 130 para. 3 of the Securities Act.

Reserves

The **other reserves** amounted to €22,811,202.86 in 2007 (2006: T€ 15,509). Of this, €10,164,034.00 (2006: T€ 8,867) is comprised of reserves constituted for balance sheet and other premiums; €4,427,295.00 (2006: T€ 4,295), for risks arising from affiliates; €2,224,208.74 (2006: T€ 826), for provisions made for the Share Incentive Plan (SIP); €3,946,194.26 (2006: T€ 596) for outstanding invoices; and €800,390.22 (2006: T€ 560), for vacations which have yet to be taken.

To strengthen and reward corporate high-achievers' sense of affiliation with the group, Raiffeisen International's executive board, in a move approved by the supervisory board, has set up a **Share Incentive Program (SIP)**. This performance-determined allocation of shares goes to top managers who have completed a three-year qualifying period. The allocation is based upon three agreements, each with of identical content, taking effect on July 1, 2005 (SIP - Tranche 2005); May 15, 2006 (SIP - Tranche 2006); and June 14, 2007 (SIP – Tranche 2007).

Eligible for inclusion in the Share Incentive Program are members of the executive boards of Raiffeisen International and of its subsidiaries, and selected senior executives of Raiffeisen International Bank-Holding AG. To participate in the SIP, these top managers have to invest their own funds in the purchasing of Raiffeisen International's shares. Once purchased, the shares have to be retained by the managers for three years.

The number of shares allocated depends upon the manager's fulfilment of two equally weighted indicators of performance. The first indicator is the performance of Raiffeisen International during the qualifying period, as measured in the period's average ROE (return on equity). The second indicator is the evaluation of Raiffeisen International shares' total shareholder return, with this being done via a comparison to all of the banks listed in the Dow Jones and EuroStoxx Banks indexes.

The shares required for the SIP were acquired in a programme of repurchasing proprietary shares. As of December 31, 2007, the company held 826,223 (2006: 262,260) of its own shares (equivalent to 0.53 % or T€ 2,520 of the company's total equity). Of the total, 235,712 (2006: 199,833) shares were consigned to the SIP. Of these, 111,687 shares were accounted for by the allocation in 2005; 69,452 shares by the allocation in 2006; and 54,573 shares, by the allocation in 2007.

Liabilities

The **liabilities due to banks** amounted to €90,173,277.35 (2006: T€ 372,932) in 2007. These liabilities are comprised of the €90,000,000.00 (2006: T€ 0) owed to Raiffeisen Malta Bank plc., Sliema (an affiliated company), of the €173,277.35 (2006: T€ 341,450) owed to Raiffeisen Zentralbank Österreich Aktiengesellschaft, Vienna (an affiliated company); and the € 0.00 (2006: T€ 31,482) owed to RAIFFEISENLANDESBANK NIEDERÖSTERREICH-VIENNA AG, Vienna. These liabilities, as was the case in 2006, have a remaining term of up to one year.

The **accounts payable** amounting to € 2,296,610.06 (2006: T€ 1,302) are largely comprised of the invoices for consulting and advertising services outstanding as of the balance sheet date. As was the case in 2006, the invoices had in 2007 a remaining term of up to one year.

The **liabilities due to affiliated companies** amounted to €511,006,196.98 in 2007 (2006: T€ 868,197). These were comprised of €503,631,444.45 (T€ 861,792) in financial liabilities; of € 7,312,227.48 (2006: T€ 6,372) of accounts payable; and of €62,525.05 (2006: T€ 33) of other liabilities.
The financial liabilities were due to RI FINANCE (JERSEY) Limited, Channel Islands, and amounted to €503,631,444.45 (2006: T€ 503,026). These liabilities took the form of the issuing of a certificate of obligation drawn up by a merchant (with its including deferred interest). This certificate is subordinated, as the term is defined by § 45 para. of the Banking Code. €500,000,000.00 (2006: T€ 500,000) of the liabilities have a remaining term of more than five years; €11,006,196.98 (2006: T€ 368,197), a remaining term of up to one year.

The **other liabilities** come to €1,306,410.14 (2006: T€ 33,925) and are comprised of €73,764.69 (2006: T€ 61) arising from tax liabilities; of €296,040.46 (2006: T€230) arising from social security liabilities; and of €936,604.99 (2006: T€33.634) from other liabilities.
As was the case in 2006, all these other liabilities had a remaining term of up to one year.
Reported in the miscellaneous liabilities are expenditures amounting to €509,050.49 (2006: T€531) and which will affect liquidity and only take effect after the balance sheet date.

Details of other financial obligations

		the following financial year €	the following five financial years €
Obligations from leasing contracts		90.802,00	486.923,00
	2006:	*95.422,00*	*477.112,00*
Rental obligations due to affiliated companies (from Service Level Agreements concluded with ZHS Office- & Facilitymanagement GmbH, Vienna)		2.354.700,00	12.626.998,00
	2006:	*1.165.000,00*	*7.111..000,00*
Obligations due to affiliated companies and arising from the technical implementation of Basel II's provisions		5.463.900,00	29.299.977,00
	2006:	*7.340.000,00*	*32.693.000,00*
Other obligations due to affiliated companies (from Service Level Agreements)		19.597.000,00	105.088.244,00
	2006:	*15.096.800,00*	*85.761.836,00*
		27.506.402,00	147.502.142,00
2006:		*23.697.222,00*	*126.042.948,00*

Contingent liabilities

The contingent liabilities amounted to €2,049,859,031.81 (2006: T€1,059,880) in 2007, and are comprised of €1,879,093,586.81 (2006: T€954,115) of guarantees rendered to affiliates; and of €170,765,445.00 (2006: T€105,765) of guarantees rendered to third parties. The contingent liabilities arising from guarantees rendered to affiliated companies are owed to Eastern European Invest GmbH, Vienna, and amount to €1,879,093,586.81 (2006: T€854,086), and to Raiffeisen Zentralbank Österreich Aktiengesellschaft, Vienna, and amounting to €0.00 (2006: T€100,029). The guarantees rendered to third parties were made to Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, and amounting to €55,000,000.00 (2006: T€40,000); to Council of Europe Development Bank, Paris, and amounting to €50,000,000.00 (2006: T€0); to European Bank for Reconstruction and Development, London, and amounting to €40,000,000.00 (2006: T€40,000); to Kreditanstalt für Wiederaufbau (KfW), Frankfurt am Main, and amounting to €25,000,000.00 (2006: T€25,000); and also comprised miscellaneous guarantees amounting to €765,445.00 (2006: T€765) and rendered to RAIFFEISENLANDESBANK NIEDERÖSTERREICH-VIENNA AG, Vienna.

As of the balance sheet date in 2007, Raiffeisen International had provided affiliates with stand-by facilities amounting to €435,000,000.00 (2006: T€307.965).

As of December 31, 2007 there existed a possible claim by the guarantor resulting from a guarantee rendered for RI and amounting to €199,754,560.35 (2006: T€100,029).

Outstanding obligations to pay into the share capital amount to €1,648,626.15 (2006: T€35) and are largely held vis-à-vis the European Investment Fund S.A., Luxemburg.

As of the balance sheet date, the following **financial instruments** were reported in the following balance sheet items:

	Currency	Nominal amount TWE	Fair value €	Balance sheet item	Carrying value €
Purchases of exchange futures					
	HRK	1.098.600	-716.080,64	Other reserves	716.080,64
Sales of exchange futures					
	RSD	8.173.990	2.020.665,68	-	-
	RUB	14.427.570	0,00	-	-

C. Elucidation of income statement

The **revenues from sales** amount to €25,947,934.13 (2006: T€28,775) and are entirely comprised of recompense for consulting and administrative services. Viewed on a geographic basis, the revenues accrued as follows: €25,923,496.45 (2006: T€28,739) from central and eastern Europe; €23,687.68 (2006: T€36) from Austria; and €750,00 (2006: T€0) from other areas.

A change in reporting methods has changed the apportionment between revenues from sales and other operating income. This change precludes the making of comparisons with 2006's figures.

The **other operating income** amounted to €16,753,429.66 (2006: T€5,486). It was comprised of €796,689.81 (2006: T€155) arising from the retransferring of reserves; and of €15,956,739.85 (2006: T€5,331), from other operating earnings. These, in turn, are comprised of €7,859,104.80 (2006:

T€5,265) in earnings from charging-ons (licenses); and of €7,173,018.41 (2006: T€0) in earnings from guarantee commitments and of commissions for the preparation of credits.

The **other operating expenditures** came to €60,189,660.27 (2006: T€49,349). They were comprised of €23,290,096.75 (2006: T€18,148) of IT-caused expenditures; of €18,787,109.08 (2006: T€16,720) for legal, auditing and consulting services; of €4,253,456.89 (2006: T€2,625) for advertising and marketing services; of €3,431,009.94 (2006: T€1,894) in expenditures for third party personnel; and of €2,388,985.76 (2006: T€2,007) in travel expenses.

Staff costs came to €33,411,646.13 (2006: T€27,772). These contain €944,908.90 (2006: T€463) in expenditures for termination of employment compensation and to corporate providential funds for staff members. The latter accounted for €208,785.16 (2006: T€174); the former for €736,123.74 (2006: T€289).

The income taxes item comprised a tax credit of €6,218,963.77 (2006: expenditure of T€784). 2007's figure was the net of a tax credit resulting from tax levies and amounting to €10,795,107.05 (2006: T€2,321) and from expenditures for non-Austrian withholding tax amounting to €4,096,420.30 (2006: T€2,455). There was also a charging-on from the holding company (expenditure) amounting to €479,722.98. This was necessitated by recalculations of the previous years' taxes.

The company has been since financial year 2005 a **member of the** Viennese-based Raiffeisen Zentralbank Österreich Aktiengesellschaft **corporate group**, as defined by § 9 Corporate Tax Code.

Deferred tax assets amounting to €3,787,739.75 were not reported in financial year 2007.

D. Other disclosures

The company employed in financial year 2007 an average of 161 (2006: 134) staff members (salaried employees).

The **supervisory board** was comprised in the period under review of the following members:

Dr. Walter Rothensteiner (Chairman)
Mag. Manfred Url (Deputy Chairman)
Patrick Butler
Stewart Gager
Dr. Karl Sevelda
Peter Woicke (until December 31, 2007)

Remuneration of the supervisory board:

Meeting on June 5, 2007, the annual general meeting set the annual remuneration of the members of the supervisory board to be €330,000. The AGM commissioned the board with the determination of this sum's distribution. Meeting on June 5, 2007, the supervisory board set the distribution to be carried out as follows: chairman, €70,000; vice-chairman, €60,000; members, €50,000. No recompense is provided for attendance of meetings. In financial year 2007, the supervisory board's remuneration came to €330,000. The figure for 2006 was €195,000 (with this not including cash reimbursements). No contracts requiring approval, as defined by §95 para. 5 Z 12 of the Securities Act, were concluded in 2007 with supervisory board members.

The **executive board** was comprised in 2007 of the following members:

Dkfm. Dr. Herbert Stepic (chairman)
Aris Bogdaneris
Dkfm. Rainer Franz
Mag. Martin Grüll
Mag. Peter Lennkh
Mag. Heinz Wiedner

Remuneration of executive board

The following remuneration was paid to Raiffeisen International Bank-Holding AG's executive board:

amounts in T€	2007	2006
preset and results-determined remuneration	5,864	6,786
payments to pension funds and to reinsurers	80	100
total	**5,944**	**6,886**

This chart lists preset and results-determined remuneration. This includes recompense for the holding of management positions in affiliated companies, bonuses and consideration. In financial year 2007, the share of results-determined remuneration came to 45.1% (2006: 58.5%).

The amount of results-determined remuneration is determined by the company's reaching of its objectives in the profits after taxes, return on standard capital, and cost/income ratio categories. The amount also depends on the managers' attaining of the goals agreed upon with them on an annual basis. No major changes were made in 2007 in the fundamentals of the participation in results.

Made in 2006 were commitments to pay bonuses amounting to €4,750,000 for acquisitions made. The paying out of these bonuses has been set for 2009 at the earliest. This payout is largely dependent upon the subsidiaries' acquired reaching the goals set for them in the return on standard capital, cost/income ratio and profits after taxes categories.

The chairman of the board is also member of the executive board of Raiffeisen Zentralbank Österreich Aktiengesellschaft (RZB), Vienna. The calculation of the remuneration received by the chairman occurred separately in 2007. The remuneration reported for the chairman from this bank does contain income from his position at RZB.

Expenditures in 2007 for termination of employment compensation and for pensions came to:

amounts in T€	pension expenditure	termination of employment expenditure
executive board	80	283
staff members	253	662
total	**333**	**945**

As of December, 31, 2007, the following executives had been granted the **right of authorized signature**, with this power to be exercised jointly with a member of the executive board or with another person enjoying this unrestricted right:

Ferenc Berszan
Dr. Kurt Bruckner
Dr. Roman Hager
Mag. Renate Kattinger
Dr. Robert Kaukal
Mag. Susanne Langer
Dr. Herbert Maier
Mag. Susanna Mitter
Dr. Friedrich Sommer
Dr. Rudolf Vogl

This company forms part of the group headed by Raiffeisen-Landesbanken-Holding GmbH, Vienna (the ultimate corporate parent) and comprised of its affiliates. Like the rest of these affiliates, Raiffeisen International is **fully-consolidated** in its corporate parent's accounts and is **integrated in group operations**. The consolidated accounts are available for inspection at the group parent's headquarters. Raiffeisen International is also included in the consolidated accounts compiled by Raiffeisen Zentralbank Österreich AG, Vienna (this is the company responsible for compiling consolidated accounts for the minimum number of companies).

The shares of this company are traded on a regulated exchange, as defined by § 2 Z 37 of the Banking Code. This requires Raiffeisen International to compile consolidated accounts satisfying the precepts of the International Financial Reporting Standards. The consolidated accounts are available for inspection at the headquarters of the respective company.

Vienna, February 29, 2008

Raiffeisen International Bank-Holding AG

Dkfm. Dr. Herbert Stepic	Mag. Martin Grüll	Aris Bogdaneris
Dkfm. Rainer Franz	Mag. Peter Lennkh	Mag. Heinz Wiedner

Appendix V

Raiffeisen International Bank-Holding AG, Vienna

Fixed assets table acc. to § 226 (1) CORPORATE CODE

	costs of procurement as of 1.1.2007	additions	Reclassi-fications in financial year	disposals	costs of procurement as of 31.12.2007	accumulated depreciation	carrying value 31.12.2007	carrying value 31.12.2006	deprecia-tion for the year 2007
intangible assets									
software and licenses	175.068,77	730.596,30	188.153,94	0,00	1.093.819,01	-306.421,27	787.397,74	76.384,10	207.736,60
prepayments made on software	188.153,94	0,00	-188.153,94	0,00	0,00	0,00	0,00	188.153,94	0,00
	363.222,71	**730.596,30**	**0,00**	**0,00**	**1.093.819,01**	**-306.421,27**	**787.397,74**	**264.538,04**	**207.736,60**
tangible fixed assets									
operating furnishings and fittings	62.032,62	13.529,20	0,00	-1.184,85	74.376,97	-41.412,46	32.964,51	37.225,06	17.394,81
automobiles (Czech offices)	20.309,51	667,57	0.00	0,00	20.977,08	-5.244,48	15.732,60	20.309,51	5.244,48
assets of negligible value	0,00	12.259,59	0,00	-12.259,59	0,00	0,00	0,00	0,00	12.259,59
	82.342,13	**26.456,36**	**0,00**	**-13.444,44**	**95.354,05**	**-46.656,94**	**48.697,11**	**57.534,57**	**34.898,88**
financial investments									
shares held in affiliates	3.319.205.552,78	925.615.647,02	0,00	-179.243.914,87	4.065.577.284,93	-58.630.238,31	4.006.947.046,62	3.260.575.314,47	0,00
participations	0,00	680.066,18	0,00	0,00	680.066,18	0,00	680.066,18	0,00	0,00
securities held as investments	40.863,09	0,00	0,00	0,00	40.863,09	-635,09	40.228,00	40.863,09	635,09
	3.319.246.415,87	**926.295.713,20**	**0,00**	**-179.243.914,87**	**4.066.298.214,20**	-58.630.873,40	**4.007.667.340,80**	**3.260.616.177,56**	**635,09**
	3.319.691.980,71	**927.052.765,86**	**0,00**	**-179.257.359,31**	**4.067.487.387,26**	**-58.983.951,61**	**4.008.503.435,65**	**3.260.938.250,17**	**243.270,57**

Appendix VI

Depiction of shares held in affiliates as of December 31, 2007 acc. to § 238 (2) of the Corporate Code

share held in affiliate	Currency	participation millions	share held in capital %	total equity [1] thousands	annual income [1] thousands
Bank					
VAT "Raiffeisen Bank Aval", Kiev	UAH	2.181,5	95,7	5.600.841	669.409
ZAO Raiffeisenbank, Moscow	RUB	24.793,8	100,0	35.730.505	5.425.817
Raiffeisenbank Austria d.d., Zagreb	HRK	1.617,5	73,7	3.279.004	565.987
Raiffeisen banka a.d., Belgrade	RSD	24.702,7	100,0	30.311.637	4.485.766
Raiffeisen Bank S.A., Bucharest	RON	1.190,1	99,5	1.260.618	314.560
Raiffeisen Bank Polska S.A., Warsaw	PLN	661,2	100,0	1.299.825	301.855
eBanka a.s., Prague	CZK	604,1	51,0	1.550.450	-27.442
Raiffeisen Bank Sh.a., Tirana	€	34,6	100,0	10.492.764	4.885.574
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo	BAM	163,9	97,0	291.256	44.955
Raiffeisenbank a.s., Prague	CZK	2.493,4	51,0	6.362.990	780.879
Raiffeisen Banka d.d., Maribor	€	12,1	85,7	50.247	8.371
Raiffeisenbank (Bulgaria) EAD, Sofia	BGN	310,1	100,0	439.067	108.612
OAO Priorbank, Minsk	BYR	64.816,2	63,1	302.085.366	79.273.609
Tatra Banka a.s., Bratislava	SKK	727,5	64,5	13.779.358	3.180.569
Raiffeisen Bank Kosovo J.S.C., Pristina	€	33,0	100,0	44.073	14.670
Finanzinstitute					
Eastern €opean Invest Holding GmbH, Vienna	€	0,0	100,0	17.086	69
RI Eastern €opean Finance B.V., Amsterdam	€	0,4	100,0	3.705	1.328
RI FINANCE (JERSEY) LIMITED, St. Helier	€	0,0	100,0	-9	5
Sonstige Unternehmen					
"RI-RBHU Holding GmbH", Vienna	€	0,0	100,0	235.266	19.891
Ukrainian Processing Center JSC, Kiev	UAH	0,2	100,0	22.468	18.944
RLI Holding Gesellschaft mbH, Vienna	€	0,0	75,0	27.944	90
Raiffeisen International GROUP IT GmbH, Vienna	€	0,0	100,0	1.215	23
Raiffeisen International Liegenschaftsbesitz Holding GmbH, Vienna	€	0,0	100,0	74	-6
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Vienna	€	0,0	100,0	3	-4
GSI Group Software Investment AG, Zug	CHF	29,4	100,0	-3.456	-1.009 [2]
Raiffeisen Training Center Ltd., Zagreb	HRK	0,0	20,0	x	x
Centralised Raiffeisen International Service & Payments s.r.l., Bucharest	RON	6,8	100,0	x	x
Raiffeisen Pensii – Broker de Pensii Private S.R.L., Bucharest	RON	0,0	99,0	x	x

[1] The amounts of equity listed and the annual incomes reported for Austria-based subsidiaries stem from their preliminary accounts compiled as of December 31, 2007. The non-Austria based companies' equities and annual results as of December 31, 2007 are taken from their accounts compiled according to the International Financial Reporting Standards (IFRSs).

[2] The IFRS Reporting Package provided by GSI Group Software Investment AG, Zug uses € instead of national currencies.

Imprint

Raiffeisen International Bank-Holding AG
Am Stadtpark 9, A-1030 Vienna
Telefon: +43 (1) 71 707 2089
Telefax: +43 (1) 71 707 2138
www.ri.co.at

Editorial deadline: February 29, 2008

Place of compilation: Vienna

The forecasts, plans and forward-looking statements presented in this report are based on the knowledge available to and estimates made by Raiffeisen International at the time of preparation. As is the case with all statements applying to the future, these contain risks and uncertainties. These, in turn, could give rise to considerably-sized divergences from the predicted results. No guarantee is made for the realization of the forecasts, of the projected figures or of the forward-looking statements.
We used the greatest of care in preparing this report and in checking the data which it contains. Notwithstanding this, we cannot exclude its containing errors arising from rounding off, from transmission, from laying out and from printing. This report was written in German. What you are reading is an English translation. The German-language report is legally binding.

www.ri.co.at

Statement by the Board of Management

Pursuant to Article 82 (4) of the Austrian Stock Exchange Act, the Board of Management of Raiffeisen International Bank-Holding AG confirms,

1. that, to its knowledge, the financial statements drawn up in compliance with the applicable financial reporting standards present, as fairly as possible, the financial position and financial performance of the entirety of the companies included in the consolidated figures of Raiffeisen International Bank-Holding AG;

2. that the Group Management Report present the business development, the earnings and position of the entirety of the companies included in the consolidated figures in such a manner as to present as fairly as possible the financial position and financial performance and to describe the essential risks and uncertainties to which it is exposed.

The Board of Management of Raiffeisen International Bank-Holding AG

Vienna, March 2008

END